EX99.2 Independent Auditor’s Report (Consolidated Financial Statements) of Shinhan Financial Group as of December 31, 2023

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2023 and 2022

(With Independent Auditor’s Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.

Opinion

We have audited the consolidated financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (“the Group”), which comprise the consolidated statement of financial position as of December 31, 2023, the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising material accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2023, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We have also audited, in accordance with Korean Standards on Auditing (KSAs), the Group’s Internal Control over Financial Reporting (“ICFR”) as of December 31, 2023 based on the criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea, and our report dated March 4, 2024 expressed an unmodified opinion on the effectiveness of the Group’s internal control over financial reporting.

Basis for Opinion

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statement as of and for the year ended December 31, 2023. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(1)
Assessment of allowance for credit losses for loans

As discussed in Notes 3.(h), 5.(b), and 13 to the consolidated financial statements, the Group recognized an allowance for credit losses using the Expected Credit Loss (ECL) impairment model for loans at amortized cost amounting to KRW 4,330,470 million as of December 31, 2023. A lifetime ECL is recognized for those loans that have experienced a Significant Increase in Credit Risk (SICR) since initial recognition or are credit impaired, otherwise a 12-month ECL is recognized. The Group measures ECL allowances on an individual basis for individually significant corporate loans which are credit impaired and for those which have experienced a SICR and demonstrate certain other high risk indicators (for example, debt restructuring).

The individual assessment involves judgment by the Group in estimating the future cash flows expected from collateral. The allowance for credit losses for other loans are measured on a collective basis. For these loans, the Group measures ECL based on its estimates of the Probability of Default (PD), the Loss Given Default (LGD) and the Exposure at Default (EAD) as well as the impact of Forward-Looking Information (FLI). When measuring allowance for credit losses, PD estimated considering various factors such as collateral, product and borrower type, credit rating, loan size, recovering period, etc. and LGD per recovery type are applied. For corporate loans measured on a collective basis, one of the relevant inputs for determining PD is the internal credit risk rating of the borrower. The internal credit risk rating of the borrower is defined by the Group using quantitative and qualitative factors. The evaluation of the qualitative factors involves a high level of judgment by the Group.

We identified the following risks in accordance with the assessment of the allowance for credit losses for loans as a key audit matter, considering likelihood of error, management judgement, and risk of material misstatement;


Risks that (i) the analysis of the qualitative factors in determining the internal credit risk ratings of the corporate loans to be collectively assessed for ELC is inappropriate; (ii) the calculation of 12 month and lifetime PD, the calculation of LGD, and the evaluation if FLI incorporated in the measurement of collective ECL is inappropriate due to fraud or error

The following are the primary audit procedures we performed to address this key audit matter.


We evaluated the design and tested the operating effectiveness of certain internal controls related to: (i) the validation of the models used to determine the inputs to the collective ECL calculation and the impact of FLI; (ii) the assessment of qualitative factors in the process of determining the internal credit risk rating of the loans; (iii) the completeness and accuracy of quantitative data used in the credit risk ratings.

We involved credit risk professionals with specialized skills, industry knowledge and relevant experience who assisted in: (i) evaluating the methodology and key judgments used in determining the PD and LGD parameters; (ii) evaluating how FLI was incorporated in the collective ECL model; and (iii) recalculating forward-looking PD and LGD on a sample basis.

We evaluated on a sample basis whether, for the corporate loans with ECL measured on a collective basis, Group policy was applied in the internal credit risk rating process.

(2) Internally measured fair value of level 3 derivatives, and level 3 derivative-linked securities

As discussed in Notes 5.(e) to the consolidated financial statements, the Group classifies financial instruments measured at fair value using valuation techniques where one or more significant inputs are not based on observable market data as level 3 in the fair value hierarchy.

Those financial instruments measured at fair value classified as level 3 include derivatives and derivative-linked securities both held and issued by Shinhan Securities Co., Ltd. (a subsidiary of the Group), of which fair value is measured by the internally developed valuation models. The fair value of such derivative assets and liabilities as of December 31, 2023 was KRW 629,223 million and KRW 785,312 million, respectively.

Also, the fair value of such derivative-linked securities held (presented as ‘financial assets at fair value through profit or loss – debt securities’) and issued (presented as ‘financial liabilities designated at fair value through profit or loss’) as of December 31, 2023 was KRW 66,866 million and KRW 6,725,252 million, respectively. In order to measure the fair value of these financial instruments, the Group uses valuation models such as discounted cash flow models and option models. These models use various inputs and assumptions, depending on the nature of the financial instruments.

We identified the following risk in accordance with the measurement of fair value of the derivatives and derivative-linked securities as a key audit matter considering the level of judgement;


Risk that the models’ significant inputs which are not directly observable in financial markets and related assumptions (such as volatility of underlying assets, correlations, regression coefficients, discount rates, etc.) are inappropriate

The following are the primary audit procedures we performed to address this key audit matter.


We evaluated the design and tested the operating effectiveness of certain internal controls related to the measurement of fair value of the derivatives and derivative-linked securities. This included controls related to the development and application of the significant unobservable inputs and assumptions used in the measurement of fair values.

We involved valuation professionals with specialized skills and knowledge, who assisted in (i) evaluating unobservable inputs on a selection of the derivatives and derivative-linked securities; and (ii) developing unobservable inputs independently for a selection of the derivatives and derivative-linked securities and comparing the resulting fair value estimates to the Group’s fair value measurements.

(3) Measurement of Insurance Liabilities’ Current Fulfilment Value

As discussed in Note 28 to the consolidated financial statements, the Group measures insurance contracts at the current fulfilment value and recognizes them as insurance contract liabilities amounting to KRW 48,334,232 million. These insurance contract liabilities are measured at the current fulfilment value by estimating all cash flows expected to occur within the boundaries of the insurance contract and using the current discount rate that reflects the assumptions and risks at the time of reporting.

We identified the following risk in accordance with the measurement of insurance liabilities’ current fulfilment value as a key audit matter, considering likelihood of error, management judgement, and risk of material misstatement;


Risk that the measurement of insurance contract liabilities may be misstated from calculating loss rate assumptions due to error

The following are the primary audit procedures we performed to address this key audit matter.


We tested the operating effectiveness of management's controls over loss rate assumption calculation. These controls include review and approval of the calculation methodology applied to calculate loss rate assumptions, review of consistency of basic data, review and approval of correction and extrapolation methods, review and approval of appropriateness of calculated assumptions, and review control by an independent appointed actuary.

By utilizing actuarial experts with professional skills and knowledge, we reviewed the calculation methodology applied to calculate the loss rate assumptions, the appropriateness of the correction and extrapolation method; additionally, we calculated the loss rate assumptions independently, compared with the applied loss rate assumptions, and verified whether the loss rate assumptions were applied when calculating fulfilment cash flows of insurance contracts.

Other matters

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Group as of December 31, 2022 and January 1, 2022, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2022 were audited by another auditor in accordance with KSAs, and their report thereon, dated March 6, 2023, expressed an unqualified opinion. The financial statements that another auditor audited are those before reflecting the adjustments due to the adoption of K-IFRS 1117 Insurance Contracts described in Note 52. The accompanying consolidated statements of financial position of the Group as of December 31, 2022 and January 1, 2022 presented for comparative purposes, are those after reflecting such adjustments.

As part of our audit on the consolidated financial statements for the year ended December 31, 2023, we have audited the adjustments to the accompanying consolidated financial statements presented for comparative purposes. In our opinion, the adjustments to the accompanying consolidated financial statements present fairly, in all material respects, in accordance with K-IFRS. We were not engaged to audit, review, or apply any other procedures to the accompanying consolidated financial statements presented for comparative purposes, other than with respect to the adjustments, and accordingly, we do not express an audit opinion or any other form of assurance on the accompanying consolidated financial statements presented for comparative purposes taken as a whole.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:


Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in the internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Min-Seon Chae.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 4, 2024

This report is effective as of March 4, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2023, December 31, 2022 and January 1, 2022

(In millions of won)	Note		December 31, 2023	December 31, 2022	January 1, 2022

Assets
Cash and due from banks at amortized cost	5, 9, 13, 20	~~W~~	34,629,251	30,050,840	29,049,341
Financial assets at fair value through profit or loss	5, 10, 20		71,216,564	61,508,281	68,161,348
Derivative assets	5, 11		4,711,421	6,460,652	3,800,158
Securities at fair value through other comprehensive income	5, 12, 20		90,311,979	85,469,161	90,893,467
Securities at amortized cost	5, 12, 20		35,686,487	33,371,198	26,164,942
Loans at amortized cost	5, 13, 20		411,739,562	407,898,972	384,810,774
Property and equipment, net	14, 19, 20		3,972,304	4,011,097	4,046,164
Intangible assets	15		6,217,946	5,807,836	5,644,782
Investments in associates	16		2,692,031	2,904,474	2,913,745
Current tax receivable			30,590	26,307	15,159
Deferred tax assets	44		153,719	915,369	131,257
Investment property	17		257,806	363,108	675,391
Net defined benefit assets	26		114,378	456,838	33,429
Insurance contract assets	28		10,654	-	-
Reinsurance contract assets	28		88,353	88,772	-
Other assets	5, 13, 18		29,925,844	25,071,114	25,480,156
Assets held for sale			36,444	29,211	44,409

Total assets		~~W~~	691,795,333	664,433,230	641,864,522

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position (Continued)

As of December 31, 2023, December 31, 2022 and January 1, 2022

(In millions of won)	Note		December 31, 2023	December 31, 2022	January 1, 2022
Liabilities
Deposits	5, 21	~~W~~	381,512,664	382,988,294	364,874,652
Financial liabilities at fair value through profit or loss	5, 22		1,868,977	1,146,110	1,369,225
Financial liabilities designated at fair value through profit or loss	5, 23		7,796,727	8,367,368	8,023,870
Derivative liabilities	5, 11		5,038,416	7,708,615	3,588,165
Borrowings	5, 24		56,901,352	49,279,175	43,167,065
Debt securities issued	5, 25		81,561,725	77,288,783	80,149,363
Net defined benefit liabilities	26		67,620	14,664	131,494
Provisions	27		1,369,666	1,266,314	1,166,883
Current tax payable			92,253	702,143	702,608
Deferred tax liabilities	44		542,595	810,569	420,677
Insurance contract liabilities	28		48,333,208	45,904,773	53,774,915
Reinsurance contract liabilities	28		93,240	62,803	281,763
Investment contract liabilities	5, 30		1,572,685	2,133,586	2,953,698
Other liabilities	5, 31		48,722,340	33,336,475	31,044,194

Total liabilities			635,473,468	611,009,672	591,648,572

Equity	32
Capital stock			2,969,641	2,969,641	2,969,641
Hybrid bonds			4,001,731	4,196,968	3,334,531
Capital surplus			12,094,968	12,095,043	12,095,043
Capital adjustments			(658,664)	(582,859)	(664,429)
Accumulated other comprehensive loss			(1,074,453)	(1,910,750)	(905,223)
Retained earnings			36,387,314	33,963,799	31,139,115
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			53,720,537	50,731,842	47,968,678
Non-controlling interests			2,601,328	2,691,716	2,247,272
Total equity			56,321,865	53,423,558	50,215,950

Total liabilities and equity		~~W~~	691,795,333	664,433,230	641,864,522

Since K-IFRS 1117 “Insurance contracts” was first applied from January 1, 2023, the Group restated the consolidated statements of financial position as of December 31, 2022 and January 1, 2022 in accordance with K-IFRS 1001 “Financial statement presentation”. See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2023 and 2022

(In millions of won)	Note		2023	2022

Interest income		~~W~~	27,579,211	20,092,325
Interest expense			(16,761,289)	(9,495,472)
Net interest income	34		10,817,922	10,596,853

Fees and commission income			4,175,243	3,884,346
Fees and commission expense			(1,528,037)	(1,470,804)
Net fees and commission income	35		2,647,206	2,413,542

Insurance income			2,899,599	2,741,730
Reinsurance income			44,985	36,274
Insurance service expenses			(1,748,779)	(1,667,870)
Reinsurance service expenses			(82,190)	(63,910)
Net insurance income	28		1,113,615	1,046,224

Insurance finance income			143,064	850,940
Insurance finance expenses			(659,161)	(42,976)
Net insurance finance income (expenses)	29		(516,097)	807,964

Dividend income	36		181,486	177,569
Net gain (loss) on financial instruments at fair value through profit or loss	37		2,493,626	(1,160,833)
Net gain (loss) on financial instruments designated at fair value through profit or loss	38		(437,780)	576,942
Net gain on foreign currency transaction			256,766	245,079
Net gain (loss) on disposal of securities at fair value through other comprehensive income	12		(129,575)	(161,423)
Net gain (loss) on disposal of securities at amortized cost	12		251	(60)
Provision for allowance for credit loss	39		(2,244,503)	(1,291,813)
General and administrative expenses	40		(5,895,337)	(5,644,160)
Other operating expenses, net	42		(2,186,730)	(1,700,320)

Operating income			6,100,850	5,905,564

Equity method income	16		125,088	121,697
Other non-operating income (expense), net	43		(260,978)	339,365
Profit before income taxes			5,964,960	6,366,626

Income tax expense	44		1,486,960	1,611,112
Profit for the year		~~W~~	4,478,000	4,755,514

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

For the years ended December 31, 2023 and 2022

(In millions of won, except earnings per share data)	Note		2023	2022

Other comprehensive income for the year, net of income tax	32
Items that are or may be reclassified to profit or loss:
Gain (loss) on securities at fair value through other comprehensive income		~~W~~	3,162,544	(5,928,937)
Equity in other comprehensive income (loss) of associates			7,156	(15,758)
Foreign currency translation adjustments for foreign operations			(6,245)	14,732
Net change in unrealized fair value of cash flow hedges			61,280	(70,264)
Net finance income on insurance contract assets (liabilities)			(2,172,458)	4,705,903
Net finance income (expense) on reinsurance contract assets (liabilities)			(20,772)	34,045
			1,031,505	(1,260,279)
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities (assets)			(200,857)	251,991
Equity in other comprehensive loss of associates			-	(5)
Valuation gain on securities at fair value through other comprehensive income			8,174	5,133
Gain (loss) on disposal of securities at fair value through other comprehensive income			(3,056)	2,134
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			8,623	(4,749)
			(187,116)	254,504
Total other comprehensive income (loss), net of income tax			844,389	(1,005,775)

Total comprehensive income for the year		~~W~~	5,322,389	3,749,739

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	32, 45	~~W~~	4,368,035	4,665,643
Non-controlling interests			109,965	89,871
		~~W~~	4,478,000	4,755,514
Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	5,208,629	3,660,798
Non-controlling interests			113,760	88,941
		~~W~~	5,322,389	3,749,739

Earnings per share:	32, 45
Basic and diluted earnings per share in won		~~W~~	8,048	8,498

Since K-IFRS 1117 “Insurance contracts” was first applied from January 1, 2023, the Group restated the consolidated statements of comprehensive income for the year ended December 31, 2022 in accordance with K-IFRS 1001 “Financial statement presentation”. See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2022

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2022	~~W~~	2,969,641	3,334,531	12,095,043	(664,429)	(984,936)	30,541,300	47,291,150	2,247,272	49,538,422
Adjustment on initial application of K-IFRS 1117 (Note 52)		-	-	-	-	79,713	597,815	-	-	677,528
Balance (restated) at January 1, 2022		2,969,641	3,334,531	12,095,043	(664,429)	(905,223)	31,139,115	47,968,678	2,247,272	50,215,950
Profit for the year		-	-	-	-	-	4,665,643	4,665,643	89,871	4,755,514
Other comprehensive income (loss), net of income tax:
Loss on valuation and disposal of securities at fair value through other comprehensive income		-	-	-	-	(5,918,084)	-	(5,918,084)	(3,586)	(5,921,670)
Equity in other comprehensive loss of associates		-	-	-	-	(15,763)	-	(15,763)	-	(15,763)
Foreign currency translation adjustments for foreign operations		-	-	-	-	12,936	-	12,936	1,796	14,732
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(70,264)	-	(70,264)	-	(70,264)
Net finance income on insurance contract assets (liabilities)		-	-	-	-	4,705,903	-	4,705,903	-	4,705,903
Net finance income on reinsurance contract assets (liabilities)		-	-	-	-	34,045	-	34,045	-	34,045
Remeasurements of the net defined benefit liabilities (assets)		-	-	-	-	251,131	-	251,131	860	251,991
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(4,749)	-	(4,749)	-	(4,749)
Total other comprehensive loss		-	-	-	-	(1,004,845)	-	(1,004,845)	(930)	(1,005,775)
Total comprehensive income (loss)		-	-	-	-	(1,004,845)	4,665,643	3,660,798	88,941	3,749,739

Other changes in equity
Dividends		-	-	-	-	-	(747,705)	(747,705)	-	(747,705)
Interim dividends		-	-	-	-	-	(637,598)	(637,598)	-	(637,598)
Dividends to hybrid bonds		-	-	-	-	-	(156,277)	(156,277)	-	(156,277)
Issuance of hybrid bonds (Note 32)		-	997,120	-	-	-	-	997,120	-	997,120
Redemption of hybrid bonds (Note 32)		-	(134,683)	-	(317)	-	-	(135,000)	-	(135,000)
Acquisition of treasury stock (Note 32)		-	-	-	(300,000)	-	-	(300,000)	-	(300,000)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2022

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total
Retirement of treasury stock (Note 32)		-	-	-	300,000	-	(300,061)	(61)	-	(61)
Change in other capital adjustments		-	-	-	(3,904)	-	-	(3,904)	-	(3,904)
Change in other non-controlling interests		-	-	-	85,791	-	-	85,791	355,503	441,294
		-	862,437	-	81,570	-	(1,841,641)	(897,634)	355,503	(542,131)
Reclassification of OCI to retained earnings		-	-	-	-	(682)	682	-	-	-
Balance at December 31, 2022	~~W~~	2,969,641	4,196,968	12,095,043	(582,859)	(1,910,750)	33,963,799	50,731,842	2,691,716	53,423,558

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2023

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2023	~~W~~	2,969,641	4,196,968	12,095,043	(582,859)	(1,910,750)	33,963,799	50,731,842	2,691,716	53,423,558
Profit for the year		-	-	-	-	-	4,368,035	4,368,035	109,965	4,478,000
Other comprehensive income (loss), net of income tax:
Loss on valuation and disposal of securities at fair value through other comprehensive income		-	-	-	-	3,163,334	-	3,163,334	4,328	3,167,662
Equity in other comprehensive loss of associates		-	-	-	-	7,156	-	7,156	-	7,156
Foreign currency translation adjustments for foreign operations		-	-	-	-	(6,234)	-	(6,234)	(11)	(6,245)
Net change in unrealized fair value of cash flow hedges		-	-	-	-	61,280	-	61,280	-	61,280
Net finance loss on insurance contract assets (liabilities)		-	-	-	-	(2,172,458)	-	(2,172,458)	-	(2,172,458)
Net finance loss on reinsurance contract assets (liabilities)		-	-	-	-	(20,772)	-	(20,772)	-	(20,772)
Remeasurements of the net defined benefit liabilities (assets)		-	-	-	-	(200,335)	-	(200,335)	(522)	(200,857)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	8,623	-	8,623	-	8,623
Total other comprehensive income		-	-	-	-	840,594	-	840,594	3,795	844,389
Total comprehensive income (loss)		-	-	-	-	840,594	4,368,035	5,208,629	113,760	5,322,389

Other changes in equity
Dividends		-	-	-	-	-	(455,215)	(455,215)	-	(455,215)
Interim dividends		-	-	-	-	-	(817,122)	(817,122)	-	(817,122)
Dividends to hybrid bonds		-	-	-	-	-	(189,672)	(189,672)	-	(189,672)
Issuance of hybrid bonds (Note 32)		-	897,646	-	-	-	-	897,646	-	897,646
Redemption of hybrid bonds (Note 32)		-	(1,092,883)	-	(102,667)	-	-	(1,195,550)	-	(1,195,550)
Transfer of redemption loss of hybrid bonds to retained earnings		-	-	-	317	-	(317)	0	-	-
Acquisition of treasury stock (Note 32)		-	-	-	(485,947)	-	-	(485,947)	-	(485,947)
Retirement of treasury stock (Note 32)		-	-	-	485,947	-	(486,028)	(81)	-	(81)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2023

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total
Preferred stock converted to common stock		-	-	(75)	-	-	-	(75)	-	(75)
Change in other capital adjustments		-	-	-	26,703	-	(463)	26,240	-	26,240
Change in other non-controlling interests		-	-	-	(158)	-	-	(158)	(204,148)	(204,306)
		-	(195,237)	(75)	(75,805)	-	(1,948,817)	(2,219,934)	(204,148)	(2,424,082)
Reclassification of OCI to retained earnings		-	-	-	-	(4,297)	4,297	-	-	-
Balance at December 31, 2023	~~W~~	2,969,641	4,001,731	12,094,968	(658,664)	(1,074,453)	36,387,314	53,720,537	2,601,328	56,321,865

Since K-IFRS 1117 “Insurance contracts” was first applied from January 1, 2023, the Group restated the consolidated statements of changes in equity for the year ended December 31, 2022 in accordance with K-IFRS 1001 “Financial statement presentation”. See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2023 and 2022

(In millions of won)	Note		2023	2022

Cash flows from operating activities
Profit for the year		~~W~~	4,478,000	4,755,514
Adjustments for:
Interest income	34		(27,579,211)	(20,092,325)
Interest expense	34		16,761,289	9,495,472
Dividend income	36		(181,486)	(177,569)
Income tax expense	44		1,486,960	1,611,112
Net fees and commission expense	35		307,492	126,665
Net insurance loss	28		(1,113,615)	(1,046,224)
Net insurance finance expense (income)	29		516,097	(807,964)
Net loss (gain) on financial instruments at fair value through profit or loss	37		(1,228,900)	1,056,473
Net loss (gain) on derivatives	11		(292,483)	702,735
Net loss (gain) on foreign currency translation			4,396	44,316
Net gain on financial instruments designated at fair value through profit or loss	38		(54,256)	(806,741)
Net loss (gain) on disposal of securities at fair value through other comprehensive income	12		129,575	161,423
Net loss (gain) on disposal of securities at amortized cost	12		(251)	60
Provision for allowance for credit loss	39		2,244,503	1,291,813
Employee benefit	26		145,874	178,923
Depreciation and other amortization	40		1,185,006	999,682
Other operating expense	42		859,065	2,086,352
Equity method income, net	16		(125,088)	(121,697)
Other non-operating expense (income)	43		200,355	(437,202)
			(6,734,678)	(5,734,696)

Changes in assets and liabilities:
Due from banks at amortized cost			1,325,355	(1,052,471)
Securities at fair value through profit or loss			(7,374,788)	5,901,524
Loans at fair value through profit or loss			620,955	(721,736)
Financial instruments designated at fair value through profit or loss			(726,476)	1,100,240
Derivative instruments			(336,770)	728,222
Loans at amortized cost			(5,652,482)	(24,043,584)
Insurance contract assets			(10,387)	299
Reinsurance contract assets			(4,262)	(72,331)
Other assets			(6,394,740)	(2,080,768)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2023 and 2022

(In millions of won)	Note		2023	2022

Deposits		~~W~~	(1,380,003)	18,309,172
Liabilities for defined benefit obligations			7,263	(341,740)
Provisions			(424,494)	(72,384)
Insurance contract liabilities			(1,247,849)	(903,025)
Reinsurance contract liabilities			(31,265)	(201,490)
Investment contract liabilities			(671,181)	(907,047)
Other liabilities			13,479,464	1,789,192
			(8,821,660)	(2,567,927)

Income taxes paid			(1,931,943)	(1,693,408)
Interest received			26,411,959	19,070,421
Interest paid			(13,058,769)	(6,770,156)
Dividends received			186,937	128,692

Net cash inflow from operating activities			529,846	7,188,440

Cash flows from investing activities
Decrease in financial instruments at fair value through profit or loss			3,845,778	5,206,643
Increase in financial instruments at fair value through profit or loss			(5,355,995)	(5,954,987)
Proceeds from disposal of securities at fair value through other comprehensive income			36,748,023	22,231,923
Acquisition of securities at fair value through other comprehensive income			(36,745,746)	(24,545,800)
Proceeds from disposal of securities at amortized cost			4,257,920	5,148,999
Acquisition of securities at amortized cost			(6,421,141)	(12,302,642)
Proceeds from disposal of property and equipment	14, 43		16,159	93,511
Acquisition of property and equipment	14		(261,444)	(326,546)
Proceeds from disposal of intangible assets	15, 43		25,029	23,040
Acquisition of intangible assets	15		(454,794)	(616,581)
Proceeds from disposal of investments in associates	16		377,496	516,735
Acquisition of investments in associates	16		(428,423)	(657,836)
Proceeds from disposal of investment property	17, 43		166,767	259,453
Acquisition of investment property	17		(5,367)	(6,883)
Proceeds from disposal of assets held for sale			3,663	624,837
Change in other assets			1,959	(238,869)
Proceeds from settlement of hedging derivative financial instruments			29,123	12,585
Payment of settlement of hedging derivative financial instruments			(70,720)	(135,669)
Net cash flow from business combination			-	(27,840)
Net cash outflow from investing activities			(4,271,713)	(10,695,927)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2023 and 2022

(In millions of won)	Note		2023	2022

Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	897,646	997,120
Redemption of hybrid bonds			(1,195,550)	(135,000)
Net increase in borrowings			8,153,087	6,145,271
Proceeds from debt securities issued			47,674,027	39,521,966
Redemption of debt securities issued			(43,808,445)	(41,777,940)
Increase in financial liabilities designated at fair value through profit or loss			209,969	49,993
Change in other liabilities			164,567	239,591
Dividends paid			(1,461,371)	(1,540,871)
Proceeds from settlement of hedging derivative financial instruments			1,538,590	2,391,556
Payment of settlement of hedging derivative financial instruments			(1,459,027)	(2,319,927)
Acquisition of treasury stock			(485,947)	(300,000)
Disposition and redemption of treasury stock			(81)	(60)
Increase (decrease) in non-controlling interests			(205,169)	382,929
Redemption of lease liabilities			(262,055)	(259,913)
Conversion costs for preferred stock to common stock			(75)	-
Net cash inflow from financing activities			9,760,166	3,394,715

Effect of exchange rate changes on cash and cash equivalents held			(15,361)	(58,955)
Increase (decrease) in cash and cash equivalents			6,002,938	(171,727)

Cash and cash equivalents at beginning of year	47		24,413,946	24,585,673

Cash and cash equivalents at end of year	47	~~W~~	30,416,884	24,413,946

Since K-IFRS 1117 “Insurance contracts” was first applied from January 1, 2023, the Group restated the consolidated statements of cash flows for the year ended December 31, 2022 and January 1, 2022 in accordance with K-IFRS 1001 “Financial statement presentation”. See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

1. Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”), the controlling company, is incorporated on September 1, 2001 for the main purposes of controlling, managing and funding Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Asset Management Co., Ltd. by way of share transfers. The total capital stock amounted to ~~W~~1,461,721 million. Also, Shinhan Financial Group’s shares have been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depositary Shares have been registered with the Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2023 and 2022 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		December 31, 2023	December 31, 2022
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	December 31	100.0	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Securities Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Capital Co., Ltd.	〃	〃	100.0	100.0
〃	Jeju Bank	〃	〃	75.3	75.3
〃	Shinhan Asset Management Co., Ltd.	〃	〃	100.0	100.0
〃	SHC Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan DS	〃	〃	100.0	100.0
〃	Shinhan Savings Bank	〃	〃	100.0	100.0
〃	Shinhan Asset Trust Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Fund Partners Co., Ltd. (*2)	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan AI Co., Ltd. (*3)	〃	〃	100.0	100.0
〃	Shinhan Venture Investment Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan EZ General Insurance Co., Ltd.	〃	〃	85.1	85.1
Shinhan Bank	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Bank Cambodia	Cambodia	〃	97.5	97.5
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Ltd.	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	99.9	99.9
〃	PT Bank Shinhan Indonesia	Indonesia	〃	99.0	99.0
Shinhan Bank Japan	SBJDNX	Japan	〃	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

1. Reporting entity (continued)

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2023 and 2022 are as follows (continued):

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		December 31, 2023	December 31, 2022
Shinhan Card Co., Ltd.	Shinhan Credit Information Co., Ltd.	Korea	December 31	100.0	100.0
〃	LLP MFO Shinhan Finance	Kazakhstan	〃	100.0	100.0
〃	PT. Shinhan Indo Finance	Indonesia	〃	76.3	76.3
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
〃	Shinhan Vietnam Finance Co., Ltd.	Vietnam	〃	100.0	100.0
Shinhan Securities Co., Ltd.	Shinhan Securities America Inc.	USA	〃	100.0	100.0
〃	Shinhan Securities Asia Ltd.	Hong Kong	〃	100.0	100.0
〃	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0
〃	PT. Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
PT Shinhan Sekuritas Indonesia	PT. Shinhan Asset Management Indonesia	Indonesia	〃	75.0	75.0
Shinhan Life Insurance Co., Ltd.	Shinhan Financial Plus Co., Ltd	Korea	〃	100.0	100.0
〃	Shinhan LifeCare Co., Ltd.(*4)	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Vietnam Co., Ltd.	Vietnam	〃	100.0	100.0
Shinhan Asset Management Co., Ltd.	SHINHAN ASSET MGT HK, LIMITED	Hong Kong	〃	100.0	100.0
Shinhan DS	SHINHAN DS VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0

(*1) Subsidiaries such as trust, beneficiary certificate, special purpose company, partnerships and private equity fund which are not actually operating their own business are excluded.

(*2) Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners on April 3, 2023.

(*3) The major assets were sold to Shinhan Bank, a subsidiary company, in January 2024, and the liquidation process is in progress.

(*4) Shinhan CubeOn Co., Ltd. has changed its name to Shinhan LifeCare Co., Ltd. on December 29, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

1. Reporting entity (continued)

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	Shinhan Bank (including development trust) and 17 others

A trust is consolidated when the Group as a trustee is exposed to significant variable returns, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it, and the Group has the ability to affect those returns.

Asset-Backed Securitization	Tiger Eyes 3 Co., Ltd. and 224 others

An entity for asset backed securitization is consolidated when the Group has sole decision-making authority to dispose assets or change the conditions of the assets, and the Group is substantially exposed to, or has rights to significant variable returns by providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd.

An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has the greatest credit to the entity, has sole decision-making authority of these Entities due to the entities default, and is substantially exposed to, or has rights to significant variable returns.

Investment Fund	One Shinhan Future's Fund and 165 others

An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors as a collective investor or a business executive, or has the ability to dismiss the manager of the investment funds, and is substantially exposed to, or has rights to, the significant variable returns.

(*) The Group provides ABCP purchase agreements and others of ~~W~~8,616,163 million for the purpose of credit enhancement of structured companies.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2. Basis of preparation

(a) Statement of compliance

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group's financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group were authorized for issue by the Board of Directors on February 8, 2024. and the consolidated financial statements will be submitted for approval to the stockholders’ meeting to be held on March 26, 2024.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statement of financial position:

-
derivative financial instruments measured at fair value
-
financial instruments at fair value through profit or loss measured at fair value
-
financial instruments at fair value through other comprehensive income measured at fair value
-
liabilities for cash-settled share-based payment arrangements measured at fair value
-
financial assets and liabilities designated as hedged items in a fair value hedge accounting of which changes in fair value attributable to the hedged risk recognized in profit or loss
-
liabilities for defined benefit plans recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(c) Functional and presentation currency

The respective financial statements of the Group entities are prepared in the functional currency of the economic environment in which each individual company of group entities operate. These consolidated financial statements are presented and reported in Korean won, which is the controlling company’s functional and presentation currency.

(d) Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. If the estimates and assumptions based on management's best judgment as of December 31, 2023 are different from the actual environment, these estimates and actual results may be different.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have a significant effect on the amounts recognized in the consolidated financial statements and information about assumptions and estimation uncertainties that might have a significant risk of resulting in a material adjustment within the next financial year are described in Note 4.

In preparing these consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainties are the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2022 except as explained below.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2. Basis of preparation (continued)

(e) Standards and amendments adopted by the Group

The Group has newly applied the following accounting policies upon preparation of the annual consolidated financial statements from the beginning on January 1, 2023.

i) Amendments to K-IFRS 1117 ‘Insurance Contracts’

The main characteristics of K-IFRS 1117 are recognition of insurance revenue on an accrual basis, measurement of insurance contract liabilities based on fulfilment cash flows, and presentation of insurance contracts income or expenses, separately from investment income or expenses.

① Measurement of insurance contract liabilities based on fulfilment cash flows

The Group identifies a portfolio of insurance contracts consisting of contracts that are exposed to similar risks and are managed together, and then separates the group of insurance contracts into similar profitable contracts within the portfolio. It then estimates cash flows expected to occur within the boundaries of the insurance contract for each group of insurance contracts and measures the insurance liability at current estimates of future cash flows expected to occur in the fulfilment of the contract, reflecting the assumptions and risks on the reporting date.

As a result, insurance liabilities for each group of insurance contracts on the reporting date are measured as an estimate of future cash flows (reflecting policy loans, cash flows related to options and guarantees, the time value of money, etc.), risk adjustment and insurance margin.

The contractual service margin represents unrealized gains that will be recognized in the future as insurance services are provided, and the negative (-) insurance margin is not to be recognized, but rather it is classified as onerous group of insurance contracts and recognized in loss immediately. For contracts without direct participation features, the Group adjusts the contractual service margin for the changes in fulfilment cash flows relating to future service, measured at the discount rates determined on initial recognition, but does not adjust the contractual service margin for effects of the time value of money, financial risk, and changes therein.

On the other hand, reinsurance contracts refer to insurance contracts issued by reinsurance companies to compensate for claims arising from the underlying insurance contracts issued by other insurance companies. A group of reinsurance contracts also applies a consistent assumption with the group of underlying insurance contracts when estimating the present value of future cash flows for the group of underlying insurance contracts.

② Recognition of insurance revenue on an accrual basis

For insurance revenue, it is recognized during the accounting year on an accrual basis, with measurement of insurance contracts with recognition of profit over the period that services are provided. Insurance revenue recognized for the current period is an estimated amount at the beginning of the period, including premiums and expenses, changes in risk adjustment, contractual service margin for services provided to the policyholder. Insurance revenue related to insurance acquisition cash flows recognized as a systematic allocation of the premium portion related to the collection of insurance acquisition cash flows. Any investment component (the amount an insurance contract requires the entity to repay to a policyholder in all circumstances, regardless of whether an insured event occurs) is excluded from insurance revenue.

③ Presentation of insurance income or expense

The Group chose an accounting policy that separates insurance revenue and insurance income or expense including insurance service expense for presentation. Insurance finance income or expense, includes the time value of money, financial risks, and the change effects thereof related from a group of insurance contracts, is recognized either profit or loss or other comprehensive income during the period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2. Basis of preparation (continued)

(e) Standards and amendments adopted by the Group (continued)

④ Accounting policy for transition and the transition effects

Based on the transition provisions of K-IFRS 1117, each group of insurance contracts shall be identified, recognized, and measured (fully retrospective approach) as if this Standard had been applied. If the fully retrospective approach is impractical, the Group can apply either the modified retrospective approach or the fair value approach to contracts.

The effects on the date of transition and the date of the initial application of the key changes in the Group’s financial statements resulting from its adoption of K-IFRS 1117 are disclosed in Note 52.

ii) Amendments to K-IFRS 1001 'Presentation of Financial Statements' – Disclosure of Accounting Policies

The amendments define material accounting policy information and require disclosure of material accounting policy information. The amendments do not have a significant impact on the consolidated financial statements.

iii) Amendments to K-IFRS 1001 'Presentation of Financial Statements'– Disclosure of gains or losses on valuation of financial liabilities with variable exercise price

The amendments require disclosure of the carrying amount of financial liabilities and the related gain or loss, if all or part of financial instruments with exercise price that is adjusted depending on the issuer’s share price change is classified as financial liabilities. The amendments do not have a significant impact on the consolidated financial statements.

iv) Amendments to K-IFRS 1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’– Definition of Accounting Estimates

The amendments define accounting estimates and clarify the way to distinguish changes in accounting policies from changes in accounting estimates. The amendments do not have a significant impact on the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2. Basis of preparation (continued)

(e) Standards and amendments adopted by the Group (continued)

v) Amendments to K-IFRS 1012 ‘Income Taxes’- Global minimum corporate tax

Under the Global Minimum Corporate Tax Act, effective from 2024, the Group may be required to pay additional taxes on the difference between the effective tax rate and the minimum tax rate of 15% for each unit of jurisdiction in which each constituent company belongs. The Group believes that it will be subject to the Global Minimum Corporate Tax Act, but it does not affect current income tax costs as of the end of the reporting period because Korea's global minimum tax-related tax law will take effect on January 1, 2024. The Group also applies the temporary exception to deferred tax in K-IFRS No. 1012, which does not recognize deferred tax assets and liabilities related to the Global Minimum Corporate Tax Act and does not disclose information related to deferred tax.

vi) Amendments to K-IFRS 1012 ‘Income Taxes’- Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments add a requirement to the initial recognition exemption by requiring entities to recognize the deferred tax on transactions that give rise to equal amounts of taxable and deductible temporary differences. The amendments will not have a significant impact on the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3. Material accounting policies

Material accounting policies applied by the Group upon the preparation of consolidated financial statements under K-IFRS are described below, and consolidated financial statements for the year ended December 31, 2023 and comparative periods were prepared using the same accounting policy, except for changes in accounting policy described in the Note 2.

(a) Operating segments

The Group has divided the segments based on internal reports reviewed periodically by the top sales decision maker to make decisions about the resources allocated to the segments and evaluate their performance. There are six reporting segments as described in Note 8. The reporting segments are operated separately according to the nature of the goods and services provided and the organizational structure of the Group.

The segment reported to the Chief Executive Officer (“CEO”) includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

It is the CEO’s responsibility to evaluate the resources to be distributed to the business and the performance of the business, and to make strategic decisions.

(b) Basis of consolidation

i) Subsidiaries

If an entity of the Group uses accounting policies other than those adopted in the consolidated financial statements for the same transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

ii) Structured entity

The Group establishes or invests in various structured entities. Considering the terms and conditions of the arrangement in which the structured entity was established, the entity is included in the consolidated entities if it is determined that the Group obtains gains and losses from the operations thereof, and the Group has the ability to direct the activities of the entity that can most significantly affect these gains and losses. The Group does not recognize any non-controlling interests as equity in relation to structured entities in the consolidated statements of financial position since the non-controlling interests in these entities are recognized as liabilities of the Group.

iii) Intra-group transactions eliminated on consolidation

Intra-group balances, transactions, and any unrealized income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. Unrealized intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

iv) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the non-controlling interests balance is reduced to below zero.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(c) Business combinations

i) Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset or liability is measured at its acquisition-date fair value except for below:

- Leases are required to be classified based on the contractual terms and other factors

- Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

- Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No.1012, ‘Income Taxes’

- Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019, ‘Employee Benefits’

- Compensation assets are recognized and measured on the same basis as the items subject to compensation

- Reacquired rights are measured in accordance with special provisions

- Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No.1102, ‘Share-based Payment’

- Non-current assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No.1105, ‘Non-current Assets Held for Sale and Discontinued Operations’

As of the acquisition date, non-controlling interests in the acquired are measured as the non-controlling interests' proportionate share of the acquirer’s identifiable net assets.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(d) Investments in associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The investment in an associate and a joint venture is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in the investments of the associate and the joint venture after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated the Group's stake in preparing the consolidated financial statements. Unrealized losses are also being derecognized unless the transaction provides evidence of an impairment of the transferred assets.

If an associate or a joint venture uses accounting policies different from those of the Group for transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the carrying amount of that interest, including any long-term investments, is reduced to nil, the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

(e) Cash and cash equivalents

The Group classifies cash balances, call deposits and highly liquid investment assets with original maturities of three months or less from the acquisition date that are easily converted into a fixed amount of cash, and are subject to an insignificant risk of changes in their fair value as cash and cash equivalents.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(f) Non-derivative financial assets

Financial assets are recognized in the consolidated statement of financial position when the Group becomes a party to the contract. In addition, a standardized purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases. However, once the financial assets are designated at FVTPL, it is irrevocable.

ii) Equity instruments

For the equity instruments that are not held for short-term trading, at initial recognition, the Group may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at Fair Value through Other Comprehensive Income (“FVOCI”) are classified as financial assets at FVTPL.

The Group subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVOCI previously recognized as other comprehensive income is not reclassified as profit or loss on recognition. The Group recognizes dividends in profit or loss when the Group’s right to receive payments of the dividend is established.

Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized in the consolidated statement of comprehensive income gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVOCI is not recognized separately.

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model in which the asset is managed and the contractual cash flow characteristics of the asset. Debt instruments are classified as financial assets at amortized cost, at FVOCI, or at FVTPL. Debt instruments are reclassified only when the Group’s business model changes.

1
Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a financial asset measured at amortized cost that is not subject to a hedging relationship is recognized in profit or loss when the financial asset is derecognized or impaired. Interest income on the effective interest method is included in the ‘Interest income’ in the consolidated statement of comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(f) Non-derivative financial assets (continued)

② Financial assets at FVOCI

Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Other than (reversal of) impairment losses, interest income, foreign exchange differences, gains or losses of the financial assets at FVOCI are recognized as other comprehensive income in equity. On removal, gains or losses accumulated in other comprehensive income are reclassified to profit or loss. The interest income on the effective interest method is included in the ‘Interest income’ in the consolidated statement of comprehensive income. Foreign exchange differences and impairment losses are included in the ‘Net foreign currency transaction gain’ and ‘Provision for credit losses allowance’ in the consolidated statement of comprehensive income, respectively.

③ Financial assets at FVTPL

Debt securities other than financial assets at amortized costs or FVOCI are classified at FVTPL. Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in ‘Net gain (loss) on financial assets at fair value through profit or loss’ in the consolidated statement of comprehensive income.

iv) Embedded derivatives

Financial assets with embedded derivatives are classified regarding the entire hybrid contract, and the embedded derivatives are not separately recognized. The entire hybrid contract is considered when it is determined whether the contractual cash flows represent solely payments of principal and interest.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(g) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction. In addition, this document describes the hedging instrument, hedged item, and the method of evaluating the effect of the hedging instrument offsetting changes in the fair value or cash flow of the hedged item due to the hedged risk at the initiation of the hedging relationship and in subsequent periods.

① Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria. Any adjustment arising from G/L on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

② Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

③ Net investment hedge

The portion of the change in fair value of a financial instrument designated as a hedging instrument that meets the requirements for hedge accounting for a net investment in a foreign operation is recognized in other comprehensive income and the ineffective portion of the hedge is recognized in profit or loss. The portion recognized as other comprehensive income that is effective as a hedge is recognized in the statement of comprehensive income as a result of reclassification adjustments in accordance with K-IFRS No. 1021, "Effect of Changes in Foreign Exchange Rates" at the time of disposing of its overseas operations or disposing of a portion of its overseas operations to profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(g) Derivative financial instruments (continued)

ii) Other derivative financial instruments

All derivatives except those designated as hedging instruments and are effective in hedging are measured at fair value. Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

iii) Gains and losses on initial recognition

Any difference between the fair value of over the counter derivatives at initial recognition and the amount that would be determined at that date using a valuation technique in a situation in which the valuation is dependent on unobservable parameters is not recognized in profit or loss but is deferred, and the deferred gains and losses on initial transaction are depreciated on a straight-line basis over the life of the instrument or the remainder is recognized in profit or loss immediately when the fair value becomes observable.

(h) Expected credit losses of financial assets

Except for financial assets measured at fair value through profit or loss, financial assets measured at amortized cost and financial assets measured at fair value through other comprehensive income are assessed for expected credit losses at the end of each reporting period and recognized as loss allowance. Financial assets migrate through the following three stages based on the change in credit risk since initial recognition and allowance for credit loss for the financial assets are measured at the 12-month expected credit losses (“ECL”) or the lifetime ECL, depending on the stage.

Category		Allowance for credit loss
STAGE 1	When credit risk has not increased significantly since the initial recognition	12-months ECL: the ECL associated with the probability of default events occurring within the next 12 months
STAGE 2	When credit risk has increased significantly since the initial recognition	Lifetime ECL: a lifetime ECL associated with the probability of default events occurring over the remaining lifetime
STAGE 3	When assets are impaired	Same as above

The Group, meanwhile, only recognizes the cumulative changes in lifetime expected credit losses since the initial recognition as an allowance for credit loss for purchased or originated credit-impaired financial assets.

The total period refers to the expected life span of the financial instrument up to the contract expiration date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(h) Expected credit losses of financial assets (continued)

i) Reflection of forward-looking information

The Group reflects forward-looking information when measuring expected credit losses. Assuming that the measurement factor of expected credit losses has a certain correlation with economic fluctuations, the expected credit losses are calculated by reflecting forward-looking information through modeling between macroeconomic variables and measurement factors.

ii) Measurement of expected credit loss of financial assets at amortized cost

The expected credit loss of amortized financial assets is measured as the difference between the present value of the cash flows expected to be received and the cash flow to be received in accordance with loan agreements. For this purpose, the Group calculates expected cash flows for individually significant financial assets. For financial assets that are not individually significant, the Group collectively measures the expected credit losses thereof with similar credit risk characteristics.

Expected credit losses are deducted from financial assets at amortized cost using ACL, which are written off along with the assets if the assets are not recoverable. The allowance for credit loss is increased when the written-off loan receivables are subsequently collected, and the changes in the allowance for credit loss are recognized in profit or loss.

iii) Measurement of estimated credit loss of financial assets at FVOCI

The calculation of expected credit loss of financial assets at FVOCI is the same as for financial assets measured at amortized cost, but changes in allowance for credit loss are recognized in other comprehensive income. In the case of disposal and redemption of financial assets at FVOCI, the allowance for credit loss is reclassified from other comprehensive income to profit or loss and recognized in profit or loss.

(i) Property and equipment

Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over the estimated useful lives for the acquisition cost after deduction of the residual value. The estimated useful lives for the current and comparative periods are as follows:

Descriptions	Useful lives
Buildings	40~50 years
Other properties	4~5 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(j) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets as shown below, from the date that they are available for use. The residual value of intangible assets is zero. However, if there are no foreseeable limits to the periods over which certain intangible assets are expected to be available for use, they are determined to have indefinite useful lives and are not amortized.

Descriptions	Useful lives
Software	5 years
Capitalized development cost	5 years
Other intangible assets	5 years or contract periods

(k) Investment properties

An investment property is initially recognized at cost including any directly attributable expenditure. Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The depreciation method and the estimated useful lives for the current and comparative periods are as follows:

Descriptions	Useful lives	Depreciation method
Buildings	40 years	Straight-line

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(l) Leases

i) Accounting treatment as the lessee

The Group leases various tangible assets, such as real estate and vehicles, and each of the lease contract is negotiated individually and includes a variety of terms and conditions. There are no other restrictions imposed by the lease contracts, but the lease assets cannot be provided as collaterals for borrowings.

At the commencement date of the lease, the Group recognizes the right-of-use assets and the lease liabilities. Each lease payment is allocated to payment for the principal portion of the lease liability and financial costs. The Group recognizes in profit or loss the amount calculated to produce a constant periodic rate of interest on the lease liability balance for each period as financial costs. Right-of-use assets are depreciated using a straight-line method from the commencement date over the lease term.

If internal rate of return from in the lease is readily determined, the lease payments are discounted by the rate; if the rate is not readily determined, the lessee’s incremental borrowing rate is used.

The cost of the right-of-use assets comprise:

- The amount of the initial measurement of the lease liability

- Any lease payments made at or before the commencement date (less any lease incentives received)

- Any initial direct costs incurred by the lessee

- An estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease

Lease payments related to short-term leases or low-value assets are recognized as current expenses over the lease term using the straight-line method. A short-term lease is a lease that has a lease term of 12 months or less, and the low-value assets lease is a lease of which the underlying asset value is not more than ~~W~~6 million.

Additional considerations for the Group when accounting for lessees include:

Extension and termination options are included in a number of real estate lease contracts of the Group. In determining the lease term, management considers all relevant facts and circumstances that create an economic incentive not to exercise the options. The periods covered by, a) an option to extend the lease if the lessee is reasonably certain to exercise that option, or b) an option to terminate the lease if the lessee is reasonably certain not to exercise that option, is included when determining the lease term. The Group reassesses whether the Group is reasonably certain to exercise the extension option, or not to exercise a termination option, upon the occurrence of either a significant event or a significant change in circumstances that is within the control of the lessee, and affects whether the lessee is reasonably certain to exercise an option not previously included in its determination of the lease term, or not to exercise an option previously included in its determination of the lease term.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(l) Leases (continued)

ii) Accounting treatment as the lessor

The Group leases out to lessee various tangible assets, including vehicles under operating and finance lease contracts, and each of the lease contract is negotiated individually and includes a variety of terms and conditions. The risk management method for all rights held by the Group in the underlying assets includes repurchase agreements, residual value guarantees, etc.

1
Finance leases

The Group recognizes them as a receivable at an amount equal to the net investment in the lease, and the difference from the carrying amount of the leasing asset as of the commencement date is recognized as profit or loss from disposal of the lease asset. In addition, interest income is recognized by applying the effective interest method for the amount of the Group's net investment in finance leases. Lease-related direct costs are included in the initial recognition of financial lease receivables and are accounted for in a way that reduces the revenue for the lease term.

2
Operating leases

The Group recognizes the lease payments as income on straight-line basis, and adds the lease initial direct costs incurred during negotiation and contract phase of the operating lease to the carrying amount of the underlying asset. In addition, the depreciation policy of operating lease assets is consistent with the Group’s depreciation policy of other similar assets.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(m) Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Impairment losses of goodwill cannot be reversed in the subsequent period. For other assets than goodwill, at the end of each reporting period, the Group reviews whether there is any indication that the impairment loss for those assets that was previously recognized no longer exists or has decreased, and reverses the impairment loss only if there is a change in the estimate used to determine the recoverable amount after the recognition of the impairment loss. The increased carrying amount of an asset attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years.

(n) Non-derivative financial liabilities

The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability in accordance with the substance of the contractual arrangement and the definitions of financial liabilities.

Transaction costs on the financial liabilities at FVTPL are recognized in profit or loss as incurred.

i) Financial liabilities designated at FVTPL

Financial liabilities can be irrevocably designated as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. The amount of change in the fair value of the financial liabilities designated at FVTPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income.

ii) Financial liabilities at FVTPL

Since initial recognition, financial liabilities at FVTPL are measured at fair value, and changes in the fair value are recognized as profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(n) Non-derivative financial liabilities (continued)

iii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities, and other financial liabilities include deposits, borrowings, debt securities and etc. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(o) Foreign currency

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

(p) Equity capital

i) Hybrid bonds

The Group classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity. Hybrid bonds issued by subsidiaries of the Group are classified as non-controlling interests according to this classification criteria. In addition, distributions paid are treated as net income attributable to non-controlling interests in the consolidated statement of comprehensive income.

ii) Capital adjustment

The effect of changes in ownership interests in subsidiaries that do not lose control over the equity attributable to owners of the parent is included in capital adjustments.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(q) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

The Group’s net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits: defined benefit plans

For the year ended December 31, 2023, defined benefit liabilities related to the defined benefit plan are recognized by deducting the fair value of external reserve from the present value of the defined benefit plan debt.

Defined benefit liabilities are calculated annually by independent actuaries using the predicted unit credit method. If the net present value of the defined benefit obligation less the fair value of the plan assets is an asset then the present value of the economic benefits available to the entity in the form of a refund from the plan or a reduction in future contributions to the plan.

(r) Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provisions shall be used only for expenditures for which the provisions are originally recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(s) Financial guarantee contract

A financial guarantee contract is a contract that requires the Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee contract.

After initial recognition, financial guarantee contracts are measured at the higher of:

- Loss allowance in accordance with K-IFRS No.1109, ‘Financial Instruments’

- The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of K-IFRS No.1115, ‘Revenue from Contracts with Customers’

(t) Insurance contracts

i) Definition and classification of insurance contracts

The Group classifies the insurance contract issued as an insurance contract when assuming significant insurance risk from the policyholder, regardless of its legal form. It is classified as an insurance contract if, based on present value, there is a potential loss exposure and if, under any commercially plausible scenario, significant additional payments (determined on a present value basis) would be required to the policyholder. The assessment of assuming significant insurance risk is performed for each contract at the time of issuance. For reinsurance contracts, they are classified as insurance contracts when transferring significant insurance risk to the reinsurer. Additionally, contracts with discretionary participation features are also classified as insurance contracts.
ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)

① Accounting unit

The Group identifies insurance contract portfolios by integrating insurance contracts that are exposed to similar risks and managed together based on coverage, currency, and interest rate types. The Group divides a portfolio of insurance contracts issued into the following groups of insurance contracts based on similarity of profitability. However, for insurance contracts applying the premium allocation approach, it assumes that there is onerous insurance contract (or net loss contract for reinsurance contracts held) at the initial recognition unless evidence suggests otherwise.

A group of insurance contracts issued

- A group of contracts that are onerous at initial recognition.

- A group of contracts that at initial recognition have no significant possibility of becoming onerous subsequently

- A group of the remaining contracts

A group of reinsurance contracts held

- A group of contracts with net profits at initial recognition.

- A group of contracts that at initial recognition have possibility of having net profits subsequently

- A group of the remaining contracts

The Group does not include contracts with a difference in issuance dates exceeding one year in the same group of insurance contracts issued, and it does not reassess the composition of the group subsequently.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(t) Insurance contracts (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

② Recognition of a group of insurance contracts issued

The Group shall recognize a group of insurance contracts it issues from the earliest of the following:

- The beginning of the coverage period of the group of contracts;

- The date when the first payment from a policyholder in the group becomes due (If there is no contractual payment due date, the time the first premium is received is considered that date); and

- For a group of onerous contracts, when the group becomes onerous.

The Group recognizes a group of reinsurance contracts held at the beginning of the coverage period of the group of insurance contracts held. However, in the case of proportional reinsurance, if the group of underlying contracts is a group of onerous contract and the group of reinsurance contracts held is concluded at or before the time when the group of underlying contracts is recognized, the Group recognizes a group of reinsurance contracts held at the earlier of the beginning of the coverage period of the group of reinsurance contracts held or the recognition time of the group of underlying insurance contracts which is the onerous contract for the current year. In addition, in the case of proportional reinsurance, the Group recognizes the group of reinsurance contracts held at the time of initial recognition of the group of underlying insurance contracts, if the initial recognition time of the group of underlying insurance contracts is later than the beginning of the coverage period of the group of reinsurance contracts held.

③ Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model

At the time of initial recognition, the Group measures a group of insurance contracts issued as the sum of fulfillment cash flows (estimates of future cash flows, adjustments to the time value of money related to financial risks to future cash flows, and risk adjustments to non-financial risks) and contractual service margin, and subsequently, as the sum of The liability for remaining coverage or assets (fulfillment cash flow and contractual service margin) and incurred accident liabilities or assets (fulfillment cash flow). The liability for remaining coverage includes the obligation to investigate and pay reasonable insurance benefits according to the current insurance contract for insurance events that have not yet occurred, the obligation to pay amounts related to insurance contract services that have not yet been provided, the obligation to pay amounts related to insurance contract services that have not yet been provided, and represents the obligation to pay investment elements and other amounts that have not been transferred to incurred liability. The liability for incurred claims comprises the obligation to investigate insurance events that have already occurred and pay reasonable insurance premiums and other incurred insurance costs, the obligation to pay amounts related to insurance contract services already provided, and obligation to pay investment elements and other amounts not related to insurance contract services and not included in the liability for remaining coverage.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(t) Insurance contracts (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

③ Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model(continued)

- The estimate of future cash flows

The Group estimates future cash flows using a probability-weighted average based on all relevant, reliable, and neutral information available without undue cost or effort regarding the timing, scope, and uncertainty of future cash flows. Estimates for market variables are consistent with observable market prices and reflect the perspective of the entity, while estimates for non-market variables incorporate all reasonable and reliable internal and external evidence available without undue cost or effort, while ensuring consistency with observable market variables. The Group segregates the future cash flows of reinsurance contracts held from those of the underlying insurance contracts issued and measures them separately, using assumptions consistent with the underlying insurance contracts issued but including the effect of risk of non-performance by the issuer of the reinsurance contract.

- Future cash flows within the boundary of the contract

The Group includes all future cash flows within the boundary of a group of insurance contracts issued when measuring the group. Cash flows within the boundary of the contract refer to cash flows up to the reporting period in which there exists a substantive right or obligation to compel the policyholder to pay premiums (or compel the reinsurer to pay reinsurance premiums for a group of reinsurance contracts held) or to provide substantive services under the insurance contract (or receive substantive services from the reinsurer for a group of reinsurance contracts held).

Cash flows within the boundary of the contract include premiums from policyholders, claims and benefits payable to policyholders (including payments linked to underlying items), insurance claim handling expenses, undivided options and guarantees-related cash flows, insurance acquisition cash flows directly attributable to the contract or its portfolio, fixed/variable indirect expenses directly attributable to fulfilling the insurance contract, costs related to investment activities and the provision of investment return services/investment-related services, insurance policy loans, etc; and excludes investment income or future insurance-related cash flows, product development expenses, and training expenses not directly attributable to the insurance contract portfolio.

The substantive obligations to provide insurance contract services (or the substantive right to receive insurance contract services for a group of reinsurance contracts held) ends when there is the practical ability to reassess the risks of the particular policyholder or the risks of the portfolio of insurance contracts(the risk transferred to reinsurance company for a group of reinsurance contracts held), and, as a result, to fully reflect such risks in pricing or settlement; during the reassessment of portfolio pricing, the risks related to periods after the reassessment date is not considered. The Group reassesses the boundary of the contract at the end of each reporting period to reflect changes in circumstances affecting substantive rights and obligations.

- Discretionary cash flows

The Group identifies and distinguishes the effects of discretionary cash flow variations, which pertain to amounts or timing of cash flows subject to discretion, and the effects of changes in assumptions related to financial risks on the recognition, separately. Any impact of changes in discretion on recognition is adjusted in contractual service margin. The Group considers any adjustment rate applied to the disclosed benchmark rate as discretionary when applying the disclosed interest rate to payments to policyholders.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(t) Insurance contracts (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

③ Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model(continued)

- Insurance acquisition cash flows

The Group allocates insurance acquisition cash flows directly attributable to the insurance contract portfolio to the group of insurance contracts issued in the portfolio and to the group of future insurance contracts that will be recognized upon renewal of the insurance contracts included in the group in a reasonable and systematic manner. Insurance acquisition cash flows recognized as assets after distribution are assessed for recoverability at the end of each reporting period if the fact and circumstances exist that the asset is impaired. If an impairment loss is identified, it is recognized in profit or loss for the current period and insurance acquisition cash flow assets and adjusted to the carrying amount of insurance acquisition cash flow assets. Insurance acquisition cash flow assets are derecognized when the related group of contracts is initially recognized and are included in the fulfilment cash flow measurement for that group of contracts.

- Discount rate

The Group measures the time value of money using a discount rate that reflects the cash flow and liquidity characteristics of insurance contracts while being consistent with current observable market prices and then adjusts future cash flow estimates. To do this, the Group calculates a risk-free interest rate term structure using the Smith-Wilson interpolation method, incorporating yields on government bonds with maturities observed in the market up to the longest term available, along with initial convergence periods and long-term forward interest rates. Liquidity premiums are then added to determine deterministic scenarios. The liquidity premium is derived by multiplying an adjustment ratio to the difference between the risk spread of the representative insurance industry portfolio and the credit risk spread. Additionally, the Group generates 1,000 stochastic scenarios based on this deterministic scenario, reflecting convergence speed parameters and volatility parameters. Deterministic and stochastic scenarios for foreign currencies are calculated separately from scenarios for Korean Won, taking into account the characteristics of each currency.

- The adjustment for non-financial risk

The Group explicitly reflects between estimated future cash flows and discount rates, reflecting the compensation of the uncertainty surrounding the amounts and timing of cash flows arising from non-financial risks through adjustments for non-financial risk. These adjustments are made in accordance with insurance regulations and are allocated at the individual contract level through reasonable and systematic methods. For reinsurance contracts held, adjustments for non-financial risk are calculated to reflect the risk transferred from the holder of the reinsurance contract to the reinsurer, consistent with the assumptions applied in the underlying insurance contracts issued.

- Contractual service margin

At the time of initial recognition of a group of insurance contracts issued, the Group measures the contractual service margin, which is unrealized profit that will be recognized as insurance contract services are provided in the future, as the amount that does not generate revenue or expenses from:

ⅰ) The amount of fulfillment cash flows expected at initial recognition date for the group of insurance contracts issued.

ⅱ) All cash flows already incurred from contracts within the group at the initial recognition date.

ⅲ) The insurance acquisition cash flows allocated to the group at the initial recognition date.

ⅳ) Other assets or liabilities recognized previously for cash flows associated with the group at the initial recognition date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(t) Insurance contracts (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

③ Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model(continued)

In the case of a reinsurance contracts held, the net cost or net gain on purchasing a group of the reinsurance contracts held is recognized as contractual service margin. However, if the net cost of purchasing reinsurance coverage is related to costs incurred prior to purchasing a group of reinsurance contracts held, it is recognized in profit or loss.

- Changes in fulfilment cash flows and contractual service margin.

The Group re-estimates the future cash flows as of the end of each reporting period at current estimates. Changes in fulfilment cash flows related to the future are adjusted in the contractual service margin, while the current and past service-related portions are recognized in profit or loss. The Group also adjusts the contractual service margin for experience adjustments related to future service-related premiums and related insurance acquisition cash flows, as well as for differences between expected and actual investment elements. However, changes in the time value of money and financial risk, changes in estimated fulfilment cash flows for the liabilities for incurred claims (assets), and other experience adjustments related to current and past services are not adjusted in the contractual service margin.

The Group adjusts the current contractual service margin at the end of the reporting period by adding the following amounts to the base amount:

ⅰ) Impact of newly added contracts to the current group of insurance contracts issued.

ⅱ) Accrued interest on the carrying amount of the contractual service margin, measured at the discount rate determined at initial recognition.

ⅲ) Changes in future service-related fulfilment cash flows (excluding recognition and recovery elements of losses).

ⅳ) Effects of currency exchange differences on the contractual service margin.

ⅴ) Amounts recognized in the current period's profit or loss due to the transfer of insurance contract services during the period.

- Loss components and loss recovery components

The Group considers an insurance contract as one that incurs a loss if, at the initial recognition date, the total of the fulfilment cash flows allocated to the insurance contract, previously recognized insurance acquisition cash flows, and cash flows arising from the contract at that date result in a net outflow. Additionally, the Group categorizes a group of insurance contracts issued as a group of onerous contract if, at subsequent measurement dates, adverse fluctuations related to future services allocated to the group of insurance contracts issued exceed the carrying amount of the contractual service margin.

In a group of onerous contracts, there is no contractual service margin, and the measurement of the group consists entirely of the fulfilment cash flows. Any portion at the initial recognition date in the group of onerous contract that is expected to result in a net outflow or exceeds the carrying amount of the contractual service margin subsequently is considered a loss component of that group and recognized as a loss in the current period. After recognizing the loss component, the Group systematically allocates subsequent fluctuations in the remaining insurance liability fulfilment cash flows between the loss component and the liability for remaining coverage, excluding the loss component, based on established criteria. However, subsequent decreases in cash flows related to future services are allocated only to the loss component until it is fully exhausted and recognized in the current period. Any excess beyond the loss component's exhaustion is then recognized as contractual service margin again.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(t) Insurance contracts (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

③ Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model(continued)

In the case of a group of reinsurance contracts held, when a loss component is recognized in the group of the underlying insurance contracts, the Group calculates the loss recovery component of the group of the reinsurance contracts held by multiplying the expected recovery ratio for claims under the group of the underlying insurance contracts by the loss component attributed to those claims. This loss recovery component is then used to adjust assets for the remaining coverage of the reinsurance group and to adjust the contractual service margin (or directly adjust the remaining insurance liability if the premium allocation approach is applied) for recognition of the current period's profit or loss. The loss recovery component is adjusted to reflect fluctuations in the loss component of the group of the underlying insurance contracts within the range that does not exceed the loss component's carrying amount for the group of the underlying insurance contracts.

④ Measurement of insurance liabilities (assets) under the variable fee approach

The Group applies the variable fee approach to measure insurance liabilities (assets) for insurance contracts with direct participation features that meet the following criteria at inception. The Group provides investment-related services at the commencement of the insurance contract, and the insurance contract has direct participation features. The Group does not reassess the fulfillment of these criteria unless there is a contract modification. The variable fee approach is not applied to reinsurance contracts held.

i) the contractual terms specify that the policyholder participates in a share of a clearly identified pool of underlying items

ii) the entity expects to pay to the policyholder an amount equal to a substantial share of the fair value returns on the underlying items

iii) the entity expects a substantial proportion of any change in the amounts to be paid to the policyholder to vary with the change in fair value of the underlying items

In the variable fee approach, it is clear that the obligation to pay an amount equal to the fair value of the underlying items, deducted by the variable fee, constitutes the liability to the policyholder. The variable fee is the company's share of the fair value of the underlying items minus fulfillment cash flows, which do not vary depending on the performance of the underlying items. Fluctuations in the obligation to pay an amount equal to the fair value of the underlying items are not adjusted in the contractual service margin. However, adjustments are made in the contractual service margin for the portion of the fair value of the underlying items attributable to the company and the changes in the fulfilment cash flows not subject to variations based on the performance of the underlying items.

The Group measures the present value of cash flows at the initial recognition date and at the end of the reporting period using the same general model. The contractual service margin is calculated by adjusting the base amount with the following amounts.

i) The effect of new contracts added to the current group of insurance contracts issued.

ii) Changes in the portion of the fair value of underlying items attributable to the entity (excluding recognition and reversal of loss components).

iii) Changes in the fulfilment cash flows related to future services (excluding recognition and reversal of loss components).

iv) The effect of exchange rate fluctuations on contractual service margins.

v) Amounts recognized in the current period's profit or loss due to the transfer of insurance contract services during the period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(t) Insurance contracts (continued)

ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)(continued)

⑤ Insurance liabilities (assets) and reinsurance assets (liabilities) measured under the premium allocation approach.

At the inception of a group of insurance contracts issued, if there is a reasonable expectation that the measurement of liabilities for remaining coverage under premium allocation approach does not differ materially from the one under the general model, and if the coverage period for all contracts within the group of insurance contracts issued is one year or less, the insurance liabilities (assets) are measured using the premium allocation approach, which is a simplified method compared to the general model.

The Group measures the liabilities (assets) for remaining coverage at the initial recognition by deducting from the cash received as premiums (or reinsurance premiums paid for reinsurance contracts held), the amount of insurance acquisition cash flows not immediately recognized as expenses (including amounts removed from assets). Subsequently, it determines the carrying amount by adding or subtracting the following amounts from the initial amount:

ⅰ) Premiums received during the reporting period. (reinsurance premiums paid for reinsurance contracts held)

ⅱ) Insurance acquisition cash flows not recognized as expenses and amortization of those insurance acquisition cash flows

ⅲ) Adjustments related to significant financial components

ⅳ) Amount recognized in profit or loss for the reporting period due to providing insurance contract services.

v) Investment components paid (received for reinsurance contracts held) or transferred to the liability for incurred claims.

The Group does not adjust the carrying amount of the remaining insurance liabilities at the initial recognition date if the coverage period of each contract within the group of insurance contracts issued does not exceed one year, in order to reflect the time value of money and the financial risk effect. Additionally, acquisition cash flows are recognized as expenses when they occur. However, if circumstances indicate that the group of insurance contracts issued incurs losses, the Group performs impairment tests. If the fulfilment cash flows exceed the carrying amount of the remaining insurance liabilities, the difference is recognized as a loss in the current period, is also recognized as increase of the liabilities for remaining coverage.

⑥ Contractor share adjustment

According to K-IFRS 1117, when measuring the liability for participating insurances, it is required to consider dividends when measuring cash flows from participating insurances, and use a discount rate that reflects assumptions and risks.

Unlike the existing accounting practices under K-IFRS 1104, the requirement is not enough to disclose the potential obligations from participating insurances, which leads to the conflict from ‘objective of financial under ‘conceptual framework’. Considering the conflict may cause users of financial statements misunderstood, the Group measures the liability in accordance with the Article 4-1-2 of the Enforcement Rules for Insurance Business Supervision regarding future potential obligations expected to arise from valuation gains and losses on unrealized assets as of the end of the reporting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(t) Insurance contracts (continued)

ⅲ) Recognition of insurance revenue and insurance service expenses

① Recognition of insurance revenue in general model and variable fee approach model

Insurance revenue is measured as the amount expected to be received in exchange for providing insurance contract services for a group of insurance contracts issued. It consists of the sum of changes in the liabilities for remaining coverage as following and insurance acquisition cash flows:

ⅰ) Insurance service expenses incurred during the period, measured at the amount estimated at the inception date (excluding transaction-related taxes collected on behalf of third parties, allocated amounts to loss components, insurance acquisition costs, investment components repaid to policyholders even if an insured event does not occur, and the executed loan from insurance contracts).

ⅱ) Changes in the risk adjustment for non-financial risks (excluding allocated amounts to loss components and changes related to future services).

ⅲ) Contractual service margin recognized in the current period as profit or loss (contractual service margin allocated to current coverage units among all coverage units calculated considering the quantity of benefits payments and the expected duration for coverage within the group of insurance contracts issued, and the frequency and severity of occurrence of insured events.

ⅳ) Other amounts such as experience adjustments on premiums collected for current or past services.

The Group determines insurance revenue related to insurance acquisition cash flows by allocating the portion of the premiums that related to recovering those cash flows to each reporting period in a systematic way on the basis of the passage of time; also, recognizes the same amount as insurance service expenses.

② Recognition of insurance revenue under the premium allocation approach.

Under the premium allocation approach, insurance revenue is recognized by allocating the expected premium income (excluding investment components) for services provided over each period on the basis of the passage of time. However, if the expected pattern of release of risk during the coverage period differs significantly from the passage of time, the expected premium income is calculated on the basis of expected timing of incurred insurance service expenses.

③ Recognition of insurance service expenses

The insurance service expenses incurred as a result of issuing the group of insurance contracts issued consist of the following.

ⅰ) Increase in the liabilities for incurred claims and changes in the fulfilment cash flows related to premiums and expenses (excluding repayment of investment components).

ⅱ) Amortization of insurance acquisition cash flows (the same amount is recognized as insurance revenue and insurance service expenses).

ⅲ) Changes in loss components recognized for the first time in onerous groups of contracts and loss components related to future services.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(t) Insurance contracts (continued)

ⅲ) Recognition of insurance revenue and insurance service expenses(continued)

④ Recognition of reinsurance revenue and reinsurance service expenses for the group of reinsurance contracts held.

The revenue and expenses arising from the group of reinsurance contracts held is recognized by adopting the method of recognizing insurance service expenses and insurance revenue of the group of underlying insurance contracts, with adjustments made to reflect the characteristics of reinsurance contracts held (revenue being the amount recovered from reinsurers and expenses being the allocated portion of premiums paid to reinsurers).

ⅳ) Contract modifications and terminations

The Group derecognises the original contract and recognizes the modified contract as a new contract when the insurance contract terms are changed and specific criteria are met. If the contract modification does not meet such criteria, the effect of the contract modification is accounted for as changes in estimated fulfilment cash flows. There were no instances during the current and prior periods where the original contract was removed and the modified contract was recognized as a new contract. When an insurance contract is extinguished (due to expiration, fulfilment, or cancellation of obligations stated in the insurance contract), the Group removes the insurance contract, adjusts the estimated fulfilment cash flows and contractual service margin related to the removed contract within the group of insurance contracts issued, and reflects the removed contract in the number of coverage units of the group of insurance contracts issued.

ⅴ) Change in accounting treatment of accounting estimates measured in the interim financial statements

The Group has adopted an accounting policy of not changing the accounting treatment of accounting estimates measured in interim financial statements when preparing subsequent interim financial statements and annual financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(t) Insurance contracts (continued)

ⅵ) Presentation

The Group separately presents the book value of insurance contract portfolio, which is an asset, the book value of the insurance contract portfolio, which is a liability, the reinsurance contract portfolio held, which is an asset, and the reinsurance contract portfolio held, which is a liability, respectively, in the consolidated statement of financial position. Furthermore, it distinguishes between insurance revenue and reinsurance service expenses, as well as insurance service expenses and reinsurance revenue, without offsetting them against each other in the statement of comprehensive income.

The Group includes the time value of money and the effects of financial risks, as well as their fluctuations, in insurance finance income (expenses). The Group has chosen an accounting policy to differentiate between insurance finance income (expenses) for the period as either recognized in the current income or in other comprehensive income. For insurance groups where changes in assumptions related to financial risks significantly impact policyholder benefits, the effective interest rate method is applied. For other insurance groups, the effective interest rate determined at initial recognition is used to calculate insurance finance income (expenses) recognized in the current period. In cases where the variable fee approach is applied to insurance groups holding underlying items, the amount recognized as insurance finance income (expenses) in the current period is determined to eliminate accounting mismatches with the underlying items and recognized in the current income.

ⅶ) Accounting policies related to transitions

Under K-IFRS 1117, insurance companies are required to identify, recognize, and measure the group of insurance contracts issued (using the retrospective approach) as if they had always applied K-IFRS 1117 before the transition date. However, if this method is impractical, they may choose to apply the modified retrospective approach or the fair value approach. However, for the group of insurance contracts issued with certain direct participation features, even if they meet the criteria for applying the retrospective approach, the fair value approach may be applied.

The Group has applied the modified retrospective approach to the group of insurance contracts issued within three years prior to the transition date (January 1, 2022, the beginning of the annual reporting period preceding the initial application date of K-IFRS 1117 'Insurance Contracts'), covering contracts issued from 2019 to 2021, as well as to the group of insurance contracts acquired through business combinations (date of business combination: January 1, 2019) applying the general model. For other group of insurance contracts issued and reinsurance contracts held, the fair value approach has been adopted. Additionally, the Group adjusted the existing carrying amounts based on historical cost to the current fulfilment value assessment.

The modified retrospective approach aims to achieve results very close to those of fully retrospective application, utilizing reasonable and supportable information without excessive costs or efforts. The fair value approach involves evaluating the group of insurance contracts issued using fair value measurements, as per K-IFRS 1113 ‘Fair Value Measurement’. When applying the fair value approach, items such as contractual service margins for remaining coverage are determined based on the difference between the fair value of the group of insurance contracts issued at the transition date and the fulfilment cash flows.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(u) Recognition of revenues and expenses

The Group’s revenues are recognized using five-step revenue recognition model as follows:
① ‘Identifying the contract’ → ② ‘Identifying performance obligations’ → ③ ‘Determining the transaction price’ → ④ ‘Allocating the transaction price to performance obligations’ → ⑤ ‘Recognizing the revenue by satisfying performance obligations’.

i) Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method.

ii) Fees and commission income

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

① Fees that are an integral part of the effective interest rate of a financial instrument

Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

② Fees earned as services are provided

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as the related services are provided.

③ Fees that are earned on the execution of a significant act

The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act has been completed.

iii) Dividend income

Dividend income is recognized when the shareholder’s right to receive payment is established. Dividend income is categorized on the classification of equity instruments.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(v) Revenue from Contracts with Customers

The fair value of the consideration received or receivable in exchange for the initial transaction is allocated to the reward points ("points") and the remainder of the fee income. The Group provides compensation in various forms such as payment discounts and free gifts. The consideration to be allocated to the points is estimated based on the fair value of the monetary benefits to be provided in consideration of the expected recovery rate of points awarded in accordance with the customer loyalty program and the expected time of recovery. The consideration allocated to the points is recognized as a consideration to be paid to the customer and deducted from Fees and commission income.

(w) Income tax

The Group applies a consolidated tax method based on a consolidated tax base and a domestic corporation (hereinafter referred to as the "Consolidated Entity Corporation ") that is fully controlled by the consolidated parent company and the consolidated tax base.

The Group evaluates the feasibility of temporary differences, taking into account the future taxable income of individual companies and consolidated groups, respectively. The change in deferred tax assets (liabilities) was recognized as expense (income), except for the amount associated with items directly added to the equity account.

For additional temporary differences in subsidiaries, associates, and joint venture investment interests, the Group may control the timing of the disappearance of temporary differences. All deferred tax liabilities are recognised except in cases where temporary differences are unlikely to dissipate in the foreseeable future. Deferred tax assets arising from deductible temporary differences are likely to be extinguished in the foreseeable future. In addition, it is recognised when taxable income is likely to be used for temporary differences.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period. The carrying amount of deferred tax assets is reduced when it is no longer likely that sufficient taxable income will be generated to use benefits from deferred tax assets.

Tax uncertainties arise from a claim of reassessment or refund of tax that the Group made, or tax investigation etc., due to complexity of transactions or the differences between the Group’s tax policy and authority’s interpretation. In accordance with K-IFRS 2123, the Group recognizes tax assets when anticipating tax refund on the tax paid due to tax authorities imposing, and tax liabilities when anticipating tax payment due to tax investigations, etc. In addition, the amount expected to be paid as a result of the tax investigation is recognized as the tax liability.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3. Material accounting policies (continued)

(x) Accounting for trust accounts

The Group accounts for trust accounts separately from its bank accounts under the Financial Investment Services and Capital Markets Act No. 114 and thus the trust accounts are not included in the accompanying consolidated financial statements. In this regard, the funds lent to the trust account are counted as trust account loans and loans borrowed from the trust account as other accounting accounts (non-payment of the trust account). In accordance with the Financial Investment Business Regulations, trust remuneration is acquired in connection with the operation, management, and disposal of trust property, and it is counted as the operating profit of trust business.

(y) New standards and amendments not yet adopted by the Group

The following new accounting standards and amendments have been published that are not mandatory for annual periods beginning after January 1, 2023, and have not been early adopted by the Group. The Group did not early adopt the following new standards and amendments when preparing consolidated financial statements.

i) K-IFRS No. 1001 ‘Presentation of Financial Statements’ amended - Classification of Liabilities as Current or Non-current and Borrowing Covenants for Non-current Liabilities

These amendments, issued in 2020 and 2022, clarify the requirements for the classification of liabilities as current or non-current and require disclosure of information about non-current liabilities that have future borrowing covenants with which they must comply. These amendments are scheduled to take effect from the first fiscal year beginning after January 1, 2024, and the Group does not expect these amendments to have a significant impact on the consolidated financial statements.

ii) K-IFRS No. 1007 ‘Cash Flow Statement’ and K-IFRS No. 1107 ‘Financial Instruments: Disclosures’ Supplier Finance Agreement

These amendments require disclosure of notes on supplier finance arrangements to help users of consolidated financial statements understand the impact of supplier finance arrangements on the entity’s debt, cash flow and degree of exposure to liquidity risk. These amendments will be applied from fiscal years beginning on or after January 1, 2024, and the Group does not expect this amendment to have a significant impact on the consolidated financial statements.

iii) The following new and amended standards are not expected to have a significant impact on the consolidated entity.

- Lease liabilities arising from sale and leaseback transactions (K-IFRS No. 1116 ‘Lease’)

- Crypto assets disclosure (K-IFRS No. 1001 ‘Financial Statements Presentation’)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4. Significant estimates and judgments

The preparation of financial statements requires the Group to make estimates and assumptions concerning the future. Management also needs to exercise judgment in applying the Group’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year are discussed below.

(a) Estimation of impairment of goodwill

The Group reviews the goodwill annually in accordance with the accounting policy in Note 3. The recoverable amount of the cash-generating unit (group) is determined based on the value-in-use calculation. These calculations are based on estimates.

(b) Income taxes

The Group is subject to tax laws from various countries. In the normal course of business, there are various types of transactions and different accounting methods that may add uncertainties to the decision of the final income taxes. The Group has recognized current and deferred taxes that reflect tax consequences based on the best estimates in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

(c) Fair value of financial instruments

The fair values of financial instruments (e.g. over-the-counter derivatives) which are not actively traded in the market are determined by using valuation techniques. The Group determines valuation techniques and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(d) Allowance for credit loss, guarantees and unused loan commitments

The Group determines and recognizes allowances for losses on debt securities, loans and other receivables measured at amortized cost or FVOCI, and recognizes provisions for guarantees and unused loan commitments through impairment testing. The accuracy of allowances and provisions for credit losses are determined by the estimation of expected cash flows for individually assessed allowances, and methodology and assumptions used for collectively assessed allowances and provisions for groups of loans, guarantees and unused loan commitments.

(e) Insurance contract assets (liabilities) and reinsurance contract assets (liabilities)

The Group calculates the present value of the future cash flows of the remaining benefit liabilities and incurred claims liabilities for measurement purposes. This involves estimating the neutral present value of future cash flows, considering the time value of money, adjusting for financial risks associated with future cash flows, and making risk adjustments for non-financial risks. The measurement of the present value of these cash flows is determined by estimating relevant market variables, assessing uncertainties regarding the amounts and timing of future cash flows, considering actuarial and economic assumptions, and other risks.

The Group calculates the profit earned during the period from the provision of insurance contract services based on the number of insurance units of the group of insurance contracts issued. The number of insurance units of the group of insurance contracts issued are determined by the quantitative units of insurance services provided under individual contracts and the expected duration.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

5. Financial risk management

(a) Overview

Shinhan Financial Group Co., Ltd. (collectively the “Group”) manages various risks that may be arisen by each business sector and the major risks to which the Group is exposed include credit risk, market risk, interest rate risk, and liquidity risk. These risks are recognized, measured, controlled and reported in accordance with risk management guidelines established at the controlling company level and at the subsidiary level.

i) Risk management principles

The risk management principles of the Group are as follows:

- All business activities take into account the balance of risks and profits within a predetermined risk trend.

- The controlling company shall present the Group Risk Management Model Standards and supervise their compliance, and have responsibility and authority for group-level monitoring.

- Operate a risk-related decision-making system that enhances management's involvement.

- Organize and operate risk management organizations independent of the business sector.

- Operate a performance management system that clearly considers risks when making business decisions.

- Aim for preemptive and practical risk management functions.

- Share a cautious view to prepare for possible deterioration of the situation.

ii) Risk management organization

The basic policies and strategies for risk management of the Group are established by the Risk Management Committee (collectively the "Group Risk Management Committee") within the controlling company's Board of Directors. The Group's Chief Risk Management Officer (CRO) assists the Group Risk Management Committee and consults the risk policies and strategies of the group and each subsidiary through the Group Risk Council, which includes the Chief Risk Management Officer of each subsidiary. The subsidiary implements the risk policies and strategies of the Group through each company's risk management committee, risk-related committee, and risk management organization, and consistently establishes and implements the detailed risk policies and strategies of the subsidiary. The risk management team of the controlling company assists the Group's chief risk management officer for risk management and supervision.

Shinhan Financial Group has a hierarchical limit system to manage the risks of the Group to an appropriate level. The Group Risk Management Committee sets the risk limits that can be assumed by the Group and its subsidiaries, while the Risk Management Committee and the Committee of each subsidiary set and manage detailed risk limits by risk, department, desk and product types.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

5. Financial risk management (continued)

(a) Overview (continued)

ii) Risk management organization (continued)

① Group Risk Management Committee

The Group established the risk management system for the Group and each of its subsidiaries, and comprehensively manages group risk-related matters such as establishing risk policies, limits, and approvals. The Committee consists of directors of the Group.

The resolution of the Committee is as follows:

-
Establish risk management basic policy in line with management strategy
-
Determine the level of risk that can be assumed by the Group and each subsidiary
-
Approve appropriate investment limit or loss allowance limit
-
Enact and amend the Group Risk Management Regulations and the Group Risk Council Regulations
-
Matters concerning risk management organization structure and division of duties
-
Matters concerning the operation of the risk management system
-
Matters concerning the establishment of various limits and approval of limits
-
Make decisions on approval of the FSS's internal rating law for non-retail and retail credit rating systems
-
Matters concerning risk disclosure policy
-
Analysis of crisis situation, related capital management plan and financing plan
-
Matters deemed necessary by the board of directors
-
Materials required by external regulations such as the Financial Services Commission and other regulations and guidelines
-
Matters deemed necessary by the Chairman

The resolution of the Group Risk Management Committee is reported to the Board of Directors.

② Group Risk Management Council

In order to maintain the Group's risk policy and strategy consistently, the Group decides what is necessary to discuss the risks of the Group and to carry out the policies set by the Group Risk Management Committee. The members are chaired by the group's risk management officer and consist of the risk management officers of major subsidiaries.

iii) Group Risk Management System

① Management of the Risk Capital

Risk capital refers to the capital required to compensate for the potential loss (risk) if it is actually realized. Risk capital management refers to the management of the risk assets considering its risk appetite, which is a datum point on the level of risk burden compared to available capital, so as to maintain the risk capital at an appropriate level. The Group and subsidiaries establish and operate a risk planning process to reflect the risk plan in advance when establishing financial and business plans for risk capital management, and establish a risk limit management system to controlrisk to an appropriate level.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

5. Financial risk management (continued)

(a) Overview (continued)

iii) Group Risk Management System (continued)

② Risk Monitoring

In order to proactively manage risks by periodically identifying risk factors that can affect the group's business environment, the Group has established a multi-dimensional risk monitoring system. Each subsidiary is required to report to the Group on key issues that affect risk management at the group level. The Group prepares weekly, monthly and occasional monitoring reports to report to Group management including the CRO.

In addition, the Risk Dashboard is operated to derive abnormal symptoms through three-dimensional monitoring of major portfolios, increased risks, and external environmental changes of assets for each subsidiary. If necessary, the Group takes preemptive risk management to establish and implement countermeasures.

③ Risk Reviewing

When conducting new product, new business and major policy changes, risk factors are reviewed by using a pre-defined checklist to prevent indiscriminate promotion of business that is not easy to judge risk and to support rational decision making. The subsidiary's risk management department conducts a preliminary review and post-monitoring process on products, services, and projects to be pursued in the business division. In case of matters that are linked or jointly promoted with other subsidiaries, the risk reviews are carried out after prior-consultation with the risk management department of the Group.

④ Risk Management

The Group maintains a group wide risk management system to detect the signals of any risk crisis preemptively and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for four levels of contingencies, namely, ‘cautious’, ‘alert’, ‘imminent crisis’ and ‘crisis’ determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group-wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

5. Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and is the largest risk which the Group is facing. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

Shinhan Bank's basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the chairman of the Chief Risk Officer (CRO), the Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department, and decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and is composed of chairman, the CCO, CRO and the head of the group in charge of the credit-related business group, the head of the credit planning department, and the senior examination team to enhance the credit quality of the loan and profitability of operation.

Shinhan Bank's credit risk management includes processes such as credit evaluation, credit monitoring, and credit supervision, and credit risk measurement of counterparties and limit management processes and credit risk measurements for portfolios. All loan customers of Shinhan Bank are evaluated and managed with credit ratings. Retail customers are evaluated by summing up the information of personal information Shinhan Bank's internal information and external credit information, and the corporate customers are evaluated by considering financial and non-financial items such as industrial risk, operating risk, and management risk. The evaluated credit rating is used for credit approval, limit management, pricing, credit loss provisioning, etc., and is the basis for credit risk management. The credit evaluation system is divided into an evaluation system for retail customers, a SOHO evaluation system, and an evaluation system for corporate customers. It is subdivided and refined by each model to reflect the Basel III requirements. The corporate credit decision is based on a collective decision-making system, making objective and prudent decisions. In the case of a general credit of loans, the credit is approved based on the consultation between branch's RM (Relationship Manager) and loan officers of each business division's headquarters. In the case of a large or important credit, the credit is approved by the review council. In particular, the Credit Deliberation Committee, the highest decision-making body of the loan, reviews for important loans such as large loans. Credits for retail customers are monitored by an automated credit scoring systems (CSS) based on objective statistical methods and bank credit policies.

Shinhan Bank operates a regular monitoring system for the regular management of individual loans. The loan officers and RM evaluate the adequacy of the result of the loan review by automatically searching for anticipated insolvent companies among business loan partners, and if necessary, the credit rating of the corporate is requested of an adjustment. In accordance with these procedures, the corporate customers are classified as an early warning company, an observation company, and a normal company, and then are managed differently according to the management guidelines for each risk stage, thereby preventing the insolvency of the loan at an early stage. The financial analysis support system affiliated with a professional credit rating agency supports credit screening and management, and the credit planning department calculates and manages industrial grades, and analyzes and provides industry trends and company information. In order to control the credit risk for the credit portfolio to an appropriate level, credit VaR limits are set and managed for each business and business sector, and to prepare for the credit risk caused by biased exposure to specific sectors, the Group sets and manages exposure limits for each sector by the party, industry, country, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

5. Financial risk management (continued)

(b) Credit risk (continued)

Shinhan Card's basic policy on credit risk is determined by the Risk Management Committee. The Risk Management Committee consists of the Risk Management Officer (CRO) as the chairperson, and is composed of the heads of each business division and supporting division, and the heads of related departments. Apart from the RMC, a credit committee in charge of monitoring corporate credits and other important credits over a certain amount has been established to separate credit policy decisions from credit monitoring.

Shinhan Card’s credit rating system is divided into ASS (Application Scoring System) and BSS (Behavior Scoring System). Unless a customer fall under “rejections due to policy” (such circumstances include delinquency of other credit card companies) and his/her credit rating is above a certain rate, an application of AS is approved. There is a separate screening criterion for credit card customers, who has maintained its relationship with Shinhan Financial Group for a long-term and has a good credit history. In addition, the elements of credit ratings are used as the basis for setting limits when issuing cards. The BSS, which is recalculated monthly, predicts the delinquency probability of cardholders, and utilizes it to monitor members and monitor portfolio risk.

i) Techniques, assumptions and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses.

To make the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information, that is available without undue cost or effort, and is indicative of significant increases in credit risk since initial recognition. Information includes the default experience data held by the Group and analysis by an internal credit rating expert.

i-1-1) Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

Internal credit risk rating is the main variable inputs to determine the duration structure for the risk of default. The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

5. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-1-3) Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures	Card exposures

Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days (personal card)
Loan classification of precautionary or below	Loan classification of precautionary or below	Loan classification of precautionary or below
Borrower with early warning signals	Borrower with early warning signals	Specific delinquent pool segment
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent
Interest coverage ratio below 1 for a consecutive period of three years or negative cash flows from operating activities for a consecutive period of two years	Loans with identified indicators for significant increases in other credit risk
Loans with identified indicators for significant increases in other credit risk

The Group assumes that the credit risk of the financial instrument has been increased significantly since initial recognition if a specific exposure is past due more than 30 days (except, for a specific portfolio if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group fails to fully receive the contractual payments from the borrower, and does not take into account the grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective:

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

- As a result of applying the judgment criteria, there should be no excessively frequent movement between the 12-month expected credit loss accumulation target and the entire period expected credit loss accumulation target.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

5. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been modified through renegotiation and the financial asset is not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that are modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-month expected credit losses for that exposure again.

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date,

- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contractual terms),

- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument),

- Internal observation data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has occurred and the extent thereof may vary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

5. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information

The Group reflects future forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Group utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to predict forward-looking information.

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Group used in its business plan and management strategy.

The Group analyzed the data experienced in the past, derived correlations between major macroeconomic variables and credit risks required for predicting credit risk and credit loss for each portfolio, and then reflected future forecast information through regression estimation. To reflect the economic uncertainty of domestic and international situation, the Group has reviewed the 3 scenarios of upside, central and downside to reflect the final forward-looking information. For the years ended December 31, 2023 and 2022, macroeconomic variables used by the Group are as follows for each scenario.

<December 31, 2023>

① Upside scenario

Major variables (*1)	Correlation between credit risks	2023.4Q (*2),(*3)	2024 (*2),(*3)
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	2.1	2.2	2.1	2.2	2.1
Private consumption index (YoY %)	(-)	1.8	1.7	2.3	2.5	2.4
Facility investment growth rate (YoY %)	(-)	(6.4)	(0.6)	(0.2)	4.0	5.0
Consumer price index growth rate (%)	(+)	3.2	2.6	2.4	2.1	1.8
Balance on current account (100 million dollars)	(-)	140.0	80.0	90.0	130.0	150.0
Government bond 3y yields (%)	-	3.7	3.6	3.6	3.3	3.1

② Central scenario

Major variables (*1)	Correlation between credit risks	2023.4Q (*2),(*3)	2024 (*2),(*3)
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.5	1.6	1.4	1.5	1.8
Private consumption index (YoY %)	(-)	0.9	0.7	1.2	1.4	2.0
Facility investment growth rate (YoY %)	(-)	(7.5)	(2.0)	(1.7)	2.4	3.9
Consumer price index growth rate (%)	(+)	3.4	2.8	2.8	2.5	2.1
Balance on current account (100 million dollars)	(-)	130.0	70.0	80.0	110.0	140.0
Government bond 3y yields (%)	-	3.7	3.6	3.6	3.5	3.3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

5. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information (continued)

③ Downside scenario

Major variables (*1)	Correlation between credit risks	2023.4Q (*2),(*3)	2024 (*2),(*3)
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.1	1.1	0.8	0.9	1.2
Private consumption index (YoY %)	(-)	0.4	0.0	0.3	0.6	1.0
Facility investment growth rate (YoY %)	(-)	(8.3)	(3.8)	(4.0)	0.2	1.4
Consumer price index growth rate (%)	(+)	3.6	3.2	3.2	3.0	2.7
Balance on current account (100 million dollars)	(-)	120.0	60.0	70.0	100.0	120.0
Government bond 3y yields (%)	-	3.7	3.7	3.6	3.6	3.6

④ Worst scenario

Major variables (*1)	Correlation between credit risks	Economic Crisis for 1 year (*4)

GDP growth rate (YoY %)	(-)	(5.1)
Private consumption index (YoY %)	(-)	(11.9)
Facility investment growth rate (YoY %)	(-)	(38.6)
Consumer price index growth rate (%)	(+)	7.5
Balance on current account (100 million dollars)	(-)	401.1
Government bond 3y yields (%)	-	6.7

(*1) As a result of examining the correlation between each variable, Shinhan Bank applied the GDP growth rate and private consumption index increase rate, etc. as the major variables to reflect the final forward-looking information, while, Shinhan Card applied the private consumption rate and CPI increase rate, etc. as the major variables. In addition to the table above, the Group has selected unemployment rate and KOSPI forecasts.

(*2) Considering the default forecast period, the Group reflected the future economic outlook.

(*3) The macroeconomic outlook figures are estimated by the Group for the purpose of calculating expected credit losses based on information from domestic and foreign research institutes. Therefore, it could be different from other institutions' estimates.

(*4) Shinhan Bank and Jeju Bank reviewed and reflected the Worst scenario (during the foreign exchange crisis) in addition to the three scenarios of Upside, Central and Downside.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

5. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information (continued)

<December 31, 2022>

① Upside scenario

Major variables (*1)	Correlation between credit risks	2022.4Q (*2),(*3)	2023 (*2),(*3)
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.4	1.6	1.7	2.5	3.9
Private consumption index (YoY %)	(-)	3.6	4.9	2.8	2.1	3.6
Facility investment growth rate (YoY %)	(-)	6.6	1.5	2.0	(4.2)	5.3
Consumer price index growth rate (%)	(+)	5.3	5.0	4.0	3.4	3.0
Balance on current account (100 million dollars)	(-)	15.0	30.0	40.0	80.0	100.0
Government bond 3y yields (%)	-	3.9	3.7	4.0	4.0	4.0

② Central scenario

Major variables (*1)	Correlation between credit risks	2022.4Q (*2),(*3)	2023 (*2),(*3)
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.4	0.4	0.5	1.2	3.7
Private consumption index (YoY %)	(-)	3.6	3.8	1.5	0.6	2.8
Facility investment growth rate (YoY %)	(-)	6.6	0.8	1.0	(5.3)	4.6
Consumer price index growth rate (%)	(+)	5.3	5.3	4.4	3.8	3.4
Balance on current account (100 million dollars)	(-)	15.0	20.0	30.0	60.0	80.0
Government bond 3y yields (%)	-	3.9	4.0	4.2	4.2	4.2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

5. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information (continued)

③ Downside scenario

Major variables (*1)	Correlation between credit risks	2022.4Q (*2),(*3)	2023 (*2),(*3)
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.4	(0.4)	(0.5)	(0.1)	2.9
Private consumption index (YoY %)	(-)	3.6	2.9	0.3	(0.8)	1.9
Facility investment growth rate (YoY %)	(-)	6.6	0.2	0.3	(6.4)	3.4
Consumer price index growth rate (%)	(+)	5.3	5.7	4.8	4.4	3.8
Balance on current account (100 million dollars)	(-)	15.0	10.0	20.0	40.0	60.0
Government bond 3y yields (%)	-	3.9	4.3	4.6	4.6	4.6

④ Worst scenario

Major variables (*1)	Correlation between credit risks	Economic Crisis for 1 year (*4)

GDP growth rate (YoY %)	(-)	(5.1)
Private consumption index (YoY %)	(-)	(11.9)
Facility investment growth rate (YoY %)	(-)	(38.6)
Consumer price index growth rate (%)	(+)	7.5
Balance on current account (100 million dollars)	(-)	401.1
Government bond 3y yields (%)	-	4.4

(*1) As a result of examining the correlation between each variable, Shinhan Bank applied the GDP growth rate and private consumption index increase rate, etc. as the major variables to reflect the final forward-looking information, while, Shinhan Card applied the GDP growth rate, facility investment change rate, and current account balance, etc. as the major variables. In addition to the table above, the Group has selected unemployment rate and KOSPI forecasts.

(*2) Considering the default forecast period, the Group reflected the future economic outlook.

(*3) The macroeconomic outlook figures are estimated by the Group for the purpose of calculating expected credit losses based on information from domestic and foreign research institutes. Therefore, it could be different from other institutions' estimates.

(*4) Shinhan Bank and Jeju Bank reviewed and reflected the Worst scenario (during the foreign exchange crisis) in addition to the three scenarios of Upside, Central and Downside.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

5. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information (continued)

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, are derived based on long-term data over the past ten years.

The recent historical default rate is an important reference when estimating the default rate in consideration of the future economic outlook. Despite the economic contraction caused by the COVID-19 since 2020, the historical default rate of the Group's has remained stable because of various government support in response to the COVID-19. The Group manages the credit risk through classifying borrowers in moratorium of interest payments and moratorium of repayment that is one of the financial relief programs into Stage2 to reflect the impact of potential insolvency. In addition, credit risk is managed through additional expected loss assessments for non-retail and retail SOHO loans of borrowers holding the relevant loans, extended maturity loans and estimated loss loans from financial support programs.

The Group has considered multiple economic scenarios in applying forward-looking information to measure the expected credit losses. Assuming a 100% weighting of Upside, Central, Downside and Worst scenarios, the sensitivity to the Group's provision for expected credit loss is not significant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

5. Financial risk management (continued)

(b) Credit risk (continued)

i-5) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Group calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Group uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed taking into account the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Group and is carried out with the approval of an external institution, if necessary. Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

Exposure to credit risk is the exposure related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet accounts such as loan commitment. The exposures of due from banks and loans are classified into government, bank, corporation or retail based on the exposure classification criteria of BASEL III credit risk weights, and the net carrying amount, excluding provisions, is presented as the maximum amount that can be exposed by credit risk.

The Group’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of December 31, 2023 and 2022 is as follows:

		December 31, 2023	December 31, 2022
Due from banks and loans at amortized cost (*1),(*3):
Banks	~~W~~	15,099,247	20,581,854
Retail		177,454,344	178,488,924
Government/Public sector/Central bank		21,981,065	15,534,834
Corporations		202,763,657	193,664,558
Card receivable		26,896,950	27,375,162
		444,195,263	435,645,332

Due from banks and loans at fair value through profit or loss (*3):
Banks		238,740	135,214
Corporations		1,550,565	2,280,081
		1,789,305	2,415,295

Securities at fair value through profit or loss		65,575,798	55,235,273
Securities at fair value through other comprehensive income		88,637,000	83,796,575
Securities at amortized cost (*1)		35,686,487	33,371,198
Derivative assets		4,711,421	6,460,652
Other financial assets (*1),(*2)		26,880,554	21,826,601
Guarantee contracts		18,374,287	18,226,546
Loan commitments and other credit liabilities		212,078,870	205,488,825
	~~W~~	897,928,985	862,466,297

(*1) The maximum exposure amounts for due from banks, loans, securities at amortized cost and other financial assets at amortized cost are recorded as net of allowances.

(*2) Other financial assets mainly comprise of accounts receivable, accrued income, deposits, domestic exchange settlement debit and suspense payments.

(*3) Classified as similar credit risk group based on calculation of the BIS ratio under new Basel Capital Accord (Basel III).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(b) Credit risk (continued)

iii) The maximum amount of exposure to credit risk by type of collateral as of December 31, 2023 and 2022 is as follows:

		December 31, 2023
Classification		12 months Expected credit loss	Life time expected credit loss		Total
			Not impaired	Impaired
Guarantee	~~W~~	57,461,539	10,231,324	479,278	68,172,141
Deposits and Savings		2,680,530	356,489	7,391	3,044,410
Property and equipment		1,610,021	470,284	10,269	2,090,574
Real estate		141,472,617	20,751,067	389,560	162,613,244
Securities		2,106,426	286,855	251,272	2,644,553
Others		11,500	-	-	11,500
Total	~~W~~	205,342,633	32,096,019	1,137,770	238,576,422

		December 31, 2022
Classification		12 months Expected credit loss	Life time expected credit loss		Total
			Not impaired	Impaired
Guarantee	~~W~~	61,643,599	8,583,456	275,460	70,502,515
Deposits and Savings		2,814,723	287,890	4,348	3,106,961
Property and equipment		1,546,908	404,440	11,523	1,962,871
Real estate		136,345,418	17,439,371	317,213	154,102,002
Securities		2,325,294	243,734	159,040	2,728,068
Total	~~W~~	204,675,942	26,958,891	767,584	232,402,417

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(b) Credit risk (continued)

iv) Impairment information by credit risk of financial assets

Details of impaired financial assets due to credit risk as of December 31, 2023 and 2022 are as follows:

		December 31, 2023
		12-month expected credit loss		Life time expected credit loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	12,465,770	2,260,226	392,061	80	-	15,118,137	(18,890)	15,099,247	39,768
Retail		158,067,855	6,429,281	8,934,566	3,839,919	1,054,827	178,326,448	(872,104)	177,454,344	122,490,514
Government/Public sector/ Central bank		20,226,305	1,680,151	82,000	2,952	-	21,991,408	(10,343)	21,981,065	2,500
Corporations		118,154,965	46,714,178	16,503,560	22,375,111	1,312,424	205,060,238	(2,296,581)	202,763,657	113,085,005
Card receivable		20,593,023	2,701,607	1,507,605	2,602,802	645,604	28,050,641	(1,153,691)	26,896,950	14,382
		329,507,918	59,785,443	27,419,792	28,820,864	3,012,855	448,546,872	(4,351,609)	444,195,263	235,632,169
Securities at fair value through other comprehensive income (*)		78,098,959	10,446,092	-	91,949	-	88,637,000	-	88,637,000	-
Securities at amortized cost		33,585,503	2,104,884	-	7,523	-	35,697,910	(11,423)	35,686,487	-
	~~W~~	441,192,380	72,336,419	27,419,792	28,920,336	3,012,855	572,881,782	(4,363,032)	568,518,750	235,632,169

(*) Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to ~~W~~ 42,477 million as of December 31, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(b) Credit risk (continued)

iv)Impairment information by credit risk of financial assets (continued)

Details of impaired financial assets due to credit risk as of December 31, 2023 and 2022 are as follows (continued):

		December 31, 2022
		12-month expected credit loss		Life time expected credit loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	16,363,281	4,130,712	111,593	177	-	20,605,763	(23,909)	20,581,854	42,418
Retail		160,840,816	6,846,625	8,544,051	2,340,393	704,302	179,276,187	(787,263)	178,488,924	124,227,988
Government/Public sector/ Central bank		14,454,878	1,071,236	15,755	557	-	15,542,426	(7,592)	15,534,834	9,000
Corporations		116,945,328	47,287,352	12,582,994	17,780,729	880,845	195,477,248	(1,812,690)	193,664,558	104,986,693
Card receivable		20,858,888	2,727,744	1,671,259	2,662,353	493,480	28,413,724	(1,038,562)	27,375,162	12,589
		329,463,191	62,063,669	22,925,652	22,784,209	2,078,627	439,315,348	(3,670,016)	435,645,332	229,278,688
Securities at fair value through other comprehensive income (*)		74,623,066	9,106,311	-	67,198	-	83,796,575	-	83,796,575	-
Securities at amortized cost		31,727,910	1,643,689	-	10,515	-	33,382,114	(10,916)	33,371,198	-
	~~W~~	435,814,167	72,813,669	22,925,652	22,861,922	2,078,627	556,494,037	(3,680,932)	552,813,105	229,278,688

(*) Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to ~~W~~ 40,614 million as of December 31, 2022.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(b) Credit risk (continued)

v) Credit risk exposures per credit grade of off-balance items

Credit risk exposures per credit grade of off-balance items as of December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Grade 1	Grade 2	Impaired	Total
Guarantee contracts:
12-month expected credit loss	~~W~~	15,112,974	2,578,086	-	17,691,060
Life time expected credit loss		513,229	168,287	-	681,516
Impaired		-	-	1,711	1,711
		15,626,203	2,746,373	1,711	18,374,287
Loan commitment and other credit line
12-month expected credit loss		181,662,271	19,763,504	-	201,425,775
Life time expected credit loss		7,510,601	3,138,342	-	10,648,943
Impaired		-	-	4,152	4,152
		189,172,872	22,901,846	4,152	212,078,870
	~~W~~	204,799,075	25,648,219	5,863	230,453,157

		December 31, 2022
		Grade 1	Grade 2	Impaired	Total
Guarantee contracts:
12-month expected credit loss	~~W~~	14,262,990	3,314,584	-	17,577,574
Life time expected credit loss		386,159	164,400	-	550,559
Impaired		-	-	98,413	98,413
		14,649,149	3,478,984	98,413	18,226,546
Loan commitment and other credit line
12-month expected credit loss		178,765,686	17,418,916	-	196,184,602
Life time expected credit loss		6,287,658	3,011,715	-	9,299,373
Impaired		-	-	4,850	4,850
		185,053,344	20,430,631	4,850	205,488,825
	~~W~~	199,702,493	23,909,615	103,263	223,715,371

vi) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Individuals	Probability of default below 2.25% for each pool	Probability of default 2.25% or above for each pool
Government/Public agency/Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations (Including credit card bond)	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+
Card receivables (Individuals)	Behavior scoring system of 7 grade or above	Behavior scoring system of below 7 grade

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(b) Credit risk (continued)

vii) Credit risk exposures per credit quality of derivative assets

Credit risk exposures per credit quality of derivative assets as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Grade 1	~~W~~	4,264,499	5,941,421
Grade 2		446,922	519,231
	~~W~~	4,711,421	6,460,652

(*) Credit risk per credit quality of derivative assets is classified based on the internal credit ratings.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(b) Credit risk (continued)

viii) Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2023 and 2022 are as follows:

		December 31, 2023
Classification (*)		Korea	USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and loans at amortized cost
Banks	~~W~~	5,077,652	3,063,531	307,509	371,901	946,100	1,577,823	1,610,517	2,144,214	15,099,247
Retail		164,718,020	414,632	7,927	4,682,914	2,189	3,629,576	1,883,206	2,115,880	177,454,344
Government/Public sector/Central bank		17,922,312	455,682	2	1,360,853	222,960	304,743	341,837	1,372,676	21,981,065
Corporations		178,948,161	4,042,958	545,109	5,899,157	159,768	3,663,408	2,497,698	7,007,398	202,763,657
Card receivable		26,546,617	11,339	468	2,302	283	275,022	39,135	21,784	26,896,950
		393,212,762	7,988,142	861,015	12,317,127	1,331,300	9,450,572	6,372,393	12,661,952	444,195,263

Deposits and loans at FVTPL
Banks		207,997	30,743	-	-	-	-	-	-	238,740
Corporations		1,050,333	254,682	-	15,439	32,370	-	-	197,741	1,550,565
		1,258,330	285,425	-	15,439	32,370	-	-	197,741	1,789,305

Securities measured at FVTPL		61,136,722	2,439,313	379,357	100,113	29,247	11,066	25,267	1,454,713	65,575,798
Securities at FVOCI		79,391,621	4,699,809	280,127	445,201	38,468	51,473	707,921	3,022,380	88,637,000
Securities at amortized cost		33,542,302	203,265	-	565,286	-	654,073	110,463	611,098	35,686,487
		568,541,737	15,615,954	1,520,499	13,443,166	1,431,385	10,167,184	7,216,044	17,947,884	635,883,853
Off-balance accounts
Guarantees		16,993,719	155,883	7,607	55,086	15,639	197,031	595,236	354,086	18,374,287
Loan commitments and other liabilities related to credit		200,907,271	1,465,839	226,423	461,892	93,295	1,972,723	2,315,614	4,635,813	212,078,870
	~~W~~	217,900,990	1,621,722	234,030	516,978	108,934	2,169,754	2,910,850	4,989,899	230,453,157

(*) The following accounts are the net carrying amount less provision for doubtful accounts.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(b) Credit risk (continued)

viii) Concentration by geographic location (continued)

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2023 and 2022 are as follows (continued):

		December 31, 2022
Classification (*)		Korea	USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and loans at amortized cost
Banks	~~W~~	6,367,727	2,290,765	765,152	879,022	675,370	1,793,330	3,861,678	3,948,810	20,581,854
Retail		166,730,407	403,445	8,199	4,357,325	3,716	3,183,424	2,030,305	1,772,103	178,488,924
Government/Public sector/Central bank		11,305,005	915,306	-	1,404,163	426,747	345,843	441,551	696,219	15,534,834
Corporations		171,628,946	3,695,275	451,261	5,153,523	105,205	3,228,817	2,694,661	6,706,870	193,664,558
Card receivable		27,065,988	11,017	428	2,291	286	236,095	38,416	20,641	27,375,162
		383,098,073	7,315,808	1,225,040	11,796,324	1,211,324	8,787,509	9,066,611	13,144,643	435,645,332

Deposits and loans at FVTPL
Banks		109,098	26,116	-	-	-	-	-	-	135,214
Corporations		1,510,976	285,107	82,172	17,829	-	-	-	383,997	2,280,081
		1,620,074	311,223	82,172	17,829	-	-	-	383,997	2,415,295

Securities measured at FVTPL		51,579,115	2,017,278	252,390	58,344	23,610	31,952	16,469	1,256,115	55,235,273
Securities at FVOCI		76,225,925	3,832,670	193,598	348,240	34,065	92,940	710,375	2,358,762	83,796,575
Securities at amortized cost		31,678,234	200,475	-	214,653	-	726,476	110,884	440,476	33,371,198
		544,201,421	13,677,454	1,753,200	12,435,390	1,268,999	9,638,877	9,904,339	17,583,993	610,463,673
Off-balance accounts
Guarantees		16,426,498	118,951	23,481	47,805	44,203	329,904	1,015,543	220,161	18,226,546
Loan commitments and other liabilities related to credit		194,470,275	1,312,830	317,335	550,116	42,230	1,816,773	2,548,483	4,430,783	205,488,825
	~~W~~	210,896,773	1,431,781	340,816	597,921	86,433	2,146,677	3,564,026	4,650,944	223,715,371

(*) The following accounts are the net carrying amount less provision for doubtful accounts.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

ix) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of and December 31, 2023 and 2022 is as follows:

		December 31, 2023
Classification (*)		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	14,677,168	-	-	-	-	-	422,079	-	15,099,247
Retail		-	-	-	-	-	-	-	177,454,344	177,454,344
Government/Public sector/Central bank		21,767,450	-	-	-	-	-	213,615	-	21,981,065
Corporations		17,974,146	58,338,956	23,517,815	47,301,730	4,823,554	6,730,886	44,076,570	-	202,763,657
Card receivable		56,507	276,256	284,905	71,169	45,769	19,810	948,359	25,194,175	26,896,950
		54,475,271	58,615,212	23,802,720	47,372,899	4,869,323	6,750,696	45,660,623	202,648,519	444,195,263
Due from banks and loans at FVTPL
Banks		30,743	-	-	49,526	99,043	-	59,428	-	238,740
Corporations		1,037,896	235,232	105,890	70,716	-	1,000	99,831	-	1,550,565
		1,068,639	235,232	105,890	120,242	99,043	1,000	159,259	-	1,789,305
Securities measured at FVTPL		35,228,859	3,211,188	1,175,495	1,308,223	98,864	68,630	24,484,539	-	65,575,798
Securities at FVOCI		30,283,670	2,934,740	734,170	1,698,290	1,774,505	31,055	51,180,570	-	88,637,000
Securities at amortized cost		11,514,420	9,961	-	354,906	284,080	-	23,523,120	-	35,686,487
		132,570,859	65,006,333	25,818,275	50,854,560	7,125,815	6,851,381	145,008,111	202,648,519	635,883,853
Off-balance accounts
Guarantees		2,518,182	9,139,168	3,504,409	119,573	152,112	60,077	2,601,841	278,925	18,374,287
Loan commitments and other liabilities related to credit		17,773,113	32,356,393	10,328,099	4,715,541	2,471,645	428,695	17,788,097	126,217,287	212,078,870
	~~W~~	20,291,295	41,495,561	13,832,508	4,835,114	2,623,757	488,772	20,389,938	126,496,212	230,453,157

(*) The composition details by industry are net book value less allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

ix) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of and December 31, 2023 and 2022 is as follows:

		December 31, 2022
Classification (*)		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	19,930,200	-	-	-	29,979	-	621,675	-	20,581,854
Retail		-	-	-	-	-	-	-	178,488,924	178,488,924
Government/Public sector/Central bank		15,422,401	-	-	1,296	-	-	111,137	-	15,534,834
Corporations		16,736,386	57,871,357	22,984,739	45,509,574	4,595,604	6,619,476	39,347,422	-	193,664,558
Card receivable		47,835	276,473	266,220	49,060	51,113	31,333	1,084,143	25,568,985	27,375,162
		52,136,822	58,147,830	23,250,959	45,559,930	4,676,696	6,650,809	41,164,377	204,057,909	435,645,332
Due from banks and loans at FVTPL
Banks		26,115	-	-	69,533	-	-	39,566	-	135,214
Corporations		1,287,647	615,693	94,393	154,329	68,460	-	59,559	-	2,280,081
		1,313,762	615,693	94,393	223,862	68,460	-	99,125	-	2,415,295
Securities measured at FVTPL		29,833,691	2,071,169	1,018,407	1,044,165	264,582	89,394	20,913,865	-	55,235,273
Securities at FVOCI		29,352,584	3,077,810	698,295	1,494,691	1,772,839	38,704	47,361,652	-	83,796,575
Securities at amortized cost		10,508,828	9,931	-	278,757	293,930	-	22,279,752	-	33,371,198
		123,145,687	63,922,433	25,062,054	48,601,405	7,076,507	6,778,907	131,818,771	204,057,909	610,463,673
Off-balance accounts
Guarantees		2,444,168	8,998,689	3,403,653	115,912	224,439	112,755	2,576,924	350,006	18,226,546
Loan commitments and other liabilities related to credit		17,871,585	28,414,045	10,535,492	4,106,282	2,275,112	462,976	15,682,906	126,140,427	205,488,825
	~~W~~	20,315,753	37,412,734	13,939,145	4,222,194	2,499,551	575,731	18,259,830	126,490,433	223,715,371

(*) The composition details by industry are net book value less allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(c) Market risk

i) Market risk management from trading positions

i-1) Concept of Market risk

Market risk is defined as the risk of loss of trading account position of financial institutions due to changes on market price, such as interest rates, exchange rates and stock prices, etc. and is divided into general market risks and individual risks. A general market risk refers to a loss from price variability caused by events affecting the market as a whole, such as interest rates, exchange rates and stock prices; and an individual risk refers to a loss from price variability related to individual events of securities issuer, such as bonds and stocks.

i-2) Market Risk Management Method

The basic principle of market risk management in the trading sector is to maintain the maximum possible loss due to market risk within a certain level. To this end, the Group sets and operates VaR limits, investment limits, position limits, sensitivity limits, and loss limits from the portfolio to individual desks. These limits are managed daily by the department in charge of risk management, independent from the operating department.

Trading positions refer to all transactions for holding purposes such as short-term resale, profit seeking through short-term price fluctuations, risk-free arbitrage, and risk hedging. Trading positions refer to securities, foreign exchange positions, and derivative financial instruments held for the purpose of obtaining short-term trading gains. As a method of measuring market risk, VaR (Value at Risk) is typical, and it is a statistical measurement of the potential maximum loss that can occur due to changes in market conditions. VaR calculates the standard method market risk using the Group Market Risk Measurement System, and Shinhan Bank calculates the standard method market risk using its own model market risk calculation system. Shinhan Financial Investment uses its own market risk calculation system to calculate historical simulation VaR and the group market risk system to calculate standard method market risk.

Stress tests are conducted to supplement risk measurement by statistical methods and to manage losses that may arise from rapid changes in the economic environment.

Shinhan Bank measures the risk of trading account products by applying market risk standard methods. The trading account calculates market risk if it is for holding purposes such as short-term resale, profit seeking through short-term price fluctuations, risk-free arbitrage, and risk hedging. The standard method is a risk calculation method proposed by Basel Board of Banking Supervisors (BCBS) of Bank for International Settlements (BIS), Korea has reflected the Basel 3 standards of market risk sector to the detailed regulations on supervision of bank business from FY23 and followed these regulations. The standard method of the Basel 3 standards is the method to calculate and add up sensitivity risk, bankruptcy risk, and residual risk. Sensitivity risk measures delta, vega, and coverage of general interest rates, credit spreads, stocks, general products, and foreign exchange. Delta refers to the change in product value due to changes in the price of the underlying asset, and vega refers to the change in product value due to changes in the volatility of the underlying asset. Coverage is defined as a loss that exceeds the delta risk in the event of an upward or downward shock to the underlying asset. Sensitivity risk is designed to measure both linear and non-linear risks of factors affecting value fluctuations regardless of the characteristics of the product. Default risk measures the discrete default risk of the underlying asset that cannot be captured in sensitivity risk. Complete offsetting between purchase and sale exposures of the same borrower is possible. Residual risk is a concept that calculates additional risk because sensitivity risk and default risk are not accurately measured when there is a special profit/loss structure or the underlying asset is special.

Trading position data is automatically interfaced into management system, and the system conducts VaR measurement and manages the limit. In addition, Shinhan Bank sets loss limit, sensitivity limit, investment limit, stress limit, etc. for Trading Department and desks, and monitors daily.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(c) Market risk (continued)

i) Market risk management from trading positions (continued)

i-2) Market Risk Management Method (continued)

Shinhan Securities measures daily market risk by applying historical simulation VaR method of 99.9% confidence level-based VaR. It also measures market risk standard methods to ensure consistent market risk management at the group level. Historical simulation VaR method does not require assumption on a particular distribution since the method derives scenarios directly from historical market data, and measures non-linear products, such as options, in details. In addition to the VaR limit, Shinhan Securities sets and manages issuance and transaction limit, and stop-loss limit for each department.

Until the previous year, market risk was calculated using the standard method of the Basel 2 standards stipulated in <Appendix 3-2> of the Detailed Regulations on Supervision of Bank Business. However, from the current year, the detailed regulations on supervision of bank business have been revised and the Group calculated market risk by using the standard method of the Basel 3 standards.

An analysis of the Group’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2023 and 2022 based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, is as follows:

		December 31, 2023
		Average	Maximum	Minimum	December 31
Sensitivity risk
GIRR (*1)	~~W~~	269,253	284,978	253,527	276,940
CSR-Non-Securitisations (*2)		445,372	482,311	408,432	480,494
CSR-Securitisations (Non-CTP)		70,592	70,685	70,499	70,685
CSR-Non-Securitisations (CTP)		363	376	349	376
Stock		326,821	332,623	321,019	330,212
Foreign		423,765	449,030	398,499	449,030
Commodity		1,646	1,692	1,600	1,600
	~~W~~	1,537,812	1,621,695	1,453,925	1,609,337

Default risk
Non-Securitisations	~~W~~	37,808	37,808	37,808	37,808
Securitisations (Excluding CTP)		162,599	162,599	162,599	162,599
Securitisations (CTP)		71	71	71	71
	~~W~~	200,478	200,478	200,478	200,478
Residual risk		7,654	7,654	7,654	7,654
	~~W~~	1,745,944	1,829,827	1,662,057	1,817,469

(*1) GIRR (General Interest Rate Risk) : General interest rate risk, a concept that measures the risk of loss due to changes in the risk-free interest rate. In general, if the maturity is long and the value changes fluctuates a lot due to interest rate changes, the risk value is calculated to be large.

(*2) CSR (Credit Spread Risk) : Credit spread risk, a concept that measures the risk of value fluctuations as credit spreads fluctuate independently of the risk-free interest rate for products with inherent credit risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(c) Market risk (continued)

i) Market risk management from trading positions (continued)

i-2) Market Risk Management Method (continued)

		December 31, 2022
		Average	Maximum	Minimum	December 31
Interest rate risk	~~W~~	485,531	526,936	447,425	447,425
Stock price risk		217,845	242,341	196,879	242,341
Foreign exchange risk		334,543	374,984	293,437	344,415
Commodity risk		11,624	14,309	9,213	9,213
Option volatility risk		64,208	71,811	43,374	70,770
	~~W~~	1,113,751	1,230,381	990,328	1,114,164

i-3) Shinhan Bank

The details of the minimum, maximum, and average risk amount during the reporting period for trading positions of Shinhan Bank and the market risk regulatory capital based on the Basel 3 new standard method as of and for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Average	Maximum	Minimum	December 31
Sensitivity Risk
GIRR (*1)	~~W~~	116,399	155,797	101,067	107,348
CSR-Non-Securitisations (*2)		154,644	165,117	142,492	153,034
CSR-Securitisations (Non-CTP)		28,170	34,370	21,625	26,187
Stock		43,875	47,598	30,750	30,750
Foreign		438,405	458,406	423,287	458,406
Commodity		142	292	-	119
	~~W~~	780,069	820,230	750,291	775,844

Default Risk
Non-Securitisations	~~W~~	105,604	113,798	88,899	107,695
Securitisations (Excluding CTP)		59,721	64,795	55,054	59,549
	~~W~~	165,325	175,923	146,003	167,244
Residual Risk		2,063	2,175	1,719	1,719
	~~W~~	947,456	992,483	898,320	944,807

(*1) GIRR : General Interest Rate Risk

(*2) CSR : Credit Spread Risk

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(c) Market risk (continued)

i) Market risk management from trading positions (continued)

i-3) Shinhan Bank (continued)

		December 31, 2022
		Average	Maximum	Minimum	December 31
Interest rate risk	~~W~~	44,719	64,628	24,322	53,777
Stock price risk		20,303	24,879	13,443	21,659
Foreign exchange risk(*)		191,013	262,319	161,760	252,453
Option volatility risk		84	211	25	110
Commodity risk		13	193	-	27
Portfolio diversification effect		(33,760)	(77,335)	(10,872)	(62,957)
	~~W~~	222,372	274,895	188,678	265,069

(*) The amount includes trading positions and non-trading positions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(c) Market risk (continued)

i) Market risk management from trading positions (continued)

i-4) Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2023 and 2022, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

		December 31, 2023
		Average	Maximum	Minimum	December 31
Interest rate risk (*)	~~W~~	2,476	4,352	800	4,352

		December 31, 2022
		Average	Maximum	Minimum	December 31
Interest rate risk (*)	~~W~~	1,784	2,401	1,650	1,801

(*) Foreign subsidiaries are excluded from the calculation.

i-5) Shinhan Securities

The VaR details for trading positions of Shinhan Securities as of and for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Average	Maximum	Minimum	December 31
Interest rate risk	~~W~~	52,524	77,443	22,515	32,186
Stock price risk		47,759	71,681	13,483	20,384
Foreign exchange risk		67,406	127,191	39,262	52,150
Option volatility risk		27,236	49,114	10,166	12,418
Portfolio diversification effect					(81,712)
	~~W~~	79,449	107,852	31,857	35,426

		December 31, 2022
		Average	Maximum	Minimum	December 31
Interest rate risk	~~W~~	30,003	44,131	17,123	39,578
Stock price risk		36,100	63,956	14,507	25,762
Foreign exchange risk		31,709	63,480	13,452	63,480
Option volatility risk		70,021	103,928	40,806	43,102
Portfolio diversification effect					(74,885)
	~~W~~	103,192	127,669	76,822	97,037

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(c) Market risk (continued)

i) Market risk management from trading positions (continued)

i-6) Shinhan Life Insurance

The VaR details for trading positions of Shinhan Life Insurance as of and for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Average	Maximum	Minimum	December 31
Interest rate risk	~~W~~	3,052	7,594	1,796	1,796
Stock price risk		8,623	10,798	7,183	7,522
Foreign exchange risk		64,946	78,793	51,695	52,394
Option volatility risk		955	1,692	420	1,233
	~~W~~	77,576	98,877	61,094	62,945

(*) The market risk exposure for performance dividend-type assets held is ~~W~~ 5,346,730 million as of December 31, 2023, and the minimum guaranteed risk amount that could result in an impact on the Group calculated using the internal shock scenario method as of the end of the reporting period is ~~W~~ 228,451 million as of December 31, 2023.

		December 31, 2022
		Average	Maximum	Minimum	December 31
Interest rate risk	~~W~~	3,412	6,756	1,253	3,415
Stock price risk		9,441	11,034	6,206	9,505
Foreign exchange risk		15,620	28,463	4,470	28,463
Option volatility risk		179	494	11	494
	~~W~~	28,652	46,747	11,940	41,877

(*) The market risk exposure for performance dividend-type assets held is ~~W~~ 5,061,839 million as of December 31, 2022, and the minimum guaranteed risk amount that could result in an impact on the Group calculated using the internal shock scenario method as of the end of the reporting period is ~~W~~ 366,776 million as of December 31, 2022.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(c) Market risk (continued)

ii) Interest rate risk management from non-trading positions

ii-1) Principle

Interest rate risk refers to the possibility of a decrease in net interest income or in net asset value that occurs when interest rates fluctuate unfavorably from the Group's financial position. The Group manages changes in net interest income or net asset value that occur due to changes in interest rates by early predicting the factors of interest rate risk fluctuation related to the Group's net interest income and net asset value through the interest rate risk management.

ii-2) Managements

Shinhan Financial Group's major financial subsidiaries manage interest rate risks independently by the risk management organization and the treasury department, and have internal regulations on interest rate risk management strategies, procedures, organization, measurement, and major assumptions.

One of the key indicators of managing interest rate risk is the Earnings at Risk (EaR) from an earning perspective and the Value at Risk (VaR) from an economic value perspective. Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net interest income calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

The precision of risk management system differs by each subsidiary. Interest rate VaR and interest rate EaR are measured by internal method or IRRBB (Interest Rate Risk in the Banking Book), and interest rate risk limits are set and monitored based on the interest rate VaR. In accordance with the amendments in Regulations for Supervision of Financial Holding Companies, the Group measures the interest rate risk using the Basel III based IRRBB, which measures the interest rate risk more precisely than the existing BIS standard framework by segmenting maturities of interest rates, reflecting customer behavior models and diversifying interest rate shocks. The interest rate VaR scenario based IRRBB measures ① parallel up shock ② parallel down shock ③ steepener shock ④ flattener shock ⑤ short rate up shock ⑥ short rate down shock. By the parallel up shock and parallel down shock, the interest rate EaR scenario measures the scenario value with the largest loss as interest rate risk. Under the existing BIS standard framework, ± 200bp parallel shock scenario is applied to all currency. However, as the shock width is set differently by currency and period, interest rate risk is measured significantly by the IRRBB (e.g. (KRW) Parallel ± 300bp, Short Term ± 400bp, Long Term ± 200bp, (USD) Parallel ± 200bp, Short Term ± 300bp, Long Term ± 150bp). In the IRRBB method, the existing interest rate VaR and the interest rate EaR are expressed as △ EVE (Economic Value of Equity) and △ NII (Net Interest Income), respectively.

Since impacts of each subsidiary on changes of interest rates are differentiated by portfolios, the Group is preparing to respond proactively while monitoring the financial market and regulatory environment, and making efforts to hedge or reduce interest rate risk. In addition, the subsidiaries conduct the crisis analysis on changes in market interest rates and report it to management and the Group.

In particular, through its ALM (Asset and Liability Management) system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and NPV (Net Present Value) and NII (Net Interest Income) simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate EaR (Earnings at Risk) limits and interest rate gap ratio limits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(c) Market risk (continued)

ii) Interest rate risk management from non-trading positions (continued):

The details of interest rate VaR and EaR for major subsidiaries for as of December 31, 2023 and 2022 are as follows:

ii-3) Shinhan Bank

		December 31, 2023	December 31, 2022
△EVE (*1)	~~W~~	1,185,973	1,046,136
△NII (*2)		394,996	599,941

ii-4) Shinhan Card

		December 31, 2023	December 31, 2022
△EVE (*1)	~~W~~	952,836	1,249,597
△NII (*2)		591,935	693,911

ii-5) Shinhan Securities

		December 31, 2023	December 31, 2022
△EVE (*1)	~~W~~	249,806	212,135
△NII (*2)		269,678	95,076

ii-6) Shinhan Life Insurance

		December 31, 2023	December 31, 2022
△EVE (*1)	~~W~~	4,434,253	2,353,230
△NII (*2)		35,901	62,923

(*1) △EVE is the change in economic value of equity capital that can arise from changes in interest rates that affect the present value of assets, liabilities and off-balance sheet items by using the Basel III standard based IRRBB method.

(*2) △NII is the change in net interest income that can occur over the next year due to changes in interest rates by using the Basel III standard based IRRBB method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(c) Market risk (continued)

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the S&T Center. Dealers in the S&T Center manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars (USD), Japanese yen (JPY), Euros (EUR) and Chinese yuan (CNY) are set in order to minimize exposures from the other foreign exchange trading.

Foreign currency denominated assets and liabilities as of December 31, 2023 and 2022 are as follows:

		December 31, 2023
		USD	JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	10,473,766	2,318,380	140,319	654,444	3,975,017	17,561,926
Due from banks at FVTPL		30,743	-	-	-	-	30,743
Loans at FVTPL		385,844	-	114,389	-	-	500,233
Loan at amortized cost		23,694,171	11,663,301	1,556,746	4,018,660	12,182,861	53,115,739
Securities at FVTPL		5,765,741	8,255	761,046	5,230	545,306	7,085,578
Derivative assets		1,014,150	2,346	27,418	878	105,335	1,150,127
Securities at FVOCI		8,308,952	175,740	544,248	564,791	2,169,907	11,763,638
Securities at amortized cost		263,027	553,509	-	110,532	1,281,941	2,209,009
Other financial assets		5,971,194	637,612	831,019	441,906	979,795	8,861,526
	~~W~~	55,907,588	15,359,143	3,975,185	5,796,441	21,240,162	102,278,519

Liabilities:
Deposits	~~W~~	22,790,616	14,562,435	1,535,925	4,152,363	12,428,069	55,469,408
Financial liabilities at FVTPL		362,642	-	-	-	422,861	785,503
Derivative liabilities		841,175	2	35,679	591	94,701	972,148
Borrowings		9,670,444	1,392,637	208,335	115,798	1,284,046	12,671,260
Debt securities issued		10,916,488	337,684	713,295	-	1,258,257	13,225,724
Financial liabilities designated at FVTPL		909,250	3,188	-	-	-	912,438
Other financial liabilities		6,844,891	183,500	769,928	777,986	805,002	9,381,307
	~~W~~	52,335,506	16,479,446	3,263,162	5,046,738	16,292,936	93,417,788

Net domestic and foreign currency exposure	~~W~~	3,572,082	(1,120,303)	712,023	749,703	4,947,226	8,860,731
Off-balance derivative exposure		808,139	1,716,328	(340,327)	(328,756)	(1,898,176)	(42,792)
Net foreign currency exposure	~~W~~	4,380,221	596,025	371,696	420,947	3,049,050	8,817,939

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(c) Market risk (continued)

iii) Foreign exchange risk (continued)

Foreign currency denominated assets and liabilities as of December 31, 2023 and 2022 are as follows (continued):

		December 31, 2022
		USD	JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	6,944,183	2,071,895	266,891	715,471	4,891,175	14,889,615
Due from banks at FVTPL		26,116	-	-	-	-	26,116
Loans at FVTPL		291,678	-	239,520	-	-	531,198
Loan at amortized cost		29,077,790	10,608,558	1,735,218	5,021,722	10,639,672	57,082,960
Securities at FVTPL		5,020,483	5,963	661,762	425	406,292	6,094,925
Derivative assets		1,476,251	2,585	33,613	4,598	33,866	1,550,913
Securities at FVOCI		7,042,145	180,352	438,288	498,367	1,629,606	9,788,758
Securities at amortized cost		272,421	203,102	-	110,997	1,162,523	1,749,043
Other financial assets		3,485,071	597,067	563,313	344,126	1,551,874	6,541,451
	~~W~~	53,636,138	13,669,522	3,938,605	6,695,706	20,315,008	98,254,979

Liabilities:
Deposits	~~W~~	25,719,297	11,812,723	1,633,007	5,035,481	11,769,661	55,970,169
Financial liabilities at FVTPL		10,038	-	-	-	422,006	432,044
Derivative liabilities		1,345,476	1,899	59,206	3,074	77,662	1,487,317
Borrowings		9,976,462	1,349,529	182,926	85,862	1,226,389	12,821,168
Debt securities issued		10,774,062	352,677	675,600	108,864	1,495,991	13,407,194
Financial liabilities designated at FVTPL		1,077,789	-	-	-	-	1,077,789
Other financial liabilities		4,287,930	259,683	621,770	889,138	1,525,377	7,583,898
	~~W~~	53,191,054	13,776,511	3,172,509	6,122,419	16,517,086	92,779,579

Net domestic and foreign currency exposure	~~W~~	445,084	(106,989)	766,096	573,287	3,797,922	5,475,400
Off-balance derivative exposure		3,801,144	718,660	(451,993)	(55,705)	(1,671,041)	2,341,065
Net foreign currency exposure	~~W~~	4,246,228	611,671	314,103	517,582	2,126,881	7,816,465

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(d) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets abnormal pricing, the procurement of high interest rates, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the Group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. Therefore, the Group is checking the liquidity side for abnormalities in preparation for the usual crisis.

In particular, after the bankruptcy of Silicon Valley Bank, the Group have been strengthening its ability to respond to liquidity crises by conducting crisis situation analysis using bank run scenarios for banks and savings bank subsidiaries and establishing and inspecting emergency procurement plans accordingly.

In addition, in order to pre-emptively and comprehensively manage liquidity risk, the Group measures and monitors liquidity risk management using various indices, including the ‘limit management index’, ‘early warning index’ and ‘monitoring index’.

Shinhan Bank applies the following basic principles for liquidity risk management:

- Raise funding in sufficient amounts, at the optimal time at reasonable costs;

- Maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;

- Secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

- Monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

- Conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and

- Consider liquidity-related costs, benefits of and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

Shinhan Card sets and operates a level that can withstand a 3-month credit crunch for end-of-month liquidity. The Group defines and manages the level of ‘cautious’, ‘alert’, ‘imminent crisis’, and ‘crisis’ and risk for the real liquidity gap ratio, liquidity buffer ratio, and ABS weight compared to borrowings which are major indicators related to liquidity risk. A contingency plan has been established to prepare for a crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial instruments and derivative financial instruments by remaining period are as of December 31, 2023 and 2022 are as follows:

		December 31, 2023 (*1)
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks at amortized cost	~~W~~	31,107,629	734,193	83,972	159,377	189,601	2,560,084	34,834,856
Due from banks at fair value through profit or loss		-	-	-	-	-	30,743	30,743
Loans at fair value through profit or loss		308,740	421,193	85,467	9,739	923,364	76,062	1,824,565
Loans at amortized cost		37,692,048	50,813,677	65,503,264	96,981,341	130,306,477	101,012,508	482,309,315
Securities at fair value through profit or loss		38,919,131	1,642,951	682,000	559,767	7,258,255	20,304,519	69,366,623
Securities at fair value through other comprehensive income		42,256,944	445,463	539,255	2,336,017	14,033,768	30,785,721	90,397,168
Securities at amortized cost		899,355	3,258,092	1,964,229	4,323,906	21,357,255	7,573,653	39,376,490
Other financial assets		22,148,927	393,344	128,067	324,305	384,541	1,866,191	25,245,375
	~~W~~	173,332,774	57,708,913	68,986,254	104,694,452	174,453,261	164,209,481	743,385,135

Liabilities:
Deposits (*2)	~~W~~	204,353,639	49,995,140	43,382,707	65,673,174	24,930,159	2,931,998	391,266,817
Financial liabilities at fair value through profit or loss		410,381	358	586	1,202	6,816	1,449,634	1,868,977
Borrowings		19,310,777	5,678,981	6,166,750	9,811,684	14,182,221	5,170,111	60,320,524
Debt securities issued		4,496,200	7,218,255	7,931,732	18,000,681	45,961,768	3,734,554	87,343,190
Financial liabilities designated at fair value through profit or loss		309,713	1,252,877	1,774,016	1,821,666	1,324,185	1,356,579	7,839,036
Investment contract liabilities		245,353	110,050	67,039	423,484	726,759	-	1,572,685
Other financial liabilities		39,957,559	219,656	394,997	252,445	1,637,763	808,731	43,271,151
	~~W~~	269,083,622	64,475,317	59,717,827	95,984,336	88,769,671	15,451,607	593,482,380
Off balance (*3):
Guarantee contracts	~~W~~	18,374,287	-	-	-	-	-	18,374,287
Other liabilities related to loan commitments		212,078,870	-	-	-	-	-	212,078,870
	~~W~~	230,453,157	-	-	-	-	-	230,453,157

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

Derivatives	~~W~~	131,174	(101,655)	(335,841)	(104,002)	(1,657,294)	134,835	(1,932,783)

5. Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial instruments and derivative financial instruments by remaining period are as of December 31, 2023 and 2022 are as follows (continued):

		December 31, 2022 (*1)
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks at amortized cost	~~W~~	25,535,924	1,038,410	530,121	1,812,917	158,893	1,111,663	30,187,928
Due from banks at fair value through profit or loss		-	-	-	-	-	26,116	26,116
Loans at fair value through profit or loss		424,585	858,019	58,705	141,706	735,426	329,636	2,548,077
Loans at amortized cost		40,128,332	50,154,981	62,225,328	95,147,376	134,775,595	83,422,609	465,854,221
Securities at fair value through profit or loss		42,309,917	135,169	460,708	522,176	4,242,650	11,413,859	59,084,479
Securities at fair value through other comprehensive income		53,852,989	1,725,111	589,944	1,194,842	9,096,740	19,025,169	85,484,795
Securities at amortized cost		479,464	1,820,022	1,164,164	4,908,796	22,790,254	6,385,745	37,548,445
Other financial assets		17,803,851	85,593	59,249	344,924	338,045	1,796,898	20,428,560
	~~W~~	180,535,062	55,817,305	65,088,219	104,072,737	172,137,603	123,511,695	701,162,621

Liabilities:
Deposits (*2)	~~W~~	210,877,656	42,661,824	41,864,404	71,259,303	21,141,919	2,627,394	390,432,500
Financial liabilities at fair value through profit or loss		1,148,899	-	-	-	-	-	1,148,899
Borrowings		11,960,133	4,760,388	4,798,388	7,249,539	12,298,388	9,024,107	50,090,943
Debt securities issued		4,563,916	8,368,614	9,646,088	16,486,221	37,534,713	5,157,377	81,756,929
Financial liabilities designated at fair value through profit or loss		276,430	725,909	706,117	1,511,517	4,063,511	1,092,827	8,376,311
Investment contract liabilities		58,181	60,526	160,990	1,549,293	304,596	-	2,133,586
Other financial liabilities		27,603,371	104,887	132,284	286,956	1,037,388	113,755	29,278,641
	~~W~~	256,488,586	56,682,148	57,308,271	98,342,829	76,380,515	18,015,460	563,217,809
Off balance (*3):
Guarantee contracts	~~W~~	18,226,546	-	-	-	-	-	18,226,546
Other liabilities related to loan commitments		205,488,825	-	-	-	-	-	205,488,825
	~~W~~	223,715,371	-	-	-	-	-	223,715,371

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

Derivatives	~~W~~	(385,204)	8,916	(7,058)	(220,528)	(1,213,983)	(24,069)	(1,841,926)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(d) Liquidity risk (continued)

(*1) These amounts include cash flows of principal and interest on financial assets and financial liabilities.

(*2) Demand deposits amounting to ~~W~~ 151,177,041 million and ~~W~~157,446,276 million as of December 31, 2023 and 2022 are included in the ‘Less than 1 month’ category, respectively.

(*3) Though guarantees, loan agreements, and other credit offerings provided by the Group exist, if the counterparty requests a payment, the Group should fulfill the obligation immediately.

(e) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications.

If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service. The Group uses its judgment to select a variety of methods and make rational assumptions that are mainly based on market conditions existing at the end of each reporting period.

The fair value of financial instruments is determined using valuation techniques; a method of using recent transactions between independent parties with reasonable judgment and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models. For example, the fair value of an interest rate swap is calculated as the present value of the expected future cash flows, and the fair value of foreign exchange forwarding contract is calculated by applying the public forward exchange rate at the end of the reporting period.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:


Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Level 1	Level 2	Level 3(*3)	Total
Financial assets:
Due from banks measured at FVTPL	~~W~~	-	30,743	-	30,743
Loans at FVTPL (*1)		-	515,564	1,242,998	1,758,562
Securities at FVTPL:
Debt securities and other securities (*2)		11,248,555	39,736,457	14,487,080	65,472,092
Equity securities		2,253,651	-	1,597,810	3,851,461
Gold/silver deposits		103,706	-	-	103,706
		13,605,912	39,736,457	16,084,890	69,427,259
Derivative assets:
Trading		117,929	3,709,058	632,213	4,459,200
Hedging		-	252,221	-	252,221
		117,929	3,961,279	632,213	4,711,421
Securities measured at FVOCI:
Debt securities		39,111,078	49,525,922	-	88,637,000
Equity securities		725,796	-	949,183	1,674,979
		39,836,874	49,525,922	949,183	90,311,979
	~~W~~	53,560,715	93,769,965	18,909,284	166,239,964
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	1,449,634	-	-	1,449,634
Gold/silver deposits		419,343	-	-	419,343
		1,868,977	-	-	1,868,977
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities (*2)		-	816,643	6,725,252	7,541,895
Debt securities issued		-	254,832	-	254,832
		-	1,071,475	6,725,252	7,796,727
Derivative liabilities:
Trading		46,578	3,369,771	783,587	4,199,936
Hedging		-	614,285	224,195	838,480
		46,578	3,984,056	1,007,782	5,038,416
	~~W~~	1,915,555	5,055,531	7,733,034	14,704,120

(*1) Of the Financial assets at FVTPL invested by the Group, P-note’s valuation of amount related to Lime Asset Management is ~~W~~ 92 billion. As of December 31, 2023, in this regard, international disputes are under way, the Group has estimated its fair value based on financial information within the recent audit report of underlying assets since it doesn’t have fair market value observable through active trading markets. Accounting estimates and assumptions used in preparing consolidated financial statements may lead to adjustment in response to changes in uncertainty, such as information and market conditions available in the future. In addition, the ultimate impact on the business, financial condition, performance, and liquidity of the Group is unpredictable.

(*2) Financial instruments (Beneficiary certificates: ~~W~~ 143.5 billion and derivatives-combined securities: ~~W~~ 143.5 billion) related to GEN2 Partners asset management were delayed in repurchase for the year ended December 31, 2020. The Group estimated fair value using the net asset value based on the most recent data available for the repurchase suspension fund. Since then, it has an uncertainty in measuring fair value due to market conditions.

(*3) Shinhan Securities Co., Ltd.' level 3 over-the-counter derivatives is recognized ~~W~~ 66,866 million in financial assets measured at fair value through profit or loss, ~~W~~ 6,725,252 million in financial liabilities designated at fair value through profit or loss, ~~W~~ 629,223 million in derivative assets, and ~~W~~ 785,312 million in derivative liabilities. The fair value of over-the-counter derivatives classified as level 3 above is measured using Shinhan Securities Co., Ltd.’s internal valuation model.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of December 31, 2023 and 2022 are as follows (continued):

		December 31, 2022
		Level 1	Level 2	Level 3(*3)	Total
Financial assets:
Due from banks measured at FVTPL	~~W~~	-	26,116	-	26,116
Loans at FVTPL (*1)		-	957,543	1,431,637	2,389,180
Securities at FVTPL:
Debt securities and other securities (*2)		8,660,224	34,783,829	11,715,251	55,159,304
Equity securities		1,952,419	5,044	1,900,249	3,857,712
Gold/silver deposits		75,969	-	-	75,969
		10,688,612	34,788,873	13,615,500	59,092,985
Derivative assets:
Trading		47,687	5,585,517	529,144	6,162,348
Hedging		-	298,304	-	298,304
		47,687	5,883,821	529,144	6,460,652
Securities measured at FVOCI:
Debt securities		38,446,610	45,349,965	-	83,796,575
Equity securities		691,257	-	981,329	1,672,586
		39,137,867	45,349,965	981,329	85,469,161
	~~W~~	49,874,166	87,006,318	16,557,610	153,438,094
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	724,104	-	-	724,104
Gold/silver deposits		422,006	-	-	422,006
		1,146,110	-	-	1,146,110
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities (*2)		-	389,132	7,930,909	8,320,041
Debt securities issued		-	47,327	-	47,327
		-	436,459	7,930,909	8,367,368
Derivative liabilities:
Trading		249,669	5,809,597	467,522	6,526,788
Hedging		-	838,068	343,759	1,181,827
		249,669	6,647,665	811,281	7,708,615
	~~W~~	1,395,779	7,084,124	8,742,190	17,222,093
(*1) Of the Financial assets at FVTPL invested by the Group, P-note’s valuation of amount related to Lime Asset Management is ~~W~~ 133.8 billion. As of December 31, 2022, in this regard, international disputes are under way, the Group has estimated its fair value based on financial information within the recent audit report of underlying assets since it doesn’t have fair market value observable through active trading markets. Accounting estimates and assumptions used in preparing consolidated financial statements may lead to adjustment in response to changes in uncertainty, such as information and market conditions available in the future. In addition, the ultimate impact on the business, financial condition, performance, and liquidity of the Group is unpredictable.

(*2) Financial instruments (Beneficiary certificates: ~~W~~ 221.7 billion and derivatives-combined securities: ~~W~~ 221.7 billion) related to GEN2 Partners asset management were delayed in repurchase for the year ended December 31, 2022. The Group estimated fair value using the net asset value based on the most recent data available for the repurchase suspension fund. Since then, it has an uncertainty in measuring fair value due to market conditions.

(*3) Shinhan Securities Co., Ltd.’s level 3 over-the-counter derivatives is recognized ~~W~~ 75,925 million in financial assets measured at fair value through profit or loss, ~~W~~ 7,930,909 million in financial liabilities designated at fair value through profit or loss, ~~W~~ 526,868 million in derivative assets, and ~~W~~ 468,028 million in derivative liabilities. The fair value of over-the-counter derivatives classified as level 3 above is measured using Shinhan Securities Co., Ltd.’s internal valuation model.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Classification of financial instruments as fair value level 3

The Group uses the evaluation value from evaluators who are qualified and external independent to determine the fair value for Group's assets at the end of each reporting period. Changes in carrying amounts of financial instruments classified as Level 3 for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
					Held for trading	Held for hedging
Beginning balance	~~W~~	15,047,137	981,329	(7,930,909)	61,622	(343,759)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		69,334	-	(244,146)	(15,540)	119,564
Recognized in other comprehensive income (loss) for the year		(532)	12,747	(1,907)	-	-
		68,802	12,747	(246,053)	(15,540)	119,564
Purchase		5,987,732	55,078	-	36,786	-
Issue		-	-	(6,343,080)	-	-
Settlement		(4,071,062)	(100,000)	7,794,790	(234,242)	-
Transfer to level3 (*2)		299,148	29	-	-	-
Transfer from level3 (*2)		(3,869)	-	-	-	-
Ending balance	~~W~~	17,327,888	949,183	(6,725,252)	(151,374)	(224,195)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Classification of financial instruments as fair value level 3 (continued)

The Group uses the evaluation value from evaluators who are qualified and external independent to determine the fair value for Group's assets at the end of each reporting period. Changes in carrying amounts of financial instruments classified as Level 3 for the years ended December 31, 2023 and 2022 are as follows (continued):

		December 31, 2022
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
					Held for trading	Held for hedging
Beginning balance	~~W~~	12,934,419	725,232	(7,622,525)	374,686	(182,749)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		(123,983)	-	633,415	(484,756)	(161,010)
Recognized in other comprehensive income (loss) for the year		(336)	(9,629)	(5,919)	-	-
		(124,319)	(9,629)	627,496	(484,756)	(161,010)
Purchase		5,779,999	276,636	-	190,380	-
Issue		-	-	(6,030,787)	-	-
Settlement		(3,486,410)	(10,910)	5,094,907	(18,763)	-
Transfer to level3 (*2)		173,636	-	-	-	-
Transfer from level3 (*2)		(230,188)	-	-	75	-
Ending balance	~~W~~	15,047,137	981,329	(7,930,909)	61,622	(343,759)

(*1) Recognized profit or loss of the changes in carrying amount of financial instruments classified as Level 3 for the years ended December 31, 2023 and 2022 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

		December 31, 2023
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Net loss on financial assets at fair value through profit or loss	~~W~~	53,794	47,708
Net gain on financial liabilities designated at fair value through profit or loss		(244,146)	96,223
Net other operating expense		119,564	119,564
	~~W~~	(70,788)	263,495

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Changes in carrying amounts of financial instruments classified as Level 3 for the years ended December 31, 2023 and 2022 are as follows (continued):

		December 31, 2022
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Net gain on financial assets at fair value through profit or loss	~~W~~	(608,739)	(607,708)
Net gain (loss) on financial liabilities designated at fair value through profit or loss		633,415	762,342
Net other operating expense		(161,010)	(161,010)
	~~W~~	(136,334)	(6,376)

(*2) Movements between levels occur as the availability of observable market data for the financial instrument in question changes. The Group recognizes changes in levels at the end of the reporting period when the event or change in circumstances that gives rise to the movement between levels occurs.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2023 and 2022 are as follows:

	December 31, 2023
Type of financial instrument	Valuation technique		Carrying value	Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model (*)	~~W~~	40,282,764	Discount rate, interest rate, stock price and etc.
			40,282,764
Derivative assets
Trading	Option model (*), Implied forward interest rate, DCF		3,709,058	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			252,221
			3,961,279
Securities at fair value through other comprehensive income
Debt securities	DCF, Option model (*)		49,525,922	Interest rate, discount rate, etc.
		~~W~~	93,769,965
Liabilities
Financial liabilities designated at fair value through profit or loss
Debt securities issued	Option model (*), NAV		254,832	Discount rate, volatility
Compound financial instruments		~~W~~	816,643	Underlying asset price
			1,071,475
Derivative liabilities
Trading	Option model (*), Forward interest rate, DCF		3,369,771	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			614,285
			3,984,056
		~~W~~	5,055,531

(*) Option models applied to measure fair value include the Black-Scholes model and Hull-White model, and methods such as Monte Carlo simulation are applied to some products depending on the product type.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2023 and 2022 are as follows (continued):

	December 31, 2022
Type of financial instrument	Valuation technique		Carrying value	Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model (*)	~~W~~	35,767,488	Discount rate, interest rate, stock price and etc.
Equity securities	NAV		5,044	Price of underlying assets such as stocks, bonds, etc.
			35,772,532
Derivative assets
Trading	Option model (*), Implied forward interest rate, DCF		5,585,517	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			298,304
			5,883,821
Securities at fair value through other comprehensive income
Debt securities	DCF, Option model (*)			Interest rate, discount rate, etc.
			45,349,965
		~~W~~	87,006,318
Liabilities
Financial liabilities designated at fair value through profit or loss
Debt securities issued	Option model, NAV (*)		47,327	Discount rate, volatility
Compound financial instruments		~~W~~	389,132	Price of underlying assets
			436,459
Derivative liabilities
Trading	Option model (*), Implied forward interest rate DCF		5,809,597	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			838,068
			6,647,665
		~~W~~	7,084,124

(*) Option models applied to measure fair value include the Black-Scholes model and Hull-White model, and methods such as Monte Carlo simulation are applied to some products depending on the product type.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2023 and 2022 are as follows:

	December 31, 2023
Type of financial instrument	Valuation technique		Carrying Value (*2)	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model (*1), Income approach	~~W~~	15,730,078	The volatility of the underlying asset, Discount rate, Correlations Growth rate, and Liquidation Value	1.00~76.22% 2.44~30.33% -11.62~65.74% 0.00% 0.00%
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis, Transaction case price, Cost method		1,597,810	The volatility of the underlying asset, Discount rate, Growth rate And Interest rate volatility	0.51~51.57% 2.61~31.73% 0.00% 0.51~74.30%
			17,327,888
Derivative assets
Equity and foreign exchange related	Option model (*1)		97,403	The volatility of the underlying asset and Correlations	8.08~63.37% -1.74~69.79%
Interest rates related			60,919	The volatility of the underlying asset and Correlations	0.19~0.68% 75.14~77.30%
Credit and commodity related			473,891	The volatility of the underlying asset, Correlations and Hazard Rate	34.52~41.77% 99.83~99.95% 0.08~3.60%
			632,213

Securities at fair value through other comprehensive income			949,183
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis			The volatility of the underlying asset, Discount rate, Growth rate and Interest rate volatility	20.60~27.84% 5.14~20.90% -1.00~1.00% 0.55~60.71%

		~~W~~	18,909,284

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2023 and 2022 are as follows (continued):

	December 31, 2023
Type of financial instrument	Valuation technique		Carrying Value (*2)	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model (*1)	~~W~~	6,725,252	The volatility of the underlying asset and Correlations	0.26~81.98% -42.43~84.71%
Derivative liabilities
Equity and foreign exchange related	Option model (*1)		468,611	The volatility of the underlying asset and Correlations	7.58~81.98% -42.43~84.71%
Interest rates related			445,572	The volatility of the underlying asset, Regression coefficient and Correlations	0.19~1.06% 0.00~2.71% -38.52~90.34%
Credit and commodity related			93,599	The volatility of the underlying asset, Correlations and Hazard Rate	0.26~24.67% -11.62~77.30% 0.08~2.55%
			1,007,782
		~~W~~	7,733,034

(*1) Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

(*2) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2023 and 2022 are as follows (continued):

	December 31, 2022
Type of financial instrument	Valuation technique		Carrying value (*2)	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model (*1), Income approach	~~W~~	13,146,888	The volatility of the underlying asset, Discount rate, Correlations, Growth rate, and Liquidation Value	0.60%~68.10% 2.92%~38.87% 15.94%~90.00% 0.00% 0.00%
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis, Transaction case price, Cost method		1,900,249	The volatility of the underlying asset, Discount rate and Correlations	20.50%~25.30% 5.59%~15.18% 11.90%~66.00%
			15,047,137
Derivative assets
Equity and foreign exchange related	Option model (*1)		54,541	The volatility of the underlying asset and Correlations	4.89%~84.40% 7.30%~72.30%
Interest rates related			51,025	The volatility of the underlying asset and Correlations	0.60%~1.10% 76.60%~78.90%
Credit and commodity related			423,578	The volatility of the underlying asset, Correlations and Hazard Rate	42.20%~55.90% 99.9% 1.20%~3.60%
			529,144

Securities at fair value through other comprehensive income
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis		981,329	The volatility of the underlying asset, Discount rate, Growth rate and Interest rate volatility	28.62% 9.08%~19.14% 0.00%~2.00% 0.56%~11.42%
		~~W~~	16,557,610

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2023 and 2022 are as follows (continued):

	December 31, 2022
Type of financial instrument	Valuation technique		Carrying value (*2)	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities at fair value through profit or loss
Equity related	Option model (*1)	~~W~~	7,930,909	The volatility of the underlying asset and Correlations	0.20%~84.40% -44.20%~86.30%
Derivative liabilities
Equity and foreign exchange related	Option model (*1)		13,841	The volatility of the underlying asset and Correlations	4.89%~84.40% -42.30%~87.60%
Interest rates related			642,123	The volatility of the underlying asset, Regression coefficient and Correlations	0.20%~1.10% 0.00%~1.46% 23.60%~90.34%
Credit and commodity related			155,317	The volatility of the underlying asset, Correlations and Hazard Rate	0.20%~45.70% 23.60%~78.90% 1.20%~2.90%
			811,281
		~~W~~	8,742,190

(*1) Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

(*2) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-4) Sensitivity for changing in unobservable inputs

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of December 31, 2023 and 2022.

		December 31, 2023
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1),(*2):
Financial asset at fair value through profit or loss	~~W~~	45,433	(42,214)
Derivative assets		19,994	(20,386)
Securities at fair value through other comprehensive income (*2)		44,286	(33,212)
	~~W~~	109,713	(95,812)
Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	30,543	(29,790)
Derivative liabilities		27,561	(27,525)
	~~W~~	58,104	(57,315)

		December 31, 2022
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1),(*2):
Financial asset at fair value through profit or loss	~~W~~	57,763	(51,803)
Derivative assets		12,499	(11,465)
Securities at fair value through other comprehensive income (*2)		49,515	(40,860)
	~~W~~	119,777	(104,128)
Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	57,121	(60,525)
Derivative liabilities		16,388	(16,908)
	~~W~~	73,509	(77,433)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%p) or correlations (-10~10%p), a significant unobservable input.

(*2) Fair value changes are calculated by increasing or decreasing the growth rate and discount rate, which are a significant unobservable input, from -1%p to 1%p.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost

ii-1) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks

The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying amount approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk of the borrower.
Securities

An external professional evaluation agency is used to calculate the valuation amount using the market information. The agency calculates the fair value based on active market prices, and DCF model is used to calculate the fair value if there is no quoted price.

Deposits and borrowings

The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued

Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Investment contract liabilities

The book value of retirement pension contract reserves as prescribed by the Insurance Business Act and Insurance Business Supervision Regulations was used as a proxy for fair value because of the difficulty of calculating reliable expected cash flows.

Other financial assets and other financial liabilities

The carrying amount is measured at fair value for short-term and suspense accounts, such as spot exchange, inter-bank fund transfer, and domestic exchange of payments, and for the remaining financial instruments, the present value is calculated by discounting the contractual cash flows at a discount rate which considered residual risk at the market interest rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-2) The carrying amount and the fair value of financial instruments measured at amortized cost as of December 31, 2023 and 2022 are as follows:

		December 31, 2023		December 31, 2022
		Carrying amount	Fair value	Carrying amount	Fair value
Assets:

Deposits measured at amortized cost	~~W~~	32,455,701	32,338,446	27,746,360	27,660,501

Loans measured at amortized cost		411,739,562	414,024,035	407,898,972	404,855,790

Securities measured at amortized cost:
Government bonds		22,787,609	22,182,130	21,523,230	20,215,099
Financial institution bonds		5,864,626	5,906,724	5,423,771	5,387,207
Corporation bonds		7,034,252	6,879,983	6,424,197	5,971,007
		35,686,487	34,968,837	33,371,198	31,573,313
Other financial assets		26,880,554	27,175,002	21,826,601	22,059,918
	~~W~~	506,762,304	508,506,320	490,843,131	486,149,522
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	151,177,041	151,177,041	157,446,276	157,446,276
Time deposits		202,106,686	202,405,752	196,265,911	195,886,583
Certificate of deposit		12,059,730	12,114,566	14,921,375	14,748,736
Issued bill deposit		7,614,701	7,614,012	6,631,858	6,631,276
CMA deposits		4,950,392	4,950,392	4,634,010	4,634,010
Others		3,604,114	3,604,031	3,088,864	3,088,542
		381,512,664	381,865,794	382,988,294	382,435,423
Borrowing debts:
Call-money		2,195,849	2,195,849	1,276,301	1,276,301
Bills sold		11,252	11,208	15,057	15,006
Bonds sold under repurchase agreements		17,312,576	17,312,576	9,544,536	9,544,536
Borrowings		37,381,675	37,322,235	38,443,281	37,602,027
		56,901,352	56,841,868	49,279,175	48,437,870
Debts:
Borrowings in Korean won		68,382,242	68,189,097	63,927,063	62,059,253
Borrowings in foreign currency		13,179,483	13,143,721	13,361,720	13,051,576
		81,561,725	81,332,818	77,288,783	75,110,829
Investment contract liabilities		1,572,685	1,572,685	2,133,586	2,133,586

Other financial liabilities		47,328,051	47,295,828	31,992,438	31,683,186
	~~W~~	568,876,477	568,908,993	543,682,276	539,800,894

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	554,703	31,783,743	-	32,338,446

Loans measured at amortized cost		-	1,633,949	412,390,086	414,024,035

Securities measured at amortized cost:
Government bonds		10,727,244	11,454,886	-	22,182,130
Financial institution bonds		2,005,877	3,900,847	-	5,906,724
Corporation bonds		-	6,879,983	-	6,879,983
		12,733,121	22,235,716	-	34,968,837

Other financial assets		-	16,393,625	10,781,377	27,175,002
	~~W~~	13,287,824	72,047,033	423,171,463	508,506,320
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	-	151,177,041	-	151,177,041
Time deposits		-	-	202,405,752	202,405,752
Certificate of deposit		-	-	12,114,566	12,114,566
Issued bill deposit		-	-	7,614,012	7,614,012
CMA deposits		-	4,950,392	-	4,950,392
Other		-	3,565,491	38,540	3,604,031
		-	159,692,924	222,172,870	381,865,794
Borrowing debts:
Call-money		-	2,195,849	-	2,195,849
Bills sold		-	-	11,208	11,208
Bonds sold under repurchase agreements		-	-	17,312,576	17,312,576
Borrowings		-	221,256	37,100,979	37,322,235
		-	2,417,105	54,424,763	56,841,868
Debts:
Borrowings in won		-	36,388,349	31,800,748	68,189,097
Borrowings in foreign currency		-	10,456,332	2,687,389	13,143,721
		-	46,844,681	34,488,137	81,332,818

Investment contract liabilities		-	-	1,572,685	1,572,685

Other financial liabilities		-	20,658,155	26,637,673	47,295,828
	~~W~~	-	229,612,865	339,296,128	568,908,993

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of December 31, 2023 and 2022 are as follows (continued):

		December 31, 2022
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	431,650	27,228,851	-	27,660,501

Loans measured at amortized cost		-	5,832,484	399,023,306	404,855,790

Securities measured at amortized cost:
Government bonds		9,109,801	11,105,298	-	20,215,099
Financial institution bonds		1,898,457	3,488,750	-	5,387,207
Corporation bonds		-	5,971,007	-	5,971,007
		11,008,258	20,565,055	-	31,573,313

Other financial assets		-	12,598,487	9,461,431	22,059,918
	~~W~~	11,439,908	66,224,877	408,484,737	486,149,522
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	-	157,446,276	-	157,446,276
Time deposits		-	-	195,886,583	195,886,583
Certificate of deposit		-	-	14,748,736	14,748,736
Issued bill deposit		-	-	6,631,276	6,631,276
CMA deposits		-	4,634,010	-	4,634,010
Other		-	3,035,338	53,204	3,088,542
		-	165,115,624	217,319,799	382,435,423
Borrowing debts:
Call-money		-	1,276,301	-	1,276,301
Bills sold		-	-	15,006	15,006
Bonds sold under repurchase agreements		-	-	9,544,536	9,544,536
Borrowings		-	19,922	37,582,105	37,602,027
		-	1,296,223	47,141,647	48,437,870
Debts:
Borrowings in won		-	31,665,994	30,393,259	62,059,253
Borrowings in foreign currency		-	9,625,410	3,426,166	13,051,576
		-	41,291,404	33,819,425	75,110,829

Investment contract liabilities		-	-	2,133,586	2,133,586

Other financial liabilities		-	8,921,782	22,761,404	31,683,186
	~~W~~	-	216,625,033	323,175,861	539,800,894

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-4) Valuation techniques and inputs used in the fair value measurements categorized within Level 2 and Level 3 for fair value disclosures, which are not recognized at fair value, as at December 31, 2023 and 2022, are as follows:

		December 31, 2023
		Fair value (*)	Valuation technique	Inputs

Financial instruments classified as level 2 :
Assets
Due from banks measured at amortized cost	~~W~~	31,783,743	DCF	Discount rate
Loans measured at amortized cost		1,633,949	DCF	Discount rate, Credit spread and Prepayment rate
Securities measured at amortized cost		22,235,716	DCF	Discount rate
Other financial assets		16,393,625	DCF	Discount rate
Financial instruments classified as level 3 :
Assets
Loans measured at amortized cost		412,390,086	DCF	Discount rate, Credit spread and Prepayment rate
Other financial assets		10,781,377	DCF	Discount rate
	~~W~~	495,218,496

Financial instruments classified as level 2 :
Liabilities
Deposits	~~W~~	159,692,924	DCF	Discount rate
Borrowings		2,417,105	DCF	Discount rate
Debt securities issued		46,844,681	DCF	Discount rate
Other financial liabilities		20,658,155	DCF	Discount rate
Financial instruments classified as level 3 :
Liabilities
Deposits		222,172,870	DCF	Discount rate
Borrowings		54,424,763	DCF	Discount rate
Debt securities issued		34,488,137	DCF	Discount rate, Regression coefficient and Correlations
Investment contract liabilities		1,572,685	-	-
Other financial liabilities		26,637,673	DCF	Discount rate
	~~W~~	568,908,993

(*) Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-4) Valuation techniques and inputs used in the fair value measurements categorized within Level 2 and Level 3 for fair value disclosures, which are not recognized at fair value, as at December 31, 2023 and 2022, are as follows

(continued) :

		December 31, 2022
		Fair value (*)	Valuation technique	Inputs

Financial instruments classified as level 2 :
Assets
Due from banks measured at amortized cost	~~W~~	27,228,851	DCF	Discount rate
Loans measured at amortized cost		5,832,484	DCF	Discount rate, Credit spread and Prepayment rate
Securities measured at amortized cost		20,565,055	DCF	Discount rate
Other financial assets		12,598,487	DCF	Discount rate
Financial instruments classified as level 3 :
Assets
Loans measured at amortized cost		399,023,306	DCF	Discount rate, Credit spread and Prepayment rate
Other financial assets		9,461,431	DCF	Discount rate
	~~W~~	474,709,614

Financial instruments classified as level 2 :
Liabilities
Deposits	~~W~~	165,115,624	DCF	Discount rate
Borrowings		1,296,223	DCF	Discount rate
Debt securities issued		41,291,404	DCF	Discount rate
Other financial liabilities		8,921,782	DCF	Discount rate
Financial instruments classified as level 3 :
Liabilities
Deposits		217,319,799	DCF	Discount rate
Borrowings		47,141,647	DCF	Discount rate
Debt securities issued		33,819,425	DCF	Discount rate, Regression coefficient and Correlations
Investment contract liabilities		2,133,586
Other financial liabilities		22,761,404	DCF	Discount rate
	~~W~~	539,800,894

(*) Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

iii) Changes in gains or losses on valuation at the transaction date for the years ended December 31, 2023 and 2022, are as follows:

		December 31, 2023	December 31, 2022
Beginning balance	~~W~~	(143,959)	(160,525)
New transactions		(48,548)	(88,769)
Recognized in profit for the year		110,760	105,335
Ending balance	~~W~~	(81,747)	(143,959)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(f) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 5.(e) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2023 and 2022 is as follows:

		December 31, 2023
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	34,629,251	-	34,629,251
Due from banks at fair value through profit or loss		30,743	-	-	-	30,743
Securities at fair value through profit or loss		69,427,259	-	-	-	69,427,259
Derivatives assets		4,459,200	-	-	252,221	4,711,421
Loans at fair value through profit or loss		1,758,562	-	-	-	1,758,562
Loans at amortized cost		-	-	411,739,562	-	411,739,562
Securities at fair value through other comprehensive income		-	90,311,979	-	-	90,311,979
Securities at amortized cost		-	-	35,686,487	-	35,686,487
Others		-	-	26,880,554	-	26,880,554
	~~W~~	75,675,764	90,311,979	508,935,854	252,221	675,175,818

		December 31, 2023
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	381,512,664	-	381,512,664
Financial liabilities at fair value through profit or loss		1,868,977	-	-	-	1,868,977
Financial liabilities designated at FVTPL		-	7,796,727	-	-	7,796,727
Derivatives liabilities		4,199,936	-	-	838,480	5,038,416
Borrowings		-	-	56,901,352	-	56,901,352
Debt securities issued		-	-	81,561,725	-	81,561,725
Investment contract liabilities		-	-	1,572,685	-	1,572,685
Others		-	-	47,328,051	-	47,328,051

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

~~W~~	6,068,913	7,796,727	568,876,477	838,480	583,580,597

5. Financial risk management (continued)

(f) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2023 and 2022 is as follows (continued):

		December 31, 2022
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	30,050,840	-	30,050,840
Due from banks at fair value through profit or loss		26,116	-	-	-	26,116
Securities at fair value through profit or loss		59,092,985	-	-	-	59,092,985
Derivatives assets		6,162,348	-	-	298,304	6,460,652
Loans at fair value through profit or loss		2,389,180	-	-	-	2,389,180
Loans at amortized cost		-	-	407,898,972	-	407,898,972
Securities at fair value through other comprehensive income		-	85,469,161	-	-	85,469,161
Securities at amortized cost		-	-	33,371,198	-	33,371,198
Others		-	-	21,826,601	-	21,826,601
	~~W~~	67,670,629	85,469,161	493,147,611	298,304	646,585,705

		December 31, 2022
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	382,988,294	-	382,988,294
Financial liabilities at fair value through profit or loss		1,146,110	-	-	-	1,146,110
Financial liabilities designated at FVTPL		-	8,367,368	-	-	8,367,368
Derivatives liabilities		6,526,787	-	-	1,181,828	7,708,615
Borrowings		-	-	49,279,175	-	49,279,175
Debt securities issued		-	-	77,288,783	-	77,288,783
Investment contract liabilities		-	-	2,133,586	-	2,133,586
Others		-	-	31,992,438	-	31,992,438
	~~W~~	7,672,897	8,367,368	543,682,276	1,181,828	560,904,369

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(g) Transfer of financial instruments

i) Transfers that do not qualify for derecognition

① Sale of repurchase bonds

Among the Group’s sale of repurchase bonds, followings are the details of financial instruments that do not qualify for derecognition because the Group sold under repurchase agreement at a fixed price as of December 31, 2023 and 2022:

		December 31, 2023	December 31, 2022
Transferred asset:
Securities at FVTPL	~~W~~	11,042,486	7,461,978
Securities at FVOCI		1,286,990	1,335,548
Securities at amortized cost		3,622,838	258,579
	~~W~~	15,952,314	9,056,105
Associated liabilities:
Bonds sold under repurchase agreements	~~W~~	17,312,576	9,544,536

② Securities loaned

If the securities owned by the Group are loaned, the ownership of the securities is transferred, but is required to be returned at the end of the loan period. Therefore, the Group continues to recognize the entire securities loaned as it holds most of the risks and compensation of the securities.

Securities loaned as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022	Borrowers
Government bonds	~~W~~	15,340,768	12,876,660	Korea Securities Finance Corp., Korea Securities Depository, etc.
Financial institutions bonds		398,252	422,166	Korea Securities Finance Corp., Korea Securities Depository, etc.
Corporation bonds		221,435	210,258	BNP Paribas Securities Corp.
Equity securities		48,004	73,169	Meritz Securities co., Ltd., HI Investment & Securities co., Ltd., etc.
Beneficiary certificate		40,890	29,850	Korea Securities Depository
	~~W~~	16,049,349	13,612,103

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(g) Transfer of financial instruments

i) Transfers that do not qualify for derecognition (continued)

③ Securitization of financial assets

The Group uses the securitization of financial assets as a means of financing and to transfer risk. Generally, these securitization transactions result in the transfer of contractual cash flows to the debt securities holders issued from the financial asset portfolio. The Group recognizes debt securities issued without derecognition of assets under individual agreements, partially recognizes assets to the extent of the Group’s level of involvement in assets, or recognizes rights and obligations arising from the derecognition and transfer of assets as separate assets and liabilities. The Group derecognizes the entire asset only if it transfers contractual rights to the cash flows of financial assets or if it holds contractual rights but bears contractual obligations to pay cash flows to the other party without significant delays or reinvestment and transfers most of the risks and benefits of ownership (e.g., credit risk, interest rate risk, prepayment risk, etc.). For the years ended December 31, 2023 and 2022, the carrying amount of financial assets related to securitization transactions that have neither been transferred nor derecognized are ~~W~~ 10,950,727 million and ~~W~~ 11,429,250 million, respectively; the carrying amounts of related liabilities are ~~W~~ 6,634,887 million and ~~W~~ 6,366,125 million, respectively.

ii) Financial instruments qualified for derecognition and continued involvement

There are no financial instruments which qualify for derecognition and in which the Group has continuing involvements as of December 31, 2023, and 2022.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(h) Offsetting financial assets and financial liabilities

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Gross amounts of recognized financial assets/ liabilities	Gross amounts of recognized financial assets/ liabilities set off in the statement of financial position	Net amounts of financial assets/ liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives (*1)	~~W~~	4,706,696	-	4,706,696	14,428,984	448,025	2,042,058
Other financial instruments (*1)		12,212,371	-	12,212,371
Securities repurchased under repurchase agreements and bonds purchased under repurchase agreements (*2)		19,200,694	-	19,200,694	18,814,022	-	386,672
Securities loaned (*2)		6,284,849	-	6,284,849	6,283,227	-	1,622
Domestic exchange settlement debit (*3)		47,791,602	42,766,815	5,024,787	-	-	5,024,787
Receivables from disposal of securities (*4)		7,421,808	3,734,544	3,687,264	3,006,017	-	681,247
	~~W~~	97,618,020	46,501,359	51,116,661	42,532,250	448,025	8,136,386
Liabilities:
Derivatives (*1),(*5)	~~W~~	12,637,884	-	12,637,884	14,701,829	-	8,958,880
Other financial instruments (*1)		11,022,825	-	11,022,825
Bonds sold under repurchase agreements (*2)		17,312,576	-	17,312,576	15,450,999	-	1,861,577
Securities borrowed (*2)		1,449,634	-	1,449,634	1,449,634	-	-
Domestic exchange settlement pending (*3)		52,004,974	42,766,815	9,238,159	9,151,927	-	86,232
Payable from purchase of securities (*4)		7,466,010	3,734,544	3,731,466	3,006,534	-	724,932
	~~W~~	101,893,903	46,501,359	55,392,544	43,760,923	-	11,631,621

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(h) Offsetting financial assets and financial liabilities (continued)

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2023 and 2022 are as follows (continued):

(*1) The Group has certain derivative transactions subject to the ISDA (International Derivatives Swaps and Dealers Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, all derivative agreements are terminated and set off. At the time of termination, the parties to the transaction will offset the amount of payment or payment to each other, and one party will pay the other party a single amount will be paid to the other party.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.

(*3) The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis under normal business terms. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.

(*4) It is an account that deals with bonds and liabilities based on the settlement of listed stocks traded in the market. The Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. Therefore, the net amount is presented in the consolidated statement of financial position. The offset amount of related bonds and liabilities based on the settlement of over-the-counter derivatives in-house payment by Central Clearing System is included.

(*5) As of December 31, 2023, the total amount of financial liabilities includes ~~W~~ 7,541,895 million of ELS (equity-linked securities) products and of DLS (derivative linked securities) products. In the course of this transaction, the Group has provided collateral for some transactions. The financial instruments provided as collateral of ~~W~~ 365,074 million are included in the related instruments not offset in the statement of financial position.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(h) Offsetting financial assets and financial liabilities (continued)

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2023 and 2022 are as follows: (continued)

		December 31, 2022
		Gross amounts of recognized financial assets/ liabilities	Gross amounts of recognized financial assets/ liabilities set off in the statement of financial position	Net amounts of financial assets/ liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives (*1)	~~W~~	6,523,848	-	6,523,848	10,922,201	473,252	2,534,050
Other financial instruments (*1)		7,405,655	-	7,405,655
Securities repurchased under repurchase agreements and bonds purchased under repurchase agreements (*2)		13,045,505	-	13,045,505	12,893,643	-	151,862
Securities loaned (*2)		4,584,247	-	4,584,247	4,584,247	-	-
Domestic exchange settlement debit (*3)		45,282,683	39,247,867	6,034,816	-	-	6,034,816
Receivables from disposal of securities (*4)		4,933,264	2,405,878	2,527,386	1,767,831	-	759,555
	~~W~~	81,775,202	41,653,745	40,121,457	30,167,922	473,252	9,480,283
Liabilities:
Derivatives (*1),(*5)	~~W~~	15,801,774	-	15,801,774	11,227,001	1,000	10,772,103
Other financial instruments (*1)		6,198,330	-	6,198,330
Bonds sold under repurchase agreements (*2)		9,544,536	-	9,544,536	8,931,247	-	613,289
Securities borrowed (*2)		724,104	-	724,104	724,104	-	-
Domestic exchange settlement pending (*3)		41,556,442	39,247,867	2,308,575	2,231,508	-	77,067
Payable from purchase of securities (*4)		4,854,358	2,405,878	2,448,480	1,768,821	-	679,659
	~~W~~	78,679,544	41,653,745	37,025,799	24,882,681	1,000	12,142,118

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(h) Offsetting financial assets and financial liabilities (continued)

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2023 and 2022 are as follows (continued):

(*1) The Group has certain derivative transactions subject to the ISDA (International Derivatives Swaps and Dealers Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, all derivative agreements are terminated and set off. At the time of termination, the parties to the transaction will offset the amount of payment or payment to each other, and one party will pay the other party a single amount will be paid to the other party.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.

(*3) The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis under normal business terms. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.

(*4) It is an account that deals with bonds and liabilities based on the settlement of listed stocks traded in the market. The Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. Therefore, the net amount is presented in the consolidated statement of financial position. The offset amount of related bonds and liabilities based on the settlement of over-the-counter derivatives in-house payment by Central Clearing System is included.

(*5) As of December 31, 2022, the total amount of financial liabilities includes ~~W~~ 8,320,041 million of ELS (equity-linked securities) products and of DLS (derivative linked securities) products. In the course of this transaction, the Group has provided collateral for some transactions. The financial instruments provided as collateral of ~~W~~ 432,228 million are included in the related instruments not offset in the statement of financial position. The total amount of financial liabilities recognized as of December 31, 2022 is ~~W~~ 1,934,547 million for transactions with the other party with collective offset contracts or similar arrangements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

5. Financial risk management (continued)

(i) Capital risk management
The criteria for capital adequacy to be complied with by the Group are 8.0%. In addition, the minimum regulatory BIS capital ratio, which should be maintained additionally to increase the ability to absorb losses, has been raised to up to 14% as the capital regulation based on the Basel III standard is enforced from 2016. This is based on the addition of capital conservation capital (2.5%p) and domestic system-critical banks (D-SIB) capital (1.0%p) and economic response capital (2.5%p) to the existing lowest common equity capital ratio, and economic response capital can be charged up to 2.5%p during credit expansion period. As of December 31, 2023, the minimum regulatory BIS capital ratio to be observed is 11.5%, which is the standard for applying capital conservation capital (2.5%p), D-SIB capital (1.0%p), and economic response capital (0%p).

Basel III capital ratio is the concept of 'International Agreement on the Measurement and Standards of Equity Capital' of the Basel Bank Supervisory Commission of BIS (International Settlement Bank). It is calculated as '(common stock capital (after deduction of deductions) + other basic capital + supplementary capital) ÷ risk weighted assets'.

The capital of common stock can be the first to make up for the loss of the financial holding company. The capital of common stock consists of capital stock, capital reserve, retained earnings and other, which will not be redeemed until the liquidation and will be redeemed at the last during the liquidation. Other basic capital consists of capital securities that meet certain requirements as capital of permanent nature. Complementary capital is capital that can compensate for losses of financial holding companies during liquidation, and consists of capital securities, etc. that meet certain requirements. The deduction items are those held by the Group as assets or capital items, but do not contribute to the ability to absorb losses. Unless otherwise noted, it will be deducted from common stock capital.

The capital ratio of the Group based on Basel III is as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Capital :
Tier I common equity capital	~~W~~	41,388,070	37,287,768
Additional tier 1 capital		5,118,817	5,979,604
Tier I capital		46,506,887	43,267,372
Tier II capital		3,685,637	3,714,400
Total capital (A)	~~W~~	50,192,524	46,981,772

Total risk-weighted assets (B)	~~W~~	314,180,698	291,542,598

Capital adequacy ratio (A/B)		15.98%	16.11%
Tier I capital adequacy ratio		14.80%	14.84%
Common stock ratio		13.17%	12.79%

(*) As of December 31, 2023, the Group maintains an appropriate capital adequacy ratio in accordance with the BIS capital regulation system. As of December 31, 2023, the capital adequacy ratio is the provisional value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

6. Insurance Risk

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd.

i) Overview of the insurance risk

i-1) Insurance risk

Insurance risk is the likelihood that insured events occur and the uncertainty of the total amount and timing of claims for the insured events occurred. The main risk covered by insurance contracts is the risk that the actual claim or benefit payment will exceed the accumulated insurance liability. This risk can occur for the following reasons:

① Frequency risk: a possibility that the number of occurrences of the insured event is different from the expected number

② Severity risk: a possibility that the cost of an incident may be different from the expected cost level

By experience, when there is more similar insurance or they are more diversified, the less likely it is that abnormal effects from some contracts will occur. Shinhan Life Insurance Co., Ltd. takes this into account when underwriting contracts and strives to form a sufficiently large and diversified group of contracts.

Insurance risk includes a lack of risk diversification and relates to geographical location and the nature of the policyholder as well as to the diversification of risk forms or sizes.

If the insurance contract covers death, a catastrophe affects the frequency the most and can affect the frequency of death earlier than expected due to a wide range of causes such as eating habits, smoking, and exercise habits, etc. And if the coverage is survival, medical technology and social conditions can increase the survival rate. The frequency may also be affected by excessive concentration in residential areas of policy holders.

Insurance accidents in life insurance include not only the death of the insured but also survival, disability and hospitalization.

Shinhan Life Insurance Co., Ltd. basically classifies the Shinhan Life Insurance Co., Ltd 's insurance products into individual insurance and group insurance according to the policyholder. Group insurance means a contract under which the insured belongs to a group of a certain size or larger and in which the policyholder is the representative of the Group or organization. The group insurance can be divided into savings and protections. Protection insurance means insurance in which the sum of benefits paid for survival at the base age does not exceed the premium already paid; savings insurance is defined as insurance, except for protection insurance, in which the sum of benefits paid for survival exceeds the premium already paid. Individual insurance can be classified into death insurance in which the insured's death is insured, survival insurance in which the life is insured for a certain period of time, and endowment insurance in which life insurance and survival insurance are mixed.

Life insurance products can also be divided into guaranteed fixed rates, floating rates, interest accreted rate linked , and variable types by the applying term structures of interest types.

In the guaranteed fixed interest type, since the expected rate does not change from the time the policyholder enters into the contract to the end of the insurance period, Shinhan Life Insurance Co., Ltd assumes the interest rate risk if the asset management return rate or market interest rate is lower than the expected rate. Floating interest rate type divides the net insurance premium into the guaranteed portion and the reserve portion; the guaranteed portion is applied with the predetermined expected rate, and the reserve portion changes based on the reserve rate for policy reserve according to asset management return rate, which makes partial hedge to interest rate risk, but the Group assumes some interest rate risk from the changes of asset management return rate, etc. since the minimum reserve rate for policy reserve is predetermined.

Shinhan Life Insurance Co., Ltd uses acquisition strategies and reinsurance strategies to manage insurance risk of uncertainties of the total amount and timing of insurance claims paid due to insured events.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

i) Overview of the insurance risk (continued)

i-1) Insurance risk and reinsurance (continued)

1
Acceptance strategy

Acceptance strategy means diversifying the type of risk or the level of claims from that are accepted insurance policies. For example, Shinhan Life Insurance Co., Ltd can balance mortality and survival risks. In addition, the selection of policyholders through regular health check-ups is one of the major acceptance strategies.

2
Reinsurance strategy

The risk of reinsurance contracts held to Shinhan Life Insurance Co., Ltd is based on the accepted insurance contracts, which can be the total amount of risk or risk per contract on a per capita basis or per contract basis. In principle, the reinsurance method provides the risk premium excess reinsurance, but other methods may be used within the scope of the relevant laws as required. The degree of reinsurance held by Shinhan Life Insurance Co., Ltd shall be determined by considering the Shinhan Life Insurance Co., Ltd 's assets, contract conditions, risk level, and technology for selecting the contract.

Insurance risk can also be affected by the policyholder's right to terminate the contract or exercise annuity conversion rights to reduce or not pay the full premium. As a result, insurance risks may be affected by the policyholder's actions and decisions. Shinhan Life Insurance Co., Ltd 's insurance risk can be estimated on the assumption that the policyholder is reasonable. For example, a person who is worse than a person in good health would have less intention of terminating insurance that covers death. These factors are also reflected in the assumptions about Shinhan Life Insurance Co., Ltd 's insurance liabilities.

.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

ii) Insurance risk management policy

ii -1) Measurement of Insurance Risk

Unlike other financial instruments, life insurance companies' insurance policies have the characteristics of long-term contracts, which can be exposed to insurance risk that may arise due to an increase in actual claim payments than the risk rate determined at the time of development of the product and interest rate risk that may arise due to differences in interest rates and maturities between insurance liabilities and asset management.

The purpose of the Shinhan Life Insurance Co., Ltd’s risk management is to generate long-term stable growth and profits by proactively preventing and systematically managing the various risks that may arise in the course of management activities, reflecting these uncertain financial environments and the characteristics of life insurance products with long-term attributes.

Shinhan Life Insurance Co., Ltd divides insurance risks arising from life insurance contracts into six sub-risks: death risk, longevity risk, disability/disease risk, cancellation risk, operating expense risk, and catastrophe risk. The risk amount for each sub-risk is measured on assets and liabilities that may directly or indirectly cause loss to Shinhan Life Insurance Co., Ltd in the event of changes in actuarial assumptions, and is calculated based on the net asset value through the shock scenario method or risk coefficient method for each sub-risk.

The shock scenario method, one of the insurance risk measurement methods, is a method of calculating the amount of change in net asset value when applying a scenario in which the basic assumptions used for market valuation of assets or liabilities change. On the other hand, the risk coefficient method is a method that calculates the amount by multiplying a specific exposure by a specified risk coefficient, and is suitable for risk amounts that have short maturity or do not have large changes in net asset value during market valuation. In addition, Shinhan Life Insurance Co., Ltd calculates the life insurance risk amount considering the diversification effect by adding the risk amount calculated for each sub-risk, reflecting the correlation coefficient between the sub-risks.

ii -2) Insurance risk management organization and management method

Shinhan Life Insurance Co., Ltd measures the statutory minimum level of capital based on the life insurance risk amount and manages it within the allowable range. For this purpose, Shinhan Life Insurance Co., Ltd establishes basic principles of risk management and establishes and implements regulations and management systems to implement them. In addition, the Group supports decision-making related to various risks through the Risk Management Committee and risk management organization, and prepare risk management procedures to identify and manage risks in a timely manner.

In general, risk management procedures are to recognize exposed risks, measure their size, set acceptable limits, monitor them regularly to report to management, and efficiently control and manage risks in case they exceed their limits.

Management methods by risk type are as follows:

① Insurance risk management

Shinhan Life Insurance Co., Ltd develops insurance products with proper profitability by setting the profitability guidelines from the time of product development, establishes and operates the acceptance policy to prevent reverse selection, running the claim-screening policy to make claim payments.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

ii) Insurance risk management policy (continued)

② Interest rate risk management

Shinhan Life Insurance Co., Ltd is establishes a guideline and consider the market interest rate and asset management return rate to determine the published interest rate and expected interest rate within the guidelines. Shinhan Life Insurance Co., Ltd also establishes the asset management strategy considering the interest rate level and maturity of liabilities; establishes a long-term target portfolio by comprehensively considering the risk level and rate of return of operating assets after analyzing the properties of long-term insurance liabilities, and sets a viable portfolio as a guideline every year to allocate and manage assets.

3
Liquidity risk management

Shinhan Life Insurance Co., Ltd reviews and manages the amount of claims paid insurance and liquid assets periodically.

iii) Korean Insurance Capital Standard(K-ICS)

K-ICS is an equity capital system that precisely evaluates risk and financial soundness by evaluating the assets and liabilities of insurance companies to market so that they can be applied under the financial statements prepared in accordance with K-IFRS 1117 on insurance contracts. To maintain consistency in mark-to-market valuation and ensure consistency with international capital regulations, the supervisory authorities introduced K-ICS based on mark-to-market valuation, which improves the quality of insurance companies' capital by calculating available and required capital in line with economic substance. This is a system designed to encourage improvement and strengthen risk management.

With the introduction of K-ICS, the supervisory authorities have established standards for preparing a financial position statement based on soundness supervision standards to separately calculate assets and liabilities that meet the purpose of supervision and at the same time substantially reflect the risks of insurance companies. In the K-ICS, the available capital, or solvency amount, is measured based on the basic capital and supplementary capital classified by the loss absorption capacity of the net asset amount in the statement of financial position based on soundness supervision standards evaluated at market price, and there are some restrictions on loss compensation. Supplementary capital, defined as having, can be reflected in the solvency amount up to 50% of the required capital. In addition, the required capital under the K-ICS, that is, the solvency standard amount, refers to the amount of potential losses that may occur in the insurance company over the next year. Specifically, the K-ICS divides the risks exposed due to insurance contract underwriting and asset management into five risks: life and long-term non-life insurance risk, general non-life insurance risk, market risk, credit risk, and operational risk. Under the 99.5% confidence level, the solvency standard amount is required to be measured by calculating the maximum loss that can occur over the next year using the shock scenario method.

Under the K-ICS, the risk-based capital ratio is calculated by dividing the solvency amount by the solvency standard amount. If the insurance company's solvency ratio is less than 100%, it indicates that the solvency standard amount measured by the potential loss amount cannot be covered with capital, which means that the insurance company's capital soundness has become poor, and the supervisory authority must comply with the Insurance Business Supervision Regulations. Accordingly, insurance companies with a solvency ratio of less than 100% are required to take timely corrective actions such as management improvement recommendations, management improvement requests, or management improvement orders. As such, the new solvency system is a system in which the supervisory authorities seek to protect policyholders by supervising the capital adequacy and risk management capabilities of insurance companies.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

iv) Financial risks related to insurance contracts

Investment contracts that include insurance contracts and discretionary participation feature may be exposed to financial risks although it is an insurance liability, and the form of exposure is as follows:

① Credit risk

Credit risk refers to the risk of loss resulting from the borrower's failure to repay a loan or meet contractual obligations. Shinhan Life Insurance Co., Ltd.'s reinsurance assets are exposed to credit risk as assets that may incur losses if the reinsurer defaults at the time of receipt of the claims and receivables.

② Interest rate risk

Interest rate risk means the risk that arises when Shinhan Life Insurance Co., Ltd.'s financial position fluctuates unfavorably due to the effect of interest rates on assets and liabilities. Shinhan Life Insurance Co., Ltd. manages matched assets and liabilities for each portfolio to minimize the impact of mismatches between assets and liabilities caused by interest rate fluctuations, thus reducing the risk.

③ Liquidity risk

Liquidity risk refers to the risk that assets and liabilities are subject to inconsistency or failure to respond to unexpected cash outflows. Therefore, future cash outflows from investment contracts, including insurance liabilities which account for most of Shinhan Life Insurance Co., Ltd.'s liabilities and discretionary participation features, are factors used to determine the level of risk associated with Shinhan Life Insurance Co., Ltd. 's liquidity.

The purpose of Shinhan Life Insurance Co., Ltd. 's management of liquidity risk is to maintain sufficient liquidity to prepare for repayments arising from insurance contracts under normal circumstances or when market shocks occur. Shinhan Life Insurance Co., Ltd.'s main liquidity risk management methods are as follows:

- Regularly inspect and manage the amount of insurance payments and liquid assets

- Maintain and manage a portfolio comprised of assets that can be relatively easily liquidated in preparation for unexpected disruptions in financing.

- Monitoring liquidity ratios by running liquidity stress tests

- Establishment of asset liability management strategy considering insurance contract liability cash flow

④ Market risk

Market risk refers to the risk of loss arising when Shinhan Life Insurance Co., Ltd.'s financial position fluctuates unfavourably due to adverse price fluctuations such as stock prices and exchange rates. Shinhan Life Insurance Co., Ltd. carries out insurance contract transactions denominated in foreign currencies and is therefore exposed to exchange rate fluctuations. Exposure to exchange rate fluctuations is managed through foreign exchange forward contracts and interest rate swaps between different currencies.

v) Concentration of Insurance Risk

The concentration of insurance risks by region as of December 31, 2023 and December 31, 2022 are as follow:

		December 31, 2023
		Insurance Contract	Reinsurance Contract	Total
Domestic	~~W~~	38,360,261	161,301	38,521,562
International		5,001	-	5,001
	~~W~~	38,365,262	161,301	38,526,563

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

v) Concentration of Insurance Risk (continued)

① The concentration of insurance risks by region as of December 31, 2023 and December 31, 2022 are as follow:

		December 31, 2022
		Insurance Contract	Reinsurance Contract	Total
Domestic	~~W~~	36,002,250	181,799	36,184,049
International		1,528	-	1,528
	~~W~~	36,003,778	181,799	36,185,577

② Market risk arising from insurance contracts

The amount of foreign currency insurance liabilities as of December 31, 2023 and December 31, 2022 are as follow:

	December 31, 2023		December 31, 2022
	Foreign currency amount	KRW converted amount	Foreign currency amount	KRW converted amount
Foreign currency insurance contract liabilities:
USD (thousand)	192,052	247,632	211,551	268,099
EUR (thousand)	124	177	105	141
VND (million)	94,010	5,001	28,455	1,528
		252,810		269,768

vi) Sensitivity to Insurance Risk

The impact of changes in major assumptions on insurance contract liabilities (assets) as of December 31, 2023 and December 31, 2022 are as follow:

	December 31, 2023
	Scenario (example)	Present value of expected cash flows
		Before reflecting reinsurance effect	After reflecting reinsurance effect
Standard amount	~~W~~	35,404,236	35,676,176
Sensitivity Results (Shock BEL - Base BEL)	Mortality rate increased by 3.27%	138,527	135,137
	Mortality rate decreased by 4.58%	29,693	27,888
	Risk of intestinal diseases (flat compensation) increased by 3.4%	599,816	563,325
	Cancellation rate increased by 9.16%	767,996	742,853
	Operating expense rate increased by 2.62% and Inflation rate increased by 0.26%p	162,860	162,860

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

vi) Sensitivity to Insurance Risk (continued)

	December 31, 2022
	Scenario (example)	Present value of expected cash flows
		Before reflecting reinsurance effect	After reflecting reinsurance effect
Standard amount	~~W~~	33,055,694	33,341,709
Sensitivity Results (Shock BEL - Base BEL)	Mortality rate increased by 3.27%	126,983	123,821
	Mortality rate decreased by 4.58%	25,181	25,016
	Risk of intestinal diseases (flat compensation) increased by 3.4%	581,288	552,636
	Cancellation rate increased by 9.16%	801,927	778,017
	Operating expense rate increased by 2.62% and Inflation rate increased by 0.26%p	155,945	155,945

vii) Credit risk arising from insurance contracts

The amount of the reinsurance contracts held, which is an asset according to risk level, as of December 31, 2023 and December 31, 2022 are as follow:

		December 31, 2023		December 31, 2022
		Reinsurance residual coverage assets	Reinsurance incident assets	Reinsurance residual coverage assets	Reinsurance incident assets
AA+ ~ AA-	~~W~~	38,207	5,204	20,909	5,461

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

viii) Interest rate risk arising from insurance contracts

The impact of exposure to interest rate risk and interest rate changes on profit and loss and capital as of December 31, 2023 and December 31, 2022 are as follow:

① Interest rate risk exposure

		December 31, 2023	December 31, 2022
Exposure to financial products measured at fair value (*1)	~~W~~	46,683,984	44,054,707
Insurance contract exposure (*2)		36,763,725	34,441,623
Net exposure (financial products - insurance contracts)	~~W~~	9,920,259	9,613,084

(*1) It is the total amount of financial assets measured at fair value through profit or loss, financial assets measured at fair value through other comprehensive income, and derivative assets (liabilities).

(*2) It is the total amount excluding the contractual service margin from the remaining coverage elements of insurance contract liabilities and reinsurance contract assets (liabilities).

② Interest rate risk sensitivity

		December 31, 2023		December 31, 2022
		Profit and loss effect	Capital effect	Profit and loss effect	Capital effect
100 bp Increase
Insurance contract (*1)	~~W~~	-	3,412,769	-	2,744,382
Reinsurance contract (*1)		-	15,543	-	19,258
Financial assets (*2)		(37,574)	(4,258,875)	(42,894)	(3,662,687)

100 bp Decrease
Insurance contract (*1)		-	(4,382,646)	-	(3,533,390)
Reinsurance contract (*1)		-	(17,723)	-	(22,266)
Financial assets (*2)		37,574	4,258,875	42,894	3,662,687

(*1) This is the impact on capital (before tax) due to changes in expected cash flows of insurance and reinsurance contracts, excluding variable annuities/savings.

(*2) Calculated for assets related to insurance contracts excluding variable annuities/savings. The profit and loss effect is the change in financial assets recognized at fair value through profit or loss, and the capital effect is the change in financial assets measured at fair value through other comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

ix) Liquidity risk arising from insurance contracts

The maturity amount of undiscounted remaining contractual cash flows as of December 31, 2023 and December 31, 2022 are as follow. This amount does not include matters relating to remaining coverage liabilities (insurance contracts and reinsurance contracts) measured under the premium allocation approach.

		December 31, 2023
		Less than or equal to 1 year	1 ~ 2 years	2 ~ 3 years	3 ~ 4 years	4 ~ 5 years	More than 5 years	Total
Insurance contract
General insurance:
Cash Inflow	~~W~~	5,120,022	4,408,374	3,892,580	3,500,316	3,073,794	51,775,416	71,770,502
Cash Outflow		(5,509,719)	(4,969,773)	(4,263,071)	(4,356,801)	(4,235,246)	(132,831,760)	(156,166,370)
		(389,697)	(561,399)	(370,491)	(856,485)	(1,161,452)	(81,056,344)	(84,395,868)

Variable insurance:
Cash Inflow		582,036	485,566	412,870	350,176	297,209	3,160,998	5,288,855
Cash Outflow		(943,282)	(836,548)	(764,049)	(711,324)	(641,963)	(10,096,136)	(13,993,302)
		(361,246)	(350,982)	(351,179)	(361,148)	(344,754)	(6,935,138)	(8,704,447)
		(750,943)	(912,381)	(721,670)	(1,217,633)	(1,506,206)	(87,991,482)	(93,100,315)

Reinsurance contract
Cash Inflow		203,944	204,852	204,904	204,760	205,383	7,421,755	8,445,598
Cash Outflow		(225,690)	(225,630)	(224,694)	(222,873)	(221,054)	(7,686,228)	(8,806,169)
		(21,746)	(20,778)	(19,790)	(18,113)	(15,671)	(264,473)	(360,571)
Total (including variable insurance)	~~W~~	(772,689)	(933,159)	(741,460)	(1,235,746)	(1,521,877)	(88,255,955)	(93,460,886)
Total (excluding variable insurance)		(411,443)	(582,177)	(390,281)	(874,598)	(1,177,123)	(81,320,817)	(84,756,439)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

6. Insurance Risk (continued)

(a) Overview of the insurance risk – Shinhan Life Insurance Co., Ltd. (continued)

ix) Liquidity risk arising from insurance contracts (continued)

		December 31, 2022
		Less than or equal to 1 year	1 ~ 2 years	2 ~ 3 years	3 ~ 4 years	4 ~ 5 years	More than 5 years	Total
Insurance contract
General insurance:
Cash Inflow	~~W~~	5,141,410	4,407,978	3,801,169	3,366,573	3,020,929	43,604,298	63,342,357
Cash Outflow		(5,813,798)	(4,776,599)	(4,596,433)	(4,019,170)	(4,022,887)	(128,609,565)	(151,838,452)
		(672,388)	(368,621)	(795,264)	(652,597)	(1,001,958)	(85,005,267)	(88,496,095)

Variable insurance:
Cash Inflow		695,405	568,606	474,576	404,462	342,486	2,714,283	5,199,818
Cash Outflow		(955,446)	(865,504)	(787,418)	(739,126)	(679,610)	(10,192,545)	(14,219,649)
		(260,041)	(296,898)	(312,842)	(334,664)	(337,124)	(7,478,262)	(9,019,831)
		(932,429)	(665,519)	(1,108,106)	(987,261)	(1,339,082)	(92,483,529)	(97,515,926)

Reinsurance contract
Cash Inflow		209,601	210,135	211,431	212,533	213,221	7,427,708	8,484,629
Cash Outflow		(230,689)	(230,889)	(231,351)	(232,019)	(231,403)	(7,769,737)	(8,926,088)
		(21,088)	(20,754)	(19,920)	(19,486)	(18,182)	(342,029)	(441,459)
Total (including variable insurance)	~~W~~	(953,517)	(686,273)	(1,128,026)	(1,006,747)	(1,357,264)	(92,825,558)	(97,957,385)
Total (excluding variable insurance)		(693,476)	(389,375)	(815,184)	(672,083)	(1,020,140)	(85,347,296)	(88,937,554)

As of December 31, 2023 and 2022, the amount to be paid upon request by the contractor of insurance contracts issued by Shinhan Life Insurance Co., Ltd. is ~~W~~ 52,560,005 million and ~~W~~ 52,379,537 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

6. Insurance Risk (continued)

(b) Overview of the insurance risk – Shinhan EZ General Insurance Co., Ltd.

i) Overview of insurance risks

Insurance risk is defined as the risk that arises in connection with the underwriting of insurance contracts and payment of claims, which are the unique tasks of an insurance company, and is managed by dividing it into long-term non-life insurance risk and general non-life insurance risk. Long-term non-life insurance risk refers to the risk of loss due to risk factors that may arise in a long-term non-life insurance contract and is divided and measured into death risk, longevity risk, disability/disease risk, property/other risk, operating expense risk, project cost risk, and catastrophe risk. General non-life insurance risk refers to the risk of loss due to risk factors that may arise in general non-life insurance contracts, and is measured by dividing it into insurance price risk, reserve risk, and catastrophe risk.

① Long-term non-life insurance risk

Mortality risk and longevity risk refer to the risk of unexpected losses related to the death of the policyholder, and are measured by the risk of a decrease in net asset value due to changes in the mortality level. Disability/disease risk is the risk of unexpected losses related to the policyholder's disability or disease, and is measured as the risk of a decrease in net asset value due to changes in the risk level of disability/disease coverage. Property and other risks are the risk of unexpected losses related to property, costs, compensation, and other collateral, and are measured as the risk of a decrease in net asset value due to changes in the risk level of property, costs, compensation, and other collateral. Cancellation risk refers to the risk of unexpected losses due to the policyholder's exercise of options, such as contract termination or early withdrawal, and is measured by the risk of a decrease in net asset value due to changes in the policyholder's option exercise rate or group termination of policyholders. Operating expense risk includes the risk arising from changes in spending due to inflation and the level of future costs related to insurance contract costs. Costs related to insurance contracts include all cost items except allowances. Catastrophe risk refers to the risk of potential loss due to extreme or exceptional risks (e.g. epidemic disease, major accident, etc.) that are not considered in the risk of death.

② General non-life insurance risk

Insurance price risk refers to the risk resulting from uncertainty related to the timing, frequency, and severity of future insured events. Reserve risk refers to the risk that the reserve liability accumulated to pay insurance claims for insurance events that have occurred in the relevant contract will not cover the insurance claims to be paid in the future. Catastrophe risk refers to the risk of potential loss due to extreme or exceptional risks (natural disasters, major accidents, major guarantees, etc.) that are not considered in insurance prices and reserve risks.

ii) Measurement and management of insurance risk

① Measurement of insurance risk

Shinhan EZ General Insurance Co., Ltd. measures general and long-term insurance risks through the solvency amount and the statutory solvency amount calculation criteria of Enforcement Rules of the Insurance Business Supervisory Regulations and operates related risk management policies.

② Insurance risk management organization and management method

Shinhan EZ General Insurance Co., Ltd. determines an insurance risk permissible limit every year, monitors compliance with the limit, and executes in accordance with predetermined countermeasures when the insurance risk exceeds the limit. In addition, underwriting guidelines, retention, and reinsurance strategies are established and operated so that risks can be retained at an appropriate level for each type of insurance.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

6. Insurance Risk (continued)

(b) Overview of the insurance risk – Shinhan EZ General Insurance Co., Ltd. (continued)

ii) Measurement and management of insurance risk (continued)

③ Insurance payment progress

When estimating occurrences of accidents, Shinhan EZ General Insurance Co., Ltd. considers that the probability of occurrence and scale of occurrence of future experience may be more unfavorable than the assumptions reflected in risk adjustment. In general, uncertainty related to insurance claims and costs due to an insured event is greatest when the accident is in its early stages, and as the year of the accident progresses, the uncertainty of the final claims and costs decreases.

④ Sensitivity to insurance risk

Shinhan EZ General Insurance Co., Ltd. manages insurance risks through sensitivity analysis based on cancellation rates, loss ratios, and operating expense rates that are judged to have a significant impact on the amount, timing, and uncertainty of the insurer's future cash flows.

⑤ Liquidity risk arising from insurance contracts

Liquidity risk arising from insurance contracts may result in the inability to respond to payment demands due to inconsistencies in the operation of funds and the procurement period and amount, or incur losses due to the procurement of high-interest funds or unfavorable sales of held assets to resolve fund shortages. It means there is a risk. Shinhan EZ General Insurance Co., Ltd. monitors liquidity ratios to manage liquidity risk.

⑥ Credit risk arising from insurance contracts

Credit risk arising from an insurance contract refers to the possibility of economic loss that may occur if the reinsurer, the counterparty to the transaction, is unable to fulfil its obligations specified in the contract due to default or deterioration of credit rating. Shinhan EZ General Insurance Co., Ltd. transacts as a reinsurer with high-quality insurance companies that have been given a rating of BBB- or higher by S&P or an equivalent rating through strict internal review.

⑦ Interest rate risk arising from insurance contracts

Interest rate risk exposed to Shinhan EZ General Insurance Co., Ltd. 's insurance contracts is the risk of unexpected losses arising from changes in net interest income or net asset value depending on changes in interest rates. The consolidated entity manages this to minimize unexpected losses arising from interest rate changes.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

7. Investment in subsidiaries

(a) The summarized financial information of the controlling company and the Group’s major subsidiaries as of December 31, 2023 and 2022 is as follows:

		December 31, 2023			December 31, 2022
Investees (*1)(*2)		Asset balance	Liability balance	Equity balance	Asset balance	Liability balance	Equity balance
Shinhan Financial Group (separate)	~~W~~	37,289,554	11,190,413	26,099,141	37,456,314	10,779,765	26,676,549
Shinhan Bank		508,497,276	474,966,063	33,531,213	491,981,392	460,814,132	31,167,260
Shinhan Card Co., Ltd.		43,420,162	35,365,175	8,054,987	43,050,321	35,591,567	7,458,754
Shinhan Securities Co., Ltd.		52,497,500	47,131,211	5,366,289	43,821,578	38,479,027	5,342,551
Shinhan Life Insurance Co., Ltd.		58,641,345	50,218,211	8,423,134	56,501,131	48,380,592	8,120,539
Shinhan Capital Co., Ltd.		13,018,880	10,791,281	2,227,599	13,035,892	11,048,996	1,986,896
Jeju Bank		7,162,714	6,626,863	535,851	7,320,304	6,798,450	521,854
Shinhan Asset Management Co., Ltd.		409,246	134,030	275,216	319,511	88,519	230,992
SHC Management Co., Ltd.		10,051	-	10,051	9,746	-	9,746
Shinhan DS		137,141	85,417	51,724	107,366	59,833	47,533
Shinhan Savings Bank		3,046,110	2,696,597	349,513	3,043,506	2,723,713	319,793
Shinhan Asset Trust Co., Ltd.		463,445	85,555	377,890	435,815	110,981	324,834
Shinhan Fund Partners Co., Ltd (*3)		110,849	20,136	90,713	94,725	10,147	84,578
Shinhan REITs Management Co., Ltd.		72,018	9,522	62,496	58,610	5,559	53,051
Shinhan AI Co., Ltd.		35,674	940	34,734	41,431	2,264	39,167
Shinhan Venture Investment Co., Ltd.		171,783	90,515	81,268	140,310	63,309	77,001
Shinhan EZ General Insurance Co., Ltd.		261,204	131,875	129,329	220,808	84,190	136,618

(*1) The consolidated financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3) Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners Co., Ltd. on April 3, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

7. Investment in subsidiaries (continued)

(b) The summarized income information of the controlling company and the Group’s major subsidiaries for the years ended December 31, 2023 and 2022 is as follows:

		December 31, 2023			December 31, 2022
Investees (*1),(*2)		Operating Revenue	Net Income (*3)	Comprehensive Income (*3)	Operating Revenue	Net Income (*3)	Comprehensive Income (*3)
Shinhan Financial Group (separate)	~~W~~	2,160,092	1,671,011	1,669,579	1,806,604	1,249,251	1,251,294
Shinhan Bank		37,459,678	3,067,991	3,707,829	35,514,460	3,045,732	2,394,238
Shinhan Card Co., Ltd.		5,378,610	621,908	583,014	4,761,181	644,555	671,113
Shinhan Securities Co., Ltd.		9,947,400	100,840	128,378	10,548,842	412,339	427,451
Shinhan Life Insurance Co., Ltd.		6,451,715	472,395	475,656	6,377,305	449,392	(143,049)
Shinhan Capital Co., Ltd.		1,204,941	304,024	298,609	922,592	303,276	307,988
Jeju Bank		371,210	5,101	20,189	275,582	22,820	11,657
Shinhan Credit Information Co., Ltd. (*4)		-	-	-	20,705	1,029	1,450
Shinhan Asset Management Co., Ltd.		171,145	51,272	51,225	174,242	37,064	36,892
SHC Management Co., Ltd.		-	305	305	-	110	110
Shinhan DS		322,895	7,954	4,191	279,453	6,835	7,739
Shinhan Savings Bank		273,630	29,943	29,724	241,013	38,384	37,884
Shinhan Asset Trust Co., Ltd.		148,980	53,430	53,055	152,563	73,654	74,236
Shinhan Fund Partners Co., Ltd. (*5)		62,674	12,193	12,193	55,270	9,500	9,500
Shinhan REITs Management Co., Ltd.		21,512	9,485	9,446	11,433	540	609
Shinhan AI Co., Ltd.		8,727	(4,596)	(4,432)	10,668	(2,217)	(2,301)
Shinhan Venture Investment Co., Ltd.		28,209	4,441	4,266	19,839	1,526	1,418
Shinhan EZ General Insurance Co., Ltd. (*6)		43,747	(7,778)	(7,289)	10,228	(5,438)	(5,062)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

7. Investment in subsidiaries (continued)

(b) The summarized income information of the controlling company and the Group’s major subsidiaries for the years ended December 31, 2023 and 2022 is as follows (continued):

(*1) The consolidated financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3) This amount includes non-controlling interests.

(*4) On July 28, 2022, the Company disposed 100% of shares to Shinhan Card Co., Ltd. The amount as of December 31, 2022 is revenue, net income (loss) and total comprehensive income before the disposal of Shinhan Card Co., Ltd.

(*5) Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners Co., Ltd. on April 3, 2023.

(*6) For the acquired company, the amount is from the consolidated statements of comprehensive income for the period after the acquisition point.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

7. Investment in subsidiaries (continued)

(c) Change in the scope of consolidation

Change in consolidated subsidiaries for the year ended December 31, 2022 are as follows:

	Company	Description
Included	Shinhan EZ General Insurance Co., Ltd.	Newly acquired subsidiary
Excluded	Shinhan Alternative Investment Management Inc.	Extinguished due to merger with Shinhan Asset Management Co., Ltd.

(*) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

8. Operating segments

(a) Segment information

The general descriptions by operating segments as of December 31, 2023 are as follows:

Segment	Description

Banking	Credit to customers, lending to and receiving deposits from customers, and its accompanying work
Credit card	Sales of credit cards, cash services, card loan services, installment financing, lease and its accompanying work
Securities	Securities trading, consignment trading, underwriting and its accompanying work
Insurance (*)	Life insurance business, Non-Life insurance business and its accompanying work
Credit	Facility rental, new technology business financing, others and its accompanying work
Others

Business segments that do not belong to the above segments, such as real estate trust, investment advisory services, venture business investmentventure business venture business and other remaining business

(*) Until the previous year, the Group had disclosed related information using the life insurance sales segment as a reporting segment. However, as the internal reporting method for the chief operating decision maker was changed to the insurance industry standard, from the current period, the life insurance and non-life insurance sales segment has been disclosed. The segments are integrated and redefined as the insurance segment and announced. Accordingly, the reporting segment information for the previous year was restated.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

8. Operating segments (continued)

(b) The following tables provide information of income and expense for each operating segment for the years ended December 31, 2023 and 2022:

		December 31, 2023
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net interest income	~~W~~	8,548,138	1,895,298	443,676	(198,785)	248,804	125,238	(244,447)	10,817,922
Net fees and commission income		748,044	968,665	500,441	(3,210)	17,463	391,122	24,681	2,647,206
Provision for allowance for credit loss		(914,848)	(883,956)	(152,146)	(16,116)	(177,912)	(99,203)	(322)	(2,244,503)
General and administrative expenses		(3,876,485)	(778,564)	(720,835)	(218,820)	(80,106)	(403,395)	182,868	(5,895,337)
Other income (expense), net		(495,331)	(267,959)	181,927	1,087,789	335,205	327,511	(393,580)	775,562
Operating income (expense)		4,009,518	933,484	253,063	650,858	343,454	341,273	(430,800)	6,100,850
Equity method income (loss)		8,556	(2,831)	93	(302)	66,918	664	51,990	125,088
Income tax expense		936,472	218,332	36,239	167,417	89,849	81,695	(43,044)	1,486,960
Profit for the year	~~W~~	2,969,829	725,171	100,840	464,617	304,024	243,928	(330,409)	4,478,000
Controlling interest	~~W~~	2,969,519	723,845	100,915	464,617	304,024	243,928	(438,813)	4,368,035
Non-controlling interests		310	1,326	(75)	-	-	-	108,404	109,965

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

8. Operating segments (continued)

(b) The following tables provide information of income and expense for each operating segment for the years ended December 31, 2023 and 2022 (continued):

		December 31, 2022
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net interest income	~~W~~	8,358,526	1,798,005	428,420	(124,453)	260,011	153,214	(276,870)	10,596,853
Net fees and commission income		801,109	702,392	484,632	(4,348)	30,587	398,854	316	2,413,542
Reversal of (provision for) allowance for credit loss		(621,690)	(560,264)	546	(16,459)	(19,803)	(72,857)	(1,286)	(1,291,813)
General and administrative expenses		(3,761,767)	(777,496)	(690,539)	(166,255)	(80,320)	(390,419)	222,636	(5,644,160)
Other income (expense), net		(715,837)	(283,011)	(102,084)	850,708	158,560	84,214	(161,408)	(168,858)
Operating income (loss)		4,060,341	879,626	120,975	539,193	349,035	173,006	(216,612)	5,905,564
Equity method income (loss)		22,301	7,115	70,270	4,221	54,937	(735)	(36,412)	121,697
Income tax expense		1,030,445	227,769	145,301	83,514	98,468	35,006	(9,391)	1,611,112
Profit for the year	~~W~~	2,974,716	738,391	412,339	439,850	303,275	142,872	(255,929)	4,755,514
Controlling interest	~~W~~	2,973,996	735,204	412,496	439,850	303,275	142,872	(342,050)	4,665,643
Non-controlling interests		720	3,187	(157)	-	-	-	86,121	89,871

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

8. Operating segments (continued)

(c) Interest gains and losses from segment external customers and cross-sector interest gains and losses for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	8,557,545	1,961,035	449,835	(208,812)	265,943	36,700	(244,324)	10,817,922
Internal transactions		(9,407)	(65,737)	(6,159)	10,027	(17,139)	88,538	(123)	-
	~~W~~	8,548,138	1,895,298	443,676	(198,785)	248,804	125,238	(244,447)	10,817,922

		December 31, 2022
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	8,366,892	1,857,351	442,554	(127,840)	269,230	71,561	(282,895)	10,596,853
Internal transactions		(8,366)	(59,346)	(14,134)	3,387	(9,219)	81,653	6,025	-
	~~W~~	8,358,526	1,798,005	428,420	(124,453)	260,011	153,214	(276,870)	10,596,853

(*) Consolidated adjustment to net interest income from external customers is from the securities and others which were measured in fair values as a part of business combination accounting.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

8. Operating segments (continued)

(d) The following tables provide information of net fees and commission income (expense) of each operating segment for the years ended December 31, 2023 and 2022.

		December 31, 2023
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	794,021	1,019,262	507,109	2,151	14,917	309,746	-	2,647,206
Internal transactions		(45,977)	(50,597)	(6,668)	(5,361)	2,546	81,376	24,681	-
	~~W~~	748,044	968,665	500,441	(3,210)	17,463	391,122	24,681	2,647,206

		December 31, 2022
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	844,894	734,900	494,829	8,648	26,737	303,534	-	2,413,542
Internal transactions		(43,785)	(32,508)	(10,197)	(12,996)	3,850	95,320	316	-
	~~W~~	801,109	702,392	484,632	(4,348)	30,587	398,854	316	2,413,542

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

8. Operating segments (continued)

(e) Financial information of geographical area

The following table provides information of income from external consumers by geographical area for the years ended December 31, 2023 and 2022.

		December 31, 2023	December 31, 2022
Domestic	~~W~~	5,088,487	5,064,891
Overseas		1,012,363	840,673
	~~W~~	6,100,850	5,905,564

The following table provides information of non-current assets by geographical area as of December 31, 2023 and 2022.

		December 31, 2023	December 31, 2022
Domestic	~~W~~	10,142,257	9,825,529
Overseas		305,799	356,512
	~~W~~	10,448,056	10,182,041

(*) Non-current assets comprise property and equipment, intangible assets and investment properties.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

9. Cash and due from banks at amortized cost

(a) Cash and due from banks at amortized cost as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Cash	~~W~~	2,173,550	2,304,480
		2,173,550	2,304,480
Deposits denominated in Korean won:
Reserve deposits		10,909,697	8,647,429
Time deposits		1,450,123	2,275,832
Certificate of deposit		14,446	-
Other		3,042,525	2,975,453
		15,416,791	13,898,714
Deposits denominated in foreign currency:
Deposits		12,117,199	8,516,315
Time deposits		3,000,279	3,153,208
Other		1,942,571	2,197,326
		17,060,049	13,866,849

Allowance for credit losses		(21,139)	(19,203)
	~~W~~	34,629,251	30,050,840

(b) Restricted due from banks in accordance with Related Regulation or Acts as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022	Related Regulations or Acts
Deposits denominated in Korean won:
Reserve deposits	~~W~~	10,909,697	8,647,429	Article 55 of the Bank of Korea Act
Other		1,633,297	2,216,899	Article 74 of the Capital Markets and Financial Investment Business Act, etc.
		12,542,994	10,864,328

Deposits denominated in foreign currency		7,148,169	2,975,849	Articles of the Bank of Korea Act, New York State Banking Act, derivatives related, etc.
	~~W~~	19,691,163	13,840,177

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

10. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Debt instruments:
Governments	~~W~~	6,392,302	5,961,610
Financial institutions		12,590,217	11,788,689
Corporations		10,949,245	7,826,772
Stocks with put option		651,045	359,795
Equity investment with put option		5,019,107	3,185,222
Beneficiary certificates		14,489,698	13,782,117
Commercial papers		8,631,502	4,939,927
CMA		3,473,984	3,850,613
Others (*)		3,274,992	3,464,559
		65,472,092	55,159,304

Equity instruments:
Stocks		3,732,637	3,739,343
Equity investment		8,093	38,515
Others		110,731	79,854
		3,851,461	3,857,712
	~~W~~	69,323,553	59,017,016
Other:
Loans at FVTPL	~~W~~	1,758,562	2,389,180
Due from banks at fair value		30,743	26,116
Gold/silver deposits		103,706	75,969
	~~W~~	71,216,564	61,508,281

(*) As of December 31, 2023 and 2022, restricted reserve for claims of customers’ deposits (trusts) are ~~W~~ 1,841,473 million and ~~W~~ 1,705,724 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

11. Derivatives

(a) The notional amounts of derivatives outstanding as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	142,779,721	129,544,881
Currency swaps		45,159,344	40,539,223
Currency options		1,265,326	1,327,752
		189,204,391	171,411,856
Exchange traded:
Currency futures		2,189,413	1,325,660
		191,393,804	172,737,516
Interest rates related:
Over the counter:
Interest rate forwards and swaps		41,950,711	37,170,647
Interest rate options		516,577	226,924
		42,467,288	37,397,571
Exchange traded:
Interest rate futures		3,943,763	2,924,135
Interest rate swaps (*)		94,186,140	94,803,271
		98,129,903	97,727,406
		140,597,191	135,124,977
Credit related:
Over the counter:
Credit swaps		4,178,441	5,155,334

Equity related:
Over the counter:
Equity swaps and forwards		4,100,836	4,008,263
Equity options		3,552,337	878,122
		7,653,173	4,886,385
Exchange traded:
Equity futures		2,764,186	3,317,515
Equity options		240,603	1,444,098
		3,004,789	4,761,613
		10,657,962	9,647,998
Commodity related:
Over the counter:
Commodity swaps and forwards		1,034,225	898,332
Commodity options		8,000	8,000
		1,042,225	906,332
Exchange traded:
Commodity futures and options		93,004	75,770
		1,135,229	982,102
Hedge:
Currency forwards		2,142,233	1,249,589
Currency swaps		4,448,030	4,677,553
Interest rate forwards and swaps		12,469,580	16,475,525
		19,059,843	22,402,667
	~~W~~	367,022,470	346,050,594

(*) The notional amounts of derivatives outstanding that will be settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

11. Derivatives (continued)

(b) Fair values of derivative instruments as of December 31, 2023 and 2022 are as follows:

		December 31, 2023		December 31, 2022
		Assets	Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	1,558,662	1,402,185	3,089,759	2,838,793
Currency swaps		1,431,614	1,206,156	1,625,286	1,807,229
Currency options		13,128	13,065	14,776	13,603
		3,003,404	2,621,406	4,729,821	4,659,625
Exchange traded:
Currency futures		30	1,102	19	928
		3,003,434	2,622,508	4,729,840	4,660,553
Interest rates related:
Over the counter:
Interest rate forwards and swaps		683,814	902,989	772,513	1,062,772
Interest rate options		4,011	17,038	5,169	1,983
		687,825	920,027	777,682	1,064,755
Exchange traded:
Interest rate futures		2,253	11,757	2,555	972
		690,078	931,784	780,237	1,065,727
Credit related:
Over the counter:
Credit swaps		473,582	10,366	423,966	19,235
Equity related:
Over the counter:
Equity swap and forwards		166,010	350,768	169,504	393,810
Equity options		7,137	165,834	2,704	1,139
		173,147	516,602	172,208	394,949
Exchange traded:
Equity futures		66,356	16,346	31,051	101,622
Equity options		47,167	16,735	11,414	145,895
		113,523	33,081	42,465	247,517
		286,670	549,683	214,673	642,466
Commodity related:
Over the counter:
Commodity swaps and forwards		3,314	84,957	10,983	136,701
Commodity options		-	-	-	1,517
		3,314	84,957	10,983	138,218
Exchange traded:
Commodity futures and options		2,122	638	2,649	589
		5,436	85,595	13,632	138,807
Hedge:
Currency forwards		21,580	34,492	23,143	37,757
Currency swaps		111,024	99,093	158,297	75,070
Interest rate forwards and swaps		119,617	704,895	116,864	1,069,000
		252,221	838,480	298,304	1,181,827
	~~W~~	4,711,421	5,038,416	6,460,652	7,708,615

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

11. Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	36,890	44,245
Currency swaps		135,712	(144,318)
Currency options		1,355	4,247
		173,957	(95,826)
Exchange traded:
Currency futures		(955)	17,972
		173,002	(77,854)
Interest rates related:
Over the counter:
Interest rate forwards and swaps		181,987	(173,277)
Interest rate options		(2,886)	285
		179,101	(172,992)
Exchange traded:
Interest rate futures and others		(9,511)	1,026
		169,590	(171,966)
Credit related:
Over the counter:
Credit swaps		53,042	(25,562)

Equity related:
Over the counter:
Equity swap and forwards		(19,934)	(192,888)
Equity options		(159,324)	3,360
		(179,258)	(189,528)
Exchange traded:
Equity futures		50,009	(69,200)
Equity options		(13,929)	(27,932)
		36,080	(97,132)
		(143,178)	(286,660)
Commodity related:
Over the counter:
Commodity swaps and forwards		37,027	(148,591)
Commodity options		1,516	5,840
		38,543	(142,751)
Exchange traded:
Commodity futures		1,484	2,058
		40,027	(140,693)

Hedge		327,016	(743,542)
	~~W~~	619,499	(1,446,277)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

11. Derivatives (continued)

(d) Gains and losses related to hedge

i) Gains and losses on fair value hedged items and hedging instruments attributable to the hedged ineffectiveness for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Gains and losses on fair value hedges (hedged items)	Gains and losses on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*2)
Fair value hedges:
Interest rate risk (*1)	~~W~~	(271,425)	282,835	11,410
Foreign exchange risk (*1)		4,102	(5,264)	(1,162)
	~~W~~	(267,323)	277,571	10,248

		December 31, 2022
		Gains and losses on fair value hedges (hedged items)	Gains and losses on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*2)
Fair value hedges:
Interest rate risk (*1)	~~W~~	697,330	(728,397)	(31,067)
Foreign exchange risk (*1)		20,748	(22,056)	(1,308)
Stock price volatility risk		(4,762)	3,411	(1,351)
	~~W~~	713,316	(747,042)	(33,726)

(*1) The related account categories are presented as interest rate swap assets / liabilities and currency swap assets / liabilities.

(*2) The hedge ineffectiveness is the difference between gains and losses on hedged items and hedging instruments.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

11. Derivatives (continued)

(d) Gains and losses related to hedge (continued)

ii) Due to the ineffectiveness of hedge of cash flow risk and hedge of net investment in foreign operations during the year, the amounts recognized in the income statement and other comprehensive income are as follows:

		December 31, 2023
		Gains (losses) on hedges recognized in other comprehensive income	Hedge ineffectiveness recognized in profit or loss (*2)	From cash flow hedge reserve to profit or loss reclassified amount
Cash flow hedges:
Interest rate risk (*1)	~~W~~	99,268	(512)	(1,760)
Foreign exchange risk (*1)		(10,294)	(7,069)	(25,698)
Discontinuation of cash flow hedges		(5,531)	-	14,659
Hedge of net investments:
Foreign exchange risk (*1)		(3,903)	3,673	-
	~~W~~	79,540	(3,908)	(12,799)

		December 31, 2022
		Gains (losses) on hedges recognized in other comprehensive income	Hedge ineffectiveness recognized in profit or loss (*2)	From cash flow hedge reserve to profit or loss reclassified amount
Cash flow hedges:
Interest rate risk (*1)	~~W~~	(132,203)	(47,854)	(65)
Foreign exchange risk (*1)		29,322	(54,969)	122,893
Discontinuation of cash flow hedges		-	-	9,270
Hedge of net investments:
Foreign exchange risk (*1)		(25,793)	(4,096)	-
	~~W~~	(128,674)	(106,919)	132,098

(*1) The related account categories are presented as interest rate swap assets / liabilities and currency swap assets / liabilities, currency forwards assets / liabilities and borrowings.

(*2) The hedge ineffectiveness is the difference between gains and losses on hedged items and hedging instruments.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

11. Derivatives (continued)

(e) Effect of hedge accounting on financial statement, statement of comprehensive income, statement of changes in equity

i) Hedging purpose and strategy

The Group transacts with derivative financial instruments to hedge its interest rate risk, currency risk and stock price fluctuation risk arising from the assets and liabilities of the Group. The Group applies the fair value hedge accounting for the changes in the market interest rates, foreign exchange rates and stock price of the Korean won structured notes, foreign currency generated financial debentures, Korean won structured deposits, foreign currency investment receivables and beneficiary securities in foreign currency; and cash flow hedge accounting for forward interest rate, interest rate swaps, forward currency and currency swaps to hedge cash flow risk due to interest rates and foreign exchange rates of the Korean won debt, foreign currency debt, foreign currency structured deposits, the Korean won bonds and foreign currency bonds, etc. In addition, in order to hedge the exchange rate risk of the net investment in overseas business, the Group applies the net investment hedge accounting for foreign operations using currency forward and non-derivative financial instruments.

ii) Nominal amounts and average hedge ratios for hedging instruments as of December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	3,038,263	609,182	2,143,914	804,873	1,935,599	3,937,749	12,469,580
Average price condition (*1)		0.82%	3.02%	1.64%	1.65%	1.37%	0.74%	1.18%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk: (*2)
Nominal values:		1,871,327	1,335,798	2,139,371	974,113	1,687,341	49,109	8,057,059
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M Euribor, and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,235.14, JPY/KRW 9.46, EUR/KRW 1,358.46, GBP/KRW 1,547.81, AUD/KRW 865.53, CAD/KRW 921.27, CNY/KRW 177.98, SEK/KRW 126.18.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

11. Derivatives (continued)

(e) Effect of hedge accounting on financial statement, statement of comprehensive income, statement of changes in equity

ii) Nominal amounts and average hedge ratios for hedging instruments as of December 31, 2023 and 2022 are as follows (continued):

		December 31, 2022
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	5,338,313	3,023,185	612,113	2,114,152	819,140	4,568,622	16,475,525
Average price condition (*1)		0.72%	0.82%	2.53%	1.52%	1.48%	0.68%	0.94%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk: (*2)
Nominal values:		2,593,585	654,211	1,092,271	1,931,313	901,597	41,207	7,214,184
Average hedge ratio:		100%	100%	100%	100%	100%	-	100%

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M USD Libor, 3M Euribor, and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,195.32, JPY/KRW 10.13, EUR/KRW 1,336.97, GBP/KRW 1,484.42, AUD/KRW 812.44, CAD/KRW 948.79, SGD/KRW 859.87, CNY/KRW 190.96, SEK/KRW 125.49.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

11. Derivatives (continued)

(e) Effect of hedge accounting on financial statement, statement of comprehensive income, statement of changes in equity (continued)

iii) Effect of derivatives on statement financial position, statement of comprehensive income, statement of changes in equity

		December 31, 2023
		Nominal amount	Carrying amount of assets (*)	Carrying amount of liability (*)	Changes in fair value in the period
Fair value hedges
Interest rate forward and swap	~~W~~	10,112,789	65,787	614,219	246,594
Currency forward		308,117	2,949	791	(327)

Cash flow hedges
Interest rate swap		2,356,791	53,830	90,676	99,442
Currency swap		4,448,030	111,024	99,093	(21,649)
Currency forward		1,150,734	12,593	30,925	2,170

Hedge of net investments in foreign operations
Currency forward		683,382	6,038	2,776	4,537
Borrowings		1,466,795	-	1,462,329	(4,767)

(*) The related account categories are presented as interest rate swap assets / liabilities and currency forward assets / liabilities, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

11. Derivatives (continued)

(e) Effect of hedge accounting on financial statement, statement of comprehensive income, statement of changes in equity (continued)

iii) Effect of derivatives on statement financial position, statement of comprehensive income, statement of changes in equity (continued)

		December 31, 2022
		Nominal amount	Carrying amount of asset (*)	Carrying amount of liability (*)	Changes in fair value in the period
Fair value hedges
Interest rate swap	~~W~~	13,530,243	77,757	895,005	(740,190)
Currency forward		113,126	4,038	635	1,780

Cash flow hedges
Interest rate swap		2,945,282	39,107	173,995	(126,075)
Currency swap		4,677,553	158,297	75,070	117,401
Currency forward		883,003	15,708	35,976	(3,136)

Hedge of net investments in foreign operations
Currency forward		253,460	3,397	1,146	(773)
Borrowings		1,287,039	-	1,282,361	(29,116)

(*) The related account categories are presented as interest rate swap assets / liabilities and currency forward assets / liabilities, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

11. Derivatives (continued)

(e) Effect of hedge accounting on financial statement, statement of comprehensive income, statement of changes in equity (continued)

iv) Effect of hedging items on statement financial position, statement of comprehensive income, statement of changes in equity

		December 31, 2023
		Carrying amount of assets (*)	Carrying amount of liabilities (*)	Assets of Cumulative fair value hedge adjustment	Liabilities of Cumulative fair value hedge adjustment	Changes of fair value in the year	Cash flow hedge reserve	Foreign currency translation reserves
Fair value hedges
Interest rate risk
Borrowings and others	~~W~~	685,340	9,224,390	41,643	(579,315)	(240,965)	-	-
Foreign exchange risk
Securities in foreign currency		544,706	-	-	-	1,313	-	-
Cash flow hedges
Interest rate risk
Debentures in won and debentures in foreign currency debenturedebenture		641,750	1,029,542	-	-	(11,068)	26,648	-
Foreign exchange risk
Debentures in foreign currency and loans in foreign currency		2,490,098	2,342,230	-	-	69,784	(17,812)	-
Hedge of net investments in foreign operations
Foreign exchange risk
Net assets in foreign operation		-	-	-	-	3,903	-	(36,931)

(*) The related account categories are presented as interest rate swap assets / liabilities and currency forwards, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

11. Derivatives (continued)

(e) Effect of hedge accounting on financial statement, statement of comprehensive income, statement of changes in equity (continued)

iv) Effect of hedging items on statement financial position, statement of comprehensive income, statement of changes in equity (continued)

		December 31, 2022
		Carrying amount of assets (*)	Carrying amount of liabilities (*)	Assets of Cumulative fair value hedge adjustment	Liabilities of Cumulative fair value hedge adjustment	Changes of fair value in the year	Cash flow hedge reserve	Foreign currency translation reserves
Fair value hedges
Interest rate risk
Borrowings and others	~~W~~	505,668	12,711,595	69,687	(861,128)	708,439	-	-
Foreign exchange risk
Securities in foreign currency		205,470	-	-	-	(4,002)	-	-
Cash flow hedges
Interest rate risk
Debentures in won and debentures in foreign currency debenturedebenture		475,027	1,689,360	-	-	31,830	(58,956)	-
Foreign exchange risk
Debentures in foreign currency and loans in foreign currency		2,821,186	2,843,059	-	-	55,548	(12,232)	-
Hedge of net investments in foreign operations
Foreign exchange risk
Net assets in foreign operation		-	-	-	-	25,793	-	(40,834)

(*) The related account categories are presented as interest rate swap assets / liabilities and currency forwards.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

11. Derivatives (continued)

(f) Hedge relationships affected by an interest rate index reform

The revised Standard requires exceptions to the analysis of future information in relation to the application of hedge accounting, while uncertainty exists due to movements of the interest rate index reform. The exception assumes that the interest rate indicators for the hedged item and hedging instruments do not change due to the effect of the interest rate index reform when assessing whether the expected cash flows that comply with existing interest rate indicators are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, and whether there is a high hedge effectiveness between the hedged item and the hedging instrument.

The KRW CD interest rate will be replaced by a KOFR (Korea Overnight Financing Repo Rate). The Group has assumed that in this hedging relationship, the spread changed on the basis of KOFR would be similar to the spread included in the interest rate swap and forward used as the hedging instrument after LIBOR rate is suspended. The Group does not assume any changes in other conditions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

12. Securities at fair value through other comprehensive income and securities at amortized cost

(a) Details of securities at FVOCI and securities at amortized cost as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	44,418,450	40,995,316
Financial institutions bonds		21,303,402	20,539,199
Corporate bonds and others		22,915,148	22,262,060
		88,637,000	83,796,575
Equity securities (*):
Stocks		1,527,182	1,475,153
Equity investments		2,153	3,833
Others		145,644	193,600
		1,674,979	1,672,586
		90,311,979	85,469,161
Securities at amortized cost:
Debt securities:
Government bonds		22,787,609	21,523,230
Financial institutions bonds		5,864,626	5,423,771
Corporate bonds and others		7,034,252	6,424,197
		35,686,487	33,371,198
	~~W~~	125,998,466	118,840,359

(*) The Group designated the equity securities as securities at FVOCI as the regulation requires the Group to hold, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

12. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying amount of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12-month expected credit loss	Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total

Beginning balance	~~W~~	83,729,377	67,198	83,796,575	33,371,599	10,515	33,382,114
Transfer (from) to 12-month expected credit loss		18,873	(18,873)	-	-	-	-
Transfer (from) to life time expected credit loss		(47,209)	47,209	-	-	-	-
Net increase and decrease (*)		4,844,010	(3,585)	4,840,425	2,318,788	(2,992)	2,315,796
Ending balance	~~W~~	88,545,051	91,949	88,637,000	35,690,387	7,523	35,697,910

(*) Included the effects from changes in purchase, disposal, repayment, valuation, changes in foreign exchange rate and amortization of fair value adjustments recognized through business combination accountings and the others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

12. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying amount of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2023 and 2022 are as follows (continued):

		December 31, 2022
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12-month expected credit loss	Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total

Beginning balance	~~W~~	89,595,577	152,786	89,748,363	26,139,316	36,290	26,175,606
Transfer (from) to 12-month expected credit loss		61,740	(61,740)	-	18,544	(18,544)	-
Transfer (from) to life time expected credit loss		(23,619)	23,619	-	-	-	-
Net increase and decrease (*)		(5,929,126)	(47,467)	(5,976,593)	7,213,739	(7,231)	7,206,508
Business combination		24,805	-	24,805	-	-	-
Ending balance	~~W~~	83,729,377	67,198	83,796,575	33,371,599	10,515	33,382,114

(*) Included the effects from changes in purchase, disposal, repayment, valuation, changes in foreign exchange rate and amortization of fair value adjustments recognized through business combination accountings and the others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

12. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12 months expected credit loss	Life time expected credit loss	Total	12 months expected credit loss	Life time expected credit loss	Total

Beginning balance	~~W~~	40,501	113	40,614	10,759	157	10,916
Transfer (from)to 12-month expected credit loss		14	(14)	-	-	-	-
Transfer (from)to life time expected credit loss		(111)	111	-	-	-	-
Provision (Reversal)		1,573	698	2,271	(113)	(23)	(136)
Disposal and others (*)		(409)	1	(408)	637	6	643
Ending balance	~~W~~	41,568	909	42,477	11,283	140	11,423

		December 31, 2022
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12 months expected credit loss	Life time expected credit loss	Total	12 months expected credit loss	Life time expected credit loss	Total

Beginning balance	~~W~~	45,648	603	46,251	10,201	463	10,664
Transfer (from)to 12-month expected credit loss		166	(166)	-	203	(203)	-
Transfer (from)to life time expected credit loss		(20)	20	-	-	-	-
Provision (Reversal)		(4,658)	(355)	(5,013)	632	(94)	538
Disposal and others (*)		(635)	11	(624)	(277)	(9)	(286)
Ending balance	~~W~~	40,501	113	40,614	10,759	157	10,916

(*) Included the effects from changes in debt restructuring, investment conversion, foreign exchange rate and the others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

12. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022

Gain on disposal of securities at FVOCI	~~W~~	50,793	26,427
Loss on disposal of securities at FVOCI		(180,368)	(187,850)
Gain on disposal of securities at amortized cost (*)		358	4
Loss on disposal of securities at amortized cost (*)		(107)	(64)
	~~W~~	(129,324)	(161,483)

(*) The issuers of those securities have exercised the early redemption options and the others.

(e) Income or loss on equity securities at fair value through other comprehensive income

i) The Group recognizes dividends, amounting to ~~W~~ 60,139 million and ~~W~~ 32,700 million, related to equity securities at fair value through other comprehensive income for the years ended December 31, 2023 and 2022, respectively.

ii) The details of disposal of equity securities designated at fair value through other comprehensive income for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
		Stocks acquired by investment conversion
Fair value at the date of disposal	~~W~~	156,872	48,525
Cumulative net gain (loss) at the time of disposal		(4,152)	2,943

(*) The reason for the disposal is the disposal of stocks acquired by investment conversion.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

13. Loans at amortized cost, etc.

(a) Loans at amortized cost for configuration by customer as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Retail loans	~~W~~	155,103,825	155,365,004
Corporate loans (*)		224,916,377	216,004,850
Public and other loans		4,427,500	3,788,040
Loans between banks		3,049,239	7,428,874
Credit card receivables		28,090,168	28,459,691
		415,587,109	411,046,459
Discount		(23,063)	(21,879)
Deferred loan origination costs		505,986	525,205
		416,070,032	411,549,785
Less: Allowance for credit loss		(4,330,470)	(3,650,813)
	~~W~~	411,739,562	407,898,972

(*) Included loans for solo proprietor business, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

13. Loans at amortized cost, etc. (continued)

(b) Changes in carrying amount of loans at amortized cost, etc. as of December 31, 2023 and 2022 are as follows:

i) Loans at amortized cost

		December 31, 2023
		Retail			Corporate			Credit card			Others
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	146,741,436	8,491,997	600,340	183,229,940	32,054,591	970,719	23,586,633	4,333,611	493,480	10,367,271	665,676	14,091	411,549,785
Transfer (from) to 12 months expected credit losses		3,684,473	(3,671,574)	(12,899)	6,312,378	(6,310,771)	(1,607)	59,586	(59,510)	(76)	51,588	(51,588)	-	-
Transfer (from) to lifetime expected credit losses		(6,347,880)	6,382,499	(34,619)	(14,969,646)	14,984,213	(14,567)	(72,489)	72,551	(62)	(154,268)	154,268	-	-
Transfer (from) to credit- impaired financial assets		(462,894)	(266,533)	729,427	(511,906)	(476,684)	988,590	(19,349)	(10,202)	29,551	(476)	(6,139)	6,615	-
Net increase and decrease (*1)		1,826,622	(1,544,703)	148,463	7,797,722	1,502,116	449,944	(259,750)	(226,043)	928,319	(3,819,606)	65,262	8,018	6,876,364
Charge off (*2)		-	-	(489,511)	-	-	(352,324)	-	-	(805,454)	-	-	(2,127)	(1,649,416)
Disposal		-	(1,477)	(147,151)	(56,032)	(7,325)	(491,911)	-	-	(155)	-	(500)	(2,150)	(706,701)
Ending balance	~~W~~	145,441,757	9,390,209	794,050	181,802,456	41,746,140	1,548,844	23,294,631	4,110,407	645,603	6,444,509	826,979	24,447	416,070,032

(*1) The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.

(*2) The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~ 9,964,573 million, which is written off as of December 31, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

13. Loans at amortized cost, etc. (continued)

(b) Changes in carrying amount of loans at amortized cost, etc. as of December 31, 2023 and 2022 are as follows (continued):

ii) Due from banks at amortized cost and other financial assets

		December 31, 2023
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	49,701,131	165,723	87,512	49,954,366
Transfer (from) to 12 month expected credit losses		23,476	(23,305)	(171)	-
Transfer (from) to lifetime expected credit losses		(96,073)	96,096	(23)	-
Transfer (from) to credit- impaired financial assets		(9,110)	(40,985)	50,095	-
Net increase and decrease (*)		9,789,697	48,392	60,859	9,898,948
Charge off		-	-	(28,665)	(28,665)
Disposal		-	(5)	(1,819)	(1,824)
Ending balance	~~W~~	59,409,121	245,916	167,788	59,822,825

(*) The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

13. Loans at amortized cost, etc. (continued)

(b) Changes in carrying amount of loans at amortized cost, etc. as of December 31, 2023 and 2022 are as follows (continued):

i) Loans at amortized cost (continued)

		December 31, 2022
		Retail			Corporate			Credit card			Others
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	145,927,405	8,149,050	451,228	170,489,366	28,830,615	930,549	21,346,418	4,166,803	457,582	6,542,444	668,657	17,751	387,977,868
Transfer (from) to 12 months expected credit losses		3,399,814	(3,390,943)	(8,871)	7,620,344	(7,612,945)	(7,399)	431,252	(430,915)	(337)	55,766	(55,766)	-	-
Transfer (from) to lifetime expected credit losses		(4,240,767)	4,275,492	(34,725)	(11,480,879)	11,491,902	(11,023)	(764,938)	765,279	(341)	(52,028)	52,030	(2)	-
Transfer (from) to credit- impaired financial assets		(252,730)	(154,510)	407,240	(222,960)	(489,488)	712,448	(115,976)	(160,843)	276,819	(18)	(12)	30	-
Net increase and decrease (*1)		1,907,714	(385,941)	127,858	16,841,069	(164,160)	(267,984)	2,689,877	(6,713)	352,143	3,821,009	767	181	24,915,820
Charge off (*2)		-	-	(263,962)	-	-	(249,453)	-	-	(592,386)	-	-	(1,121)	(1,106,922)
Disposal		-	(1,151)	(78,428)	(17,000)	(1,333)	(136,419)	-	-	-	-	-	(2,748)	(237,079)
Business combination		-	-	-	-	-	-	-	-	-	98	-	-	98
Ending balance	~~W~~	146,741,436	8,491,997	600,340	183,229,940	32,054,591	970,719	23,586,633	4,333,611	493,480	10,367,271	665,676	14,091	411,549,785

(*1) The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.

(*2) The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~ 10,613,730 million, which is written off as of December 31, 2022.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

13. Loans at amortized cost, etc. (continued)

(b) Changes in carrying amount of loans at amortized cost, etc. as of December 31, 2023 and 2022 are as follows (continued):

ii) Due from banks at amortized cost and other financial assets (continued)

		December 31, 2022
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	48,154,690	104,650	79,094	48,338,434
Transfer (from) to 12 month expected credit losses		16,401	(16,309)	(92)	-
Transfer (from) to lifetime expected credit losses		(23,870)	23,985	(115)	-
Transfer (from) to credit- impaired financial assets		(10,008)	(3,654)	13,662	-
Net increase and decrease (*)		1,482,975	57,051	21,722	1,561,748
Charge off		-	-	(25,636)	(25,636)
Disposal		-	-	(1,123)	(1,123)
Business combination		80,943	-	-	80,943
Ending balance	~~W~~	49,701,131	165,723	87,512	49,954,366

(*) The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

13. Loans at amortized cost, etc. (continued)

(c) Changes in allowance for credit loss of loans at amortized cost and other financial assets as of December 31, 2023 and 2022 are as follows:

i) Loans at amortized cost

		December 31, 2023
		Retail			Corporate			Credit cards			Others
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	264,836	165,090	264,530	560,207	840,557	487,239	211,112	471,473	355,975	13,882	9,218	6,694	3,650,813
Transfer (from) to 12 months expected credit losses		25,984	(24,982)	(1,002)	92,347	(92,254)	(93)	23,474	(23,422)	(52)	213	(213)	-	-
Transfer (from) to lifetime expected credit losses		(28,336)	44,543	(16,207)	(69,404)	74,346	(4,942)	(18,412)	18,557	(145)	(305)	305	-	-
Transfer (from) to credit- impaired financial assets		(13,823)	(32,129)	45,952	(7,456)	(47,157)	54,613	(2,023)	(3,402)	5,425	(7)	(25)	32	-
Provision (reversal)		(4,029)	56,164	429,789	225,719	223,266	456,854	15,525	(3,720)	711,724	(348)	1,095	2,403	2,114,442
Charge off		-	-	(489,511)	-	-	(352,324)	-	-	(805,454)	-	-	(2,127)	(1,649,416)
Amortization of discount		-	-	(12,327)	-	-	(25,929)	-	-	7,344	-	-	-	(30,912)
Disposal		-	(177)	(40,297)	(36)	(240)	(56,118)	-	-	(155)	-	(9)	(115)	(97,147)
Collection		-	-	101,653	-	-	69,674	-	-	186,715	-	-	451	358,493
Others (*)		(1,366)	(1,147)	611	(12,327)	(4,173)	(487)	610	1,362	1,177	(63)	-	-	(15,803)
Ending balance	~~W~~	243,266	207,362	283,191	789,050	994,345	628,487	230,286	460,848	462,554	13,372	10,371	7,338	4,330,470

(*) Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

13. Loans at amortized cost, etc. (continued)

(c) Changes in allowance for credit loss of loans at amortized cost and other financial assets as of December 31, 2023 and 2022 are as follows (continued):

ii) Due from banks at amortized cost and other financial assets

		December 31, 2023
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	296,346	10,440	74,621	381,407
Transfer (from) to 12 months expected credit losses		364	(299)	(65)	-
Transfer (from) to lifetime expected credit losses		(40,026)	40,041	(15)	-
Transfer (from) to credit- impaired financial assets		(228)	(37,000)	37,228	-
Provision		44,035	2,326	44,409	90,770
Charge off		-	-	(28,665)	(28,665)
Disposal		-	-	(178)	(178)
Collection		-	-	2,198	2,198
Others (*)		32,460	142	8,435	41,037
Ending balance	~~W~~	332,951	15,650	137,968	486,569

(*) Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

13. Loans at amortized cost, etc. (continued)

(c) Changes in allowance for credit loss of loans at amortized cost and other financial assets as of December 31, 2023 and 2022 are as follows (continued):

i) Loans at amortized cost

		December 31, 2022
		Retail			Corporate			Credit cards			Others
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	174,005	90,412	188,769	531,427	742,252	520,261	204,711	401,077	289,232	10,195	9,258	5,494	3,167,093
Transfer (from) to 12 months expected credit losses		17,016	(16,023)	(993)	92,555	(90,661)	(1,894)	24,579	(24,471)	(108)	403	(403)	-	-
Transfer (from) to lifetime expected credit losses		(9,449)	26,014	(16,565)	(62,583)	64,821	(2,238)	(14,752)	14,892	(140)	(122)	122	-	-
Transfer (from) to credit- impaired financial assets		(4,702)	(9,103)	13,805	(1,461)	(66,033)	67,494	(1,094)	(2,041)	3,135	(1)	(5)	6	-
Provision (reversal)		96,230	84,402	244,290	(14,918)	159,287	103,935	101,644	254,090	209,353	3,405	246	2,387	1,244,351
Charge off		-	-	(263,962)	-	-	(249,453)	-	-	(592,386)	-	-	(1,121)	(1,106,922)
Amortization of discount		-	-	(5,923)	-	-	(13,189)	-	-	7,307	-	-	-	(11,805)
Disposal		-	(28)	(22,676)	-	(5)	(10,723)	-	-	-	-	-	(217)	(33,649)
Collection		-	-	108,666	-	-	55,441	-	-	217,407	-	-	145	381,659
Others (*)		(8,264)	(10,584)	19,119	15,187	30,896	17,605	(103,976)	(172,074)	222,175	2	-	-	10,086
Ending balance	~~W~~	264,836	165,090	264,530	560,207	840,557	487,239	211,112	471,473	355,975	13,882	9,218	6,694	3,650,813

(*) Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

13. Loans at amortized cost, etc. (continued)

(c) Changes in allowance for credit loss of loans at amortized cost and other financial assets as of December 31, 2023 and 2022 are as follows (continued):

ii) Due from banks at amortized cost and other financial assets

		December 31, 2022
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	183,968	8,008	70,043	262,019
Transfer (from) to 12 months expected credit losses		315	(274)	(41)	-
Transfer (from) to lifetime expected credit losses		(740)	765	(25)	-
Transfer (from) to credit- impaired financial assets		(75)	(1,267)	1,342	-
Provision		2,327	3,278	27,226	32,831
Charge off		-	-	(25,636)	(25,636)
Disposal		-	-	(61)	(61)
Collection		-	-	2,502	2,502
Others (*)		110,519	(70)	(729)	109,720
Business combination		32	-	-	32
Ending balance	~~W~~	296,346	10,440	74,621	381,407

(*) Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate, etc.

(d) Changes in deferred loan origination costs for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Beginning balance	~~W~~	525,205	541,932
Loan origination		231,007	208,517
Amortization, etc.		(250,226)	(225,244)
Ending balance	~~W~~	505,986	525,205

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

14. Property and equipment

(a) Details of property and equipment as of December 31, 2023 and 2022 are as follows:

			December 31, 2023
		Acquisition cost	Accumulated depreciation	Accumulated Impairment	Carrying amount
Land	~~W~~	2,043,119	-	-	2,043,119
Buildings		1,307,424	(508,171)	(9,002)	790,251
Other assets		2,410,101	(1,877,642)	-	532,459
Right-of-use assets		1,378,027	(771,552)	-	606,475
	~~W~~	7,138,671	(3,157,365)	(9,002)	3,972,304

			December 31, 2022
		Acquisition cost	Accumulated depreciation	Accumulated Impairment	Carrying amount
Land	~~W~~	2,101,176	-	-	2,101,176
Buildings		1,165,468	(455,617)	(7,594)	702,257
Other assets		2,424,987	(1,836,533)	-	588,454
Right-of-use assets		1,208,728	(589,518)	-	619,210
	~~W~~	6,900,359	(2,881,668)	(7,594)	4,011,097

(b) Changes in property and equipment for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Land	Buildings	Others	Right-of-use assets	Total
Beginning balance	~~W~~	2,101,176	702,257	588,454	619,210	4,011,097
Acquisition (*1)		1,480	105,761	146,405	370,724	624,370
Disposal		(741)	(1,501)	(3,546)	(71,052)	(76,840)
Depreciation (*2)		-	(54,486)	(202,124)	(313,755)	(570,365)
Asset impairment		-	(1,409)	-	-	(1,409)
Amounts transferred from(to) investment property		(57,226)	40,548	-	-	(16,678)
Amounts transferred from(to) intangible assets		-	-	1,550	-	1,550
Amounts transferred from(to) non-current assets held for sale (*3)		(1,688)	(754)	-	-	(2,442)
Amounts transferred from(to) operating lease assets		-	-	221	-	221
Effects of foreign currency adjustments		118	(165)	1,499	1,348	2,800
Ending balance	~~W~~	2,043,119	790,251	532,459	606,475	3,972,304

(*1) During 2023, ~~W~~ 82,179 million transferred from assets-under-construction is included.

(*2) Included in general administrative expense, other operating income(loss) and insurance service expense of the consolidated statements of comprehensive income.

(*3) Includes buildings, land, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

14. Property and equipment (continued)

(b) Changes in property and equipment for the years ended December 31, 2023 and 2022 are as follows (continued):

		December 31, 2022
		Land	Buildings	Others	Right-of-use assets	Total
Beginning balance	~~W~~	2,173,134	756,486	508,417	608,127	4,046,164
Acquisition (*1)		631	49,220	257,662	369,153	676,666
Disposal		(13,173)	(1,124)	(4,212)	(75,563)	(94,072)
Depreciation (*2)		-	(49,935)	(186,307)	(287,886)	(524,128)
Amounts transferred from(to) investment property		2,892	(12,446)	-	-	(9,554)
Amounts transferred from(to) intangible assets		-	-	6,916	-	6,916
Amounts transferred from(to) non-current assets held for sale (*3)		(62,288)	(39,469)	-	-	(101,757)
Amounts transferred from(to) operating lease assets		-	-	214	-	214
Effects of foreign currency adjustments		(20)	(475)	4,877	4,328	8,710
Business combination		-	-	887	1,051	1,938
Ending balance	~~W~~	2,101,176	702,257	588,454	619,210	4,011,097

(*1) During 2022, ~~W~~ 33,983 million transferred from assets-under-construction is included.

(*2) Included in general administrative expense, other operating income(loss) and insurance service expense of the consolidated statements of comprehensive income.

(*3) Includes buildings, land, etc.

(c) Insured assets and liability insurance as of December 31, 2023 are as follows:

	December 31, 2023
Type of insurance	Insured assets and objects	Amount covered	Insurance company
Comprehensive insurance for financial institutions	Cash (including ATM)	31,500	Samsung Fire & Marine Insurance Co., Ltd., etc.
Comprehensive Property insurance	Property Total Risk, Machine Risk, General Liability Collateral	1,422,152	Samsung Fire & Marine Insurance Co., Ltd., etc.
Fire insurance	Business property and real estate	52,086	Meritz Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for officers	Officer liability of executives	50,000	Meritz Fire & Marine Insurance Co., Ltd., etc.
Burglary insurance	Cash and securities	60,000	Samsung Fire & Marine Insurance Co., Ltd., etc.
Others	Personal information liability insurance, etc.	56,244	Samsung Fire & Marine Insurance Co., Ltd., etc.

(*) Aside from the insurance mentioned above, the Group has entered into car insurance, medical insurance, property insurance, and employee accident insurance.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

15. Intangible assets

(a) Details of intangible assets as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Goodwill	~~W~~	4,677,204	4,683,902
Software		259,233	263,341
Development cost		464,638	454,284
Others		816,871	406,309
	~~W~~	6,217,946	5,807,836

(b) Changes in intangible assets for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Goodwill	Software	Development cost	Others	Total
Beginning balance	~~W~~	4,683,902	263,341	454,284	406,309	5,807,836
Acquisition		-	90,051	133,709	605,225	828,985
Disposal and write-off		-	(3,901)	(3,560)	(6,793)	(14,254)
Amounts transferred from(to) property and equipment		-	-	(1,550)	-	(1,550)
Impairment (*1)		(5,402)	(4,006)	(1,001)	(273)	(10,682)
Amortization (*2)		-	(91,894)	(131,043)	(168,583)	(391,520)
Effects of changes in foreign exchange rate		(1,296)	5,642	13,799	(19,014)	(869)
Ending balance	~~W~~	4,677,204	259,233	464,638	816,871	6,217,946

(*1) Goodwill impairment incurred from the cash-generating unit of security sector at PT Shinhan Sekuritas Indonesia and life insurance sector at Shinhan Financial Plus Co., Ltd. As a result of the impairment test for goodwill of PT Shinhan Sekuritas Indonesia, the Group recognized an impairment loss amounting to ~~W~~ 1,842 million for the carrying amount exceeding the recoverable amount of the CGU. This is due to the decrease in recoverable amounts (~~W~~ 2,934 million decrease comparing to the previous year) due to continuing high price index and domestic foreign economic turndown mainly from the prolongation of the Ukraine crisis, global high interest rates, etc. In addition, as a result of the impairment test for goodwill of Shinhan Financial Plus Co., Ltd., the Group recognized an impairment loss amounting to ~~W~~ 3,560 million for the carrying amount exceeding the recoverable amount of the CGU. This is due to the decrease in recoverable amounts (~~W~~ 9,750 million decrease comparing to the previous year) due to the underperformance from the cash-generating unit and the reflection of the future outlook. The amount of impairment loss recognized is included in the non-operating expenses, of the consolidated statement of comprehensive income.

(*2) Included in general administrative expense, other operating income (expense), and insurance service expense of the consolidated statements of comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

15. Intangible assets(continued)

(b) Changes in intangible assets for the years ended December 31, 2023 and 2022 are as follows (continued):

		December 31, 2022
		Goodwill	Software	Development cost	Others	Total
Beginning balance	~~W~~	4,670,134	192,582	229,148	552,918	5,644,782
Acquisition		-	143,766	332,826	211,511	688,103
Business combination		-	1,472	2,638	315	4,425
Disposal and write-off		-	(253)	(434)	(236,881)	(237,568)
Amounts transferred from(to) property and equipment		-	-	(6,337)	(579)	(6,916)
Impairment (*1)		(2,258)	-	(702)	198	(2,762)
Amortization (*2)		-	(74,916)	(102,849)	(120,844)	(298,609)
Effects of changes in foreign exchange rate		16,026	690	(6)	(329)	16,381
Ending balance	~~W~~	4,683,902	263,341	454,284	406,309	5,807,836

(*1) Goodwill impairment incurred from the cash-generating unit of security sector at PT Shinhan Sekuritas Indonesia.

As a result of the impairment test for goodwill of PT Shinhan Sekuritas Indonesia, the Group recognized an impairment loss amounting to ~~W~~ 2,258 million for the carrying amount exceeding the recoverable amount of the CGU. This is due to the decrease in recoverable amounts (~~W~~ 1,569 million decrease comparing to the previous year) due to continuing high price index and domestic foreign economic turndown mainly from the prolongation of the Ukraine crisis, global high interest rates, etc. The amount of impairment loss recognized is included in the non-operating expenses, of the consolidated statement of comprehensive income.

(*2) Included in general administrative expense, other operating income (expense) and insurance service expense of the consolidated statements of comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

15. Intangible asset (continued)

(c) Goodwill

i) Goodwill allocated in the Group’s CGUs as of December 31, 2023 and 2022 is as follows:

		December 31, 2023	December 31, 2022
Banking	~~W~~	768,468	768,766
Credit card		2,891,498	2,892,610
Securities		1,265	2,993
Life insurance		850,238	853,798
Others		165,735	165,735
	~~W~~	4,677,204	4,683,902

ii) Changes in goodwill for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Beginning balance	~~W~~	4,683,902	4,670,134
Impairment losses		(5,402)	(2,258)
Others (*)		(1,296)	16,026
Ending balance	~~W~~	4,677,204	4,683,902

(*) Other changes are due to effects of changes in foreign exchange rate.

iii) Goodwill impairment test

The recoverable amounts of each CGU are evaluated based on their respective value in use.

- Explanation on evaluation method

The discounted cash flow method (DCF) is applied when evaluating the recoverable amounts based on value in use, considering the characteristics of each unit or group of CGU. However, the CGU of life insurance applied an actuarial enterprise valuation methodology based on probabilistically expected cash flows in consideration of the characteristics of the insurance business.

- Projection period

When evaluating the value in use, 5.5 years of cash flow estimates are used in projection and the value thereafter is reflected as terminal value. However, 99 years of cash flow estimates for Shinhan Life Insurance Co., Ltd. is applied and the present value of the future cash flows thereafter is not applied as it is not significant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

15. Intangible assets, net (continued)

- Discount rates and terminal growth rates

The required rates of return expected by shareholders are applied to the discount rates. It is calculated in consideration of which comprises a risk-free interest rate, a market risk premium and systemic risk (beta factor). In addition, terminal growth rate is estimated based on inflation rate. However, for the life insurance CGU, since its cost of risk is reflected at future cash flows, the current discount rates based on the interest rate term structure of risk-free government bonds that reflects only the time value of money was applied.

Discount rates before tax and terminal growth rates applied to each CGU are as follows:

	Discount rate before tax(%)	Terminal growth rate(%)
Banking	9.6 ~ 16.1	0.0 ~ 2.0
Credit card	11.5 ~ 16.6	1.0 ~ 2.0
Securities	15.5 ~ 16.9	2
Others	11.1 ~ 13.1	1

In case of the life insurance CGU, a term structure discount rate of 4.34% to 4.80% was applied for each future period corresponding to future cash flows for 99 years.

iv) Key assumptions

Key assumptions used in the discounted cash flow calculations of CGUs (other than life insurance components) are as follows:

	2023	2024	2025	2026	2027	2028
CPI growth (%)	3.0	1.4	1.8	1.5	1.4	1.4
Private consumption growth (%)	1.9	2.4	2.6	2.5	2.8	2.8
Real GDP growth (%)	1.3	2.5	2.7	2.7	2.9	2.9

Key assumptions used in the discounted cash flow calculations of life insurance (Shinhan Life Insurance) components are as follows:

Key assumptions
Consumer price index growth rate (Bank of Korea) (%)	2.00
Risk-based confidence level (%)	99.50

v) Total recoverable amount and total carrying amount of CGUs to which goodwill has been allocated, are as follows:

		Amount
Total recoverable amount	~~W~~	58,700,974
Total carrying amount (*)		52,013,046
	~~W~~	6,687,928

(*) It is the carrying amount after reflecting the impairment loss in the securities and life insurance sector.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates

Investees	Country	Reporting date	Ownership (%)
			December 31, 2023	December 31, 2022
BNP Paribas Cardif Life Insurance (*1),(*7)	Korea	September 30	14.99	14.99
Partners 4th Growth Investment Fund (*4)	Korea	-	25.00	25.00
KTB Newlake Global Healthcare PEF (*5)	Korea	-	7.36	20.57
Shinhan-Neoplux Energy Newbiz Fund	Korea	December 31	31.66	31.66
Shinhan-Albatross tech investment Fund (*1)	Korea	November 30	50.00	50.00
KCGI-SingA330-A Private Special Asset Investment Trust	Korea	December 31	23.89	23.89
VOGO Debt Strategy Qualified IV Private	Korea	December 31	20.00	20.00
Shinhan-Midas Donga Secondary Fund	Korea	December 31	50.00	50.00
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Korea	December 31	24.00	24.00
Shinhan Praxis K-Growth Global Private Equity Fund (*7)	Korea	December 31	14.15	14.15
Kiwoom Milestone Professional Private Real Estate Trust 19	Korea	December 31	50.00	50.00
Shinhan Global Healthcare Fund 1 (*7)	Korea	December 31	4.41	4.41
KB NA Hickory Private Special Asset Fund	Korea	December 31	37.50	37.50
Koramco Europe Core Private Placement Real Estate Fund No.2-2	Korea	December 31	44.02	44.02
Hermes Private Investment Equity Fund (*4)	Korea	-	29.17	29.17
KDBC-Midas Dong-A Global contents Fund	Korea	December 31	23.26	23.26
Shinhan-Nvestor Liquidity Solution Fund	Korea	December 31	24.92	24.92
Shinhan AIM FoF Fund 1-A	Korea	December 31	25.00	25.00
IGIS Global Credit Fund 150-1	Korea	December 31	25.00	25.00
Partner One Value up I Private Equity Fund (*4)	Korea	-	27.91	27.91
Genesis No.1 Private Equity Fund (*5)	Korea	-	-	22.80
Korea Omega Project Fund III	Korea	December 31	23.53	23.53
Genesis North America Power Company No.1 PEF	Korea	December 31	43.84	39.11
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	December 31	23.33	23.33
KOREA FINANCE SECURITY CO., LTD (*1),(*7)	Korea	September 30	14.91	14.91
MIEL CO.,LTD. (*2)	Korea	December 31	28.77	28.77
AIP Transportation Specialized Privately Placed Fund Trust #1	Korea	December 31	35.73	35.73
Kiwoom-Shinhan Innovation Fund I	Korea	December 31	50.00	50.00

(a) Investments in associates as of December 31, 2023 and 2022 are as follows:

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(a) Investments in associates as of December 31, 2023 and 2022 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			December 31, 2023	December 31, 2022
Midas Asset Global CRE Debt Private Fund No.6	Korea	December 31	40.10	41.16
Samchully Midstream Private Placement Special Asset Fund 5-4	Korea	December 31	42.92	42.92
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	December 31	20.00	20.00
NH-Amundi Global Infrastructure Trust 14	Korea	December 31	30.00	30.00
Jarvis Memorial Private Investment Trust 1 (*5)	Korea	-	-	99.01
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37 (*6)	Korea	December 31	60.00	60.00
Milestone Private Real Estate Fund 3	Korea	December 31	32.06	32.06
Nomura-Rifa Private Real Estate Investment Trust 31	Korea	December 31	31.31	31.31
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	Korea	December 31	21.27	21.27
T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business (*4)	Korea	-	28.25	28.25
FuturePlay-Shinhan TechInnovation Fund 1	Korea	December 31	50.00	50.00
Stonebridge Corporate 1st Fund	Korea	December 31	44.12	44.12
Vogo Realty Partners Private Real Estate Fund V	Korea	December 31	21.64	21.64
Korea Credit Bureau (*1),(*7)	Korea	September 30	9.00	9.00
Goduck Gangil1 PFV Co., Ltd. (*1),(*7)	Korea	September 30	1.04	1.04
SBC PFV Co., Ltd. (*1),(*8)	Korea	September 30	25.00	25.00
NH-amundi global infra private fund 16	Korea	December 31	50.00	50.00
IMM Global Private Equity Fund (*4)	Korea	-	33.00	33.00
SH BNCT Professional Investment Type Private Special Asset Investment Trust (*9)	Korea	December 31	72.50	72.50
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24 (*6)	Korea	December 31	52.28	52.28
Sparklabs-Shinhan Opportunity Fund 1	Korea	December 31	49.50	49.50
BNW Tech-Innovation Private Equity Fund (*4)	Korea	-	29.85	29.85
IGIS Real-estate Private Investment Trust No.33	Korea	December 31	40.86	40.86
WWG Global Real Estate Investment Trust no.4 (*5)	Korea	-	-	29.55
Goduck Gangil10 PFV Co., Ltd. (*1),(*7)	Korea	September 30	19.90	19.90
Fidelis Global Private Real Estate Trust No.2 (*6)	Korea	December 31	79.63	79.70

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(a) Investments in associates as of December 31, 2023 and 2022 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			December 31, 2023	December 31, 2022
AIP EURO PRIVATE REAL ESTATE TRUST No. 12	Korea	December 31	28.70	28.70
Shinhan Healthcare Fund 2 (*7)	Korea	December 31	13.68	13.68
Shinhan AIM Real Estate Fund No.2	Korea	December 31	30.00	30.00
Shinhan AIM Real Estate Fund No.1	Korea	December 31	21.01	21.01
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust	Korea	December 31	22.02	22.02
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust	Korea	December 31	29.19	29.19
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2 (*6)	Korea	December 31	71.43	71.43
Korea Omega-Shinhan Project Fund I	Korea	December 31	50.00	50.00
Samsung SRA Real Estate Professional Private 45	Korea	December 31	25.00	25.00
IBK Global New Renewable Energy Special Asset Professional Private2	Korea	December 31	28.98	28.98
VS Cornerstone Fund	Korea	December 31	41.18	41.18
Aone Mezzanine Opportunity Professional Private (*5)	Korea	-	-	64.41
NH-Amundi US Infrastructure Private Fund2	Korea	December 31	25.91	25.91
SH Japan Photovoltaic Private Special Asset Investment Trust No.2	Korea	December 31	30.00	30.00
Kakao-Shinhan 1st TNYT Fund	Korea	December 31	48.62	48.62
Pacific Private Placement Real Estate Fund No.40	Korea	December 31	24.73	24.73
Mastern Private Real Estate Loan Fund No.2	Korea	December 31	33.57	33.57
LB Scotland Amazon Fulfillment Center Fund 29 (*6)	Korea	December 31	70.14	70.14
JR AMC Hungary Budapest Office Fund 16	Korea	December 31	32.57	32.57
EDNCENTRAL Co.,Ltd. (*7)	Korea	December 31	13.47	13.47
Future-Creation Neoplux Venture Capital Fund (*3)	Korea	December 31	16.25	16.25
Gyeonggi-Neoplux Superman Fund	Korea	December 31	21.76	21.76
NewWave 6th Fund	Korea	December 31	30.00	30.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(a) Investments in associates as of December 31, 2023 and 2022 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			December 31, 2023	December 31, 2022
Neoplux No.3 Private Equity Fund (*3)	Korea	December 31	10.00	10.00
PCC Amberstone Private Equity Fund I	Korea	December 31	21.67	21.67
KIAMCO POWERLOAN TRUST 4TH	Korea	December 31	47.37	47.37
Mastern Opportunity Seeking Real Estate Fund II	Korea	December 31	22.22	20.00
AION ELFIS PROFESSIONAL PRIVATE 1 (*5)	Korea	-	-	20.00
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business(*5)	Korea	-	-	29.68
Neoplux Market-Frontier Secondary Fund (*3)	Korea	December 31	19.74	19.74
Harvest Private Equity Fund II	Korea	December 31	22.06	22.06
Synergy Green New Deal 1st New Technology Business Investment Fund	Korea	December 31	28.17	28.17
KIAMCO Vietnam Solar Special Asset Private Investment Trust	Korea	December 31	50.00	50.00
SHINHAN-NEO Core Industrial Technology Fund	Korea	December 31	49.75	49.75
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2	Korea	December 31	30.00	30.00
SIMONE Mezzanine Fund No.3	Korea	December 31	28.78	28.97
Eum Private Equity Fund No.7	Korea	December 31	21.00	21.00
Kiwoom Hero No.4 Private Equity Fund	Korea	December 31	21.05	21.05
Vogo Canister Professional Trust Private Fund I	Korea	December 31	36.74	36.27
SW-S Fund (*5)	Korea	-	-	30.30
CL Buyout 1st PEF (*5)	Korea	-	-	21.43
Timefolio The Venture-V second	Korea	December 31	20.73	20.73
Newlake Growth Capital Partners2 PEF (*4)	Korea	-	29.91	29.91
Shinhan Smilegate Global PEF I (*7)	Korea	December 31	14.21	14.21
Genesis Eco No.1 PEF	Korea	December 31	29.00	29.00
SHINHAN-NEO Market-Frontier 2nd Fund	Korea	December 31	42.70	42.70
NH-Synergy Core Industrial New Technology Fund	Korea	December 31	36.93	36.93
J& Moorim Jade Investment Fund	Korea	December 31	24.89	24.89
Helios-KDBC Digital Contents 1st	Korea	December 31	23.26	23.26
Ulmus SHC innovation investment fund	Korea	December 31	24.04	24.04
Mirae Asset Partners X Private Equity Fund (*4)	Korea	-	35.71	35.71
T Core Industrial Technology 1st Venture PEF	Korea	December 31	31.47	31.47
Curious Finale Corporate Recovery Private Equity Fund (*5)	Korea	-	-	27.78
Fine Value POST IPO No.5 Private Equity Fund	Korea	December 31	40.00	40.00
TI First Property Private Investment Trust 1	Korea	December 31	40.00	40.00
MPLUS Professional Private Real Estate Fund 25	Korea	December 31	41.67	41.67
IBKC Global Contents Investment Fund	Korea	December 31	24.39	24.39

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(a) Investments in associates as of December 31, 2023 and 2022 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			December 31, 2023	December 31, 2022
Premier Luminous Private Equity Fund (*5)	Korea	-	-	25.12
Hanyang-Meritz 1 Fund	Korea	December 31	22.58	22.58
Kiwoom-Shinhan Innovation Fund 2	Korea	December 31	42.86	42.86
ETRI Holdings-Shinhan 1st Unicorn Fund	Korea	December 31	50.00	50.00
Maple Mobility Fund (*4)	Korea	-	20.18	20.18
SJ ESG Innovative Growth Fund	Korea	December 31	28.57	28.57
AVES 1st Corporate Recovery Private Equity Fund (*6)	Korea	December 31	76.19	76.19
JS Shinhan Private Equity Fund (*3)	Korea	December 31	3.85	3.85
NH Kyobo AI Solution Investment Fund (*5)	Korea	-	-	26.09
Daishin Newgen New Technology Investment Fund 1st (*6)	Korea	December 31	50.60	50.60
META ESG Private Equity Fund I	Korea	December 31	27.40	27.40
SWFV FUND-1 (*5)	Korea	-	-	40.25
PHAROS DK FUND	Korea	December 31	24.24	24.14
Shinhan VC tomorrow venture fund 1	Korea	December 31	39.62	39.62
Highland 2021-8 Fund (*5)	Korea	-	-	32.67
H-IOTA Fund	Korea	December 31	24.81	24.81
Stonebridge-Shinhan Unicorn Secondary Fund	Korea	December 31	26.01	17.57
Tres-Yujin Trust	Korea	December 31	50.00	50.00
Shinhan-Time mezzanine blind Fund	Korea	December 31	50.00	50.00
Capstone REITs No.26	Korea	December 31	50.00	50.00
JB Incheon-Bucheon REITS No.54	Korea	December 31	39.31	39.31
Hankook Smart Real Asset Investment Trust No.3	Korea	December 31	33.33	33.33
JB Hwaseong-Hadong REITs No.53	Korea	December 31	31.03	31.03
KB Oaktree Trust No.3	Korea	December 31	33.33	33.33
Daehan No.36 Office Asset Management Company	Korea	December 31	48.05	48.05
Rhinos Premier Mezzanine Private Investment Fund No.1	Korea	December 31	27.93	27.93
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	Korea	December 31	29.73	29.73
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	Korea	December 31	24.85	24.85
SKS-Yozma Fund No.1	Korea	December 31	29.85	29.85
IBKC-METIS Global Contents Investment Fund (*5)	Korea	-	-	36.36
Keistone Unicorn Private Equity Fund (*4)	Korea	-	28.00	28.00
KB Distribution Private Real Estate 3-1	Korea	December 31	37.50	37.50
Pacific Private Investment Trust No.49-1 (*6)	Korea	December 31	79.28	79.28
KIWOOM Real estate private placement fund for normal investors No. 31 (*6)	Korea	December 31	60.00	60.00
RIFA Real estate private placement fund for normal investoes No. 51	Korea	December 31	40.00	40.00
Fivetree general private equity fund No.15	Korea	December 31	49.98	49.98
Shinhan-Kunicorn first Fund	Korea	December 31	38.31	38.31
Harvest Fund No.3 (*4)	Korea	-	44.67	44.67
Shinhan-Quantum Startup Fund	Korea	December 31	49.18	49.18
Shinhan Simone Fund Ⅰ	Korea	December 31	38.46	38.46
Korea Investment develop seed Trust No.1	Korea	December 31	40.00	40.00
Tiger Green alpha Trust No.29 (*6)	Korea	December 31	95.24	95.24
STIC ALT Global II Private Equity Fund	Korea	December 31	21.74	21.74
NH-Brain EV Fund	Korea	December 31	25.00	25.00
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1),(*7)	Korea	September 30	15.00	15.00
Leverent-Frontier 4th Venture PEF	Korea	December 31	23.89	23.89
Find-Green New Deal 2nd Equity Fund	Korea	December 31	22.57	22.57
ShinhanFitrin 1st Technology Business Investment Association (*3)	Korea	December 31	16.17	16.17
PARATUS No.3 Private Equity Fund (*4)	Korea	-	25.64	25.64
Golden Route 2nd Startup Venture Specialized Private Equity Fund (*4)	Korea	-	22.73	22.73
Koramco Private Real Estate Fund 143	Korea	December 31	30.30	30.30
Korea Investment Top Mezzanine Private Real Esate Trust No.1	Korea	December 31	22.22	22.22
LB YoungNam Logistics Private Trust No.40	Korea	December 31	25.00	25.00
Shinhan-Cognitive Start-up Fund L.P.	Korea	December 31	32.77	32.74
IGEN2022 No.1 private Equity Fund (*4)	Korea	-	27.95	27.95
Cornerstone J&M Fund I	Korea	December 31	26.67	26.67

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(a) Investments in associates as of December 31, 2023 and 2022 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			December 31, 2023	December 31, 2022
Logisvalley Shinhan REIT Co.,Ltd. (*1)	Korea	September 30	20.27	20.27
DA Value-Honest New Technology Investment Fund 1	Korea	December 31	23.66	23.66
KDB Investment Global Healthcare Private Equity Fund I (*4)	Korea	-	24.14	24.14
Shinhan-Ji and Tec Smart Innovation Fund	Korea	December 31	50.00	50.00
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	Korea	December 31	50.00	50.00
Korea Investment Green Newdeal Infra Trust No.1	Korea	December 31	27.97	27.97
BTS 2nd Private Equity Fund (*1)	Korea	November 30	26.00	26.00
Shinhan Global Active REIT Co.Ltd	Korea	December 31	20.37	20.37
NH-J&-IBKC Label Technology Fund	Korea	December 31	27.81	27.81
Hanyang Time Mezzanine Fund	Korea	December 31	28.57	28.57
IMM Global Venture Opportunity, LP(*5)	Korea	-	-	35.50
Shinhan-isquare Venture PEF 1	Korea	December 31	40.00	40.00
Capstone Develop Frontier Trust	Korea	December 31	21.43	21.43
Nextrade Co., Ltd. (*7)	Korea	December 31	8.00	8.00
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1 (*10)	Korea	-	62.84	26.90
SH 1.5years Maturity Investment Type Security Investment Trust No.2	Korea	December 31	29.10	29.00
Eventus-IBKC LIB Fund	Korea	December 31	21.88	21.88
NH-Daishin-Kyobo healthcare 1 Fund (*4)	Korea	-	25.00	25.00
IBKC-Behigh Fund 1st	Korea	December 31	29.73	29.73
Nautic Green Innovation ESG Co-investment No.1 Private Equity Fund (*4)	Korea	-	24.10	24.10
ON No.1 Private Equity Fund	Korea	December 31	28.57	28.57
Digital New Deal Kappa Private Equity Fund	Korea	December 31	24.75	30.12
IBKCJS New Technology Fund No.1	Korea	December 31	29.41	-
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1	Korea	December 31	20.83	-
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18	Korea	December 31	28.57	-
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38 (*6)	Korea	December 31	75.00	-
TogetherKorea Private Investment Trust No. 6 (*6)	Korea	December 31	99.98	-
TogetherKorea Private Investment Trust No. 7 (*6)	Korea	December 31	99.98	-
Kiwoom Core Industrial Technology Investment Fund No.3	Korea	December 31	34.75	-
Penture K-Content Investment Fund	Korea	December 31	21.96	-
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	Korea	December 31	30.00	-
Hana Alternative Investment Kosmes PCBO General PEF No. 1	Korea	December 31	37.04	-
Shinhan-timefolio Bio Development Investment Fund	Korea	December 31	48.39	-
Shinhan M&A-ESG Fund	Korea	December 31	23.33	-
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd. -	Korea	December 31	28.43	-
KDBC meta-enter New Technology investment fund	Korea	December 31	27.89	-
Shinhan Time Secondary Blind New Technology Investment Trust	Korea	December 31	47.50	-
Shinhan DS Secondary Investment Fund	Korea	December 31	40.00	-
Shinhan-openwater pre-IPO Investment Trust 1	Korea	December 31	50.00	-
Shinhan-Eco Venture Fund 2nd	Korea	December 31	40.00	-
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1	Korea	December 31	40.00	-
Hantoo Shinhan Lake K-beauty Technology Investment Trust	Korea	December 31	22.96	-
Shinhan HB Wellness 1st Investment Trust	Korea	December 31	48.54	-
Korea real Asset Fund No.3	Korea	December 31	28.57	-
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518	Korea	December 31	31.49	-
Samsung-dunamu Innovative IT Technology Investment Trust No. 1	Korea	December 31	22.99	-
Time Robotics New Technology Investment Trust	Korea	December 31	29.86	-
Ascent-welcome Tehcnology Investment Trust No.2	Korea	December 31	27.65	-
Igis General PE Real Estate Investment Trust 517-1 (*6)	Korea	December 31	96.30	-
Consus Osansegyo No.2	Korea	December 31	50.00	-
Mastern General Private Real Estate Investment Trust No.189(Type 1 Beneficiary Securities)	Korea	December 31	32.69	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(a) Investments in associates as of December 31, 2023 and 2022 are as follows (continued):

Shinhan AIM Private Fund of Fund 9-B	Korea	December 31	25.00	-
Shinhan General Private Real Estate Investment Trust No.3	Korea	December 31	20.75	-
NH Absolute Project L General Private Investment Trust	Korea	December 31	26.03	-
Paros Kosdaq Venture General Private Investment Trust No. 5 (*6)	Korea	December 31	66.65	-
Happy Pet Life Care New Technology Investment Association No.2	Korea	December 31	30.00	-
Shinhan-Soo Secondary Investment Association (*6)	Korea	December 31	77.61	-

(*1) The most recent financial statements available are used for the equity method since the financial statements as of December 31, 2023 are not available. Significant trades and events occurred within the period are properly reflected.

(*2) In the course of the rehabilitation process, the shares were acquired through investment conversion. Although voting rights cannot be exercised during the rehabilitation process, normal voting rights are exercised because the rehabilitation process was completed before December 31, 2023. Also, it has been reclassified into the investments in associates.

(*3) As a managing partner, the Group has a significant influence over the investees.

(*4) As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.

(*5) Excluded from the investments in associates due to full or partial disposal of shares, or loss of significant influence.

(*6) Although the ownership percentages are more than 50%, the Group applies the equity method accounting as the Group does not have an ability to participate in the financial and operating policy-making process.

(*7) Although the ownership percentages are less than 20%, the Group applies the equity method accounting since it participates in policy-making processes and therefore can exercise significant influence on investees.

(*8) The rate of Group’s voting rights is 4.65%.

(*9) Although the Group has a significant influence with ownership percentage more than 50%, the contribution was classified as investments in associates as the Group is not exposed to variable returns due to the payment guarantee for the entire investment amount.

(*10) For the year ended December 31, 2023, it is incorporated into the consolidation target as the Group held control due to increased equity ratio.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(b)
Changes in investments in associates for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	30,169	-	920	8,183	-	39,272
Partners 4th Growth Investment Fund		13,542	(13,542)	-	-	-	-
KTB Newlake Global Healthcare PEF		4,309	(3,954)	(355)	-	-	-
Shinhan-Neoplux Energy Newbiz Fund		20,837	-	1,521	-	-	22,358
Shinhan-Albatross tech investment Fund		12,253	(1,500)	4,618	128	-	15,499
KCGI-SingA330-A Private Special Asset Investment Trust		4,232	-	377	-	-	4,609
VOGO Debt Strategy Qualified IV Private		6,085	50	397	-	-	6,532
Shinhan -Midas Dong-A Secondary Fund		4,431	-	(130)	-	-	4,301
ShinHan – Soo Young Entrepreneur Investment Fund No.1		4,414	(864)	1,312	-	-	4,862
Shinhan Praxis K-Growth Global Private Equity Fund		3,691	-	1	-	-	3,692
Kiwoom Milestone Professional Private Real Estate Trust 19 (*1)		3,961	-	(136)	-	(3,825)	-
Shinhan Global Healthcare Fund 1 (*1)		-	-	-	-	-	-
KB NA Hickory Private Special Asset Fund		34,339	(11,436)	1,193	-	-	24,096
Koramco Europe Core Private Placement Real Estate Fund No.2-2		19,236	(919)	482	-	-	18,799
Hermes Private Investment Equity Fund		5,562	(5,562)	-	-	-	-
KDBC-Midas Dong-A Global contents Fund		4,277	-	11	-	-	4,288
Shinhan-Nvestor Liquidity Solution Fund		6,438	(265)	(85)	-	-	6,088
Shinhan AIM FoF Fund 1-A		10,110	(1,653)	1,178	-	-	9,635
IGIS Global Credit Fund 150-1		4,692	(803)	397	-	-	4,286
Partner One Value up I Private Equity Fund		5,144	(5,144)	-	-	-	-
Genesis No.1 Private Equity Fund		59,924	(59,916)	(8)	-	-	-
Korea Omega Project Fund III		3,674	-	22	-	-	3,696
Genesis North America Power Company No.1 PEF		8,118	(4,384)	2,624	-	-	6,358
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		43,244	(10,595)	8,115	-	-	40,764
KOREA FINANCE SECURITY CO., LTD		2,411	-	(169)	1,003	-	3,245
MIEL CO.,LTD. (*1)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		44,821	782	769	-	-	46,372

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2023 and 2022 are as follows

(continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Kiwoom-Shinhan Innovation Fund I	~~W~~	9,441	(1,425)	(162)	-	-	7,854
Midas Asset Global CRE Debt Private Fund No.6		57,029	(8,663)	6,515	-	-	54,881
Samchully Midstream Private Placement Special Asset Fund 5-4		30,624	795	1,744	-	-	33,163
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		24,492	(18,264)	1,026	-	-	7,254
NH-Amundi Global Infrastructure Trust 14		20,975	(3,086)	839	-	-	18,728
Jarvis Memorial Private Investment Trust 1		9,786	(10,642)	856	-	-	-
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		33,357	(683)	2,591	-	-	35,265
Milestone Private Real Estate Fund 3		19,071	563	(2,019)	-	-	17,615
Nomura-Rifa Private Real Estate Investment Trust 31		7,364	-	(475)	-	-	6,889
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		2,969	(2,675)	2,844	-	-	3,138
T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business		3,231	(3,231)	-	-	-	-
FuturePlay-Shinhan TechInnovation Fund 1		6,916	-	931	-	-	7,847
Stonebridge Corporate 1st Fund		3,622	-	520	-	-	4,142
Vogo Realty Partners Private Real Estate Fund V		10,915	(378)	255	-	-	10,792
Korea Credit Bureau		5,039	(90)	1,789	-	-	6,738
Goduck Gangil1 PFV Co., Ltd.		60	-	120	-	-	180
SBC PFV Co., Ltd.		28,468	3,750	(1,444)	-	-	30,774
NH-amundi global infra private fund 16		56,211	(1,299)	(4,260)	-	-	50,652
IMM Global Private Equity Fund		147,384	(147,384)	-	-	-	-
SH BNCT Professional Investment Type Private Special Asset Investment Trust		263,052	(32,093)	13,813	-	-	244,772
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		22,683	(5,882)	1,309	-	-	18,110
Sparklabs-Shinhan Opportunity Fund 1		4,631	(1,137)	420	-	-	3,914
BNW Tech-Innovation Private Equity Fund		5,833	(5,833)	-	-	-	-
IGIS Real-estate Private Investment Trust No.33		14,552	(360)	1,079	-	-	15,271
WWG Global Real Estate Investment Trust no.4		10,331	(10,795)	464	-	-	-
Goduck Gangil10 PFV Co., Ltd.		3,236	-	1,845	-	-	5,081

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2023 and 2022 are as follows

(continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Fidelis Global Private Real Estate Trust No.2	~~W~~	21,945	-	(9,925)	-	(11,469)	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		48,427	(5,864)	6,056	-	-	48,619
Shinhan Global Healthcare Fund 2 (*1)		-	-	-	-	-	-
Shinhan AIM Real Estate Fund No.2		25,243	-	1,435	-	-	26,678
Shinhan AIM Real Estate Fund No.1		44,642	6,586	645	-	-	51,873
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		32,627	(916)	3,070	-	-	34,781
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		19,296	3	754	-	-	20,053
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		24,598	(7,618)	536	-	-	17,516
Korea Omega-Shinhan Project Fund I		10,022	-	1,608	-	-	11,630
Samsung SRA Real Estate Professional Private 45[FoFs]		21,650	8,487	1,295	-	-	31,432
IBK Global New Renewable Energy Special Asset Professional Private2		33,412	(2,303)	1,187	-	-	32,296
VS Cornerstone Fund		3,335	-	(55)	-	-	3,280
Aone Mezzanine Opportunity Professional Private		5,009	(5,072)	63	-	-	-
NH-Amundi US Infrastructure Private Fund2		31,941	(4,395)	2,179	-	-	29,725
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		6,332	(4,360)	341	-	-	2,313
Kakao-Shinhan 1st TNYT Fund		21,330	-	(1,464)	-	-	19,866
Pacific Private Placement Real Estate Fund No.40		11,622	(748)	750	-	-	11,624
Mastern Private Real Estate Loan Fund No.2		6,387	(3,679)	332	-	-	3,040
LB Scotland Amazon Fulfillment Center Fund 29		29,637	(1,753)	3,044	-	-	30,928
JR AMC Hungary Budapest Office Fund 16		12,457	(773)	1,003	-	-	12,687
EDNCENTRAL Co.,Ltd. (*1)		-	-	-	-	-	-
Future-Creation Neoplux Venture Capital Fund		4,251	(889)	(682)	-	-	2,680
Gyeonggi-Neoplux Superman Fund		5,467	-	(411)	-	-	5,056
NewWave 6th Fund		13,540	-	176	-	-	13,716

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2023 and 2022 are as follows

(continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Neoplux No.3 Private Equity Fund	~~W~~	20,454	(4)	(1,469)	-	-	18,981
PCC Amberstone Private Equity Fund I		18,785	(2,425)	898	-	-	17,258
KIAMCO POWERLOAN TRUST 4TH		43,524	(2,306)	3,881	-	-	45,099
Mastern Opportunity Seeking Real Estate Fund II		14,710	(4,029)	2,454	-	-	13,135
AION ELFIS PROFESSIONAL PRIVATE 1		3,566	(3,376)	(190)	-	-	-
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		5,709	(7,843)	2,134	-	-	-
Neoplux Market-Frontier Secondary Fund		13,960	(3,673)	140	-	-	10,427
Harvest Private Equity Fund II		3,139	(26)	(135)	-	-	2,978
Synergy Green New Deal 1st New Technology Business Investment Fund		10,632	(145)	(172)	-	-	10,315
KIAMCO Vietnam Solar Special Asset Private Investment Trust		6,727	(220)	329	-	-	6,836
SHINHAN-NEO Core Industrial Technology Fund		9,409	-	4,207	-	-	13,616
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		25,024	(2,542)	874	-	-	23,356
SIMONE Mezzanine Fund No.3		3,017	(1,965)	150	-	-	1,202
Eum Private Equity Fund No.7		9,170	-	(4)	-	-	9,166
Kiwoom Hero No.4 Private Equity Fund		3,517	-	(75)	-	-	3,442
Vogo Canister Professional Trust Private Fund I		46,329	(3,075)	2,617	-	-	45,871
SW-S Fund		7,248	(11,177)	3,929	-	-	-
CL Buyout 1st PEF		12,842	(20,216)	7,374	-	-	-
Timefolio The Venture-V second		4,096	-	1,705	-	-	5,801

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2023 and 2022 are as follows

(continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Newlake Growth Capital Partners2 PEF	~~W~~	12,496	(12,496)	-	-	-	-
Shinhan Smilegate Global PEF I		3,771	-	30	-	-	3,801
Genesis Eco No.1 PEF		11,418	-	(199)	-	-	11,219
SHINHAN-NEO Market-Frontier 2nd Fund		34,420	4,270	(6,020)	-	-	32,670
NH-Synergy Core Industrial New Technology Fund		6,377	-	62	-	-	6,439
J& Moorim Jade Investment Fund		5,434	(787)	273	-	-	4,920
Helios-KDBC Digital Contents 1st		3,356	(1,457)	357	-	-	2,256
Ulmus SHC innovation investment fund		4,886	-	657	-	-	5,543
Mirae Asset Partners X Private Equity Fund		7,792	(7,792)	-	-	-	-
T Core Industrial Technology 1st Venture PEF		4,529	-	(275)	-	-	4,254
Curious Finale Corporate Recovery Private Equity Fund		3,591	(3,636)	45	-	-	-
Fine Value POST IPO No.5 Private Equity Fund		2,270	-	1,496	-	-	3,766
TI First Property Private Investment Trust 1		3,127	(203)	178	-	-	3,102
MPLUS Professional Private Real Estate Fund 25		4,231	-	(1,873)	-	-	2,358
IBKC Global Contents Investment Fund		4,552	-	149	-	-	4,701
Premier Luminous Private Equity Fund		8,966	(12,439)	3,473	-	-	-
Hanyang-Meritz 1 Fund		3,466	(689)	204	-	-	2,981
Kiwoom-Shinhan Innovation Fund 2		11,271	(4,434)	2,328	-	-	9,165
ETRI Holdings-Shinhan 1st Unicorn Fund		1,895	1,500	(100)	-	-	3,295
Maple Mobility Fund		16,859	(16,859)	-	-	-	-
SJ ESG Innovative Growth Fund		4,197	-	1	-	-	4,198
AVES 1st Corporate Recovery Private Equity Fund		5,057	-	(289)	-	-	4,768
JS Shinhan Private Equity Fund		4,953	-	(20)	-	-	4,933
NH Kyobo AI Solution Investment Fund		3,288	(4,138)	850	-	-	-
Daishin Newgen New Technology Investment Fund 1st		5,704	-	378	-	-	6,082
META ESG Private Equity Fund I		5,857	-	(86)	-	-	5,771
SWFV FUND-1		9,128	(9,433)	305	-	-	-
PHAROS DK FUND		3,835	(1,413)	40	-	-	2,462

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2023 and 2022 are as follows

(continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan VC tomorrow venture fund 1	~~W~~	26,926	18,258	26	-	-	45,210
Highland 2021-8 Fund		4,826	(5,366)	540	-	-	-
H-IOTA Fund		9,623	(239)	140	-	-	9,524
Stonebridge-Shinhan Unicorn Secondary Fund		6,082	2,924	(1,579)	-	-	7,427
Tres-Yujin Trust		10,004	-	355	-	-	10,359
Shinhan-Time mezzanine blind Fund		13,312	-	809	-	-	14,121
Capstone REITs No.26		3,852	(300)	2,198	-	-	5,750
JB Incheon-Bucheon REITS No.54		4,989	-	(11)	-	-	4,978
Hankook Smart Real Asset Investment Trust No.3		6,993	-	675	-	-	7,668
JB Hwaseong-Hadong REITs No.53		4,991	-	(8)	-	-	4,983
KB Oaktree Trust No.3		8,605	(771)	834	-	-	8,668
Daehan No.36 Office Asset Management Company		22,058	-	424	-	-	22,482
Rhinos Premier Mezzanine Private Investment Fund No.1		2,873	-	183	-	-	3,056
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		57,334	3,369	2,066	-	-	62,769
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		40,571	36	827	-	-	41,434
SKS-Yozma Fund No.1		6,599	(4,140)	996	-	-	3,455
IBKC-METIS Global Contents Investment Fund		4,550	(3,921)	(629)	-	-	-
Keistone Unicorn Private Equity Fund		6,249	(6,249)	-	-	-	-
KB Distribution Private Real Estate 3-1		26,651	-	(675)	-	-	25,976
Pacific Private Investment Trust No.49-1		28,641	-	(1,264)	-	-	27,377
KIWOOM Real estate private placement fund for normal investors No. 31		8,558	(518)	518	-	-	8,558
RIFA Real estate private placement fund for normal investoes No. 51		5,726	(340)	345	-	-	5,731
Fivetree general private equity fund No.15		12,281	(489)	780	-	-	12,572
Shinhan-Kunicorn first Fund		9,831	-	(205)	-	-	9,626
Harvest Fund No.3		15,854	(15,854)	-	-	-	-
Shinhan-Quantum Startup Fund		1,119	3,000	(133)	-	-	3,986
Shinhan Simone Fund Ⅰ		4,796	-	41	-	-	4,837
Korea Investment develop seed Trust No.1		10,242	(901)	191	-	-	9,532
Tiger Green alpha Trust No.29		26,806	(588)	2,355	-	-	28,573
STIC ALT Global II Private Equity Fund		9,859	(218)	(137)	-	-	9,504
NH-Brain EV Fund		11,592	-	(467)	-	-	11,125
DDI LVC Master Real Estate Investment Trust Co., Ltd.		6,405	450	(272)	-	-	6,583
Leverent-Frontier 4th Venture PEF		2,964	-	330	-	-	3,294
Find-Green New Deal 2nd Equity Fund		4,508	-	(43)	-	-	4,465
ShinhanFitrin 1st Technology Business Investment Association		4,437	-	82	-	-	4,519
PARATUS No.3 Private Equity Fund		4,936	(4,936)	-	-	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2023 and 2022 are as follows

(continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Golden Route 2nd Startup Venture Specialized Private Equity Fund	~~W~~	3,003	(3,003)	-	-	-	-
Koramco Private Real Estate Fund 143		3,030	3,636	1	-	-	6,667
Korea Investment Top Mezzanine Private Real Esate Trust No.1		9,885	(1,169)	1,300	-	-	10,016
LB YoungNam Logistics Private Trust No.40		9,748	(600)	634	-	-	9,782
Shinhan-Cognitive Start-up Fund L.P.		9,953	(5,052)	428	-	-	5,329
IGEN2022 No.1 private Equity Fund		9,045	(9,045)	-	-	-	-
Cornerstone J&M Fund I		3,561	-	(73)	-	-	3,488
Logisvalley Shinhan REIT Co.,Ltd.		3,804	-	(206)	-	-	3,598
DA Value-Honest New Technology Investment Fund 1		2,663	(1,145)	2,581	-	-	4,099
KDB Investment Global Healthcare Private Equity Fund I		34,468	(34,468)	-	-	-	-
Shinhan-Ji and Tec Smart Innovation Fund		2,587	7,800	(410)	-	-	9,977
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		1,776	5,400	(208)	-	-	6,968
Korea Investment Green Newdeal Infra Trust No.1		5,714	4,537	6	-	-	10,257
BTS 2nd Private Equity Fund		3,772	2,860	(290)	-	-	6,342
Shinhan Global Active REIT Co.Ltd.		19,222	(69)	(156)	-	-	18,997
NH-J&-IBKC Label Technology Fund		9,866	-	(119)	-	-	9,747
Hanyang Time Mezzanine Fund		3,000	-	12	-	-	3,012
IMM Global Venture Opportunity, LP		3,115	(3,115)	-	-	-	-
Shinhan-isquare Venture PEF 1		497	4,000	(211)	-	-	4,286
Capstone Develop Frontier Trust		6,857	(565)	1,255	-	-	7,547
Nextrade Co., Ltd.		9,700	-	-	-	-	9,700
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1 (*2)		3,011	(3,011)	-	-	-	-
SH 1.5years Maturity Investment Type Security Investment Trust No.2		4,601	-	234	-	-	4,835
Eventus-IBKC LIB Fund		6,035	-	597	-	-	6,632
NH-Daishin-Kyobo healthcare 1 Fund		3,948	(3,948)	-	-	-	-
IBKC-Behigh Fund 1st		3,268	-	(49)	-	-	3,219
Nautic Green Innovation ESG Co-investment No.1 Private Equity Fund		3,956	(3,956)	-	-	-	-
ON No.1 Private Equity Fund		5,362	-	(41)	-	-	5,321
Digital New Deal Kappa Private Equity Fund		4,946	-	(101)	-	-	4,845
IBKCJS New Technology Fund No.1		-	5,000	1,130	-	-	6,130
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		-	10,000	(197)	-	-	9,803
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		-	11,014	999	-	-	12,013
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38		-	3,000	171	-	-	3,171
TogetherKorea Private Investment Trust No. 6		-	5,122	148	-	-	5,270
TogetherKorea Private Investment Trust No. 7		-	5,122	148	-	-	5,270
Kiwoom Core Industrial Technology Investment Fund No.3		-	4,000	180	-	-	4,180

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2023 and 2022 are as follows

(continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Penture K-Content Investment Fund	~~W~~	-	6,000	(378)	-	-	5,622
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		-	7,838	131	-	-	7,969
Hana Alternative Investment Kosmes PCBO General PEF No. 1		-	4,740	367	-	-	5,107
Shinhan-timefolio Bio Development Investment Fund		-	6,000	(73)	-	-	5,927
Shinhan M&A-ESG Fund		-	4,354	(185)	-	-	4,169
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd. -		-	9,565	1,009	-	-	10,574
KDBC meta-enter New Technology investment fund		-	7,000	(60)	-	-	6,940
Shinhan Time Secondary Blind New Technology Investment Trust		-	4,750	4	-	-	4,754
Shinhan DS Secondary Investment Fund		-	1,815	5,662	-	-	7,477
Shinhan-openwater pre-IPO Investment Trust 1		-	5,000	(27)	-	-	4,973
Shinhan-Eco Venture Fund 2nd		-	3,650	(40)	-	-	3,610
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1		-	3,200	(46)	-	-	3,154
Hantoo Shinhan Lake K-beauty Technology Investment Trust		-	10,000	(31)	-	-	9,969
Shinhan HB Wellness 1st Investment Trust		-	5,000	(8)	-	-	4,992
Korea real Asset Fund No.3		-	9,370	(55)	-	-	9,315
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518		-	23,900	(769)	-	-	23,131
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		-	4,000	536	-	-	4,536
Time Robotics New Technology Investment Trust		-	4,000	(34)	-	-	3,966
Ascent-welcome Tehcnology Investment Trust No.2		-	9,000	(229)	-	-	8,771
Igis General PE Real Estate Investment Trust 517-1		-	52,000	(264)	-	-	51,736
Consus Osansegyo No.2		-	8,000	104	-	-	8,104
Mastern General Private Real Estate Investment Trust No.189 (Type 1 Beneficiary Securities)		-	8,500	(678)	-	-	7,822
Shinhan AIM Private Fund of Fund 9-B		-	23,036	982	-	-	24,018
Shinhan General Private Real Estate Investment Trust No.3		-	7,721	117	-	-	7,838
NH Absolute Project L General Private Investment Trust		-	4,488	405	-	-	4,893
Paros Kosdaq Venture General Private Investment Trust No. 5		-	6,000	(6)	-	-	5,994
Happy Pet Life Care New Technology Investment Association No.2		-	3,000	456	-	-	3,456
Shinhan-Soo Secondary Investment Association		-	5,250	(1)	-	-	5,249
Others		225,498	(39,576)	4,942	424	(289)	190,999
	~~W~~	2,904,474	(331,686)	125,088	9,738	(15,583)	2,692,031

(*1) The Group has stopped recognizing its equity method income or loss due to the carrying amount of ‘0’ resulting from the investees’ cumulative loss.

(*2) For the year ended December 31, 2023 it is incorporated into the consolidation target as the Group held control due to increased equity ratio.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2023 and 2022 are as follows

(continued):

		December 31, 2022
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	44,022	-	(1,774)	(12,079)	-	30,169
Songrim Partners		-	-	-	-	-	-
Partners 4th Growth Investment Fund		13,033	(1,714)	6,917	(4,694)	-	13,542
KTB Newlake Global Healthcare PEF		9,412	(5,832)	729	-	-	4,309
Shinhan-Neoplux Energy Newbiz Fund		16,032	(391)	5,196	-	-	20,837
Shinhan-Albatross tech investment Fund		10,389	(1,800)	3,792	(128)	-	12,253
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		-	676	34	-	3,522	4,232
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		-	1,471	-	-	255	1,726
VOGO Debt Strategy Qualified IV Private		7,179	(1,433)	339	-	-	6,085
Shinhan -Midas Dong-A Secondary Fund		3,951	(1,025)	1,505	-	-	4,431
ShinHan – Soo Young Entrepreneur Investment Fund No.1		4,226	-	188	-	-	4,414
Shinhan Praxis K-Growth Global Private Equity Fund		7,761	(8,512)	4,442	-	-	3,691
Kiwoom Milestone Professional Private Real Estate Trust 19		5,253	-	(150)	-	(1,142)	3,961
AIP EURO Green Private Real Estate Trust No.3		29,703	(29,008)	(695)	-	-	-
Shinhan Global Healthcare Fund 1 (*1)		-	-	-	-	-	-
KB NA Hickory Private Special Asset Fund		34,376	(1,545)	1,508	-	-	34,339
Koramco Europe Core Private Placement Real Estate Fund No.2-2		19,492	(464)	208	-	-	19,236
Shinhan EZ General Insurance Co., Ltd. (*2)		3,354	(3,181)	(182)	9	-	-
Hermes Private Investment Equity Fund		9,782	-	(4,220)	-	-	5,562
KDBC-Midas Dong-A Global contents Fund		2,955	-	1,322	-	-	4,277
Shinhan-Nvestor Liquidity Solution Fund		5,338	700	400	-	-	6,438
Shinhan AIM FoF Fund 1-A		9,156	51	903	-	-	10,110
IGIS Global Credit Fund 150-1		5,402	(1,267)	557	-	-	4,692
Partner One Value up I Private Equity Fund		7,891	-	(2,747)	-	-	5,144
Genesis No.1 Private Equity Fund		55,533	408	3,983	-	-	59,924
Korea Omega Project Fund III		4,290	-	(616)	-	-	3,674
Soo Delivery Platform Growth Fund		5,873	(6,093)	220	-	-	-
Genesis North America Power Company No.1 PEF		13,736	(12,629)	7,011	-	-	8,118
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		41,549	12,056	(10,361)	-	-	43,244
MIEL CO.,LTD. (*1)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		34,688	5,527	4,606	-	-	44,821
E&Healthcare Investment Fund No.6		6,866	(3,190)	(3,079)	-	-	597
One Shinhan Global Fund 1		3,773	-	(1,183)	-	(642)	1,948

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2023 and 2022 are as follows

(continued):

		December 31, 2022
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Kiwoom-Shinhan Innovation Fund I	~~W~~	11,731	(1,500)	(790)	-	-	9,441
Daishin-K&T New Technology Investment Fund		7,991	(7,430)	(561)	-	-	-
Midas Asset Global CRE Debt Private Fund No.6		48,305	5,873	2,851	-	-	57,029
Samchully Midstream Private Placement Special Asset Fund 5-4		27,471	5,033	(1,880)	-	-	30,624
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		25,204	(912)	200	-	-	24,492
NH-Amundi Global Infrastructure Trust 14		18,301	1,714	960	-	-	20,975
Jarvis Memorial Private Investment Trust 1		10,109	(700)	377	-	-	9,786
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		33,153	(22)	226	-	-	33,357
Milestone Private Real Estate Fund 3		18,544	(201)	728	-	-	19,071
Nomura-Rifa Private Real Estate Investment Trust 31		7,902	(607)	69	-	-	7,364
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		10,236	(5,292)	(1,975)	-	-	2,969
T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business		2,864	-	367	-	-	3,231
Cape IT Fund No.3		10,065	(10,580)	515	-	-	-
FuturePlay-Shinhan TechInnovation Fund 1		7,149	-	(233)	-	-	6,916
Stonebridge Corporate 1st Fund		2,964	-	658	-	-	3,622
Vogo Realty Partners Private Real Estate Fund V		10,766	(638)	787	-	-	10,915
Korea Credit Bureau		7,695	-	(2,656)	-	-	5,039
Goduck Gangil1 PFV Co., Ltd.		-	-	60	-	-	60
SBC PFV Co., Ltd.		29,586	-	(1,118)	-	-	28,468
NH-amundi global infra private fund 16		52,008	(15,362)	19,565	-	-	56,211
IMM Global Private Equity Fund		118,615	19,045	9,724	-	-	147,384
HANA Alternative Eastate Professional Private122		29,489	(28,570)	(918)	-	-	1
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7		49,899	(50,540)	641	-	-	-
SH BNCT Professional Investment Type Private Special Asset Investment Trust		282,199	(24,838)	5,691	-	-	263,052
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		28,312	(6,937)	1,308	-	-	22,683
Sparklabs-Shinhan Opportunity Fund 1		4,640	(826)	817	-	-	4,631
BNW Tech-Innovation Private Equity Fund		5,881	-	(48)	-	-	5,833
IGIS Real-estate Private Investment Trust No.33		13,884	(715)	1,383	-	-	14,552
WWG Global Real Estate Investment Trust no.4		10,644	(659)	346	-	-	10,331
Goduck Gangil10 PFV Co., Ltd.		-	-	3,236	-	-	3,236

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2023 and 2022 are as follows

(continued):

		December 31, 2022
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Fidelis Global Private Real Estate Trust No.2	~~W~~	19,773	2,183	(11)	-	-	21,945
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		49,217	(5,640)	4,850	-	-	48,427
Shinhan Global Healthcare Fund 2 (*1)		-	-	-	-	-	-
Pebblestone CGV Private Real Estate Trust No.1		13,710	(13,971)	261	-	-	-
SH Corporate Professional Investment Type Private Security Investment Trust No.45		173,955	(173,955)	-	-	-	-
Shinhan AIM Real Estate Fund No.2		23,275	3,346	(1,378)	-	-	25,243
Shinhan AIM Real Estate Fund No.1		44,312	(2,176)	2,506	-	-	44,642
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		32,948	(915)	594	-	-	32,627
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		20,550	6	(1,260)	-	-	19,296
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		18,855	5,114	629	-	-	24,598
Korea Omega-Shinhan Project Fund I		7,244	2,000	778	-	-	10,022
ST-Bonanja Food tech		3,359	(621)	(107)	-	-	2,631
Samsung SRA Real Estate Professional Private 45[FoFs]		12,880	5,279	3,491	-	-	21,650
IBK Global New Renewable Energy Special Asset Professional Private2		31,887	(2,516)	4,041	-	-	33,412
VS Cornerstone Fund		3,410	-	(75)	-	-	3,335
Aone Mezzanine Opportunity Professional Private		9,540	(5,084)	553	-	-	5,009
NH-Amundi US Infrastructure Private Fund2		27,024	2,446	2,471	-	-	31,941
KB Distribution Private Real Estate1		30,694	(30,694)	-	-	-	-
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		13,016	(7,291)	607	-	-	6,332
Kakao-Shinhan 1st TNYT Fund		14,497	-	6,833	-	-	21,330
IMM Special Situation 1-2 PRIVATE EQUITY FUND		11,593	(8,690)	(300)	-	-	2,603
Pacific Private Placement Real Estate Fund No.40		11,598	(748)	772	-	-	11,622
Mastern Private Real Estate Loan Fund No.2		7,491	(1,359)	255	-	-	6,387
LB Scotland Amazon Fulfillment Center Fund 29		31,268	(2,189)	558	-	-	29,637
JR AMC Hungary Budapest Office Fund 16		12,140	(821)	1,138	-	-	12,457
EDNCENTRAL Co.,Ltd. (*1)		-	-	-	-	-	-
Future-Creation Neoplux Venture Capital Fund		3,017	-	1,234	-	-	4,251
Gyeonggi-Neoplux Superman Fund		7,878	(1,195)	(1,216)	-	-	5,467
NewWave 6th Fund		14,455	-	(915)	-	-	13,540
KTC-NP Growth Champ 2011-2 Private Equity Fund		3,990	(2,490)	(293)	-	-	1,207

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2023 and 2022 are as follows

(continued):

		December 31, 2022
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Neoplux No.3 Private Equity Fund	~~W~~	22,601	(2)	(2,145)	-	-	20,454
PCC Amberstone Private Equity Fund I		22,790	(2,509)	(1,496)	-	-	18,785
KIAMCO POWERLOAN TRUST 4TH		45,301	(2,305)	528	-	-	43,524
Mastern Opportunity Seeking Real Estate Fund II		21,317	(6,457)	(150)	-	-	14,710
AION ELFIS PROFESSIONAL PRIVATE 1		4,422	232	(1,088)	-	-	3,566
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		4,360	(1,732)	3,081	-	-	5,709
Neoplux Market-Frontier Secondary Fund		11,313	(653)	3,300	-	-	13,960
Harvest Private Equity Fund II		3,481	(159)	(183)	-	-	3,139
Synergy Green New Deal 1st New Technology Business Investment Fund		9,684	(146)	1,094	-	-	10,632
KAIM Real-estate Private Investment Trust 20		5,048	(4,176)	315	-	-	1,187
KIAMCO Vietnam Solar Special Asset Private Investment Trust		7,527	(2,019)	1,219	-	-	6,727
Daishin New Technology Investment Fund 5th		4,439	(844)	(1,165)	-	-	2,430
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		3,247	(3,806)	559	-	-	-
Acurus Hyundai Investment Partners New Technology		4,714	(3,979)	(735)	-	-	-
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		63,944	(60,279)	-	(3,665)	-	-
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2		63,944	(60,279)	-	(3,665)	-	-
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		14,778	(14,778)	-	-	-	-
SHINHAN-NEO Core Industrial Technology Fund		5,691	3,960	(242)	-	-	9,409
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		27,243	(2,559)	340	-	-	25,024
SIMONE Mezzanine Fund No.3		3,054	4	(41)	-	-	3,017
Eum Private Equity Fund No.7		7,873	(86)	1,383	-	-	9,170
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		7,594	(4,870)	(2,724)	-	-	-
Kiwoom Hero No.4 Private Equity Fund		4,305	-	(788)	-	-	3,517
Vogo Canister Professional Trust Private Fund I		41,072	2,103	3,154	-	-	46,329
SW-S Fund		6,724	-	524	-	-	7,248
CL Buyout 1st PEF		13,791	273	(1,222)	-	-	12,842
Timefolio The Venture-V second		4,572	-	(476)	-	-	4,096

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2023 and 2022 are as follows

(continued):

		December 31, 2022
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Newlake Growth Capital Partners2 PEF	~~W~~	12,921	(177)	(248)	-	-	12,496
Shinhan Smilegate Global PEF I		3,336	(1,828)	2,263	-	-	3,771
Fount Professional Investors Private Investment Trust No.3		5,197	(5,197)	-	-	-	-
Genesis Eco No.1 PEF		11,130	195	93	-	-	11,418
SHINHAN-NEO Market-Frontier 2nd Fund		24,606	8,540	1,274	-	-	34,420
NH-Synergy Core Industrial New Technology Fund		6,437	-	(60)	-	-	6,377
J& Moorim Jade Investment Fund		5,540	(385)	279	-	-	5,434
Helios-KDBC Digital Contents 1st		1,695	1,720	(59)	-	-	3,356
Ulmus SHC innovation investment fund		5,192	-	(306)	-	-	4,886
Mirae Asset Partners X Private Equity Fund		7,858	-	(66)	-	-	7,792
T Core Industrial Technology 1st Venture PEF		4,535	-	(6)	-	-	4,529
Curious Finale Corporate Recovery Private Equity Fund		3,690	(245)	146	-	-	3,591
TI First Property Private Investment Trust 1		3,055	(101)	173	-	-	3,127
MPLUS Professional Private Real Estate Fund 25		3,290	655	286	-	-	4,231
IBKC Global Contents Investment Fund		4,943	-	(391)	-	-	4,552
Nautic Smart No.6 Private Equity Fund		3,974	(3,752)	956	-	-	1,178
Premier Luminous Private Equity Fund		6,991	(2,314)	4,289	-	-	8,966
Hanyang-Meritz 1 Fund		3,483	-	(17)	-	-	3,466
KNT 2ND PRIVATE EQUITY FUND		4,157	(3,000)	(207)	-	-	950
Kiwoom-Shinhan Innovation Fund 2		2,677	9,000	(406)	-	-	11,271
Maple Mobility Fund		8,683	91	8,085	-	-	16,859
SJ ESG Innovative Growth Fund		2,998	-	1,199	-	-	4,197
AVES 1st Corporate Recovery Private Equity Fund		4,736	-	321	-	-	5,057
JS Shinhan Private Equity Fund		5,037	-	(84)	-	-	4,953
NH Kyobo AI Solution Investment Fund		2,973	-	315	-	-	3,288
Daishin Newgen New Technology Investment Fund 1st		12,169	(2,277)	(4,188)	-	-	5,704
META ESG Private Equity Fund I		5,677	-	180	-	-	5,857
SWFV FUND-1		9,646	-	(518)	-	-	9,128
PHAROS DK FUND		3,949	-	(114)	-	-	3,835

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2023 and 2022 are as follows

(continued):

		December 31, 2022
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan VC tomorrow venture fund 1	~~W~~	9,042	18,226	(342)	-	-	26,926
Highland 2021-8 Fund		4,899	-	(73)	-	-	4,826
H-IOTA Fund		9,728	(88)	(17)	-	-	9,623
Stonebridge-Shinhan Unicorn Secondary Fund		2,074	4,160	(152)	-	-	6,082
Tres-Yujin Trust		9,995	(546)	555	-	-	10,004
Shinhan-Time mezzanine blind Fund		14,942	-	(1,630)	-	-	13,312
Capstone REITs No.26		4,395	(300)	(243)	-	-	3,852
JB Incheon-Bucheon REITS No.54		4,999	-	(10)	-	-	4,989
Hankook Smart Real Asset Investment Trust No.3		4,342	2,195	456	-	-	6,993
JB Hwaseong-Hadong REITs No.53		4,999	-	(8)	-	-	4,991
KB Oaktree Trust No.3		3,159	5,376	70	-	-	8,605
Daehan No.36 Office Asset Management Company		21,500	(635)	1,193	-	-	22,058
Rhinos Premier Mezzanine Private Investment Fund No.1		3,005	-	(132)	-	-	2,873
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		19,903	35,762	1,669	-	-	57,334
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		40,105	(795)	1,261	-	-	40,571
SKS-Yozma Fund No.1		5,945	-	654	-	-	6,599
IBKC-METIS Global Contents Investment Fund		4,000	-	550	-	-	4,550
Keistone Unicorn Private Equity Fund		6,300	-	(51)	-	-	6,249
KB Distribution Private Real Estate 3-1		-	24,000	2,651	-	-	26,651
Pacific Private Investment Trust No.49-1		-	28,000	641	-	-	28,641
KIWOOM Real estate private placement fund for normal investors No. 31		-	8,474	84	-	-	8,558
RIFA Real estate private placement fund for normal investoes No. 51		-	5,650	76	-	-	5,726
Fivetree general private equity fund No.15		-	11,995	286	-	-	12,281
Shinhan-Kunicorn first Fund		-	10,000	(169)	-	-	9,831
Harvest Fund No.3		-	13,000	2,854	-	-	15,854
Shinhan Simone Fund Ⅰ		-	5,000	(204)	-	-	4,796
Korea Investment develop seed Trust No.1		-	9,562	680	-	-	10,242
Tiger Green alpha Trust No.29		-	26,180	626	-	-	26,806
STIC ALT Global II Private Equity Fund		-	10,000	(141)	-	-	9,859
NH-Brain EV Fund		-	13,000	(1,408)	-	-	11,592
DDI LVC Master Real Estate Investment Trust Co., Ltd.		-	6,625	(220)	-	-	6,405
Find-Green New Deal 2nd Equity Fund		-	4,549	(41)	-	-	4,508
ShinhanFitrin 1st Technology Business Investment Association		-	4,850	(413)	-	-	4,437
PARATUS No.3 Private Equity Fund		-	5,000	(64)	-	-	4,936

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2023 and 2022 are as follows

(continued):

		December 31, 2022
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Golden Route 2nd Startup Venture Specialized Private Equity Fund	~~W~~	-	3,000	3	-	-	3,003
Koramco Private Real Estate Fund 143		-	3,030	-	-	-	3,030
Korea Investment Top Mezzanine Private Real Estate Trust No.1		-	8,884	1,001	-	-	9,885
LB YoungNam Logistics Private Trust No.40		-	9,706	42	-	-	9,748
Shinhan-Cognitive Start-up Fund L.P.		-	9,200	753	-	-	9,953
IGEN2022 No.1 private Equity Fund		-	8,280	765	-	-	9,045
Cornerstone J&M Fund I		-	3,600	(39)	-	-	3,561
Logisvalley Shinhan REIT Co.,Ltd.		-	3,880	(60)	(16)	-	3,804
KDB Investment Global Healthcare Private Equity Fund I		-	35,000	(532)	-	-	34,468
Korea Investment Green Newdeal Infra Trust No.1		-	5,734	(20)	-	-	5,714
BTS 2nd Private Equity Fund		-	3,934	(162)	-	-	3,772
Shinhan Global Active REIT Co.Ltd.		-	19,900	(678)	-	-	19,222
NH-J&-IBKC Label Technology Fund		-	9,976	(110)	-	-	9,866
IMM Global Venture Opportunity, LP		-	3,115	-	-	-	3,115
Capstone Develop Frontier Trust		-	6,857	-	-	-	6,857
Nextrade Co., Ltd.		-	9,700	-	-	-	9,700
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1		-	3,000	11	-	-	3,011
SH 1.5years Maturity Investment Type Security Investment Trust No.2		-	4,600	1	-	-	4,601
Eventus-IBKC LIB Fund		-	7,000	(965)	-	-	6,035
NH-Daishin-Kyobo healthcare 1 Fund		-	4,000	(52)	-	-	3,948
IBKC-Behigh Fund 1st		-	3,300	(32)	-	-	3,268
Nautic Green Innovation ESG Co-investment No.1 Private Equity Fund		-	4,000	(44)	-	-	3,956
ON No.1 Private Equity Fund		-	6,000	(638)	-	-	5,362
Digital New Deal Kappa Private Equity Fund		-	5,000	(54)	-	-	4,946
Others		170,811	50,920	12,089	-	(3,598)	230,222
	~~W~~	2,913,745	(105,125)	121,697	(24,238)	(1,605)	2,904,474

(*1) The Group has stopped recognizing its equity method income or loss due to the carrying amount of ‘0’ resulting from the investees’ cumulative loss.

(*2) For the year ended December 31, 2022, it is incorporated into the consolidation target as the Group held control due to increased equity ratio and BNP Paribas Cardif General Insurance, Ltd. Has changed its name to Shinhan EZ General Insurance Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	2,937,652	2,675,629	49,330	(17,674)	54,555	36,881
Shinhan-Neoplux Energy Newbiz Fund		72,503	1,883	10,434	4,802	-	4,802
Shinhan-Albatross tech investment Fund		31,296	295	10,919	9,109	383	9,492
KCGI-SingA330-A Private Special Asset Investment Trust		19,299	1	1,579	1,578	-	1,578
VOGO Debt Strategy Qualified IV Private		32,674	15	4,003	1,987	-	1,987
Shinhan -Midas Dong-A Secondary Fund		8,603	-	-	(259)	-	(259)
ShinHan – Soo Young Entrepreneur Investment Fund No.1		20,511	252	5,702	5,467	-	5,467
Shinhan Praxis K-Growth Global Private Equity Fund		26,097	1	5	2	-	2
Kiwoom Milestone Professional Private Real Estate Trust 19		-	38,867	756	(311)	-	(311)
Shinhan Global Healthcare Fund 1		39	3,507	-	(1)	-	(1)
KB NA Hickory Private Special Asset Fund		64,327	70	4,636	(9,995)	-	(9,995)
Koramco Europe Core Private Placement Real Estate Fund No.2-2		44,606	1,899	1,255	(2,601)	-	(2,601)
KDBC-Midas Dong-A Global contents Fund		18,500	62	71	45	-	45
Shinhan-Nvestor Liquidity Solution Fund		24,720	289	173	(342)	-	(342)
Shinhan AIM FoF Fund 1-A		38,571	29	12,279	4,713	-	4,713
IGIS Global Credit Fund 150-1		17,155	12	2,224	1,586	-	1,586
Korea Omega Project Fund III		15,709	-	148	95	-	95
Genesis North America Power Company No.1 PEF		15,989	1,487	2,904	2,523	-	2,523
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		174,702	-	42,498	34,779	-	34,779
KOREA FINANCE SECURITY CO., LTD		36,392	14,629	48,995	(1,136)	-	(1,136)
MIEL CO.,LTD.		422	565	36	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		130,174	373	4,237	(38,058)	-	(38,058)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2023 and 2022 are as follows (continued):

		December 31, 2023
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Kiwoom-Shinhan Innovation Fund I	~~W~~	16,081	373	1,531	(325)	-	(325)
Midas Asset Global CRE Debt Private Fund No.6		138,202	1,352	18,827	15,828	-	15,828
Samchully Midstream Private Placement Special Asset Fund 5-4		77,296	28	15,914	4,186	-	4,186
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		36,283	10	5,351	5,130	-	5,130
NH-Amundi Global Infrastructure Trust 14		62,431	2	10,567	2,796	-	2,796
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		58,814	38	12,899	4,319	-	4,319
Milestone Private Real Estate Fund 3		54,945	-	5,117	(7,989)	-	(7,989)
Nomura-Rifa Private Real Estate Investment Trust 31		93,950	71,946	1,882	(192)	-	(192)
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		14,760	6	17,929	13,371	-	13,371
FuturePlay-Shinhan TechInnovation Fund 1		15,922	227	2,392	1,861	-	1,861
Stonebridge Corporate 1st Fund		9,390	-	1,262	1,179	-	1,179
Vogo Realty Partners Private Real Estate Fund V		49,968	86	4,879	1,179	-	1,179
Korea Credit Bureau		129,155	54,287	160,189	19,880	-	19,880
Goduck Gangil1 PFV Co., Ltd.		209,615	192,311	340,451	11,493	-	11,493
SBC PFV Co., Ltd.		472,860	309,802	-	(5,733)	-	(5,733)
NH-amundi global infra private fund 16		102,499	1,195	291	(10,397)	-	(10,397)
SH BNCT Professional Investment Type Private Special Asset Investment Trust		337,617	-	32,744	19,052	-	19,052
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		35,359	716	29,833	2,504	-	2,504
Sparklabs-Shinhan Opportunity Fund 1		7,916	9	1,834	848	-	848
IGIS Real-estate Private Investment Trust No.33		91,806	54,428	15,927	2,642	-	2,642
Goduck Gangil10 PFV Co., Ltd.		129,399	103,864	158,905	9,272	-	9,272
Fidelis Global Private Real Estate Trust No.2		745	52	-	(9)	-	(9)
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		170,567	1,159	1,097	37	-	37
Shinhan Global Healthcare Fund 2		31	183	1	(2)	-	(2)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2023 and 2022 are as follows (continued):

		December 31, 2023
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Shinhan AIM Real Estate Fund No.2	~~W~~	90,066	1,140	19,579	4,783	-	4,783
Shinhan AIM Real Estate Fund No.1		247,193	296	89,979	3,070	-	3,070
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		158,010	55	18,673	13,942	-	13,942
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		69,059	361	2,753	2,583	-	2,583
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		24,554	31	2,926	750	-	750
Korea Omega-Shinhan Project Fund I		23,261	-	3,356	3,216	-	3,216
Samsung SRA Real Estate Professional Private 45		128,943	3,215	13	(44)	-	(44)
IBK Global New Renewable Energy Special Asset Professional Private2		111,460	36	16,458	(9,724)	-	(9,724)
VS Cornerstone Fund		8,094	127	-	(133)	-	(133)
NH-Amundi US Infrastructure Private Fund2		114,783	45	60,166	8,411	-	8,411
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		7,797	85	9,439	1,137	-	1,137
Kakao-Shinhan 1st TNYT Fund		40,992	134	77	(3,012)	-	(3,012)
Pacific Private Placement Real Estate Fund No.40		145,871	98,869	4,152	3,031	-	3,031
Mastern Private Real Estate Loan Fund No.2		9,081	24	1,049	989	-	989
LB Scotland Amazon Fulfillment Center Fund 29		44,187	93	7,071	4,339	-	4,339
JR AMC Hungary Budapest Office Fund 16		40,697	1,742	8,394	3,081	-	3,081
EDNCENTRAL Co.,Ltd.		120,947	163,105	657	(18,592)	-	(18,592)
Future-Creation Neoplux Venture Capital Fund		20,097	3,601	6,093	(4,198)	-	(4,198)
Gyeonggi-Neoplux Superman Fund		24,409	1,174	2,874	(1,889)	-	(1,889)
NewWave 6th Fund		46,704	984	5,322	585	-	585
Neoplux No.3 Private Equity Fund		195,669	5,877	24,125	(14,695)	-	(14,695)
PCC Amberstone Private Equity Fund I		82,150	2,509	13,537	4,144	-	4,144
KIAMCO POWERLOAN TRUST 4TH		95,224	15	8,657	8,193	-	8,193
Mastern Opportunity Seeking Real Estate Fund II		59,113	-	11,061	11,043	-	11,043

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2023 and 2022 are as follows (continued):

		December 31, 2023
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Neoplux Market-Frontier Secondary Fund	~~W~~	53,425	597	17,711	708	-	708
Harvest Private Equity Fund II		13,718	217	119	(613)	-	(613)
Synergy Green New Deal 1st New Technology Business Investment Fund		36,618	-	764	(610)	-	(610)
KIAMCO Vietnam Solar Special Asset Private Investment Trust		13,693	21	2,644	658	-	658
SHINHAN-NEO Core Industrial Technology Fund		27,494	123	8,970	8,456	-	8,456
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		77,888	34	3,376	2,913	-	2,913
SIMONE Mezzanine Fund No.3		4,179	3	2,625	521	-	521
Eum Private Equity Fund No.7		43,658	6	632	(19)	-	(19)
Kiwoom Hero No.4 Private Equity Fund		16,580	228	356	(356)	-	(356)
Vogo Canister Professional Trust Private Fund I		249,535	124,697	19,630	7,122	-	7,122
Timefolio The Venture-V second		28,125	135	8,764	8,226	-	8,226
Shinhan Smilegate Global PEF I		30,053	3,305	14	(477)	-	(477)
Genesis Eco No.1 PEF		38,676	-	1	(686)	-	(686)
SHINHAN-NEO Market-Frontier 2nd Fund		78,108	1,596	4,660	(14,099)	-	(14,099)
NH-Synergy Core Industrial New Technology Fund		17,437	-	1,813	168	-	168
J& Moorim Jade Investment Fund		19,829	57	1,054	1,097	-	1,097
Helios-KDBC Digital Contents 1st		9,785	85	19	1,535	-	1,535
Ulmus SHC innovation investment fund		23,060	-	2,967	2,734	-	2,734

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2023 and 2022 are as follows (continued):

		December 31, 2023
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
T Core Industrial Technology 1st Venture PEF	~~W~~	13,541	22	216	(874)	-	(874)
Fine Value POST IPO No.5 Private Equity Fund		9,441	26	3,921	3,740	-	3,740
TI First Property Private Investment Trust 1		7,773	17	1,353	445	-	445
MPLUS Professional Private Real Estate Fund 25		11,946	6,286	-	(4,495)	-	(4,495)
IBKC Global Contents Investment Fund		19,634	359	1,127	611	-	611
Hanyang-Meritz 1 Fund		13,202	-	1,093	903	-	903
Kiwoom-Shinhan Innovation Fund 2		21,555	170	5,952	5,431	-	5,431
ETRI Holdings-Shinhan 1st Unicorn Fund		6,590	-	6	(199)	-	(199)
SJ ESG Innovative Growth Fund		14,693	-	127	4	-	4
AVES 1st Corporate Recovery Private Equity Fund		6,331	72	-	(380)	-	(380)
JS Shinhan Private Equity Fund		123,099	-	8	(1,470)	-	(1,470)
Daishin Newgen New Technology Investment Fund 1st		12,044	25	907	747	-	747
META ESG Private Equity Fund I		21,063	-	31	(314)	-	(314)
PHAROS DK FUND		10,179	21	838	165	-	165
Shinhan VC tomorrow venture fund 1		114,834	730	3,462	147	-	147
H-IOTA Fund		38,721	338	966	564	-	564
Stonebridge-Shinhan Unicorn Secondary Fund		28,551	-	3	(6,069)	-	(6,069)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2023 and 2022 are as follows (continued):

		December 31, 2023
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Tres-Yujin Trust	~~W~~	20,820	102	712	710	-	710
Shinhan-Time mezzanine blind Fund		28,243	-	2,237	1,617	-	1,617
Capstone REITs No.26		46,661	35,161	9,371	4,395	-	4,395
JB Incheon-Bucheon REITS No.54		12,667	5	-	(27)	-	(27)
Hankook Smart Real Asset Investment Trust No.3		23,032	26	2,052	2,026	-	2,026
JB Hwaseong-Hadong REITs No.53		16,065	5	1	(27)	-	(27)
KB Oaktree Trust No.3		26,012	8	6,097	2,502	-	2,502
Daehan No.36 Office Asset Management Company		153,846	107,055	6,232	882	-	882
Rhinos Premier Mezzanine Private Investment Fund No.1		10,965	20	98	83	-	83
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		211,192	59	11,320	6,949	-	6,949
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		166,822	84	8,934	3,328	-	3,328
SKS-Yozma Fund No.1		12,315	740	4,529	3,337	-	3,337
KB Distribution Private Real Estate 3-1		69,558	289	67	42	-	42
Pacific Private Investment Trust No.49-1		40,024	5,491	-	(437)	-	(437)
KIWOOM Real estate private placement fund for normal investors No. 31		14,278	14	-	(16)	-	(16)
RIFA Real estate private placement fund for normal investoes No. 51		14,358	29	1	(16)	-	(16)
Fivetree general private equity fund No.15		25,184	29	817	788	-	788
Shinhan-Kunicorn first Fund		25,126	-	9	(534)	-	(534)
Shinhan-Quantum Startup Fund		8,105	-	40	(270)	-	(270)
Shinhan Simone Fund Ⅰ		12,582	4	311	107	-	107
Korea Investment develop seed Trust No.1		24,168	338	582	478	-	478
Tiger Green alpha Trust No.29		30,054	51	2,634	2,473	-	2,473
STIC ALT Global II Private Equity Fund		43,848	130	5	(630)	-	(630)
NH-Brain EV Fund		44,499	-	4	(1,868)	-	(1,868)
DDI LVC Master Real Estate Investment Trust Co., Ltd.		43,817	8	-	(1,809)	-	(1,809)
Leverent-Frontier 4th Venture PEF		13,792	-	1,530	1,380	-	1,380
Find-Green New Deal 2nd Equity Fund		19,779	-	2	(190)	-	(190)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2023 and 2022 are as follows (continued):

		December 31, 2023
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
ShinhanFitrin 1st Technology Business Investment Association	~~W~~	28,025	73	3,160	2,758	-	2,758
Koramco Private Real Estate Fund 143		22,026	23	11	2	-	2
Korea Investment Top Mezzanine Private Real Esate Trust No.1		45,815	740	5,900	5,849	-	5,849
LB YoungNam Logistics Private Trust No.40		39,139	10	2,561	2,538	-	2,538
Shinhan-Cognitive Start-up Fund L.P.		16,518	254	2,557	2,197	-	2,197
Cornerstone J&M Fund I		13,129	47	3	(274)	-	(274)
Logisvalley Shinhan REIT Co.,Ltd.		78,925	56,307	4,840	(1,017)	-	(1,017)
DA Value-Honest New Technology Investment Fund 1		17,329	-	10,911	10,910	-	10,910
Shinhan-Ji and Tec Smart Innovation Fund		19,954	-	21	(820)	-	(820)
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		14,318	382	6	(416)	-	(416)
Korea Investment Green Newdeal Infra Trust No.1		36,689	21	52	21	-	21
BTS 2nd Private Equity Fund		25,136	742	101	(1,116)	-	(1,116)
Shinhan Global Active REIT Co.Ltd.		191,211	97,944	-	(766)	-	(766)
NH-J&-IBKC Label Technology Fund		35,347	294	13	(428)	-	(428)
Hanyang Time Mezzanine Fund		10,543	-	127	43	-	43
Shinhan-isquare Venture PEF 1		10,741	25	3	(528)	-	(528)
Capstone Develop Frontier Trust		35,305	83	5,942	5,859	-	5,859
Nextrade Co., Ltd.		140,424	19,174	6,626	(8,432)	-	(8,432)
SH 1.5years Maturity Investment Type Security Investment Trust No.2		17,814	1,200	908	798	-	798
Eventus-IBKC LIB Fund		30,326	8	3,215	2,729	-	2,729
IBKC-Behigh Fund 1st		10,829	-	31	(165)	-	(165)
ON No.1 Private Equity Fund		18,625	-	125	(144)	-	(144)
Digital New Deal Kappa Private Equity Fund		19,576	-	1	(408)	-	(408)
IBKCJS New Technology Fund No.1		20,842	-	4,123	3,842	-	3,842
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		47,055	-	3	(945)	-	(945)
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		42,082	35	5,917	3,496	-	3,496
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38		4,248	19	247	228	-	228
TogetherKorea Private Investment Trust No. 6		5,273	1	223	218	-	218
TogetherKorea Private Investment Trust No. 7		5,273	1	223	218	-	218
Kiwoom Core Industrial Technology Investment Fund No.3		12,058	29	592	518	-	518
Penture K-Content Investment Fund		25,938	338	196	(1,721)	-	(1,721)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2023 and 2022 are as follows (continued):

		December 31, 2023
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	~~W~~	26,684	121	785	438	-	438
Hana Alternative Investment Kosmes PCBO General PEF No. 1		13,806	15	1,007	992	-	992
Shinhan-timefolio Bio Development Investment Fund		12,420	170	23	(150)	-	(150)
Shinhan M&A-ESG Fund		18,154	285	31	(791)	-	(791)
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd. -		37,231	41	3,710	3,548	-	3,548
KDBC meta-enter New Technology investment fund		24,889	2	-	(215)	-	(215)
Shinhan Time Secondary Blind New Technology Investment Trust		10,009	-	50	9	-	9
Shinhan DS Secondary Investment Fund		18,709	15	14,179	14,156	-	14,156
Shinhan-openwater pre-IPO Investment Trust 1		9,947	-	2	(55)	-	(55)
Shinhan-Eco Venture Fund 2nd		9,067	42	1	(100)	-	(100)
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1		7,885	-	65	(115)	-	(115)
Hantoo Shinhan Lake K-beauty Technology Investment Trust		43,417	-	1	(133)	-	(133)
Shinhan HB Wellness 1st Investment Trust		10,285	-	17	(17)	-	(17)
Korea real Asset Fund No.3		32,625	20	170	(193)	-	(193)
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518		278,662	205,204	3,943	(650)	-	(650)
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		20,175	444	2,875	2,331	-	2,331
Time Robotics New Technology Investment Trust		13,284	-	-	(114)	-	(114)
Ascent-welcome Tehcnology Investment Trust No.2		31,722	-	2	(828)	-	(828)
Igis General PE Real Estate Investment Trust 517-1		54,015	289	-	(274)	-	(274)
Consus Osansegyo No.2		16,209	-	24	22	-	22
Mastern General Private Real Estate Investment Trust No.189(Type 1 Beneficiary Securities)		123,657	99,729	1,285	(2,073)	-	(2,073)
Shinhan AIM Private Fund of Fund 9-B		96,124	51	9,992	3,928	-	3,928
Shinhan General Private Real Estate Investment Trust No.3		38,175	410	591	564	-	564
NH Absolute Project L General Private Investment Trust		18,863	65	7	1,556	-	1,556
Paros Kosdaq Venture General Private Investment Trust No. 5		8,998	3	5	(9)	-	(9)
Happy Pet Life Care New Technology Investment Association No.2		11,868	347	1,868	1,520	-	1,520
Shinhan-Soo Secondary Investment Association		6,764	-	-	(1)	-	(1)

(*) Excluded the financial information of associates that are not subject to equity method due to disposal or of which the financial information is not available as of end of the year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2023 and 2022 are as follows (continued):

		December 31, 2022
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	2,528,558	2,327,352	47,631	(11,901)	(80,527)	(92,428)
Partners 4th Growth Investment Fund		54,661	496	14,432	27,663	(18,774)	8,889
KTB Newlake Global Healthcare PEF		21,000	55	3,091	2,996	-	2,996
Shinhan-Neoplux Energy Newbiz Fund		66,792	978	3,371	21,618	-	21,618
Shinhan-Albatross tech investment Fund		24,870	363	1,469	10,429	(383)	10,046
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		17,718	2	14,888	14,888	-	14,888
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,569	6	1,267	1,265	-	1,265
VOGO Debt Strategy Qualified IV Private		30,440	20	3,963	1,691	-	1,691
Shinhan -Midas Dong-A Secondary Fund		8,863	-	3,749	3,011	-	3,011
ShinHan – Soo Young Entrepreneur Investment Fund No.1		18,660	269	1,056	784	-	784
Shinhan Praxis K-Growth Global Private Equity Fund		26,086	4	32,477	31,394	-	31,394
Kiwoom Milestone Professional Private Real Estate Trust 19		46,585	38,663	2,605	(2,584)	-	(2,584)
Shinhan Global Healthcare Fund 1		40	4,558	-	(1,406)	-	(1,406)
KB NA Hickory Private Special Asset Fund		91,617	45	17,394	8,543	-	8,543
Koramco Europe Core Private Placement Real Estate Fund No.2-2		45,492	1,798	7,431	574	-	574
Hermes Private Investment Equity Fund		19,078	7	-	(14,465)	-	(14,465)
KDBC-Midas Dong-A Global contents Fund		18,412	19	7,110	5,689	-	5,689
Shinhan-Nvestor Liquidity Solution Fund		26,085	249	2,297	1,607	-	1,607
Shinhan AIM FoF Fund 1-A		40,471	27	16,497	3,617	-	3,617
IGIS Global Credit Fund 150-1		18,779	14	5,436	2,223	-	2,223
Partner One Value up I Private Equity Fund		18,496	68	1,281	(9,798)	-	(9,798)
Genesis No.1 Private Equity Fund		262,825	2	19,226	17,898	-	17,898
Korea Omega Project Fund III		15,610	-	-	(2,624)	-	(2,624)
Genesis North America Power Company No.1 PEF		20,898	138	20,864	20,155	-	20,155
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		185,777	444	-	(44,452)	-	(44,452)
MIEL CO.,LTD.		422	565	36	(1)	-	(1)
AIP Transportation Specialized Privately Placed Fund Trust #1		125,545	86	7,398	(3,978)	-	(3,978)
E&Healthcare Investment Fund No.6		2,839	-	3,243	(14,623)	-	(14,623)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2023 and 2022 are as follows (continued):

		December 31, 2022
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
One Shinhan Global Fund 1	~~W~~	9,575	80	-	(6,263)	-	(6,263)
Kiwoom-Shinhan Innovation Fund I		19,130	249	1,545	(1,581)	-	(1,581)
Midas Asset Global CRE Debt Private Fund No.6		139,200	662	10,515	6,925	-	6,925
Samchully Midstream Private Placement Special Asset Fund 5-4		71,399	47	16,238	(4,512)	-	(4,512)
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		122,479	23	4,534	1,007	-	1,007
NH-Amundi Global Infrastructure Trust 14		69,933	14	14,823	3,201	-	3,201
Jarvis Memorial Private Investment Trust 1		9,887	4	384	380	-	380
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		55,618	20	15,784	379	-	379
Milestone Private Real Estate Fund 3		59,697	212	1,865	(4,045)	-	(4,045)
Nomura-Rifa Private Real Estate Investment Trust 31		95,314	71,795	13,708	108	-	108
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		13,967	6	2,226	(9,585)	-	(9,585)
T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business		11,446	6	1,527	1,333	-	1,333
FuturePlay-Shinhan TechInnovation Fund 1		13,832	-	2	(465)	-	(465)
Stonebridge Corporate 1st Fund		8,211	-	1,575	1,493	-	1,493
Vogo Realty Partners Private Real Estate Fund V		50,529	83	3,851	3,637	-	3,637
Korea Credit Bureau		144,765	88,766	141,445	(29,498)	-	(29,498)
Goduck Gangil1 PFV Co., Ltd.		212,608	206,893	187,295	21,478	-	21,478
SBC PFV Co., Ltd.		424,242	290,391	-	(4,471)	-	(4,471)
NH-amundi global infra private fund 16		112,489	66	32,982	22,026	-	22,026
IMM Global Private Equity Fund		451,407	4,821	25,234	(48,679)	-	(48,679)
SH BNCT Professional Investment Type Private Special Asset Investment Trust		362,896	66	10,788	(18,077)	-	(18,077)
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		43,941	552	25,185	2,665	-	2,665
Sparklabs-Shinhan Opportunity Fund 1		9,356	-	1,951	1,652	-	1,652
BNW Tech-Innovation Private Equity Fund		20,303	763	92	(161)	-	(161)
IGIS Real-estate Private Investment Trust No.33		89,582	53,964	5,202	3,387	-	3,387
WWG Global Real Estate Investment Trust no.4		34,970	11	4,402	1,169	-	1,169
Goduck Gangil10 PFV Co., Ltd.		179,923	163,660	210,961	24,625	-	24,625
Fidelis Global Private Real Estate Trust No.2		30,217	32	-	(821)	-	(821)
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		169,704	969	17,932	13,514	-	13,514
Shinhan Global Healthcare Fund 2		32	192	1	(75)	-	(75)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2023 and 2022 are as follows (continued):

		December 31, 2022
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Shinhan AIM Real Estate Fund No.2	~~W~~	84,946	806	10,262	(4,595)	-	(4,595)
Shinhan AIM Real Estate Fund No.1		239,734	27,259	15,006	11,925	-	11,925
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		148,236	75	4,456	2,688	-	2,688
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		66,408	301	655	(4,315)	-	(4,315)
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		34,479	42	4,149	2,310	-	2,310
Korea Omega-Shinhan Project Fund I		20,043	-	1,776	1,555	-	1,555
ST-Bonanja Food tech		6,775	-	202	(275)	-	(275)
Samsung SRA Real Estate Professional Private 45		93,284	7,161	5,721	(7,106)	-	(7,106)
IBK Global New Renewable Energy Special Asset Professional Private2		115,311	41	8,791	8,504	-	8,504
VS Cornerstone Fund		8,098	-	1	(131)	-	(131)
Aone Mezzanine Opportunity Professional Private		8,006	229	992	729	-	729
NH-Amundi US Infrastructure Private Fund2		123,363	72	32,302	9,571	-	9,571
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		21,202	99	6,709	2,901	-	2,901
Kakao-Shinhan 1st TNYT Fund		44,003	134	14,778	14,054	-	14,054
IMM Special Situation 1-2 PRIVATE EQUITY FUND		13,058	39	6,499	(1,494)	-	(1,494)
Pacific Private Placement Real Estate Fund No.40		145,569	98,572	4,155	3,122	-	3,122
Mastern Private Real Estate Loan Fund No.2		19,200	175	919	759	-	759
LB Scotland Amazon Fulfillment Center Fund 29		42,291	39	2,226	795	-	795
JR AMC Hungary Budapest Office Fund 16		38,247	-	3,493	3,493	-	3,493
EDNCENTRAL Co.,Ltd.		114,856	138,293	1,193	(9,338)	-	(9,338)
Future-Creation Neoplux Venture Capital Fund		30,109	3,949	13,584	7,591	-	7,591
Gyeonggi-Neoplux Superman Fund		25,739	623	12,768	(5,587)	-	(5,587)
NewWave 6th Fund		45,981	849	2,167	(3,053)	-	(3,053)
KTC-NP Growth Champ 2011-2 Private Equity Fund		27,070	5,349	463	(5,288)	-	(5,288)
Neoplux No.3 Private Equity Fund		207,723	3,194	10,686	(21,454)	-	(21,454)
PCC Amberstone Private Equity Fund I		89,577	2,892	9,177	(10,097)	-	(10,097)
KIAMCO POWERLOAN TRUST 4TH		91,908	24	5,024	1,117	-	1,117
Mastern Opportunity Seeking Real Estate Fund II		73,584	40	13,201	(2,950)	-	(2,950)
AION ELFIS PROFESSIONAL PRIVATE 1		17,833	2	395	(4,280)	-	(4,280)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2023 and 2022 are as follows (continued):

		December 31, 2022
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business	~~W~~	19,257	22	10,655	10,381	-	10,381
Neoplux Market-Frontier Secondary Fund		71,633	904	29,131	16,720	-	16,720
Harvest Private Equity Fund II		14,387	157	119	(831)	-	(831)
Synergy Green New Deal 1st New Technology Business Investment Fund		37,743	-	4,283	3,883	-	3,883
KAIM Real-estate Private Investment Trust 20		3,089	-	820	820	-	820
KIAMCO Vietnam Solar Special Asset Private Investment Trust		13,473	18	5,271	2,438	-	2,438
Daishin New Technology Investment Fund 5th		10,384	15	227	107	-	107
SHINHAN-NEO Core Industrial Technology Fund		19,037	124	136	(486)	-	(486)
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		83,453	36	3,580	1,158	-	1,158
SIMONE Mezzanine Fund No.3		10,427	8	120	(129)	-	(129)
Eum Private Equity Fund No.7		43,679	6	7,116	6,587	-	6,587
Kiwoom Hero No.4 Private Equity Fund		16,731	26	399	191	(3,936)	(3,745)
Vogo Canister Professional Trust Private Fund I		127,808	61	22,709	8,743	-	8,743
SW-S Fund		23,919	-	1,978	1,728	-	1,728
CL Buyout 1st PEF		60,144	214	1	(5,704)	-	(5,704)
Timefolio The Venture-V second		19,764	-	-	(2,296)	-	(2,296)
Newlake Growth Capital Partners2 PEF		42,358	592	-	(829)	-	(829)
Shinhan Smilegate Global PEF I		28,792	-	6,610	6,118	-	6,118
Genesis Eco No.1 PEF		39,363	4	657	1,400	-	1,400
SHINHAN-NEO Market-Frontier 2nd Fund		81,123	513	8,166	2,985	-	2,985
NH-Synergy Core Industrial New Technology Fund		17,269	-	-	100	-	100
J& Moorim Jade Investment Fund		21,837	1	1,134	969	-	969
Helios-KDBC Digital Contents 1st		14,518	87	3,529	3,272	-	3,272
Ulmus SHC innovation investment fund		20,326	-	1	(1,275)	-	(1,275)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2023 and 2022 are as follows (continued):

		December 31, 2022
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Mirae Asset Partners X Private Equity Fund	~~W~~	21,850	33	2	(185)	-	(185)
T Core Industrial Technology 1st Venture PEF		14,405	12	208	(20)	-	(20)
Curious Finale Corporate Recovery Private Equity Fund		12,986	61	946	522	-	522
TI First Property Private Investment Trust 1		7,817	-	432	432	-	432
MPLUS Professional Private Real Estate Fund 25		12,395	2,242	686	686	-	686
IBKC Global Contents Investment Fund		18,739	78	-	(1,603)	-	(1,603)
Nautic Smart No.6 Private Equity Fund		3,212	91	2,718	2,531	-	2,531
Premier Luminous Private Equity Fund		35,763	63	10,762	10,534	-	10,534
Hanyang-Meritz 1 Fund		15,348	-	41	(74)	-	(74)
KNT 2ND PRIVATE EQUITY FUND		5,182	5	6,186	5,983	-	5,983
Kiwoom-Shinhan Innovation Fund 2		26,475	176	16	(947)	-	(947)
Maple Mobility Fund		83,540	1	40,442	40,066	-	40,066
SJ ESG Innovative Growth Fund		14,689	-	4,319	4,195	-	4,195
AVES 1st Corporate Recovery Private Equity Fund		6,641	3	431	422	-	422
JS Shinhan Private Equity Fund		128,728	1	12	(2,098)	-	(2,098)
NH Kyobo AI Solution Investment Fund		12,601	-	2,182	2,002	-	2,002
Daishin Newgen New Technology Investment Fund 1st		11,298	25	184	38	(8,314)	(8,276)
META ESG Private Equity Fund I		21,380	-	2	(341)	-	(341)
SWFV FUND-1		22,678	-	-	(1,287)	-	(1,287)
PHAROS DK FUND		15,918	32	-	(403)	-	(403)
Shinhan VC tomorrow venture fund 1		68,808	850	2,775	(645)	-	(645)
Highland 2021-8 Fund		14,924	154	-	(228)	-	(228)
H-IOTA Fund		38,933	149	356	(64)	-	(64)
Stonebridge-Shinhan Unicorn Secondary Fund		34,621	-	3	(866)	-	(866)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2023 and 2022 are as follows (continued):

		December 31, 2022
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Tres-Yujin Trust	~~W~~	20,010	3	1,114	1,111	-	1,111
Shinhan-Time mezzanine blind Fund		26,625	-	42	(3,260)	-	(3,260)
Capstone REITs No.26		16,709	9,006	-	(486)	-	(486)
JB Incheon-Bucheon REITS No.54		12,695	5	2	(26)	-	(26)
Hankook Smart Real Asset Investment Trust No.3		21,085	105	1,408	1,368	-	1,368
JB Hwaseong-Hadong REITs No.53		16,090	6	2	(27)	-	(27)
KB Oaktree Trust No.3		25,822	8	3,266	210	-	210
Daehan No.36 Office Asset Management Company		141,037	96,073	5,231	2,047	-	2,047
Rhinos Premier Mezzanine Private Investment Fund No.1		2,880	7	1,137	1,073	-	1,073
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		192,904	53	11,005	5,638	-	5,638
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		163,349	82	5,679	5,076	-	5,076
SKS-Yozma Fund No.1		22,110	-	2,505	2,196	-	2,196
IBKC-METIS Global Contents Investment Fund		12,513	-	1	1,513	-	1,513
Keistone Unicorn Private Equity Fund		22,318	-	-	(176)	-	(176)
KB Distribution Private Real Estate 3-1		71,093	24	85	14	-	14
Pacific Private Investment Trust No.49-1		36,126	-	-	(23)	-	(23)
KIWOOM Real estate private placement fund for normal investors No. 31		14,278	14	435	260	-	260
RIFA Real estate private placement fund for normal investoes No. 51		14,343	28	218	170	-	170
Fivetree general private equity fund No.15		24,606	33	2,003	1,920	-	1,920
Shinhan-Kunicorn first Fund		25,658	-	10	(442)	-	(442)
Harvest Fund No.3		35,577	89	6,855	6,388	-	6,388
Shinhan Simone Fund Ⅰ		12,468	-	24	(532)	-	(532)
Korea Investment develop seed Trust No.1		26,334	730	1,806	1,702	-	1,702
Tiger Green alpha Trust No.29		28,200	54	1,431	658	-	658
STIC ALT Global II Private Equity Fund		45,480	130	2	(649)	-	(649)
NH-Brain EV Fund		46,369	-	2	(5,631)	-	(5,631)
DDI LVC Master Real Estate Investment Trust Co., Ltd.		42,665	43	-	(1,466)	-	(1,466)
Find-Green New Deal 2nd Equity Fund		19,969	-	26	(181)	-	(181)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2023 and 2022 are as follows (continued):

		December 31, 2022
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
ShinhanFitrin 1st Technology Business Investment Association	~~W~~	27,520	76	1	(2,556)	-	(2,556)
PARATUS No.3 Private Equity Fund		19,372	123	-	(250)	-	(250)
Golden Route 2nd Startup Venture Specialized Private Equity Fund		13,272	58	73	14	-	14
Koramco Private Real Estate Fund 143		10,006	6	4	-	-	-
Korea Investment Top Mezzanine Private Real Esate Trust No.1		45,126	649	4,554	4,499	-	4,499
LB YoungNam Logistics Private Trust No.40		39,001	9	191	169	-	169
Shinhan-Cognitive Start-up Fund L.P.		30,744	386	899	384	-	384
IGEN2022 No.1 private Equity Fund		32,483	122	3,166	2,737	-	2,737
Cornerstone J&M Fund I		13,355	2	1	(147)	-	(147)
Logisvalley Shinhan REIT Co.,Ltd.		79,248	55,619	1,000	(296)	-	(296)
KDB Investment Global Healthcare Private Equity Fund I		143,070	276	-	(2,206)	-	(2,206)
Korea Investment Green Newdeal Infra Trust No.1		20,438	7	-	(70)	-	(70)
BTS 2nd Private Equity Fund		15,018	513	1	(625)	-	(625)
Shinhan Global Active REIT Co.Ltd.		192,742	98,372	-	(1,703)	-	(1,703)
NH-J&-IBKC Label Technology Fund		35,481	4	2	(123)	-	(123)
IMM Global Venture Opportunity, LP		8,775	-	-	-	-	-
Capstone Develop Frontier Trust		32,000	-	-	-	-	-
Nextrade Co., Ltd.		141,561	140	-	(2,323)	-	(2,323)
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1		11,196	2	72	49	-	49
SH 1.5years Maturity Investment Type Security Investment Trust No.2		15,865	-	4	4	-	4
Eventus-IBKC LIB Fund		27,617	27	6	(4,409)	-	(4,409)
NH-Daishin-Kyobo healthcare 1 Fund		15,792	-	17	(208)	-	(208)
IBKC-Behigh Fund 1st		10,992	-	1	(108)	-	(108)
Nautic Green Innovation ESG Co-investment No.1 Private Equity Fund		16,569	150	1	(181)	-	(181)
ON No.1 Private Equity Fund		18,767	-	-	(2,233)	-	(2,233)
Digital New Deal Kappa Private Equity Fund		16,569	149	1	(180)	-	(180)

(*) Excluded the financial information of associates that are not subject to equity method due to disposal or of which the financial information is not available as of end of the year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2023 and 2022 are as follows:

	December 31, 2023
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
BNP Paribas Cardif Life Insurance	~~W~~	262,022	15	39,277	(5)	-	39,272
Shinhan-Neoplux Energy Newbiz Fund		70,619	32	22,358	-	-	22,358
Shinhan-Albatross tech investment Fund		31,000	50	15,499	-	-	15,499
KCGI-SingA330-A Private Special Asset Investment Trust		19,297	24	4,609	-	-	4,609
VOGO Debt Strategy Qualified IV Private		32,658	20	6,532	-	-	6,532
Shinhan -Midas Dong-A Secondary Fund		8,602	50	4,301	-	-	4,301
ShinHan – Soo Young Entrepreneur Investment Fund No.1		20,258	24	4,862	-	-	4,862
Shinhan Praxis K-Growth Global Private Equity Fund		26,095	14	3,692	-	-	3,692
Kiwoom Milestone Professional Private Real Estate Trust 19 (*2)		(38,868)	50	(19,434)	-	19,434	-
Shinhan Global Healthcare Fund 1 (*2)		(3,469)	4	(153)	-	153	-
KB NA Hickory Private Special Asset Fund		64,256	38	24,096	-	-	24,096
Koramco Europe Core Private Placement Real Estate Fund No.2-2		42,706	44	18,799	-	-	18,799
KDBC-Midas Dong-A Global contents Fund		18,437	23	4,288	-	-	4,288
Shinhan-Nvestor Liquidity Solution Fund		24,430	25	6,088	-	-	6,088
Shinhan AIM FoF Fund 1-A		38,541	25	9,635	-	-	9,635
IGIS Global Credit Fund 150-1		17,142	25	4,286	-	-	4,286
Korea Omega Project Fund III		15,708	24	3,696	-	-	3,696
Genesis North America Power Company No.1 PEF		14,501	44	6,358	-	-	6,358
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		174,701	23	40,764	-	-	40,764
KOREA FINANCE SECURITY CO., LTD		21,762	15	3,245	-	-	3,245
MIEL CO.,LTD. (*2)		(144)	29	(41)	-	41	-
AIP Transportation Specialized Privately Placed Fund Trust #1		129,800	36	46,372	-	-	46,372
Kiwoom-Shinhan Innovation Fund I		15,707	50	7,854	-	-	7,854
Midas Asset Global CRE Debt Private Fund No.6		136,849	40	54,881	-	-	54,881
Samchully Midstream Private Placement Special Asset Fund 5-4		77,267	43	33,163	-	-	33,163
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		36,272	20	7,254	-	-	7,254
NH-Amundi Global Infrastructure Trust 14		62,428	30	18,728	-	-	18,728
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		58,775	60	35,265	-	-	35,265

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2023 and 2022 are as follows (continued):

	December 31, 2023
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Milestone Private Real Estate Fund 3	~~W~~	54,944	32	17,615	-	-	17,615
Nomura-Rifa Private Real Estate Investment Trust 31		22,003	31	6,889	-	-	6,889
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		14,753	21	3,138	-	-	3,138
FuturePlay-Shinhan TechInnovation Fund 1		15,694	50	7,847	-	-	7,847
Stonebridge Corporate 1st Fund		9,389	44	4,142	-	-	4,142
Vogo Realty Partners Private Real Estate Fund V		49,881	22	10,792	-	-	10,792
Korea Credit Bureau		74,867	9	6,738	-	-	6,738
Goduck Gangil1 PFV Co., Ltd.		17,303	1	180	-	-	180
SBC PFV Co., Ltd. (*3)		163,057	25	40,764	-	(9,990)	30,774
NH-amundi global infra private fund 16		101,303	50	50,652	-	-	50,652
SH BNCT Professional Investment Type Private Special Asset Investment Trust		337,616	73	244,772	-	-	244,772
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		34,642	52	18,110	-	-	18,110
Sparklabs-Shinhan Opportunity Fund 1		7,906	50	3,914	-	-	3,914
IGIS Real-estate Private Investment Trust No.33		37,377	41	15,271	-	-	15,271
Goduck Gangil10 PFV Co., Ltd.		25,534	20	5,081	-	-	5,081
Fidelis Global Private Real Estate Trust No.2		692	80	551	-	-	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		169,407	29	48,619	-	-	48,619
Shinhan Healthcare Fund 2		(153)	14	(21)	-	21	-
Shinhan AIM Real Estate Fund No.2		88,925	30	26,678	-	-	26,678
Shinhan AIM Real Estate Fund No.1		246,896	21	51,873	-	-	51,873
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		157,954	22	34,781	-	-	34,781
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		68,697	29	20,053	-	-	20,053
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		24,522	71	17,516	-	-	17,516
Korea Omega-Shinhan Project Fund I		23,260	50	11,630	-	-	11,630
Samsung SRA Real Estate Professional Private 45		125,727	25	31,432	-	-	31,432
IBK Global New Renewable Energy Special Asset Professional Private2		111,423	29	32,296	-	-	32,296
VS Cornerstone Fund		7,966	41	3,280	-	-	3,280
NH-Amundi US Infrastructure Private Fund2		114,737	26	29,725	-	-	29,725
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		7,711	30	2,313	-	-	2,313
Kakao-Shinhan 1st TNYT Fund		40,857	49	19,866	-	-	19,866

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2023 and 2022 are as follows (continued):

	December 31, 2023
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Pacific Private Placement Real Estate Fund No.40	~~W~~	47,001	25	11,624	-	-	11,624
Mastern Private Real Estate Loan Fund No.2		9,056	34	3,040	-	-	3,040
LB Scotland Amazon Fulfillment Center Fund 29		44,093	70	30,928	-	-	30,928
JR AMC Hungary Budapest Office Fund 16		38,954	33	12,687	-	-	12,687
EDNCENTRAL Co.,Ltd. (*2)		(42,159)	13	-5,677	-	5,677	-
Future-Creation Neoplux Venture Capital Fund		16,495	16	2,680	-	-	2,680
Gyeonggi-Neoplux Superman Fund		23,234	22	5,056	-	-	5,056
NewWave 6th Fund		45,719	30	13,716	-	-	13,716
Neoplux No.3 Private Equity Fund		189,791	10	18,979	-	-	18,979
PCC Amberstone Private Equity Fund I		79,640	22	17,258	-	-	17,258
KIAMCO POWERLOAN TRUST 4TH		95,208	47	45,099	-	-	45,099
Mastern Opportunity Seeking Real Estate Fund II		59,112	22	13,135	-	-	13,135
Neoplux Market-Frontier Secondary Fund		52,827	20	10,427	-	-	10,427
Harvest Private Equity Fund II		13,500	22	2,978	-	-	2,978
Synergy Green New Deal 1st New Technology Business Investment Fund		36,617	28	10,315	-	-	10,315
KIAMCO Vietnam Solar Special Asset Private Investment Trust		13,671	50	6,836	-	-	6,836
SHINHAN-NEO Core Industrial Technology Fund		27,370	50	13,616	-	-	13,616
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		77,853	30	23,356	-	-	23,356
SIMONE Mezzanine Fund No.3		4,175	29	1,202	-	-	1,202
Eum Private Equity Fund No.7		43,651	21	9,166	-	-	9,166
Kiwoom Hero No.4 Private Equity Fund		16,351	21	3,442	-	-	3,442
Vogo Canister Professional Trust Private Fund I		124,837	37	45,871	-	-	45,871
Timefolio The Venture-V second		27,989	21	5,801	-	-	5,801
Shinhan Smilegate Global PEF I		26,747	14	3,801	-	-	3,801
Genesis Eco No.1 PEF		38,675	29	11,219	-	-	11,219
SHINHAN-NEO Market-Frontier 2nd Fund		76,511	43	32,670	-	-	32,670
NH-Synergy Core Industrial New Technology Fund		17,436	37	6,439	-	-	6,439
J& Moorim Jade Investment Fund		19,771	25	4,920	-	-	4,920
Helios-KDBC Digital Contents 1st		9,699	23	2,256	-	-	2,256
Ulmus SHC innovation investment fund		23,059	24	5,543	-	-	5,543

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2023 and 2022 are as follows (continued):

	December 31, 2023
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
T Core Industrial Technology 1st Venture PEF	~~W~~	13,518	31	4,254	-	-	4,254
Fine Value POST IPO No.5 Private Equity Fund		9,414	40	3,766	-	-	3,766
TI First Property Private Investment Trust 1		7,755	40	3,102	-	-	3,102
MPLUS Professional Private Real Estate Fund 25		5,659	42	2,358	-	-	2,358
IBKC Global Contents Investment Fund		19,274	24	4,701	-	-	4,701
Hanyang-Meritz 1 Fund		13,201	23	2,981	-	-	2,981
Kiwoom-Shinhan Innovation Fund 2		21,384	43	9,165	-	-	9,165
ETRI Holdings-Shinhan 1st Unicorn Fund		6,589	50	3,295	-	-	3,295
SJ ESG Innovative Growth Fund		14,692	29	4,198	-	-	4,198
AVES 1st Corporate Recovery Private Equity Fund		6,258	76	4,768	-	-	4,768
JS Shinhan Private Equity Fund		123,098	4	4,737	-	-	4,737
Daishin Newgen New Technology Investment Fund 1st		12,018	51	6,081	-	-	6,081
META ESG Private Equity Fund I		21,062	27	5,770	-	-	5,770
PHAROS DK FUND		10,157	24	2,462	-	-	2,462
Shinhan VC tomorrow venture fund 1		114,103	40	45,210	-	-	45,210
H-IOTA Fund		38,382	25	9,524	-	-	9,524
Stonebridge-Shinhan Unicorn Secondary Fund		28,550	26	7,427	-	-	7,427
Tres-Yujin Trust		20,717	50	10,359	-	-	10,359
Shinhan-Time mezzanine blind Fund		28,242	50	14,121	-	-	14,121
Capstone REITs No.26		11,499	50	5,750	-	-	5,750
JB Incheon-Bucheon REITS No.54		12,661	39	4,978	-	-	4,978
Hankook Smart Real Asset Investment Trust No.3		23,005	33	7,668	-	-	7,668
JB Hwaseong-Hadong REITs No.53		16,059	31	4,983	-	-	4,983
KB Oaktree Trust No.3		26,003	33	8,668	-	-	8,668
Daehan No.36 Office Asset Management Company		46,790	48	22,482	-	-	22,482
Rhinos Premier Mezzanine Private Investment Fund No.1		10,944	28	3,056	-	-	3,056
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		211,132	30	62,769	-	-	62,769
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		166,737	25	41,434	-	-	41,434
SKS-Yozma Fund No.1		11,574	30	3,455	-	-	3,455
KB Distribution Private Real Estate 3-1		69,268	38	25,976	-	-	25,976

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying amounts of its interests in the associates as of December 31, 2023 and 2022 are as follows (continued):

	December 31, 2023
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Pacific Private Investment Trust No.49-1	~~W~~	34,532	79	27,377	-	-	27,377
KIWOOM Real estate private placement fund for normal investors No. 31		14,263	60	8,558	-	-	8,558
RIFA Real estate private placement fund for normal investoes No. 51		14,328	40	5,731	-	-	5,731
Fivetree general private equity fund No.15		25,154	50	12,572	-	-	12,572
Shinhan-Kunicorn first Fund		25,125	38	9,626	-	-	9,626
Shinhan-Quantum Startup Fund		8,104	49	3,986	-	-	3,986
Shinhan Simone Fund Ⅰ		12,577	38	4,837	-	-	4,837
Korea Investment develop seed Trust No.1		23,829	40	9,532	-	-	9,532
Tiger Green alpha Trust No.29		30,002	95	28,573	-	-	28,573
STIC ALT Global II Private Equity Fund		43,717	22	9,504	-	-	9,504
NH-Brain EV Fund		44,498	25	11,125	-	-	11,125
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1)		43,808	15	6,571	-	12	6,583
Leverent-Frontier 4th Venture PEF		13,791	24	3,294	-	-	3,294
Find-Green New Deal 2nd Equity Fund		19,778	23	4,465	-	-	4,465
ShinhanFitrin 1st Technology Business Investment Association		27,951	16	4,519	-	-	4,519
Koramco Private Real Estate Fund 143		22,002	30	6,667	-	-	6,667
Korea Investment Top Mezzanine Private Real Esate Trust No.1		45,074	22	10,016	-	-	10,016
LB YoungNam Logistics Private Trust No.40		39,128	25	9,782	-	-	9,782
Shinhan-Cognitive Start-up Fund L.P.		16,263	33	5,329	-	-	5,329
Cornerstone J&M Fund I		13,081	27	3,488	-	-	3,488
Logisvalley Shinhan REIT Co.,Ltd. (*1)		22,617	20	4,584	-	(986)	3,598
DA Value-Honest New Technology Investment Fund 1		17,328	24	4,099	-	-	4,099
Shinhan-Ji and Tec Smart Innovation Fund		19,953	50	9,977	-	-	9,977
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		13,935	50	6,968	-	-	6,968
Korea Investment Green Newdeal Infra Trust No.1		36,667	28	10,257	-	-	10,257
BTS 2nd Private Equity Fund		24,393	26	6,342	-	-	6,342
Shinhan Global Active REIT Co.Ltd.		93,266	20	18,997	-	-	18,997
NH-J&-IBKC Label Technology Fund		35,052	28	9,748	-	-	9,748
Hanyang Time Mezzanine Fund		10,542	29	3,012	-	-	3,012
Shinhan-isquare Venture PEF 1		10,715	40	4,286	-	-	4,286
Capstone Develop Frontier Trust		35,221	21	7,547	-	-	7,547
Nextrade Co., Ltd.		121,249	8	9,700	-	-	9,700
SH 1.5years Maturity Investment Type Security Investment Trust No.2		16,613	29	4,834	-	-	4,834
Eventus-IBKC LIB Fund		30,317	22	6,632	-	-	6,632
IBKC-Behigh Fund 1st		10,828	30	3,219	-	-	3,219
ON No.1 Private Equity Fund		18,624	29	5,321	-	-	5,321
Digital New Deal Kappa Private Equity Fund		19,575	25	4,845	-	-	4,845
IBKCJS New Technology Fund No.1		20,841	29	6,130	-	-	6,130

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying amounts of its interests in the associates as of December 31, 2023 and 2022 are as follows (continued):

	December 31, 2023
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1	~~W~~	47,054	21	9,803	-	-	9,803
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		42,046	29	12,013	-	-	12,013
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38		4,228	75	3,171	-	-	3,171
TogetherKorea Private Investment Trust No. 6		5,271	100	5,270	-	-	5,270
TogetherKorea Private Investment Trust No. 7		5,271	100	5,270	-	-	5,270
Kiwoom Core Industrial Technology Investment Fund No.3		12,028	35	4,180	-	-	4,180
Penture K-Content Investment Fund		25,599	22	5,622	-	-	5,622
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		26,562	30	7,969	-	-	7,969
Hana Alternative Investment Kosmes PCBO General PEF No. 1		13,790	37	5,107	-	-	5,107
Shinhan-timefolio Bio Development Investment Fund		12,249	48	5,927	-	-	5,927
Shinhan M&A-ESG Fund		17,868	23	4,169	-	-	4,169
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd. -		37,189	28	10,575	-	-	10,575
KDBC meta-enter New Technology investment fund		24,886	28	6,940	-	-	6,940
Shinhan Time Secondary Blind New Technology Investment Trust		10,008	48	4,754	-	-	4,754
Shinhan DS Secondary Investment Fund		18,693	40	7,477	-	-	7,477
Shinhan-openwater pre-IPO Investment Trust 1		9,946	50	4,973	-	-	4,973
Shinhan-Eco Venture Fund 2nd		9,024	40	3,610	-	-	3,610
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1		7,884	40	3,154	-	-	3,154
Hantoo Shinhan Lake K-beauty Technology Investment Trust		43,416	23	9,969	-	-	9,969
Shinhan HB Wellness 1st Investment Trust		10,284	49	4,992	-	-	4,992

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying amounts of its interests in the associates as of December 31, 2023 and 2022 are as follows (continued):

	December 31, 2023
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Korea real Asset Fund No.3	~~W~~	32,604	29	9,315	-	-	9,315
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518		73,457	31	23,131	-	-	23,131
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		19,730	23	4,536	-	-	4,536
Time Robotics New Technology Investment Trust		13,283	30	3,966	-	-	3,966
Ascent-welcome Tehcnology Investment Trust No.2		31,721	28	8,771	-	-	8,771
Igis General PE Real Estate Investment Trust 517-1		53,725	96	51,735	-	-	51,735
Consus Osansegyo No.2		16,208	50	8,104	-	-	8,104
Mastern General Private Real Estate Investment Trust No.189 (Type 1 Beneficiary Securities)		23,927	33	7,822	-	-	7,822
Shinhan AIM Private Fund of Fund 9-B		96,072	25	24,018	-	-	24,018
Shinhan General Private Real Estate Investment Trust No.3		37,764	21	7,838	-	-	7,838
NH Absolute Project L General Private Investment Trust		18,797	26	4,893	-	-	4,893
Paros Kosdaq Venture General Private Investment Trust No. 5		8,994	67	5,994	-	-	5,994
Happy Pet Life Care New Technology Investment Association No.2		11,521	30	3,456	-	-	3,456
Shinhan-Soo Secondary Investment Association		6,764	78	5,249	-	-	5,249
Others		673,313	-	191,051	-	148	191,199
		8,484,787	-	2,677,526	(5)	14,510	2,692,031

(*1) Others represents the adjustments of fair value when acquired.

(*2) Others are the amount of fair value adjustments that occurred at the time of acquisition and accumulated losses that were not recognized due to the suspension of equity method recognition as the investment account balance became “0” due to the accumulation of losses for the current period.

(*3) Others are the unrecognized equity method for preferred stocks without voting rights issued by the investee.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2023 and 2022 are as follows (continued):

	December 31, 2022
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
BNP Paribas Cardif Life Insurance	~~W~~	201,205	15	30,161	8	-	30,169
Partners 4th Growth Investment Fund		54,165	25	13,542	-	-	13,542
KTB Newlake Global Healthcare PEF		20,945	21	4,309	-	-	4,309
Shinhan-Neoplux Energy Newbiz Fund		65,814	32	20,837	-	-	20,837
Shinhan-Albatross tech investment Fund		24,507	50	12,253	-	-	12,253
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		17,716	24	4,232	-	-	4,232
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,563	20	1,726	-	-	1,726
VOGO Debt Strategy Qualified IV Private		30,420	20	6,085	-	-	6,085
Shinhan -Midas Dong-A Secondary Fund		8,863	50	4,431	-	-	4,431
ShinHan – Soo Young Entrepreneur Investment Fund No.1		18,391	24	4,414	-	-	4,414
Shinhan Praxis K-Growth Global Private Equity Fund		26,082	14	3,691	-	-	3,691
Kiwoom Milestone Professional Private Real Estate Trust 19		7,922	50	3,961	-	-	3,961
Shinhan Global Healthcare Fund 1 (*2)		(4,518)	4	(199)	-	199	-
KB NA Hickory Private Special Asset Fund		91,572	38	34,339	-	-	34,339
Koramco Europe Core Private Placement Real Estate Fund No.2-2		43,694	44	19,236	-	-	19,236
Hermes Private Investment Equity Fund		19,071	29	5,562	-	-	5,562
KDBC-Midas Dong-A Global contents Fund		18,393	23	4,277	-	-	4,277
Shinhan-Nvestor Liquidity Solution Fund		25,836	25	6,438	-	-	6,438
Shinhan AIM FoF Fund 1-A		40,444	25	10,110	-	-	10,110
IGIS Global Credit Fund 150-1		18,765	25	4,692	-	-	4,692
Partner One Value up I Private Equity Fund		18,428	28	5,144	-	-	5,144
Genesis No.1 Private Equity Fund		262,823	23	59,924	-	-	59,924
Korea Omega Project Fund III		15,610	24	3,674	-	-	3,674
Genesis North America Power Company No.1 PEF		20,760	39	8,118	-	-	8,118
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		185,333	23	43,244	-	-	43,244
MIEL CO.,LTD. (*2)		(143)	29	(41)	-	41	-
AIP Transportation Specialized Privately Placed Fund Trust #1		125,459	36	44,821	-	-	44,821
E&Healthcare Investment Fund No.6		2,839	21	597	-	-	597

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2023 and 2022 are as follows (continued):

	December 31, 2022
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
One Shinhan Global Fund 1	~~W~~	9,495	21	1,948	-	-	1,948
Kiwoom-Shinhan Innovation Fund I		18,881	50	9,441	-	-	9,441
Midas Asset Global CRE Debt Private Fund No.6		138,538	41	57,029	-	-	57,029
Samchully Midstream Private Placement Special Asset Fund 5-4		71,352	43	30,624	-	-	30,624
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		122,456	20	24,492	-	-	24,492
NH-Amundi Global Infrastructure Trust 14		69,919	30	20,975	-	-	20,975
Jarvis Memorial Private Investment Trust 1		9,883	99	9,786	-	-	9,786
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		55,598	60	33,357	-	-	33,357
Milestone Private Real Estate Fund 3		59,485	32	19,071	-	-	19,071
Nomura-Rifa Private Real Estate Investment Trust 31		23,519	31	7,364	-	-	7,364
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		13,961	21	2,969	-	-	2,969
T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business		11,440	28	3,231	-	-	3,231
FuturePlay-Shinhan TechInnovation Fund 1		13,832	50	6,916	-	-	6,916
Stonebridge Corporate 1st Fund		8,211	44	3,622	-	-	3,622
Vogo Realty Partners Private Real Estate Fund V		50,446	22	10,915	-	-	10,915
Korea Credit Bureau		55,999	9	5,039	-	-	5,039
Goduck Gangil1 PFV Co., Ltd.		5,715	1	60	-	-	60
SBC PFV Co., Ltd. (*3)		133,851	25	33,463	-	(4,995)	28,468
NH-amundi global infra private fund 16		112,423	50	56,211	-	-	56,211
IMM Global Private Equity Fund		446,586	33	147,384	-	-	147,384
SH BNCT Professional Investment Type Private Special Asset Investment Trust		362,830	73	263,052	-	-	263,052
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		43,389	52	22,683	-	-	22,683
Sparklabs-Shinhan Opportunity Fund 1		9,356	50	4,631	-	-	4,631
BNW Tech-Innovation Private Equity Fund		19,540	30	5,833	-	-	5,833
IGIS Real-estate Private Investment Trust No.33		35,618	41	14,552	-	-	14,552
WWG Global Real Estate Investment Trust no.4		34,959	30	10,331	-	-	10,331
Goduck Gangil10 PFV Co., Ltd.		16,263	20	3,236	-	-	3,236
Fidelis Global Private Real Estate Trust No.2 (*1)		30,185	80	24,055	-	(2,110)	21,945
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		168,735	29	48,427	-	-	48,427
Shinhan Healthcare Fund 2		(160)	14	(22)	-	22	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2023 and 2022 are as follows (continued):

	December 31, 2022
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Shinhan AIM Real Estate Fund No.2	~~W~~	84,140	30	25,243	-	-	25,243
Shinhan AIM Real Estate Fund No.1		212,475	21	44,642	-	-	44,642
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		148,161	22	32,627	-	-	32,627
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		66,107	29	19,296	-	-	19,296
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		34,437	71	24,598	-	-	24,598
Korea Omega-Shinhan Project Fund I		20,043	50	10,022	-	-	10,022
ST-Bonanja Food tech		6,775	39	2,631	-	-	2,631
Samsung SRA Real Estate Professional Private 45 (*1)		86,123	25	21,531	-	119	21,650
IBK Global New Renewable Energy Special Asset Professional Private2		115,270	29	33,412	-	-	33,412
VS Cornerstone Fund		8,098	41	3,335	-	-	3,335
Aone Mezzanine Opportunity Professional Private		7,777	64	5,009	-	-	5,009
NH-Amundi US Infrastructure Private Fund2		123,291	26	31,941	-	-	31,941
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		21,103	30	6,332	-	-	6,332
Kakao-Shinhan 1st TNYT Fund		43,869	49	21,330	-	-	21,330
IMM Special Situation 1-2 PRIVATE EQUITY FUND		13,019	20	2,603	-	-	2,603
Pacific Private Placement Real Estate Fund No.40		46,997	25	11,622	-	-	11,622
Mastern Private Real Estate Loan Fund No.2		19,025	34	6,387	-	-	6,387
LB Scotland Amazon Fulfillment Center Fund 29		42,252	70	29,637	-	-	29,637
JR AMC Hungary Budapest Office Fund 16		38,247	33	12,457	-	-	12,457
EDNCENTRAL Co.,Ltd. (*2)		(23,437)	13	(3,156)	-	3,156	-
Future-Creation Neoplux Venture Capital Fund		26,160	16	4,251	-	-	4,251
Gyeonggi-Neoplux Superman Fund		25,116	22	5,467	-	-	5,467
NewWave 6th Fund		45,132	30	13,540	-	-	13,540
KTC-NP Growth Champ 2011-2 Private Equity Fund		21,721	6	1,207	-	-	1,207
Neoplux No.3 Private Equity Fund		204,529	10	20,454	-	-	20,454
PCC Amberstone Private Equity Fund I		86,685	22	18,785	-	-	18,785
KIAMCO POWERLOAN TRUST 4TH		91,884	47	43,524	-	-	43,524
Mastern Opportunity Seeking Real Estate Fund II		73,544	20	14,710	-	-	14,710
AION ELFIS PROFESSIONAL PRIVATE 1		17,831	20	3,566	-	-	3,566
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		19,235	30	5,709	-	-	5,709

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2023 and 2022 are as follows (continued):

	December 31, 2022
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Neoplux Market-Frontier Secondary Fund	~~W~~	70,729	20	13,960	-	-	13,960
Harvest Private Equity Fund II		14,230	22	3,139	-	-	3,139
Synergy Green New Deal 1st New Technology Business Investment Fund		37,743	28	10,632	-	-	10,632
KAIM Real-estate Private Investment Trust 20		3,089	38	1,187	-	-	1,187
KIAMCO Vietnam Solar Special Asset Private Investment Trust		13,455	50	6,727	-	-	6,727
Daishin New Technology Investment Fund 5th		10,369	23	2,430	-	-	2,430
SHINHAN-NEO Core Industrial Technology Fund		18,913	50	9,409	-	-	9,409
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		83,417	30	25,024	-	-	25,024
SIMONE Mezzanine Fund No.3		10,419	29	3,017	-	-	3,017
Eum Private Equity Fund No.7		43,673	21	9,170	-	-	9,170
Kiwoom Hero No.4 Private Equity Fund		16,705	21	3,517	-	-	3,517
Vogo Canister Professional Trust Private Fund I		127,747	36	46,329	-	-	46,329
SW-S Fund		23,919	30	7,248	-	-	7,248
CL Buyout 1st PEF		59,930	21	12,842	-	-	12,842
Timefolio The Venture-V second		19,764	21	4,096	-	-	4,096
Newlake Growth Capital Partners2 PEF		41,766	30	12,496	-	-	12,496
Shinhan Smilegate Global PEF I (*1)		28,792	14	4,091	-	(320)	3,771
Genesis Eco No.1 PEF		39,359	29	11,418	-	-	11,418
SHINHAN-NEO Market-Frontier 2nd Fund		80,610	43	34,420	-	-	34,420
NH-Synergy Core Industrial New Technology Fund		17,269	37	6,377	-	-	6,377
J& Moorim Jade Investment Fund		21,836	25	5,434	-	-	5,434
Helios-KDBC Digital Contents 1st		14,431	23	3,356	-	-	3,356
Ulmus SHC innovation investment fund		20,326	24	4,886	-	-	4,886
Mirae Asset Partners X Private Equity Fund		21,817	36	7,792	-	-	7,792
T Core Industrial Technology 1st Venture PEF		14,393	31	4,529	-	-	4,529
Curious Finale Corporate Recovery Private Equity Fund		12,925	28	3,591	-	-	3,591
TI First Property Private Investment Trust 1		7,817	40	3,127	-	-	3,127
MPLUS Professional Private Real Estate Fund 25		10,153	42	4,231	-	-	4,231
IBKC Global Contents Investment Fund		18,661	24	4,552	-	-	4,552
Nautic Smart No.6 Private Equity Fund		3,121	38	1,178	-	-	1,178

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2023 and 2022 are as follows (continued):

	December 31, 2022
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Premier Luminous Private Equity Fund	~~W~~	35,700	25	8,966	-	-	8,966
Hanyang-Meritz 1 Fund		15,348	23	3,466	-	-	3,466
KNT 2ND PRIVATE EQUITY FUND (*1)		5,177	22	1,124	-	(174)	950
Kiwoom-Shinhan Innovation Fund 2		26,299	43	11,271	-	-	11,271
Maple Mobility Fund		83,539	20	16,859	-	-	16,859
SJ ESG Innovative Growth Fund		14,689	29	4,197	-	-	4,197
AVES 1st Corporate Recovery Private Equity Fund		6,638	76	5,057	-	-	5,057
JS Shinhan Private Equity Fund		128,727	4	4,953	-	-	4,953
NH Kyobo AI Solution Investment Fund		12,601	26	3,288	-	-	3,288
Daishin Newgen New Technology Investment Fund 1st		11,273	51	5,704	-	-	5,704
META ESG Private Equity Fund I		21,380	27	5,857	-	-	5,857
SWFV FUND-1		22,678	40	9,128	-	-	9,128
PHAROS DK FUND		15,886	24	3,835	-	-	3,835
Shinhan VC tomorrow venture fund 1		67,958	40	26,926	-	-	26,926
Highland 2021-8 Fund		14,770	33	4,826	-	-	4,826
H-IOTA Fund		38,784	25	9,623	-	-	9,623
Stonebridge-Shinhan Unicorn Secondary Fund		34,621	18	6,082	-	-	6,082
Tres-Yujin Trust		20,007	50	10,004	-	-	10,004
Shinhan-Time mezzanine blind Fund		26,625	50	13,312	-	-	13,312
Capstone REITs No.26		7,703	50	3,852	-	-	3,852
JB Incheon-Bucheon REITS No.54		12,690	39	4,989	-	-	4,989
Hankook Smart Real Asset Investment Trust No.3		20,980	33	6,993	-	-	6,993
JB Hwaseong-Hadong REITs No.53		16,084	31	4,991	-	-	4,991
KB Oaktree Trust No.3		25,814	33	8,605	-	-	8,605
Daehan No.36 Office Asset Management Company (*1)		44,964	48	21,604	-	454	22,058
Rhinos Premier Mezzanine Private Investment Fund No.1 (*1)		2,873	28	802	-	2,071	2,873
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		192,851	30	57,334	-	-	57,334
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		163,267	25	40,571	-	-	40,571
SKS-Yozma Fund No.1		22,110	30	6,599	-	-	6,599
IBKC-METIS Global Contents Investment Fund		12,513	36	4,550	-	-	4,550
Keistone Unicorn Private Equity Fund		22,318	28	6,249	-	-	6,249
KB Distribution Private Real Estate 3-1		71,069	38	26,651	-	-	26,651
Pacific Private Investment Trust No.49-1		36,126	79	28,641	-	-	28,641
KIWOOM Real estate private placement fund for normal investors No. 31		14,264	60	8,558	-	-	8,558
RIFA Real estate private placement fund for normal investoes No. 51		14,315	40	5,726	-	-	5,726
Fivetree general private equity fund No.15		24,573	50	12,281	-	-	12,281
Shinhan-Kunicorn first Fund		25,658	38	9,831	-	-	9,831
Harvest Fund No.3		35,488	45	15,854	-	-	15,854
Shinhan Simone Fund Ⅰ		12,468	38	4,796	-	-	4,796
Korea Investment develop seed Trust No.1		25,604	40	10,242	-	-	10,242

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying amounts of its interests in the associates as of December 31, 2023 and 2022 are as follows (continued):

	December 31, 2022
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Tiger Green alpha Trust No.29	~~W~~	28,146	95	26,806	-	-	26,806
STIC ALT Global II Private Equity Fund		45,350	22	9,859	-	-	9,859
NH-Brain EV Fund		46,369	25	11,592	-	-	11,592
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1)		42,622	15	6,393	-	12	6,405
Find-Green New Deal 2nd Equity Fund		19,969	23	4,508	-	-	4,508
ShinhanFitrin 1st Technology Business Investment Association		27,444	16	4,437	-	-	4,437
PARATUS No.3 Private Equity Fund		19,249	26	4,936	-	-	4,936
Golden Route 2nd Startup Venture Specialized Private Equity Fund		13,214	23	3,003	-	-	3,003
Koramco Private Real Estate Fund 143		10,000	30	3,030	-	-	3,030
Korea Investment Top Mezzanine Private Real Esate Trust No.1		44,477	22	9,885	-	-	9,885
LB YoungNam Logistics Private Trust No.40		38,992	25	9,748	-	-	9,748
Shinhan-Cognitive Start-up Fund L.P. (*1)		30,358	33	9,939	-	14	9,953
IGEN2022 No.1 private Equity Fund		32,361	28	9,045	-	-	9,045
Cornerstone J&M Fund I		13,353	27	3,561	-	-	3,561
Logisvalley Shinhan REIT Co.,Ltd. (*1)		23,629	20	4,790	-	(986)	3,804
KDB Investment Global Healthcare Private Equity Fund I		142,794	24	34,468	-	-	34,468
Korea Investment Green Newdeal Infra Trust No.1		20,431	28	5,714	-	-	5,714
BTS 2nd Private Equity Fund		14,505	26	3,772	-	-	3,772
Shinhan Global Active REIT Co.Ltd.		94,370	20	19,222	-	-	19,222
NH-J&-IBKC Label Technology Fund		35,477	28	9,866	-	-	9,866
IMM Global Venture Opportunity, LP		8,775	36	3,115	-	-	3,115
Capstone Develop Frontier Trust		32,000	21	6,857	-	-	6,857
Nextrade Co., Ltd. (*1)		141,421	8	11,314	-	(1,614)	9,700
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1		11,194	27	3,011	-	-	3,011
SH 1.5years Maturity Investment Type Security Investment Trust No.2		15,865	29	4,601	-	-	4,601
Eventus-IBKC LIB Fund		27,590	22	6,035	-	-	6,035
NH-Daishin-Kyobo healthcare 1 Fund		15,792	25	3,948	-	-	3,948
IBKC-Behigh Fund 1st		10,992	30	3,268	-	-	3,268
Nautic Green Innovation ESG Co-investment No.1 Private Equity Fund		16,419	24	3,956	-	-	3,956
ON No.1 Private Equity Fund		18,767	29	5,362	-	-	5,362
Digital New Deal Kappa Private Equity Fund		16,420	30	4,946	-	-	4,946
Others		797,590	-	228,801	-	1,422	230,223
	~~W~~	9,416,618	-	2,907,155	8	(2,689)	2,904,474

(*1) Others represents the adjustments of fair value when acquired.

(*2) Others are the amount of fair value adjustments that occurred at the time of acquisition and accumulated losses that were not recognized due to the suspension of equity method recognition as the investment account balance became “0” due to the accumulation of losses for the current period.

(*3) Others are the unrecognized equity method for preferred stocks without voting rights issued by the investee.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

16. Investments in associates (continued)

(e) The unrecognized equity method losses as of and for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023
Investees		Unrecognized equity method losses	Cumulative unrecognized equity method losses
MIEL CO.,LTD.	~~W~~	-	(41)
Shinhan Global Healthcare Fund 1		61	(153)
Shinhan Global Healthcare Fund 2		75	(21)
EDNCENTRAL Co.,Ltd.		(4,679)	(5,677)
Kiwoom Milestone Professional Private Real Estate Trust 19		(19,433)	(19,433)
	~~W~~	(23,976)	(25,325)

		December 31, 2022
Investees		Unrecognized equity method losses	Cumulative unrecognized equity method losses
MSTEEL co.Ltd.	~~W~~	(371)	(371)
MIEL CO.,LTD.		-	(41)
Shinhan Global Healthcare Fund 1		(61)	(214)
Shinhan Global Healthcare Fund 2		(82)	(96)
EDNCENTRAL Co.,Ltd.		(504)	(998)
	~~W~~	(1,018)	(1,720)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

17. Investment properties

(a) Investment properties as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Acquisition cost	~~W~~	410,475	513,986
Accumulated depreciation		(152,669)	(150,878)
Carrying amount	~~W~~	257,806	363,108

(b) Changes in investment properties for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Beginning balance	~~W~~	363,108	675,391
Acquisition		5,479	10,090
Disposal		(106,344)	(230,148)
Depreciation		(15,058)	(18,115)
Amounts transferred from (to) property and equipment		16,678	9,554
Amounts transferred from(to) assets held for sale(*)		(6,057)	(83,664)
Ending balance	~~W~~	257,806	363,108

(*) Comprise buildings and land, etc.

(c) Income and expenses on investment property for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Rental income	~~W~~	24,472	33,366
Direct operating expenses for investment properties that generated rental income		12,905	16,980

(d) The fair value of investment property as of December 31, 2023 and 2022 is as follows:

		December 31, 2023	December 31, 2022
Land and buildings (*)	~~W~~	1,044,491	1,063,031

(*) Fair value of investment properties is estimated based in the recent market transaction conditions with an independent third party and certain significant unobservable inputs. Accordingly, fair value of investment properties is classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

18. Other assets

Other assets as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Accounts receivable	~~W~~	17,048,595	11,489,203
Domestic exchange settlement debit		5,024,787	6,034,816
Guarantee deposits		1,002,119	1,016,748
Discounted present value		(52,660)	(51,864)
Accrued income		3,908,205	3,289,481
Prepaid expense		304,161	784,630
Provisional payments		405,201	378,993
Sundry assets		98,104	96,190
Advance payments		408,857	288,466
Leased assets		2,078,742	1,932,791
Others		165,163	173,864
Allowances for credit loss of other assets		(465,430)	(362,204)
	~~W~~	29,925,844	25,071,114

19. Leases

(a) Gross investment and present value of minimum lease payment of finance lease as of December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Gross investment	Unrealized interest income	Present value of minimum lease payment
Not later than 1 year	~~W~~	898,235	95,269	802,966
1 ~ 2 years		458,736	28,398	430,338
2 ~ 3 years		359,893	19,220	340,673
3 ~ 4 years		324,331	6,155	318,176
4 ~ 5 years		155,615	6,399	149,216
Later than 5 years		1,411	3	1,408
	~~W~~	2,198,221	155,444	2,042,777

(*) Interest income on finance lease receivables recognized for the year ended December 31, 2023 is ~~W~~ 108,514 million.

		December 31, 2022
		Gross investment	Unrealized interest income	Present value of minimum lease payment
Not later than 1 year	~~W~~	654,159	82,286	571,873
1 ~ 2 years		477,216	55,860	421,356
2 ~ 3 years		379,998	36,353	343,645
3 ~ 4 years		312,014	20,816	291,198
4 ~ 5 years		250,568	7,415	243,153
Later than 5 years		1,682	4	1,678
	~~W~~	2,075,637	202,734	1,872,903

(*) Interest income on finance lease receivables recognized for the year ended December 31, 2022 is ~~W~~64,679 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

19. Leases (continued)

(b) Minimum lease payment receivable schedule for lease contracts of the Group as lessor as of December 31, 2023 and 2022 are as follows:

i) Finance lease

		December 31, 2023
		Minimum lease payment	Present value adjustment	Present value of minimum lease payment
Not later than 1 year	~~W~~	898,235	95,269	802,966
1 ~ 2 years		458,736	28,398	430,338
2 ~ 3 years		359,893	19,220	340,673
3 ~ 4 years		324,331	6,155	318,176
4 ~ 5 years		155,615	6,399	149,216
Later than 5 years		1,411	3	1,408
	~~W~~	2,198,221	155,444	2,042,777

		December 31, 2022
		Minimum lease payment	Present value adjustment	Present value of minimum lease payment
Not later than 1 year	~~W~~	654,159	82,286	571,873
1 ~ 2 years		477,216	55,860	421,356
2 ~ 3 years		379,998	36,353	343,645
3 ~ 4 years		312,014	20,816	291,198
4 ~ 5 years		250,568	7,415	243,153
Later than 5 years		1,682	4	1,678
	~~W~~	2,075,637	202,734	1,872,903

ii) Operating lease

		Minimum lease payment
		December 31, 2023	December 31, 2022
Not later than 1 year	~~W~~	576,017	513,245
1 ~ 2 years		460,075	439,678
2 ~ 3 years		320,463	322,125
3 ~ 4 years		177,914	189,375
4 ~ 5 years		55,548	72,000
Later than 5 years		453	6,997
	~~W~~	1,590,470	1,543,420

(c) Changes in operating lease assets for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Beginning balance	~~W~~	1,930,503	1,393,738
Acquisition		762,996	1,017,137
Disposal		(171,192)	(128,950)
Depreciation		(445,006)	(351,208)
Amounts transferred from (to) property and equipment		(221)	(214)
Ending balance	~~W~~	2,077,080	1,930,503

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

19. Leases (continued)

(d) The details of the right-of-use assets by the lessee’s underlying asset type as of December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Acquisition cost	Accumulated depreciation	Carrying amount
Real estate	~~W~~	1,282,462	(715,521)	566,941
Vehicle		57,534	(29,117)	28,417
Others		38,031	(26,914)	11,117
	~~W~~	1,378,027	(771,552)	606,475

		December 31, 2022
		Acquisition cost	Accumulated depreciation	Carrying amount
Real estate	~~W~~	1,124,151	(538,076)	586,075
Vehicle		51,644	(29,317)	22,327
Others		32,933	(22,125)	10,808
	~~W~~	1,208,728	(589,518)	619,210

(e) The details of the changes in the right-of-use assets for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Real estate	Vehicle	Others	Total
Beginning balance	~~W~~	586,075	22,327	10,808	619,210
Acquisition		340,809	23,039	6,876	370,724
Disposal		(66,392)	(3,388)	(1,272)	(71,052)
Depreciation (*)		(294,895)	(13,565)	(5,295)	(313,755)
Effects of foreign currency movements		1,344	4	-	1,348
Ending balance	~~W~~	566,941	28,417	11,117	606,475

		December 31, 2022
		Real estate	Vehicle	Others	Total
Beginning balance	~~W~~	574,041	21,849	12,237	608,127
Acquisition		350,328	14,834	3,991	369,153
Disposal		(72,323)	(2,404)	(836)	(75,563)
Depreciation (*)		(271,299)	(12,004)	(4,583)	(287,886)
Effects of foreign currency movements		4,277	52	(1)	4,328
Business combination		1,051	-	-	1,051
Ending balance	~~W~~	586,075	22,327	10,808	619,210

(*) Included in general administrative expense, other operating income(expense) and insurance service expense of the consolidated statements of comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

19. Leases (continued)

(f) The details of the maturity of the lease liability as of December 31, 2023 and 2022 are as follows:

		December 31, 2023
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	35,167	36,612	51,621	83,202	305,694	54,961	567,257
Vehicle		6,908	1,705	2,380	5,559	18,333	434	35,319
Others		639	658	1,223	2,438	6,380	-	11,338
	~~W~~	42,714	38,975	55,224	91,199	330,407	55,395	613,914

		December 31, 2022
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	26,601	34,980	48,209	84,706	315,267	74,190	583,953
Vehicle		4,999	1,851	2,543	4,566	13,910	92	27,961
Others		463	588	1,151	2,219	6,994	10	11,425
	~~W~~	32,063	37,419	51,903	91,491	336,171	74,292	623,339

(*) The above amounts are based on undiscounted cash flows, and have been classified at the earliest maturity that the Group has the obligation to pay.

(g) The lease payments for low-value assets and short-term leases for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Low-value assets	~~W~~	7,016	6,888
Short-term lease (*)		1,841	268
Total	~~W~~	8,857	7,156

(*) The payments for leases with terms less than 1 month are included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

20. Pledged assets

(a) Assets pledged as collateral as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022	Reasons for collateral

Loans at fair value through profit or loss	~~W~~	49,902	-	Pledge for borrowing transaction
Loans at amortized cost		124,420	-	Pledge for borrowing transaction
Securities:
Securities at FVTPL		18,525,421	12,714,420	Customer RP, etc.
Securities at FVOCI		12,164,955	9,383,156	Borrowings, Settlement security for Bank of Korea, Borrowing securities, etc.
Securities at amortized cost		17,659,715	14,913,535	Borrowings, Settlement security for Bank of Korea, Customer RP, etc.
		48,350,091	37,011,111

Deposits at amortized cost		1,500,246	1,883,725	Borrowings, etc.
Property and Equipment (real estate)		5,039	29,288	Establishing the right to collateral security, etc.
	~~W~~	50,029,698	38,924,124

(*) The carrying amounts of assets pledged that the pledgees have the right to sell or re-pledge regardless of the Group’s default as of December 31, 2023 and 2022 are ~~W~~ 16,345,580 million and ~~W~~9,754,980 million, respectively.

(b) The fair value of collateral held that the Group has the right to sell or re-pledge regardless of the pledger’s default as of December 31, 2023 and 2022 are as follows:

		December 31, 2023		December 31, 2022
		The fair value of assets received as collateral	The fair value of collateral sold or re-provided as collateral	The fair value of assets received as collateral	The fair value of collateral sold or re-provided as collateral
Securities	~~W~~	14,372,408	-	3,750,199	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

21. Deposits

Deposits as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Demand deposits:
Korean won	~~W~~	128,035,326	132,604,867
Foreign currencies		23,141,715	24,841,409
		151,177,041	157,446,276
Time deposits:
Korean won		175,191,964	171,355,724
Foreign currencies		26,914,722	24,910,187
		202,106,686	196,265,911
Certificates of deposits		12,059,730	14,921,375
Discount note deposits		7,614,701	6,631,858
CMA		4,950,392	4,634,010
Others		3,604,114	3,088,864
	~~W~~	381,512,664	382,988,294

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

22. Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Securities sold:
Stocks	~~W~~	628,225	278,341
Bonds		477,626	438,689
Others		343,783	7,074
		1,449,634	724,104
Gold/silver deposits		419,343	422,006
	~~W~~	1,868,977	1,146,110

23. Financial liabilities designated at fair value through profit or loss

(a) Financial liabilities designated at fair value through profit or loss as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022	Reason for designation
Equity-linked securities sold	~~W~~	5,610,256	5,437,434	Compound financial instrument
Securities sold with embedded derivatives		1,931,639	2,882,607
Debt securities issued		254,832	47,327	Fair value measurement and management
	~~W~~	7,796,727	8,367,368

(*) The Group designated the financial liabilities at the initial recognition (or subsequently) in accordance with paragraph 6.7.1 of K-IFRS No. 1109 as financial liabilities at fair value through profit or loss.

Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to ~~W~~ 7,796,727 million as of December 31, 2023. Increase in values of the liability due to credit risk changes is ~~W~~ 4,011 million for the year ended December 31, 2023 and the accumulated changes in values are ~~W~~(-)5,278 million as of December 31, 2023.

(b) The difference between the carrying amount of financial liabilities designated at fair value through profit or loss and the amount required to be paid at contractual maturity as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022

Expiration payment	~~W~~	7,519,962	7,733,506
Carrying amount		7,796,727	8,367,368
Difference from carrying amount	~~W~~	(276,765)	(633,862)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

24. Borrowings

Borrowings as of December 31, 2023 and 2022 are as follows:

	December 31, 2023			December 31, 2022
	Interest rate (%)		Amount	Interest rate (%)		Amount

Borrowings denominated in Korean won:
Borrowings from Bank of Korea	2.00~2.00	~~W~~	2,562,162	0.25~1.75	~~W~~	5,100,325
Others	0.00~7.83		25,077,825	0.00~7.60		23,091,971
			27,639,987			28,192,296
Borrowings denominated in foreign currencies:
Overdraft due from banks	0.00~0.00		34,072	0.00~0.30		48,072
Borrowings from banks	0.00~14.85		7,331,197	0.15~21.20		7,811,701
Others	0.00~17.50		2,674,834	0.00~22.65		2,397,605
			10,040,103			10,257,378

Call money	0.02~5.88		2,195,849	0.05~6.30		1,276,301
Bill of sale	0.00~3.65		11,252	0.00~3.95		15,057
Bonds sold under repurchase agreements	0.00~6.74		17,312,576	0.00~6.80		9,544,536
Deferred origination costs			(298,415)			(6,393)
		~~W~~	56,901,352		~~W~~	49,279,175

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

25. Debt securities issued

Debt securities issued as of December 31, 2023 and 2022 are as follows:

	December 31, 2023			December 31, 2022
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	0.00~7.70	~~W~~	65,801,744	0.05~9.00	~~W~~	61,038,481
Subordinated debt securities issued	2.20~5.20		2,860,105	2.20~4.17		3,275,225
Gain on fair value hedges	-		(225,750)	-		(348,700)
Discount on debt securities issued	-		(53,857)	-		(37,943)
			68,382,242			63,927,063
Debt securities issued in foreign currencies:
Debt securities issued	0.25~7.36		9,697,265	0.25~7.59		9,586,831
Subordinated debt securities issued	3.34~5.00		3,768,942	3.34~5.10		4,145,264
Gain on fair value hedges	-		(240,483)	-		(324,901)
Discount on debt securities issued	-		(46,241)	-		(45,474)
			13,179,483			13,361,720
		~~W~~	81,561,725		~~W~~	77,288,783

26. Defined benefit plans

(a) Defined benefit plan assets and obligations

The Group has operated a defined benefit plan and calculates defined benefit obligations based on the employee's pension compensation benefits and service period.

Defined benefit obligations and plan assets as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Present value of defined benefit obligations	~~W~~	2,219,490	1,934,643
Fair value of plan assets		(2,266,248)	(2,376,817)
Recognized liability (asset) for defined benefit obligations (*)	~~W~~	(46,758)	(442,174)

(*) The asset for defined benefit obligation of ~~W~~46,758 million as of December 31, 2023 is the net defined benefit assets of ~~W~~114,378 million less the net defined liabilities of ~~W~~67,620 million. In addition, the asset for defined benefit obligation of ~~W~~442,174 million as of December 31, 2022 is the net defined benefit liabilities of ~~W~~456,838 million less the net defined assets of ~~W~~14,664 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

26. Defined benefit plans (continued)

(b) Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Defined benefit obligation	Plan assets	Net defined benefit liabilities (assets)
Beginning balance	~~W~~	1,934,643	(2,376,817)	(442,174)
Included in profit or loss:
Current service cost		143,259	-	143,259
Past service cost		92	-	92
Net interest expense (income)		104,546	(138,254)	(33,708)
Settlement loss (gain)		7,633	5	7,638
		255,530	(138,249)	117,281
Included in other comprehensive income:
Remeasurement loss:
- Actuarial losses arising from:
Demographic assumptions		106,072	-	106,072
Financial assumptions		123,204	1,723	124,927
Experience adjustment		5,925	-	5,925
- Return on plan assets excluding interest income		195	34,233	34,428
		235,396	35,956	271,352
Other:
Benefits paid by the plan		(207,515)	295,185	87,670
Contributions paid into the plan		(13)	(82,323)	(82,336)
Changes in the scope of consolidation		93	-	93
Effect of changes in foreign exchange rates		1,356	-	1,356
		(206,079)	212,862	6,783
Ending balance	~~W~~	2,219,490	(2,266,248)	(46,758)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

26. Defined benefit plans (continued)

(b) Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2023 and 2022 are as follows (continued):

		December 31, 2022
		Defined benefit obligation	Plan assets	Net defined benefit liabilities (assets)
Beginning balance	~~W~~	2,205,869	(2,296,685)	(90,816)
Included in profit or loss:
Current service cost		170,772	-	170,772
Past service cost		8,330	-	8,330
Net interest expense (income)		72,307	(78,823)	(6,516)
Settlement loss (gain)		(466)	-	(466)
		250,943	(78,823)	172,120
Included in other comprehensive income:
Remeasurement loss (gain):
- Actuarial losses (gains) arising from:
Demographic assumptions		(938)	-	(938)
Financial assumptions		(419,764)	-	(419,764)
Experience adjustment		35,758	-	35,758
- Return on plan assets excluding interest income		-	36,725	36,725
		(384,944)	36,725	(348,219)
Other:
Benefits paid by the plan		(138,290)	145,130	6,840
Contributions paid into the plan		-	(183,164)	(183,164)
Changes in the scope of consolidation		1,507	-	1,507
Effect of changes in foreign exchange rates		(442)	-	(442)
		(137,225)	(38,034)	(175,259)
Ending balance	~~W~~	1,934,643	(2,376,817)	(442,174)

(*) Profit and loss related to defined benefit plans are all included in the general administrative expense.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

26. Defined benefit plans (continued)

(c) The composition of plan assets as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Plan assets comprise:
Debt securities	~~W~~	5,002	31,140
Due from banks		2,044,101	2,115,397
Others		217,145	230,280
	~~W~~	2,266,248	2,376,817

(d) Actuarial assumptions as of December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022	Description
Discount rate	4.00%~5.20%	5.05%~5.93%	AA0 corporate bond yields
Future salary increase rate	0.00%~7.00% + Upgrade rate	2.00%~7.00% + Upgrade rate	Average for 5 years
Weighted average maturity	1.00 years~ 11.50 years	6.7 years~ 10.9 years

(e) Sensitivity analysis

As of December 31, 2023 and 2022, reasonably possible changes in one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

		December 31, 2023
		Defined benefit obligation
		Increase	Decrease
Discount rate (1%p movement)	~~W~~	(190,760)	205,916
Future salary increase rate (1%p movement)		209,531	(196,909)

		December 31, 2022
		Defined benefit obligation
		Increase	Decrease
Discount rate (1%p movement)	~~W~~	(154,651)	168,565
Future salary increase rate (1%p movement)		172,716	(160,649)

(f) The Group's estimated contribution is ~~W~~ 162,769 million as of December 31, 2024.

27. Provisions

(a) Provisions as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Asset retirement obligations	~~W~~	99,927	91,571
Expected loss related to litigation		31,371	29,238
Unused credit commitments		355,591	317,590
Guarantee contracts issued		63,161	83,411
Financial guarantee contracts issued		39,998	55,828
Non-financial guarantee contracts issued		23,163	27,583
Others (*)		819,616	744,504
	~~W~~	1,369,666	1,266,314

(*) As of December 31, 2023 and 2022, the Group recognizes a provision of ~~W~~ 360,137 million and ~~W~~ 574,013 million, respectively, an estimated amount which is highly probable to be paid for customer losses expected due to delays in redemption of Lime CI funds, etc. As of December 31, 2023, the Group recognizes a provision of ~~W~~ 293,824 million

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

for vulnerable groups such as self-employed people, small business owners and institutions supporting vulnerable groups, etc. in accordance with the “Banking financial support plan for people’s livelihood.”

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

27. Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Unused credit commitments			Financial guarantee contracts issued			Total
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning balance	~~W~~	175,562	139,998	2,030	48,113	7,687	28	373,418
Transfer (from) to 12 months expected credit loss		65,058	(64,897)	(161)	3,921	(3,921)	-	-
Transfer (from) to life time expected credit loss		(13,466)	13,502	(36)	(7,659)	7,659	-	-
Transfer (from) to impaired financial asset		(609)	(1,953)	2,562	(530)	-	530	-
Provided (reversed)		(20,883)	42,506	15,327	150	70	(14)	37,156
Change in foreign exchange rate		1,025	26	-	294	92	1	1,438
OtOthers (*)		-	-	-	(12,287)	(3,997)	(139)	(16,423)
Ending balance	~~W~~	206,687	129,182	19,722	32,002	7,590	406	395,589

(*) Others include effects of the provision from the new financial guarantee contracts measured at fair value, and the expired contracts, the change of discount rate and others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

27. Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the years ended December 31, 2023 and 2022 are as follows (continued):

		December 31, 2022
		Unused credit commitments			Financial guarantee contracts issued			Total
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning balance	~~W~~	150,573	147,511	1,924	48,607	6,709	28	355,352
Transfer (from) to 12 months expected credit loss		68,226	(67,945)	(281)	2,680	(2,680)	-	-
Transfer (from) to life time expected credit loss		(10,794)	10,842	(48)	(3,715)	3,715	-	-
Transfer (from) to impaired financial asset		(316)	(1,274)	1,590	-	-	-	-
Provided (reversed)		(30,016)	50,733	(1,155)	(972)	537	5	19,132
Change in foreign exchange rate		(2,068)	131	-	910	118	-	(909)
OtOthers (*)		(43)	-	-	603	(712)	(5)	(157)
Ending balance	~~W~~	175,562	139,998	2,030	48,113	7,687	28	373,418

(*) Others include effects of the provision from the new financial guarantee contracts measured at fair value, and the expired contracts, the change of discount rate and others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

27. Provisions (continued)

(c) Changes in provisions for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Asset retirement	Litigation	Guarantee	Others	Total
Beginning balance	~~W~~	91,571	29,238	27,583	744,504	892,896
Provision(reversal)		4,771	2,266	(4,856)	516,735	518,916
Provision used		(5,157)	(193)	-	(446,545)	(451,895)
Change in foreign exchange rate		-	-	412	1,127	1,539
Others (*)		8,742	60	24	3,795	12,621
Ending balance	~~W~~	99,927	31,371	23,163	819,616	974,077

		December 31, 2022
		Asset retirement	Litigation	Guarantee	Others	Total
Beginning balance	~~W~~	82,123	9,693	26,578	693,110	811,504
Provision(reversal)		27,474	20,733	(410)	127,460	175,257
Provision used		(25,228)	(779)	-	(75,355)	(101,362)
Change in foreign exchange rate		4	-	1,352	315	1,671
Others (*)		7,090	(409)	63	(1,026)	5,718
Business combination		108	-	-	-	108
Ending balance	~~W~~	91,571	29,238	27,583	744,504	892,896

(*) Others include increase in provisions based on the present value, the effect of changes in discount rate over the period and others.

(d) Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which is discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs are expected to incur at the end of lease contract. Such costs are reasonably estimated using the average lease year and the average restoration expenses. The average lease year is calculated based on the past ten-year historical data of the expired leases. The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

(e) Allowance for guarantees and acceptances as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Outstanding guarantees and acceptances	~~W~~	12,503,445	12,154,088
Contingent guarantees and acceptances		4,337,751	4,565,829
ABS and ABCP purchase commitments		1,533,047	1,496,604
Endorsed bill		44	10,025
	~~W~~	18,374,287	18,226,546
Allowance for loss on guarantees and acceptances	~~W~~	63,161	83,411
Ratio	%	0.34	0.46

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

28. Liability under insurance contracts

(a) The details of insurance contract liabilities as of December 31, 2023 and 2022 are as follow:

		December 31, 2023
		Life insurance						Non-life insurance
		Death	Health	Pension Savings	Variable	Etc.	Complex	Long-term	General	Car	Total
Insurance contract assets	~~W~~	-	-	-	-	-	-	(444)	(10,210)	-	(10,654)
Insurance contract liabilities (*)		16,895,075	5,347,357	20,536,870	5,445,493	5,001	-	-	102,921	1,515	48,334,232
Net insurance contract liability (asset) total		16,895,075	5,347,357	20,536,870	5,445,493	5,001	-	(444)	92,711	1,515	48,323,578
Reinsurance contract assets		-	-	-	-	-	62,815	-	25,538	-	88,353
Reinsurance contract liabilities		(27,046)	(66,075)	-	-	-	-	(41)	(78)	-	(93,240)
Total net reinsurance contract assets (liabilities)	~~W~~	(27,046)	(66,075)	-	-	-	62,815	(41)	25,460	-	(4,887)

		December 31, 2022
		Life insurance						Non-life insurance
		Death	Health	Pension Savings	Variable	Etc.	Complex	Long-term	General	Car	Total
Insurance contract assets	~~W~~	-	-	-	-	-	-	-	-	-	-
Insurance contract liabilities (*)		14,562,428	4,989,899	21,137,691	5,124,028	1,528	-	3,376	85,672	1,767	45,906,389
Net insurance contract liability (asset) total		14,562,428	4,989,899	21,137,691	5,124,028	1,528	-	3,376	85,672	1,767	45,906,389
Reinsurance contract assets		-	-	-	-	-	59,018	-	29,754	-	88,772
Reinsurance contract liabilities		(24,661)	(38,109)	-	-	-	-	-	(33)	-	(62,803)
Total net reinsurance contract assets (liabilities)	~~W~~	(24,661)	(38,109)	-	-	-	59,018	-	29,721	-	25,969

(*) As of December 31, 2023 and 2022, contractor's share adjustment amount is excluded ~~W~~ (-) 1,024 million and ~~W~~ (-) 1,616 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

28. Liability under insurance contracts (continued)

(b) The assumptions and calculation basis for the current estimates of future cash flows applied to the holding contract as of December 31, 2023 and 2022 are as follow:

	Assumption value (%)			Basis for calculation
	December 31, 2023	December 31, 2022	Transition point
Life insurance:
Cancellation rate	0.00~73.78	0.00~78.00	0.00~78.00

The ratio of the cancellation contract amount to the maintenance contract amount by payment category, product group, interest rate category, channel, and elapsed period calculated based on the last 5 years of experience statistics.

Loss rate	17.00 ~ 756.00	9.00~ 771.00	11.00 ~ 833.00	- Other than general mortality: Ratio of accident insurance premium to on-level risk insurance premium by risk coverage and elapsed period based on the last five years of experience statistics
- General mortality: Ratio of actual mortality rate to expected mortality rate by risk coverage and elapsed period based on empirical statistics from the past five years

Operating expense rate	-	-	-

Based on the Group's experience statistics for the past one year or more, the business plan (budget) that reflects the future operating expense policy is used as basic statistics to calculate proportional unit costs such as conversion results, planner fees, number of new/existing contracts, new/continuing insurance premiums, and reserves.

Discount rate	3.75 ~ 4.80	4.38 ~ 5.17	1.55 ~ 4.95	Interest rate term structure based on Financial Supervisory Service disclosure standards

Risk adjustment confidence level for non-financial risks	75.00	75.00	75.00

Under the assumption that the probability distribution of the present value of future cash flows at each reporting time follows a normal distribution, the portion where the 75% percentile exceeds the probability-weighted average of the present value of future cash flows is calculated as risk adjustment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

28. Liability under insurance contracts (continued)

(b) The assumptions and calculation basis for the current estimates of future cash flows applied to the holding contract as of December 31, 2023 and 2022 are as follow: (continued)

	Assumption value (%)			Basis for calculation
	December 31, 2023	December 31, 2022	Transition point
Non-life insurance:
Cancellation rate	General: 0.54~38.56	General: 5.10~38.90	General: 0.10~39.60	General: Calculated as the ratio of the number of and effective contracts compared to the number of contracts with experience from July 2017 to June 2023
	Long-term: 1.60~25.25	Long-term: 10.50~25.50	Long-term: 7.00~26.00	Long-term: Calculated as the ratio of the number of canceled and effective contracts compared to the number of contracts with experience from October 2017 to June 2023
* In case of long-term new products, application assumptions are used during product development due to lack of experience statistics of the consolidated entity.

Loss rate	General: 24.47~112.27	General: 48.80~100.00	General: 13.60~158.30	General: Calculated as the ratio of incurred losses to experienced risk insurance premiums from July 2016 to June 2023
	Long-term: 40.99~187.70	Long-term: 44.10~171.50	Long-term: 33.60~137.70	Long-term: Calculated as the ratio of incurred losses to experienced risk insurance premiums from October 2017 to June 2023
*In case of long-term new products, application assumptions are used during product development due to lack of experience statistics of the Group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

28. Liability under insurance contracts (continued)

(b) The assumptions and calculation basis for the current estimates of future cash flows applied to the holding contract as of December 31, 2023 and 2022 are as follow: (continued)

	Assumption value (%)			Basis for calculation
	December 31, 2023	December 31, 2022	Transition point
Operating expense rate

Contract conclusion cost:

Variable cost (%)

11.73~2170.24

Fixed cost (won)

44,653~68,795

Contract maintenance cost:

Variable cost (%) 31.73~36.37

Fixed cost (won) 2,220~2,538

Damage investigation cost (%)

11.65~14.30

		Contract conclusion cost: Variable cost (%) 4.99~13.16 Fixed cost (won) 921~3,769 Contract maintenance cost: Variable cost (%) 4.7~21.19 Fixed cost (won) 0~2,004 Damage investigation cost (%) 8.38~26.9	Contract conclusion cost: Variable cost (%) 6.02~10.96 Fixed cost (won) 902~1,896 Contract maintenance cost: Variable cost (%) 2.4~22.56 Fixed cost (won) 0~1,655 Damage investigation cost (%) 20.7~30.7

Using the Group's experience statistics for the year immediately preceding the calculation (October 2022 - September 2023), the operating expense unit price was subdivided by workload and type of work on a portfolio basis, and calculated by applying the variable cost/fixed ratio according to the operating expense allocation standard.

Contract conclusion cost
- Variable cost: Distribution of contract variable cost compared to imported insurance premium
- Fixed cost: Fixed cost distribution for contract conclusion compared to the number of new contracts

Contract maintenance cost
- Variable cost: Variable cost allocation for contract maintenance compared to earned insurance premiums
- Fixed cost: Fixed cost allocation for contract maintenance compared to the number of contracts held

Damage investigation cost: Amount of damage investigation cost allocated to the amount of damage incurred
*In case of long-term new products, application assumptions are used during product development due to lack of experience statistics of the consolidated entity

Discount rate	4.55~4.80	4.71~4.95	1.546~4.95	Interest rate term structure based on Financial Supervisory Service disclosure standards

Risk adjustment confidence level for non-financial risks	75.00	75.00	75.00

Under the assumption that the probability distribution of the present value of future cash flows at each reporting time follows a normal distribution, the portion where the 75% percentile exceeds the probability-weighted average of the present value of future cash flows is calculated as risk adjustment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

28. Liability under insurance contracts (continued)

(c) The details of changes in the remaining coverage elements and occurrence elements of net insurance contract liabilities that did not apply the premium distribution for the years ended December 31, 2023 and 2022 are as follows:

			December 31, 2023
			Remaining coverage elements		Accident factors that occur	Total
			Excluding loss factors	Loss factor
Beginning balance	Insurance contract assets	~~W~~	-	-	-	-
	Insurance contract liabilities		43,128,619	880,115	1,810,028	45,818,762
	Net insurance contract liabilities		43,128,619	880,115	1,810,028	45,818,762

Insurance income	Retroactive modification method		(1,484,047)	-	-	(1,484,047)
	Fair value method		(958,369)	-	-	(958,369)
	Etc.		(417,542)	-	-	(417,542)
			(2,859,958)	-	-	(2,859,958)
Insurance service expenses	Accrued insurance premiums and other incurred insurance service expenses		-	-	1,513,580	1,513,580
	Changes in incident fulfillment cash flow		-	-	11,468	11,468
	Costs related to onerous contracts		-	(35,360)	-	(35,360)
	Amortization of insurance acquisition cash flows		262,280	-	-	262,280
	Etc.		(21,048)	(16,548)	-	(37,596)
			241,232	(51,908)	1,525,048	1,714,372
Investment factors and insurance premium refund			(5,281,435)	-	5,281,435	-
Insurance finance income and expenses	Current profit or loss		2,134,312	21,300	62,861	2,218,473
	Other comprehensive income		2,924,797	35,025	1,172	2,960,994
		~~W~~	5,059,109	56,325	64,033	5,179,467

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

28. Liability under insurance contracts (continued)

(c) The details of changes in the remaining coverage elements and occurrence elements of net insurance contract liabilities that did not apply the premium distribution approach for the years ended December 31, 2023 and 2022 are as follow (continued)

			December 31, 2023
			Remaining coverage elements		Accident factors that occur	Total
			Excluding loss factors	Loss factor
Cash flow for the period	Insurance premium received	~~W~~	6,209,129	-	-	6,209,129
	Insurance acquisition cash flow payment		(979,176)	-	-	(979,176)
	Payment of insurance benefits and other insurance service expenses		(715)	-	(1,497,502)	(1,498,217)
	Receipt (payment) of investment elements and refund of insurance premiums		-	-	(5,355,137)	(5,355,137)
			5,229,238	-	(6,852,639)	(1,623,401)
Other increase/decrease			269	(490)	101	(120)
Ending balance	Insurance contract assets		(493)	-	49	(444)
	Insurance contract liabilities		45,517,567	884,042	1,827,957	48,229,566
	Net insurance contract liabilities	~~W~~	45,517,074	884,042	1,828,006	48,229,122

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

28. Liability under insurance contracts (continued)

(c) The details of changes in the remaining coverage elements and occurrence elements of net insurance contract liabilities that did not apply the premium distribution approach for the years ended December 31, 2023 and 2022 are as follow (continued):

			December 31, 2022
			Remaining coverage elements		Accident factors that occur	Total
			Excluding loss factors	Loss factor
Beginning balance	Insurance contract assets	~~W~~	-	-	-	-
	Insurance contract liabilities		50,883,599	984,570	1,861,002	53,729,171
	Net insurance contract liabilities		50,883,599	984,570	1,861,002	53,729,171

Insurance income	Retroactive modification method		(1,653,048)	-	-	(1,653,048)
	fair value law		(945,620)	-	-	(945,620)
	Etc.		(132,798)	-	-	(132,798)
			(2,731,466)	-	-	(2,731,466)
Insurance service expenses	Accrued insurance premiums and other incurred insurance service expenses		165	-	1,478,369	1,478,534
	Changes in incident fulfillment cash flow		-	-	(37,104)	(37,104)
	Costs related to loss-bearing contracts		-	(7,810)	-	(7,810)
	Amortization of insurance acquisition Cash flows		214,103	-	-	214,103
	Etc.		15,772	(14,929)	-	843
			230,040	(22,739)	1,441,265	1,648,566
Investment factors and insurance premium refund			(5,790,725)	-	5,790,725	-
Insurance finance income and expenses	Current profit or loss		785,938	19,074	58,382	863,394
	Other comprehensive income		(6,290,667)	(101,576)	(4,093)	(6,396,336)
		~~W~~	(5,504,729)	(82,502)	54,289	(5,532,942)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

28. Liability under insurance contracts (continued)

(c) The details of changes in the remaining coverage elements and occurrence elements of net insurance contract liabilities that did not apply the premium distribution approach for the years ended December 31, 2023 and 2022 are as follow (continued):

			December 31, 2022
			Remaining coverage elements		Accident factors that occur	Total
			Excluding loss factors	Loss factor
Cash flow for the period	Insurance premium received	~~W~~	6,875,883	-	-	6,875,883
	Insurance acquisition cash flow payment		(841,325)	-	-	(841,325)
	Payment of insurance benefits and other insurance service expenses		5,221	-	(1,463,750)	(1,458,529)
	Receipt (payment) of investment elements and refund of insurance premiums		-	-	(5,873,670)	(5,873,670)
			6,039,779	-	(7,337,420)	(1,297,641)
Business combination			2,058	849	167	3,074
Other increase/decrease			63	(63)	-	-
Ending balance	Insurance contract assets		-	-	-	-
	Insurance contract liabilities		43,128,619	880,115	1,810,028	45,818,762
	Net insurance contract liabilities	~~W~~	43,128,619	880,115	1,810,028	45,818,762

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

28. Liability under insurance contracts (continued)

(d) The changes in the remaining coverage elements and occurrence elements of net insurance contract liabilities applying the premium allocation approach for the years ended December 31, 2023 and 2022 are as follow:

			December 31, 2023
			Remaining coverage elements		Accident factors that occur	Risk adjustment for non-financial risks	Total
			Excluding loss factors	Loss factor	Present value estimate of future cash flows
Beginning balance	Insurance contract assets	~~W~~	-	-	-	-	-
	Insurance contract liabilities		78,665	3,139	5,372	451	87,627
	Net insurance contract liabilities		78,665	3,139	5,372	451	87,627

Insurance income			(39,641)	-	-	-	(39,641)
Insurance service expenses	Accrued insurance premiums and other incurred insurance service expenses		33	-	29,966	1,093	31,092
	Changes in incident fulfillment cash flow		-	-	(2,669)	(684)	(3,353)
	Costs related to loss-bearing contracts		23	2,449	-	-	2,472
	Amortization of insurance acquisition Cash flows		4,126	-	-	-	4,126
	Etc.		-	-	70	-	70
			4,182	2,449	27,367	409	34,407
Investment factors and insurance premium refund			(9)	-	9	-	-
Insurance finance income and expenses	Current profit or loss		2,412	-	67	10	2,489
	Other comprehensive income		-	-	23	2	25
			2,412	-	90	12	2,514
Cash flow for the period	Insurance premium received		46,680	-	-	-	46,680
	Insurance acquisition cash flow payment		(12,751)	-	-	-	(12,751)
	Payment of insurance benefits and other insurance service expenses		-	-	(22,643)	-	(22,643)
	Receipt (payment) of investment elements and refund of insurance premiums		-	-	288	-	288
			33,929	-	(22,355)	-	11,574
Other increase/decrease			(1,684)	(770)	307	122	(2,025)
Ending balance	Insurance contract assets		(10,670)	3	450	7	(10,210)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

Insurance contract liabilities		88,524	4,815	10,340	987	104,666
Net insurance contract liabilities	~~W~~	77,854	4,818	10,790	994	94,456

28. Liability under insurance contracts (continued)

(d) The changes in the remaining coverage elements and occurrence elements of net insurance contract liabilities applying the premium allocation approach for the years ended December 31, 2023 and 2022 are as follow (continued):

			December 31, 2022
			Remaining coverage elements		Accident factors that occur	Risk adjustment for non-financial risks	Total
			Excluding loss factors	Loss factor	Present value estimate of future cash flows
Beginning balance	Insurance contract assets	~~W~~	-	-	-	-	-
	Insurance contract liabilities		219	-	348	23	590
	Net insurance contract liabilities		219	-	348	23	590

Insurance income			(10,264)	-	-	-	(10,264)
Insurance service expenses	Accrued insurance premiums and other incurred insurance service expenses		8,187	-	3,903	5	12,095
	Changes in incident fulfillment cash flow		-	-	1,257	225	1,482
	Costs related to loss-bearing contracts		(178)	2,364	-	-	2,186
	Amortization of insurance acquisition Cash flows		3,541	-	-	-	3,541
	Etc.		-	-	-	-	-
			11,550	2,364	5,160	230	19,304
Investment factors and insurance premium refund			(2)	-	2	-	-
Insurance finance income and expenses	Current profit or loss		618	-	(5)	-	613
	Other comprehensive income		-	-	(1)	-	(1)
			618	-	(6)	-	612
Cash flow for the period	Insurance premium received		31,741	-	-	-	31,741
	Insurance acquisition cash flow payment		(8,488)	-	-	-	(8,488)
	Payment of insurance benefits and other insurance service expenses		(7,396)	-	(3,514)	-	(10,910)
	Receipt (payment) of investment elements and refund of insurance premiums		-	-	(2)	-	(2)	-
			15,857	-	(3,516)	-	12,341

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

Business Combination			60,687	775	3,384	198	65,044
Ending balance	Insurance contract assets		-	-	-	-	-
	Insurance contract liabilities		78,665	3,139	5,372	451	87,627
	Net insurance contract liabilities	~~W~~	78,665	3,139	5,372	451	87,627

28. Liability under insurance contracts (continued)

(e) Changes by measurement element in net insurance contract liabilities without applying the premium allocation approach for the years ended December 31, 2023 and 2022 are as follow:

			December 31, 2023
			Present value estimate of future cash flows	Risk adjustment for non-financial risks	Contractual service margin				Total
					Retrospective method	Fair value method	Etc.	Sub-total
Beginning balance	Insurance contract assets	~~W~~	-	-	-	-	-	-	-
	Insurance contract liabilities		34,851,591	1,151,768	6,765,720	2,351,146	698,537	9,815,403	45,818,762
	Net insurance contract liabilities		34,851,591	1,151,768	6,765,720	2,351,146	698,537	9,815,403	45,818,762
Changes related to future services	Change in contractual service margin adjustment estimate		350,007	(84,549)	(659,780)	570,862	(176,540)	(265,458)	-
	Change in unadjusted estimate of contractual service margin		(46,697)	(4,196)	-	-	(158)	(158)	(51,051)
	Initial recognition effect of new contracts for the current period		(991,607)	105,353	-	-	901,945	901,945	15,691
			(688,297)	16,608	(659,780)	570,862	725,247	636,329	(35,360)
Changes related to current service	Contractual service margin amortization		-	-	(536,399)	(215,795)	(162,449)	(914,643)	(914,643)
	Risk-adjusted change		-	(101,902)	-	-	-	-	(101,902)
	Experience adjustment		(105,141)	(8)	-	-	-	-	(105,149)
			(105,141)	(101,910)	(536,399)	(215,795)	(162,449)	(914,643)	(1,121,694)
Changes related to past services	Adjustment of accident factors		21,880	(10,412)	-	-	-	-	11,468

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

28. Liability under insurance contracts (continued)

(e) Changes by measurement element in net insurance contract liabilities without applying the premium allocation approach for the years ended December 31, 2023 and 2022 are as follow (continued):

			December 31, 2023
			Present value estimate of future cash flows	Risk adjustment for non-financial risks	Contractual service margin				Total
					Retrospective method	Fair value method	Etc.	Sub-total
Insurance finance income and expenses	Current profit or loss	~~W~~	1,848,652	42,200	203,297	76,583	47,741	327,621	2,218,473
	Other comprehensive income		2,907,587	53,407	-	-	-	-	2,960,994
			4,756,239	95,607	203,297	76,583	47,741	327,621	5,179,467
Cash flow for the period	Insurance premium received		6,209,129	-	-	-	-	-	6,209,129
	Insurance acquisition cash flow payment		(979,176)	-	-	-	-	-	(979,176)
	Payment of insurance benefits and other insurance service expenses		(1,498,217)	-	-	-	-	-	(1,498,217)
	Receipt (payment) of investment elements and refund of insurance premiums		(5,355,137)	-	-	-	-	-	(5,355,137)
			(1,623,401)	-	-	-	-	-	(1,623,401)
Other increase/decrease			(117)	(3)	-	-	-	-	(120)
Ending balance	Insurance contract assets		(743)	124	-	-	175	175	(444)
	Insurance contract liabilities		37,213,497	1,151,534	5,772,838	2,782,796	1,308,901	9,864,535	48,229,566
	Net insurance contract liabilities	~~W~~	37,212,754	1,151,658	5,772,838	2,782,796	1,309,076	9,864,710	48,229,122

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

28. Liability under insurance contracts (continued)

(e) Changes by measurement element in net insurance contract liabilities without applying the premium allocation approach as of December 31, 2023 and 2022 are as follow (continued):

			December 31, 2022
			Present value estimate of future cash flows	Risk adjustment for non-financial risks	Contractual service margin				Total
					Retrospective method	Fair value method	Etc.	Sub-total
Beginning balance	Insurance contract assets	~~W~~	-	-	-	-	-	-	-
	Insurance contract liabilities		42,860,167	1,273,126	7,528,543	2,067,335	-	9,595,878	53,729,171
	Net insurance contract liabilities		42,860,167	1,273,126	7,528,543	2,067,335	-	9,595,878	53,729,171
Changes related to future services	Change in contractual service margin adjustment estimate		(46,515)	7,259	(370,905)	434,892	(24,732)	39,255	(1)
	Change in unadjusted estimate of contractual service margin		(75,617)	(808)	-	-	-	-	(76,425)
	Initial recognition effect of new contracts for the current period		(792,097)	106,962	-	-	753,751	753,751	68,616
			(914,229)	113,413	(370,905)	434,892	729,019	793,006	(7,810)
Changes related to current service	Contractual service margin amortization		-	-	(632,727)	(218,251)	(50,830)	(901,808)	(901,808)
	Risk-adjusted change		-	(109,301)	-	-	-	-	(109,301)
	Experience adjustment		(26,844)	-	(33)	-	-	(33)	(26,877)
			(26,844)	(109,301)	(632,760)	(218,251)	(50,830)	(901,841)	(1,037,986)
Changes related to past services	Adjustment of accident factors		(27,113)	(9,991)	-	-	-	-	(37,104)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

28. Liability under insurance contracts (continued)

(e) Changes by measurement element in net insurance contract liabilities without applying the premium allocation approach for the years ended December 31, 2023 and 2022 are as follow (continued):

			December 31, 2022
			Present value estimate of future cash flows	Risk adjustment for non-financial risks	Contractual service margin				Total
					Retrospective method	Fair value method	Etc.	Sub-total
Insurance finance income and expenses	Current profit or loss	~~W~~	501,746	36,907	240,829	67,170	16,742	324,741	863,394
	Other comprehensive income		(6,243,862)	(152,474)	-	-	-	-	(6,396,336)
			(5,742,116)	(115,567)	240,829	67,170	16,742	324,741	(5,532,942)
Cash flow for the period	Insurance premium received		6,875,883	-	-	-	-	-	6,875,883
	Insurance acquisition cash flow payment		(841,325)	-	-	-	-	-	(841,325)
	Payment of insurance benefits and other insurance service expenses		(1,458,529)	-	-	-	-	-	(1,458,529)
	Receipt (payment) of investment elements and refund of insurance premiums		(5,873,670)	-	-	-	-	-	(5,873,670)
			(1,297,641)	-	-	-	-	-	(1,297,641)
Business Combination			(633)	88	13	-	3,606	3,619	3,074
Ending balance	Insurance contract assets		-	-	-	-	-	-	-
	Insurance contract liabilities		34,851,591	1,151,768	6,765,720	2,351,146	698,537	9,815,403	45,818,762
	Net insurance contract liabilities	~~W~~	34,851,591	1,151,768	6,765,720	2,351,146	698,537	9,815,403	45,818,762

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

28. Liability under insurance contracts (continued)

(f) Details of insurance contracts that did not apply the premium allocation approach recognized for the first time for the years ended December 31, 2023 and 2022 are as follow:

			December 31, 2023
			Present value estimate of future cash outflows		Present value estimate of future cash inflows	Risk adjustment for non-financial risks	Contractual service margin	Total
			Other than insurance acquisition cash flow amount	Insurance acquisition cash flow amount
Contract recognized for the first time in the period	Except for loss burden contract set	~~W~~	2,790,412	975,895	(4,766,973)	98,721	901,945	-
	Loss burden contract set		154,524	63,685	(209,150)	6,632	-	15,691
		~~W~~	2,944,936	1,039,580	(4,976,123)	105,353	901,945	15,691

			December 31, 2022
			Present value estimate of future cash outflows		Present value estimate of future cash inflows	Risk adjustment for non-financial risks	Contractual service margin	Total
			Other than insurance acquisition cash flow amount	Insurance acquisition cash flow amount
Contract recognized for the first time in the period	Except for loss burden contract set	~~W~~	2,314,596	783,758	(3,948,951)	96,846	753,751	-
	Loss burden contract set		705,278	120,272	(767,050)	10,116	-	68,616
		~~W~~	3,019,874	904,030	(4,716,001)	106,962	753,751	68,616

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

28. Liability under insurance contracts (continued)

(g) The amount expected to be recognized in profit or loss in the future as contractual service margin for insurance contracts that do not apply the premium distribution approach as of December 31, 2023 and 2022 are as follow:

		December 31, 2023
		Less than 1 year	1~2 years	2~5 years	5~10 years	More than 10 years	Total
Contractual Service Margin	~~W~~	867,208	759,132	1,851,145	2,185,854	4,201,371	9,864,710

		December 31, 2022
		Less than 1 year	1~2 years	2~5 years	5~10 years	More than 10 years	Total
Contractual Service Margin	~~W~~	834,346	738,947	1,820,472	2,179,243	4,242,395	9,815,403

(h) The composition details and fair value amounts of basic items of insurance contracts with direct participation characteristics as of December 31, 2023 and 2022 are as follow:

(*)		December 31, 2023	December 31, 2022
Cash and amortized cost measurement deposits	~~W~~	322,933	381,923
Financial assets measured at fair value through profit or loss		3,934,491	3,831,526
Amortized cost loan receivables		66,790	44,319
derivatives		674	(961)
Etc.		81,468	79,950
	~~W~~	4,406,356	4,336,757

(*) As of December 31, 2023 and 2022, the book value of financial assets (liabilities) of variable insurance is ~~W~~ 5,940,453 million and ~~W~~ 5,695,788 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

28. Liability under insurance contracts (continued)

(i) The details of changes in the remaining coverage elements and occurrence elements of reinsurance contract assets (liabilities) for which the premium distribution approach was not applied for the years ended December 31, 2023 and 2022 are as follow:

			December 31, 2023
			Remaining coverage elements		Accident factors that occur	Total
			Excluding loss factors	Loss factor
Beginning balance	Reinsurance contract assets	~~W~~	8,453	5,236	45,328	59,017
	Reinsurance contract liabilities		(106,247)	22,662	20,815	(62,770)
	Net reinsurance contract assets (liabilities)		(97,794)	27,898	66,143	(3,753)

Reinsurance revenue	Accrued reinsurance amount		-	-	72,651	72,651
	Changes in incident fulfillment cash flow		-	-	(32,100)	(32,100)
	Etc.		(1)	(115)	-	(116)
			(1)	(115)	40,551	40,435
Reinsurance service expense	Fair value method		(52,637)	-	-	(52,637)
	Etc.		(19,767)	318	-	(19,449)
			(72,404)	318	-	(72,086)
Recovery of investment elements and reinsurance premiums			(152,684)	-	152,684	-
Reinsurance finance income and expense	Current profit or loss		(2,156)	29	1,263	(864)
	Other comprehensive income		(28,793)	384	116	(28,293)
		~~W~~	(30,949)	413	1,379	(29,157)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

28. Liability under insurance contracts (continued)

(i) The details of changes in the remaining coverage elements and occurrence elements of reinsurance contract assets (liabilities) for which the premium distribution approach was not applied for the years ended December 31, 2023 and 2022 are as follow (continued) :

			December 31, 2023
			Remaining coverage elements		Accident factors that occur	Total
			Excluding loss recovery factors	Loss recovery factor
Cash flow for the period	Reinsurance premium paid	~~W~~	229,319	-	-	229,319
	Recovery of reinsurance proceeds and other reinsurance profits		-	-	(43,405)	(43,405)
	Receipt of investment elements and recovery of reinsurance premiums		-	-	(152,052)	(152,052)
			229,319	-	(195,457)	33,862
Other increase/decrease			745	(347)	(47)	351
Ending balance	Reinsurance contract assets		19,436	5,055	38,323	62,814
	Reinsurance contract liabilities		(143,204)	23,112	26,930	(93,162)
	Net reinsurance contract assets (liabilities)	~~W~~	(123,768)	28,167	65,253	(30,348)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

28. Liability under insurance contracts (continued)

(i) The details of changes in the remaining coverage elements and occurrence elements of reinsurance contract assets (liabilities) for which the premium distribution approach was not applied for the years ended December 31, 2023 and 2022 are as follow (continued) :

			December 31, 2022
			Remaining coverage elements		Accident factors that occur	Total
			Excluding loss factors	Loss factor
Beginning balance	Reinsurance contract assets	~~W~~	-	-	-	-
	Reinsurance contract liabilities		(372,952)	31,824	59,364	(281,764)
	Net reinsurance contract assets (liabilities)		(372,952)	31,824	59,364	(281,764)

Reinsurance revenue	Accrued reinsurance amount		-	-	66,383	66,383
	Changes in incident fulfillment cash flow		-	-	(25,677)	(25,677)
	Etc.		-	(5,724)	-	(5,724)
			-	(5,724)	40,706	34,982
Reinsurance service expense	Fair value method		(53,430)	-	-	(53,430)
	Etc.		(8,898)	-	-	(8,898)
			(62,328)	-	-	(62,328)
Recovery of investment elements and reinsurance premiums			(146,377)	-	146,377	-
Reinsurance finance income and expense	Current profit or loss		(1,852)	73	600	(1,179)
	Other comprehensive income		45,085	1,725	(490)	46,320
		~~W~~	43,233	1,798	110	45,141

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

28. Liability under insurance contracts (continued)

(i) The details of changes in the remaining coverage elements and occurrence elements of reinsurance contract assets (liabilities) for which the premium distribution approach was not applied for the years ended December 31, 2023 and 2022 are as follow (continued) :

			December 31, 2022
			Remaining coverage elements		Accident factors that occur	Total
			Excluding loss recovery factors	Loss recovery factor
Cash flow for the period	Reinsurance premium paid	~~W~~	440,630	-	-	440,630
	Recovery of reinsurance proceeds and other reinsurance profits		-	-	(35,130)	(35,130)
	Receipt of investment elements and recovery of reinsurance premiums		-	-	(145,284)	(145,284)
			440,630	-	(180,414)	260,216
Ending balance	Reinsurance contract assets		8,453	5,236	45,328	59,017
	Reinsurance contract liabilities		(106,247)	22,662	20,815	(62,770)
	Net reinsurance contract assets (liabilities)	~~W~~	(97,794)	27,898	66,143	(3,753)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

28. Liability under insurance contracts (continued)

(j) Details of changes in the remaining coverage elements and occurrence elements of reinsurance contract assets (liabilities) applying the premium distribution approach for the years ended December 31, 2023 and 2022 are as follow:

			December 31, 2023
			Remaining coverage elements		Accident factors that occur		Total
			Excluding loss recovery factors	Loss recovery factor	Present value estimate of future cash flows	Risk adjustment for non-financial risks
Beginning balance	Reinsurance contract assets	~~W~~	26,901	75	2,659	120	29,755
	Reinsurance contract liabilities		-	-	(33)	-	(33)
	Net reinsurance contract assets (liabilities)		26,901	75	2,626	120	29,722

Reinsurance revenue	Accrued reinsurance amount		-	-	2,813	79	2,892
	Changes in incident fulfillment cash flow		-	1,194	318	(71)	1,441
	Etc.		217	-	-	-	217
			217	1,194	3,131	8	4,550
Reinsurance service expense			(10,104)	-	-	-	(10,104)

Recovery of investment elements and reinsurance premiums			-	-	-	-	-

Reinsurance finance income and expense	Current profit or loss		915	-	27	3	945
	Other comprehensive income		-	-	9	1	10
			915	-	36	4	955
Cash flow for the period	Reinsurance premium paid		3,716	-	-	-	3,716
	Recovery of reinsurance proceeds and other reinsurance profits		-	-	(1,079)	-	(1,079)
	Receipt of investment elements and recovery of reinsurance premiums		-	-	-	-	-
			3,716	-	(1,079)	-	2,637
Other increase/decrease			(1,733)	(49)	(489)	(28)	(2,299)
Ending balance	Reinsurance contract assets		19,971	1,220	4,244	104	25,539
	Reinsurance contract liabilities		(59)	-	(19)	-	(78)
	Net reinsurance contract assets (liabilities)	~~W~~	19,912	1,220	4,225	104	25,461

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

28. Liability under insurance contracts (continued)

(j) Details of changes in the remaining coverage elements and occurrence elements of reinsurance contract assets (liabilities) applying the premium distribution approach for the years ended December 31, 2023 and 2022 are as follow (continued):

			December 31, 2022
			Remaining coverage elements		Accident factors that occur		Total
			Excluding loss recovery factors	Loss recovery factor	Present value estimate of future cash flows	Risk adjustment for non-financial risks
Beginning balance	Reinsurance contract assets	~~W~~	-	-	-	-	-
	Reinsurance contract liabilities		-	-	-	-	-
	Net reinsurance contract assets (liabilities)		-	-	-	-	-

Reinsurance revenue	Accrued reinsurance amount		-	-	614	(8)	606
	Changes in incident fulfillment cash flow		-	(65)	667	84	686
	Etc.		-	-	-	-	-
			-	(65)	1,281	76	1,292
Reinsurance service expense			(1,582)	-	-	-	(1,582)

Recovery of investment elements and reinsurance premiums			-	-	-	-	-

Reinsurance finance income and expense	Current profit or loss		255	-	(6)	-	249
	Other comprehensive income		-	-	-	-	-
			255	-	(6)	-	249
Cash flow for the period	Reinsurance premium paid		14,052	-	-	-	14,052
	Recovery of reinsurance proceeds and other reinsurance profits		-	-	(447)	-	(447)
	Receipt of investment elements and recovery of reinsurance premiums		-	-	-	-	-
			14,052	-	(447)	-	13,605
Business Combination			14,176	140	1,798	44	16,158
Ending balance	Reinsurance contract assets		26,901	75	2,659	120	29,755
	Reinsurance contract liabilities		-	-	(33)	-	(33)
	Net reinsurance contract assets (liabilities)	~~W~~	26,901	75	2,626	120	29,722

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

28. Liability under insurance contracts (continued)

(k) Changes by measurement element in reinsurance contract assets (liabilities) for which the premium distribution approach was not applied for the years ended December 31, 2023 and 2022 are as follow:

			December 31, 2023
			Present value estimate of future cash flows	Risk adjustment for non-financial risks	Contractual service margin			Total
					Fair value method	Etc.	Sub-total
Beginning balance	Reinsurance contract assets	~~W~~	(52,365)	16,522	47,211	47,649	94,860	59,017
	Reinsurance contract liabilities		(168,825)	22,870	68,110	15,075	83,185	(62,770)
	Net reinsurance contract assets (liabilities)		(221,190)	39,392	115,321	62,724	178,045	(3,753)
Changes related to future services	Change in contractual service margin adjustment estimate		42,958	4,630	(71,099)	24,721	(46,378)	1,210
	Initial recognition effect of new contracts for the current period		(10,008)	1,254	-	8,924	8,924	170
			32,950	5,884	(71,099)	33,645	(37,454)	1,380
Changes related to current service	Contractual service margin amortization		-	-	(8,120)	(7,269)	(15,389)	(15,389)
	Risk-adjusted change		-	(2,485)	-	-	-	(2,485)
	Experience adjustment		16,943	-	-	-	-	16,943
			16,943	(2,485)	(8,120)	(7,269)	(15,389)	(931)
Changes related to past services	Adjustment of accident factors	~~W~~	(31,062)	(1,038)	-	-	-	(32,100)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

28. Liability under insurance contracts (continued)

(k) Changes by measurement element in reinsurance contract assets (liabilities) for which the premium distribution approach was not applied for the years ended December 31, 2023 and 2022 are as follow (continued) :

			December 31, 2023
			Present value estimate of future cash flows	Risk adjustment for non-financial risks	Contractual service margin			Total
					Fair value method	Etc.	Sub-total
Reinsurance finance income and expenses	Current profit or loss	~~W~~	(8,686)	1,711	3,188	2,923	6,111	(864)
	Other comprehensive income		(31,987)	3,694	-	-	-	(28,293)
			(40,673)	5,405	3,188	2,923	6,111	(29,157)
Cash flow for the period	Reinsurance premium paid		229,319	-	-	-	-	229,319
	Recovery of reinsurance proceeds and other reinsurance profits		(43,405)	-	-	-	-	(43,405)
	Receipt of investment elements and refund of insurance premiums		(152,052)	-	-	-	-	(152,052)
			33,862	-	-	-	-	33,862
Other increase/decrease			351	-	-	-	-	351
Ending balance	Reinsurance contract assets		(26,683)	18,538	15,224	55,735	70,959	62,814
	Reinsurance contract liabilities		(182,136)	28,620	24,066	36,288	60,354	(93,162)
	Net reinsurance contract assets(liabilities)	~~W~~	(208,819)	47,158	39,290	92,023	131,313	(30,348)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

28. Liability under insurance contracts (continued)

(k) Changes by measurement element in reinsurance contract assets (liabilities) for which the premium distribution approach was not applied for the years ended December 31, 2023 and 2022 are as follow (continued):

			December 31, 2022
			Present value estimate of future cash flows	Risk adjustment for non-financial risks	Contractual service margin			Total
					Fair value method	Etc.	Sub-total
Beginning balance	Reinsurance contract assets	~~W~~	-	-	-	-	-	-
	Reinsurance contract liabilities		(421,703)	42,240	97,699	-	97,699	(281,764)
	Net reinsurance contract assets(liabilities)		(421,703)	42,240	97,699	-	97,699	(281,764)
Changes related to future services	Change in contractual service margin adjustment estimate		(34,424)	3,218	26,001	468	26,469	(4,737)
	Initial recognition effect of new contracts for the current period		(68,578)	6,142	-	64,486	64,486	2,050
			(103,002)	9,360	26,001	64,954	90,955	(2,687)
Changes related to current service	Contractual service margin amortization		-	-	(11,589)	(4,433)	(16,022)	(16,022)
	Risk-adjusted change		-	(2,445)	-	-	-	(2,445)
	Experience adjustment		19,485	-	-	-	-	19,485
			19,485	(2,445)	(11,589)	(4,433)	(16,022)	1,018
Changes related to past services	Adjustment of accident factors	~~W~~	(24,999)	(678)	-	-	-	(25,677)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

28. Liability under insurance contracts (continued)

(k) Changes by measurement element in reinsurance contract assets (liabilities) for which the premium distribution approach was not applied for the years ended December 31, 2023 and 2022 are as follow (continued) :

			December 31, 2022
			Present value estimate of future cash flows	Risk adjustment for non-financial risks	Contractual service margin			Total
					Fair value method	Etc.	Sub-total
Reinsurance finance income and expense	Current profit or loss	~~W~~	(8,125)	1,533	3,210	2,203	5,413	(1,179)
	Other comprehensive income		56,938	(10,618)	-	-	-	46,320
			48,813	(9,085)	3,210	2,203	5,413	45,141
Cash flow for the period	Reinsurance premium paid		440,630	-	-	-	-	440,630
	Recovery of reinsurance proceeds and other reinsurance profits		(35,130)	-	-	-	-	(35,130)
	Receipt of investment elements and refund of insurance premiums		(145,284)	-	-	-	-	(145,284)
			260,216	-	-	-	-	260,216
Ending balance	Reinsurance contract assets		(52,365)	16,522	47,211	47,649	94,860	59,017
	Reinsurance contract liabilities		(168,825)	22,870	68,110	15,075	83,185	(62,770)
	Net reinsurance contract assets(liabilities)	~~W~~	(221,190)	39,392	115,321	62,724	178,045	(3,753)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

28. Liability under insurance contracts (continued)

(l) Details of reinsurance contracts that did not apply the premium allocation approach recognized for the first time for the years ended December 31, 2023 and 2022 are as follow:

			December 31, 2023
			Present value estimate of future cash outflows		Present value estimate of future cash inflows	Risk adjustment for non-financial risks	Contractual service margin	Total
			Other than insurance acquisition cash flow amount	Insurance acquisition cash flow amount
Contract recognized for the first time in the period	Except for net profit contract set	~~W~~	71,470	-	(61,101)	(1,104)	(9,307)	(42)
	Net profit contract set		6,322	-	(6,683)	(150)	383	(128)
		~~W~~	77,792	-	(67,784)	(1,254)	(8,924)	(170)

			December 31, 2022
			Present value estimate of future cash outflows		Present value estimate of future cash inflows	Risk adjustment for non-financial risks	Contractual service margin	Total
			Other than insurance acquisition cash flow amount	Insurance acquisition cash flow amount
Contract recognized for the first time in the period	Except for net profit contract set	~~W~~	443,000	-	(371,957)	(5,557)	(65,860)	(374)
	Net profit contract set		24,043	-	(26,508)	(585)	1,374	(1,676)
		~~W~~	467,043	-	(398,465)	(6,142)	(64,486)	(2,050)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

28. Liability under insurance contracts (continued)

(m) The amount of contractual service margin for reinsurance contracts that do not apply the premium allocation approach as of December 31, 2023 and 2022 is expected to be recognized in profit or loss in the future as follows:

		December 31, 2023
		Less than 1 year	1~2 years	2~5 year	5~10 year	More than 10 year	Total
Reinsurance contract assets	~~W~~	(5,256)	(4,777)	(12,166)	(15,305)	(33,455)	(70,959)
Reinsurance contract liabilities		(5,692)	(4,947)	(11,507)	(12,251)	(25,957)	(60,354)
	~~W~~	(10,948)	(9,724)	(23,673)	(27,556)	(59,412)	(131,313)

		December 31, 2022
		Less than 1 year	1~2 years	2~5 year	5~10 year	More than 10 year	Total
Reinsurance contract assets	~~W~~	(7,364)	(6,682)	(16,987)	(21,143)	(42,684)	(94,860)
Reinsurance contract liabilities		(7,487)	(6,495)	(15,387)	(17,968)	(35,848)	(83,185)
	~~W~~	(14,851)	(13,177)	(32,374)	(39,111)	(78,532)	(178,045)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

28. Liability under insurance contracts (continued)

(n) Details of insurance profits and losses for the years ended December 31, 2023 and 2022 are as follows:

			December 31, 2023
			Retroactive modification method	Fair value method	Etc.	Total
Unapplied premium allocation approach	Expected insurance premiums and other expected insurance service expenses	~~W~~	776,917	706,136	90,916	1,573,969
	Risk-adjusted change amount		55,712	36,036	24,797	116,545
	Contractual service margin amortization		536,399	215,795	162,449	914,643
	Recovery of insurance acquisition cash flows		133,781	337	128,162	262,280
	Etc. (*)		(18,762)	65	11,218	(7,479)
			1,484,047	958,369	417,542	2,859,958
Premium allocation approach			29,504	-	10,137	39,641
Insurance revenue subtotal			1,513,551	958,369	427,679	2,899,599

Unapplied premium allocation approach	Accrued insurance premiums and other incurred insurance service expenses		794,824	644,118	74,638	1,513,580
	Changes in incident fulfillment cash flow		(5,104)	14,944	1,628	11,468
	Costs related to loss-bearing contracts		(74,960)	8,286	31,314	(35,360)
	Amortization of insurance acquisition cash flows		133,868	337	128,075	262,280
	Etc. (*)		(10,235)	1,451	(28,812)	(37,596)
			838,393	669,136	206,843	1,714,372
Premium allocation approach			37,657	-	(3,250)	34,407
Insurance service expense subtotal		~~W~~	876,050	669,136	203,593	1,748,779

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

28. Liability under insurance contracts (continued)

(n) Details of insurance profits and losses for the years ended December 31, 2023 and 2022 are as follows (continued):

			December 31, 2023
			Retroactive modification method	Fair value method	Etc.	Total
Unapplied premium allocation approach	Accrued reinsurance amount	~~W~~	27	67,051	5,573	72,651
	Changes in incident fulfillment cash flow		2	(29,952)	(2,150)	(32,100)
	Etc. (*)		(1)	(2,021)	1,906	(116)
			28	35,078	5,329	40,435
Premium allocation approach			4,550	-	-	4,550
Reinsurance revenue subtotal			4,578	35,078	5,329	44,985

Unapplied premium allocation approach	Expected reinsurance amount		-	41,537	7,324	48,861
	Risk-adjusted change amount		-	3,227	626	3,853
	Contractual service margin amortization		-	8,120	7,269	15,389
	Etc. (*)		-	(247)	4,230	3,983
			-	52,637	19,449	72,086
Premium allocation approach			5,375	-	4,729	10,104
Reinsurance service expense subtotal			5,375	52,637	24,178	82,190
		~~W~~	636,704	271,674	205,237	1,113,615

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

28. Liability under insurance contracts (continued)

(n) Details of insurance profits and losses for the years ended December 31, 2023 and 2022 are as follows (continued):

			December 31, 2022
			Retroactive modification method	Fair value method	Etc.	Total
Unapplied premium allocation approach	Expected insurance premiums and other expected insurance service expenses	~~W~~	772,251	690,905	28,087	1,491,243
	Risk-adjusted change amount		71,839	36,260	12,115	120,214
	Contractual service margin amortization		632,727	218,251	50,830	901,808
	Recovery of insurance acquisition cash flows		169,488	216	44,399	214,103
	Others (*)		6,743	(12)	(2,633)	4,098
			1,653,048	945,620	132,798	2,731,466
Premium allocation approach			9,915	-	349	10,264
Insurance revenue subtotal			1,662,963	945,620	133,147	2,741,730

Unapplied premium allocation approach	Accrued insurance premiums and other incurred insurance service expenses		790,309	647,065	41,160	1,478,534
	Changes in incident fulfillment cash flow		(425)	(36,823)	144	(37,104)
	Costs related to onerous contracts		(69,089)	(5,444)	66,723	(7,810)
	Amortization of insurance acquisition cash flows		169,488	216	44,399	214,103
	Others (*)		21,764	2,691	(23,612)	843
			912,047	607,705	128,814	1,648,566
Premium allocation approach			18,450	-	854	19,304
Insurance service expense subtotal		~~W~~	930,497	607,705	129,668	1,667,870

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

28. Liability under insurance contracts (continued)

(n) Details of insurance profits and losses for the years ended December 31, 2023 and 2022 are as follows (continued):

			December 31, 2022
			Retroactive modification method	Fair value method	Etc.	Total
Unapplied premium allocation approach	Accrued reinsurance amount	~~W~~	-	62,436	3,947	66,383
	Changes in incident fulfillment cash flow		-	(26,236)	559	(25,677)
	Etc. (*)		-	(7,804)	2,080	(5,724)
			-	28,396	6,586	34,982
Premium allocation approach			1,292	-	-	1,292
Reinsurance revenue subtotal			1,292	28,396	6,586	36,274

Unapplied premium allocation approach	Expected reinsurance amount		-	39,103	1,949	41,052
	Risk-adjusted change amount		-	3,242	270	3,512
	Contractual service margin amortization		-	11,589	4,433	16,022
	Etc. (*)		-	(504)	2,246	1,742
			-	53,430	8,898	62,328
Premium allocation approach			1,582	-	-	1,582
Reinsurance service expense subtotal			1,582	53,430	8,898	63,910
		~~W~~	732,176	312,881	1,167	1,046,224

(*) Include amounts allocated to loss components, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

29. Insurance finance income and expense

Details of insurance finance income and expense for the years ended December 31, 2023 and 2022 are as follow:

				December 31, 2023
				Life insurance			Non-life insurance			Total
				General	Variable	Retirement	Long-term	General	Car
Insurance finance income	Insurance contract	Exchange rate fluctuation effect	~~W~~	13,656	-	-	-	-	-	13,656
		Discount rate change effect		-	-	-	-	-	-	-
		Etc.		38,384	91,062	-	-	-	-	129,446
				52,040	91,062	-	-	-	-	143,102
	Reinsurance contract	Discount rate change effect		-	-	-	-	(38)	-	(38)
				52,040	91,062	-	-	(38)	-	143,064
Insurance finance expense	Insurance contract	Exchange rate fluctuation effect		19,345	-	-	-	-	-	19,345
		Discount rate change effect		-	-	-	-	-	-	-
		Etc.		935	638,881	-	-	-	-	639,816
				20,280	638,881	-	-	-	-	659,161
Total insurance finance income and expense recognized in current profit or loss				31,760	(547,819)	-	-	(38)	-	(516,097)
Insurance finance income and expense recognized as other comprehensive income (*)				(2,970,845)	9,841	-	(15)	-	-	(2,961,019)
Reinsurance finance income and expense recognized in other comprehensive income (*)				(28,276)	-	-	(7)	-	-	(28,283)
Total insurance finance income and expense recognized in profit or loss and other comprehensive income			~~W~~	(2,967,361)	(537,978)	-	(22)	(38)	-	(3,505,399)

(*) Finance income and expense recognized as other comprehensive income are before deducting corporate tax effects.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

29. Insurance finance income and expense (continued)

Details of insurance finance income and expense for the years ended December 31, 2023 and 2022 are as follow (continued):

				December 31, 2022
				Life insurance			Non-life insurance			Total
				General	Variable	Retirement	Long-term	General	Car
Insurance finance income	Insurance contract	Exchange rate fluctuation effect	~~W~~	2,364	-	-	-	-	-	2,364
		Discount rate change effect		-	-	-	27	10	-	37
		Etc.		21,162	827,377	-	-	-	-	848,539
				23,526	827,377	-	27	10	-	850,940
Insurance finance expense	Insurance contract	Exchange rate fluctuation effect		25,870	-	-	-	-	-	25,870
		Etc.		219	16,881	-	-	-		17,100
				26,089	16,881	-	-	-	-	42,970
	Reinsurance contract	Exchange rate fluctuation effect		-	-	-	-	6	-	6
				26,089	16,881	-	-	6	-	42,976
Total insurance finance income and expense recognized in current profit or loss				(2,563)	810,496	-	27	4	-	807,964
Insurance finance income and expense recognized as other comprehensive income (*)				6,330,587	65,750	-	-	-	-	6,396,337
Reinsurance finance income and expense recognized in other comprehensive income (*)				46,320	-	-	-	-	-	46,320
Total insurance finance income and expense recognized in profit or loss and other comprehensive income			~~W~~	6,374,344	876,246	-	27	4	-	7,250,621

(*) Finance income and expense recognized as other comprehensive income are before deducting corporate tax effects.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

30. Investment contract liabilities

Details of investment contract liabilities as of December 31, 2023 and 2022 are as follow:

		December 31, 2023	December 31, 2022
Financial liabilities measured at amortized cost (*)	~~W~~	1,572,685	2,133,586

(*) This is retirement pension policyholder reserve.

31. Other liabilities

Other liabilities as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Lease liabilities (*)	~~W~~	613,914	623,339
Accounts payable		18,917,257	12,343,884
Accrued expenses		5,877,135	4,418,363
Dividend payable		8,809	34,698
Advance received		168,940	186,134
Unearned income		492,886	448,094
Withholding value-added tax and other taxes		876,814	751,695
Securities deposit received		2,552,266	2,451,521
Foreign exchange settlement pending		302,322	359,422
Domestic exchange settlement pending		9,238,159	2,308,574
Payable from trust account		6,537,565	6,579,457
Due to agencies		801,976	718,082
Deposits for subscription		30,729	18,931
Sundry liabilities		2,394,202	2,149,160
Others		45,221	42,824
Present value discount		(135,855)	(97,703)
	~~W~~	48,722,340	33,336,475

(*) As of December 31, 2023, the Group accounts for the lease liabilities as other liabilities. For the year ended December 31, 2023, the amount of variable lease payments that are not included in the measurement of lease liabilities is ~~W~~ 23,272 million, cash outflows from leases are ~~W~~ 293,240 million, and interest expense on lease liabilities is ~~W~~ 18,855 million. For the year ended December 31, 2022, the amount of variable lease payments that are not included in the measurement of lease liabilities is ~~W~~ 12,337 million, cash outflows from leases are ~~W~~ 279,406 million, and interest expense on lease liabilities is ~~W~~ 13,379 million

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

32. Equity

(a) Equity as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Capital stock:
Common stock (*1)	~~W~~	2,695,586	2,608,176
Preferred stock (*1)		274,055	361,465
		2,969,641	2,969,641

Hybrid bond		4,001,731	4,196,968

Capital surplus:
Share premium		11,352,744	11,352,819
Others		742,224	742,224
		12,094,968	12,095,043

Capital adjustments		(658,664)	(582,859)

Accumulated other comprehensive income, net of tax:
Loss on financial assets at fair value through other comprehensive income		(3,503,542)	(6,669,931)
Equity in other comprehensive loss of associates		(970)	(8,126)
Foreign currency translation adjustments for foreign operations		(118,517)	(112,283)
Net loss from cash flow hedges		(35,108)	(96,388)
Remeasurement of net defined benefit liabilities (assets)		(292,328)	(91,993)
Changes in own credit risk on financial liabilities designated under fair value option		(3,884)	(5,155)
Net finance income on insurance contract assets (liabilities)		2,866,623	5,039,081
Net finance income on reinsurance contract assets (liabilities)		13,273	34,045
		(1,074,453)	(1,910,750)

Retained earnings (*2),(*3),(*4)		36,387,314	33,963,799

Non-controlling interest (*5),(*6)		2,601,328	2,691,716
	~~W~~	56,321,865	53,423,558

(*1) Convertible preferred shares of 17,482,000 that were issued on May 1, 2019 have been converted into common shares at a 1:1 ratio on May 1, 2023.

(*2) As of December 31, 2023 and 2022, profits reserved by the Group in accordance with Article 53 of the Financial Holding Companies Act amounted to W 2,698,360 million and ~~W~~2,573,435 million, respectively.

(*3) As of December 31, 2023 and 2022, the regulatory reserve for loan losses the Group appropriated in retained earnings are ~~W~~ 21,078 million and ~~W~~18,524 million, respectively.

(*4) As of December 31, 2023, profit dividends within retained earnings of subsidiaries of the Group restricted in accordance with laws, etc. are amounted to ~~W~~ 7,543,306 million.

(*5) As of December 31, 2023 and 2022, the total amounts of hybrid bonds that Shinhan Bank, Jeju Bank, Shinhan Capital Co,.Ltd. and Shinhan Life Insurance Co., Ltd. issued are ~~W~~ 2,437,561 million and ~~W~~2,537,569 million, respectively, and are recognized as non-controlling interests. And, for the years ended December 31, 2023 and 2022, the amounts of dividends paid for the hybrid bonds of Shinhan Bank, Jeju Bank, Shinhan Capital Co,.Ltd. and Shinhan Life Insurance Co., Ltd. ~~W~~ 106,715 million and ~~W~~81,262 million, respectively, are allocated to profit attributed to non-controlling interest.

(*6) During the year ended December 31, 2022, non-controlling interests decreased by ~~W~~ 89,912 million due to the acquisition of remaining shares by Shinhan Asset Trust Co., Ltd., and non-controlling interests increased by ~~W~~ 19,454 million due to paid-in capital increase of Shinhan EZ General Insurance Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won, except per share data)

32. Equity (continued)

(b) Capital stock

i) Capital stock of the Group as of December 31, 2023 and 2022 are as follows:

		December 31, 2023		December 31, 2022
Number of authorized shares		1,000,000,000		1,000,000,000
Types of stock		Common stocks	Preferred stocks	Common stocks	Preferred stocks
Par value per share in won	~~W~~	5,000	-	5,000	5,000
Number of issued common stocks		512,759,471	-	508,784,869	17,482,000
Capital stock (*)	~~W~~	2,695,586	274,055	2,608,176	361,465

(*) Due to profit retirement, the capital is different from the total face value of issued stocks.

(ii) The details of changes in the number of common shares outstanding as of December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Beginning balance	508,778,517	516,593,202
Increase	17,482,000	-
Decrease	(13,507,398)	(7,814,685)
Ending balance	512,753,119	508,778,517

(iii) The details of convertible preferred stock as of December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Beginning balance	17,482,000	17,482,000
Decrease (*)	(17,482,000)	-
Ending balance	-	17,482,000

(*) Convertible preferred shares of 17,482,000 that were issued on May 1, 2019 have been converted into common shares at a 1:1 ratio on May 1, 2023.

(c) Hybrid bonds

Hybrid bonds classified as other equity instruments as of December 31, 2023 and 2022 are as follows:

	Issue date	Maturity date	Interest rate (%)		December 31, 2023	December 31, 2022
KRW	June 25, 2015	June 25, 2045	4.38	~~W~~	199,455	199,455
	September 15, 2017	Perpetual bond	4.25		89,783	89,783
	April 13, 2018	Perpetual bond	-		-	134,678
	April 13, 2018	Perpetual bond	4.56		14,955	14,955
	August 29, 2018	Perpetual bond	-		-	398,679
	June 28, 2019	Perpetual bond	3.27		199,476	199,476
	September 17, 2020	Perpetual bond	3.12		448,699	448,699
	March 16, 2021	Perpetual bond	2.94		429,009	429,009
	March 16, 2021	Perpetual bond	3.30		169,581	169,581
	January 25, 2022	Perpetual bond	3.90		560,438	560,438
	January 25, 2022	Perpetual bond	4.00		37,853	37,853
	August 26, 2022	Perpetual bond	4.93		343,026	343,026
	August 26, 2022	Perpetual bond	5.15		55,803	55,803
	January 30, 2023	Perpetual bond	5.14		398,831	-
	July 13, 2023	Perpetual bond	5.40		498,815	-
USD	August 13, 2018	Perpetual bond	-		-	559,526
	May 12, 2021	Perpetual bond	2.88		556,007	556,007
				~~W~~	4,001,731	4,196,968

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won, except per share data)

(*) For the year ended December 31, 2023, the deduction for capital related to hybrid bonds issued is ~~W~~ 2,354 million.

32. Equity (continued)

(c) Hybrid bonds (continued)

The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and the controlling company has an unconditional right to extend the maturity under the same condition or change them to perpetual bonds.

(d) Capital adjustments

(i) Changes in capital adjustments for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Beginning balance	~~W~~	(582,859)	(664,429)
Acquisition of treasury stocks		(485,947)	(300,000)
Disposal and retirement of treasury stocks		485,947	300,000
The acquisition commitment amount for subsidiaries’ remaining shares		-	86,711
Repayments of hybrid bonds		(102,350)	(317)
Other transactions with owners		26,545	(4,824)
Ending balance	~~W~~	(658,664)	(582,859)

(ii) Details of treasury stock acquisition for the years ended December 31, 2023 and 2022 are as follows:

	December 31, 2023			December 31, 2022
	The number of share		Carrying amount	The number of share		Carrying amount
Beginning balance	6,352	~~W~~	227	6,352	~~W~~	227
Acquisition	13,507,398		485,947	7,814,685		300,000
Retirement (*)	(13,507,398)		(485,947)	(7,814,685)		(300,000)
Ending balance	6,352	~~W~~	227	6,352	~~W~~	227

(*) For the year ended December 31, 2023, the Group acquired treasury stocks for retirement, and the retirement of 3,676,470 shares, 4,243,281 shares, 2,842,929 shares and 2,744,718 shares was completed on March 28, 2023, June 16, 2023, August 31, 2023 and December 27, 2023, respectively. For the year ended December 31, 2022, treasury stocks were acquired for retirement, and the retirement of 3,665,423 shares and 4,149,262 shares was completed on April 25, 2022 and November 23, 2022, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

32. Equity (continued)

(e) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss				Total
		Gain (loss) on securities at fair value through other comprehensive income	Equity in other comprehensive income (expense) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Net finance Income (expense) on insurance contract assets (liabilities)	Net finance Income (expense) on reinsurance contract assets (liabilities)	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(6,786,650)	(8,135)	(112,283)	(96,388)	5,039,081	34,045	(91,993)	9	116,719	(5,155)	(1,910,750)
Change due to fair value		3,862,277	9,738	-	-	(2,961,019)	(28,283)	-	-	1,459	4,011	888,183
Reclassification:
Change due to impairment or disposal		465,343	-	-	-	-	-	-	-	4,199	5,077	474,619
Effect of hedge accounting		-	-	-	(69,484)	-	-	-	-	-	-	(69,484)
Hedging		(28,044)	-	(3,903)	152,927	-	-	-	-	-	-	120,980
Effects from changes in foreign exchange rate		-	-	2,316	-	-	-	-	-	2,862	-	5,178
Remeasurements of the net defined benefit plans		-	-	-	-	-	-	(272,792)	-	-	-	(272,792)
Deferred income taxes		(1,137,032)	(2,582)	(4,658)	(22,163)	788,561	7,511	71,935	-	(3,402)	(465)	(302,295)
Transfer to other account		-	-	-	-	-	-	-	-	3,055	(7,352)	(4,297)
Non-controlling interests		(4,328)	-	11	-	-	-	522	-	-	-	(3,795)
Ending balance	~~W~~	(3,628,434)	(979)	(118,517)	(35,108)	2,866,623	13,273	(292,328)	9	124,892	(3,884)	(1,074,453)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

32. Equity (continued)

(e) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the years ended December 31, 2023 and 2022 are as follows (continued):

		December 31, 2022
		Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss				Total
		Gain (loss) on securities at fair value through other comprehensive income	Equity in other comprehensive income (expense) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Net finance Income (expense) on insurance contract assets (liabilities)	Net finance income (expense) on reinsurance contract assets (liabilities)	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(867,680)	7,623	(125,219)	(26,124)	333,178	-	(343,124)	(28)	117,967	(1,816)	(905,223)
Change due to fair value		(8,059,410)	(16,914)	-	-	6,396,337	46,320	-	9	10,880	(5,919)	(1,628,697)
Reclassification:
Change due to impairment or disposal		(37,142)	(7,333)	-	-	-	-	-	-	-	-	(44,475)
Effect of hedge accounting		-	-	-	(190,372)	-	-	-	-	-	-	(190,372)
Hedging		63,480	-	(25,793)	87,491	-	-	-	-	-	-	125,178
Effects from changes in foreign exchange rate		-	-	40,679	-	-	-	-	-	(823)	-	39,856
Remeasurements of the net defined benefit plans		-	-	-	-	-	-	348,017	-	-	-	348,017
Deferred income taxes		2,110,516	8,489	(154)	32,617	(1,690,434)	(12,275)	(96,026)	(14)	(9,171)	1,170	344,718
Transfer to other account		-	-	-	-	-	-	-	42	(2,134)	1,410	(682)
Non-controlling interests		3,586	-	(1,796)	-	-	-	(860)	-	-	-	930
Ending balance	~~W~~	(6,786,650)	(8,135)	(112,283)	(96,388)	5,039,081	34,045	(91,993)	9	116,719	(5,155)	(1,910,750)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

32. Equity (continued)

(f) Appropriation of retained earnings

The appropriation of retained earnings for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Date of appropriation:		March 26, 2024	March 23, 2023
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	5,033,475	5,461,771
Retirement of treasury stock		(486,999)	(300,661)
Dividend to hybrid bonds		(189,672)	(156,277)
Interim dividends		(817,122)	(637,598)
Net income		1,671,011	1,249,251
		5,210,693	5,616,486

Transfer from voluntary reserves
Loan loss reserve reversal amount		422	-
		5,211,115	5,616,486

Appropriation of retained earnings:
Legal reserve		167,101	124,925
Dividends
Dividends on common stocks paid		268,697	440,093
Dividends on preferred stocks paid		-	15,122
Regulatory reserve for loan losses		-	2,554
Loss on repayments of hybrid bonds		102,667	317
		538,465	583,011
Unappropriated retained earnings to be carried over to subsequent year	~~W~~	4,672,650	5,033,475

(*) These statements of appropriation of retained earnings are based on the separate financial statements of Shinhan Financial Group.

(g) Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i) Changes in regulatory reserve for loan losses including non-controlling interests as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Beginning balance	~~W~~	3,609,851	3,647,972
Expected reversal of regulatory reserve for loan losses		(153,364)	(38,121)
Ending balance	~~W~~	3,456,487	3,609,851

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won, except per share data)

32. Equity (continued)

(g) Regulatory reserve for loan losses (continued)

ii) Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	4,368,035	4,665,643
Provision for regulatory reserve for loan losses		151,357	38,508
Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	4,519,392	4,704,151
Basic and diluted earnings per share adjusted for regulatory reserve in won (*)		8,361	8,571

(*) Dividends for hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won, except per share data)

33. Dividends

(a) The interim dividends paid for the years ended December 31, 2023 and 2022 are as follows:

December 31, 2023
Dividend base date			Amount
March 31, 2023 (1 st Quarter)	Common stock (~~W~~525 per share)	~~W~~	265,179
	Convertible preferred stock (~~W~~525 per share)		9,178
		~~W~~	274,357

June 30, 2023 (2nd Quarter)	Common stock (~~W~~525 per share)	~~W~~	272,129

September 30, 2023 (3rd Quarter)	Common stock (~~W~~525 per share)	~~W~~	270,636
		~~W~~	817,122
December 31, 2022
Dividend base date			Amount
March 31, 2022 (1st Quarter)	Common stock (~~W~~400 per share)	~~W~~	206,277
	Convertible preferred stock (~~W~~400 per share)		6,993
		~~W~~	213,270

June 30, 2022 (2nd Quarter)	Common stock (~~W4~~00 per share)	~~W~~	205,171
	Convertible preferred stock (~~W4~~00 per share)		6,993
		~~W~~	212,164

September 30, 2022 (3rd Quarter)	Common stock (~~W~~400 per share)	~~W~~	205,171
	Convertible preferred stock (~~W~~400 per share)		6,993
		~~W~~	212,164
		~~W~~	637,598

(b) Details of dividends recognized as distributions to stockholders for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023(*1)	December 31, 2022
Common Stock:
Total number of shares issued and outstanding	~~W~~	512,759,471	508,784,869
Par value per share in won		5,000	5,000
Dividend per share in won (*3)		525	865
Dividends (*2)	~~W~~	268,697	440,093
Dividend rate per share (*3)%		10.5	17.3
Preferred Stock:
Total number of shares issued and outstanding		-	17,482,000
Par value per share in won		-	5,000
Dividend per share in won		-	865
Dividends	~~W~~	-	15,122
Dividend rate per share	%	-	17.3
Record date (*4)		2024-02-23	2022-12-31

(*1) The current dividend(plan) will be decided on March 26, 2024. The amount of dividends was not recognized as a distribution to the owner during the period.

(*2) Dividends on own shares held by the Group are excluded.

(*3) Excluding quarterly dividends, including quarterly dividends, dividends per share are KRW 2,100 and KRW 2,065 for the years ended December 31, 2023 and 2022, respectively, and dividend rate per share are 42.0% and 41.3%, for the years ended December 31, 2023 and 2022, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won, except per share data)

(*4) At the regular stockholders' general meeting on March 23, 2023, the Articles of Incorporation were revised to allow the dividend base date to be determined by resolution of the Board of Directors, and the dividend base date for the 2023 annual dividend is February 23, 2024.

33. Dividends (continued)

(c) The details of dividends paid by the Group related to the preferred stock issued for the years ended December 31, 2023 and 2022 are as follows:

	December 31, 2023
	Number of shares	Dividend per share (in won)	Total dividend paid	Issue price per share (in won)	Dividend rate per issue price (%)
Convertible preferred stock (*)	17,482,000	525	9,178	42,900	1.22

(*) Convertible preferred shares of 17,482,000 that were issued on May 1, 2019 have been converted into common shares at a 1:1 ratio on May 1, 2023, and dividends were paid before conversion.

	December 31, 2022
	Number of shares	Dividend per share (in won)	Total dividend paid	Issue price per share (in won)	Dividend rate per issue price (%)
Convertible preferred stock	17,482,000	2,065	36,101	42,900	4.81

(d) Dividends for hybrid bond is calculated as follows for the years ended December 31, 2023 and 2022:

		December 31, 2023	December 31, 2022
Amount of hybrid bond	~~W~~	4,014,550	4,212,700
Interest rate (%)%		2.88 ~ 5.40	2.88 ~ 5.88
Dividends	~~W~~	189,672	156,277

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

34. Net interest income

Net interest income for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Interest income:
Cash and due from banks at amortized cost	~~W~~	590,831	281,575
Deposits at FVTPL		-	1,329
Securities at FVTPL		1,396,409	924,346
Securities at FVOCI		2,357,108	1,846,888
Securities at amortized cost		1,062,110	691,798
Loans at amortized cost		21,676,818	16,064,617
Loans at FVTPL		120,815	69,146
Insurance finance interest income		240,534	119,801
Others		134,586	92,825
		27,579,211	20,092,325
Interest expense:
Deposits		9,790,811	4,642,670
Financial liabilities designated at FVTPL		9,804	1,296
Borrowings		1,895,913	938,641
Debt securities issued		2,735,421	1,901,458
Insurance finance interest expense		1,945,318	1,792,702
Others		384,022	218,705
		16,761,289	9,495,472

Net interest income	~~W~~	10,817,922	10,596,853

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

35. Net fees and commission income

Net fees and commission income for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Fees and commission income:
Credit placement fees	~~W~~	75,930	68,101
Commission received as electronic charge receipt		146,037	147,727
Brokerage fees		369,175	340,367
Commission received as agency		134,432	136,114
Investment banking fees		165,366	232,512
Commission received in foreign exchange activities		295,722	295,161
Trust management fees		299,600	308,353
Credit card fees		1,378,200	1,202,129
Operating lease fees (*)		600,283	478,374
Others		710,498	675,508
		4,175,243	3,884,346
Fees and commission expense:
Credit-related fee		45,739	37,313
Credit card fees		930,044	895,787
Others		552,254	537,704
		1,528,037	1,470,804

Net fees and commission income	~~W~~	2,647,206	2,413,542

(*) Among operating lease fees recognized for the years ended December 31, 2023 and 2022, there is no variable lease fee income which does not vary by index or rate.

36. Dividend income

Dividend income for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Securities at FVTPL	~~W~~	121,347	144,869
Securities at FVOCI		60,139	32,700
	~~W~~	181,486	177,569

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

37. Net gain (loss) on financial instruments measured at fair value through profit or loss

Net gain (loss) on financial instruments measured at fair value through profit or loss for the ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Net gain (loss) on due from banks measured at FVTPL
Gain (loss) on valuation	~~W~~	3,964	(10,600)

Net gain (loss) on loans measured at FVTPL
Loss on valuation		(6,562)	(35,653)
Gain on sale		36,774	14,062
		30,212	(21,591)
Net gain (loss) on securities measured at FVTPL
Debt securities
Gain (loss) on valuation		755,501	(677,327)
Gain (loss) on sale		197,148	(244,263)
Other gains		624,282	590,933
		1,576,931	(330,657)
Equity securities
Gain (loss) on valuation		540,188	(337,302)
Gain (loss) on sale		428,947	(284,267)
		969,135	(621,569)
Other
Gain on valuation		11,635	2,089
		2,557,701	(950,137)

Net gain (loss) on financial liabilities measured at FVTPL
Debt securities
Gain (loss) on valuation		(60,144)	41,316
Gain (loss) on disposal		(88,398)	53,066
		(148,542)	94,382
Other
Loss on valuation		(60,565)	(38,996)
Gain on disposal		1,606	2,726
		(58,959)	(36,270)
		(207,501)	58,112
Derivatives:
Gain (loss) on valuation		292,483	(702,735)
Gain (loss) on transaction		(183,233)	466,118
		109,250	(236,617)
	~~W~~	2,493,626	(1,160,833)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

38. Net gain (loss) on financial instruments designated at fair value through profit or loss

Net gain (loss) on financial instruments designated at fair value through profit or loss for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Financial liabilities designated at fair value through profit or loss:
Debt securities issued:
Gain on valuation	~~W~~	2,495	2,673
Compound financial instruments:
Gain on valuation		51,750	804,068
Loss on sale and redemption		(492,025)	(229,799)
		(440,275)	574,269
	~~W~~	(437,780)	576,942

39. Reversal of (provision for) credit loss allowance

Reversal of (provision for) credit loss allowance on financial assets for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Allowance provided:
Loans at amortized cost	~~W~~	(2,114,442)	(1,244,351)
Other financial assets at amortized cost		(90,770)	(32,831)
Securities at fair value through other comprehensive income		(2,271)	-
Unused credit line and financial guarantee		(37,156)	(19,106)
Securities at amortized cost		-	(538)
		(2,244,639)	(1,296,826)
Allowance reversed:
Securities at fair value through other comprehensive income	~~W~~	-	5,013
Securities at amortized cost		136	-
		136	5,013
	~~W~~	(2,244,503)	(1,291,813)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

40. General and administrative expenses

General and administrative expenses for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Employee benefits:
Salaries	~~W~~	3,247,162	3,218,540
Severance benefits:
Defined contribution		35,679	35,290
Defined benefit		109,444	156,181
Termination benefits		197,184	154,012
		3,589,469	3,564,023

Entertainment		46,050	46,374
Depreciation		514,100	462,024
Amortization		225,900	186,448
Taxes and utility bills		245,723	206,421
Advertising		285,495	339,915
Research		21,494	20,703
Others		967,106	818,252
	~~W~~	5,895,337	5,644,160

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won, except per share data)

41. Share-based payments

(a) Performance shares granted as of December 31, 2023 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment

Performance conditions	Relative stock price linked (20.0%), management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs

Estimated number of shares vested at December 31, 2023	730,250	2,480,651

Fair value per share in Korean won (*)	~~W~~ 44,222, ~~W~~ 33,122, ~~W~~ 37,387, ~~W~~ 37,081 and ~~W~~ 38,156 for the expiration of exercising period from 2019 to 2023	~~W~~ 40,150

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two months, the past one month, and the past one week from the day before the base date) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock price to be paid in the future is assessed as the closing price of the settlement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

41. Share-based payments (continued)

(b) Share-based compensation costs for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Employees of
		The controlling company	The subsidiaries	Total
Performance shares	~~W~~	5,123	36,751	41,874

		December 31, 2022
		Employees of
		The controlling company	The subsidiaries	Total
Performance shares	~~W~~	3,159	25,092	28,251

(c) Accrued expenses recognized related to share-based payment transactions as of December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Employees of
		The controlling company	The subsidiaries	Total
Performance shares	~~W~~	16,079	111,056	127,135

		December 31, 2022
		Employees of
		The controlling company	The subsidiaries	Total
Performance shares	~~W~~	12,746	91,469	104,215

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

42. Other operating expenses, net

Other operating income and other operating expense for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Other operating income
Gain on disposal of assets:
Loans at amortized cost	~~W~~	178,158	33,147
Others:
Gain on hedged items		422,074	1,122,823
Reversal of allowance for guarantees and acceptances		4,856	410
Gain on other trust accounts		2	142
Reversal of other allowance		1,790	388
Others		547,573	461,660
		976,295	1,585,423
	~~W~~	1,154,453	1,618,570
Other operating expense
Loss on disposal of assets:
Loans at amortized cost	~~W~~	19,723	5,533
Others:
Loss on hedged items		448,664	1,091,195
Fund contribution		470,227	440,715
Provision for other debt allowances		15,516	22,415
Depreciation of operating lease assets		445,006	351,208
Others (*)		1,942,047	1,407,824
		3,321,460	3,313,357
	~~W~~	3,341,183	3,318,890

Other operating expenses, net	~~W~~	(2,186,730)	(1,700,320)

(*) Includes ~~W~~ 293,824 million for vulnerable groups such as self-employed people, small business owners and institutions supporting vulnerable groups, etc. in accordance with the “Banking financial support plan for people’s livelihood” for the year ended December 31, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

43. Net other non-operating income

Other non-operating income and other non-operating expense for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Other non-operating income
Gain on disposal of assets:
Property and equipment	~~W~~	4,944	67,411
Investment property		56,640	29,305
Assets held for sale (*1)		1,753	448,770
Lease assets		9	36
Right-of-use assets		3,388	4,131
		66,734	549,653

Investments in associates:
Gain on disposal		12,435	8,965
Reversal of impairment loss		-	5,924
		12,435	14,889
Others:
Rental income on investment property		24,472	33,366
Reversal of impairment losses on intangible asset		50	396
Gain from assets contributed		-	4
Gain from bargain purchase		-	12,349
Others		66,546	75,511
		91,068	121,626
		170,237	686,168

Other non-operating expense
Loss on disposal of assets:
Property and equipment		6,009	2,546
Lease assets		-	9
Right-of-use assets		1,063	737
Others		29	183
		7,101	3,475

Investments in associates:
Loss on disposal		19,266	19,045
Impairment loss		15,583	7,529
		34,849	26,574
Others:
Donations		100,201	67,558
Depreciation of investment properties		15,058	18,115
Impairment loss on property and equipment		1,409	-
Impairment loss on intangible assets		10,732	3,158
Write-off of intangible assets		446	1,822
Expenses on collection of special bonds		9,130	10,259
Others (*2)		252,289	215,842
		389,265	316,754
		431,215	346,803

Net other non-operating gain (loss)	~~W~~	(260,978)	339,365

(*1) Gain and loss on disposal of sale-and-leaseback are included in gain and loss on disposal of property and equipment, gain and loss on disposal of investment property and gain on assets held for sale, respectively. Gain on disposal of sale-and-leaseback for the years ended December 31, 2022 is ~~W~~ 443,780.

(*2) It includes ~~W~~ 51,948 million and ~~W~~ 168,020 million, respectively, for the years ended December 31, 2023 and 2022 of estimated claim for damages that are highly probable to be paid in case of customer losses expected due to redemption delays of Lime CI funds, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

44. Income tax expense

(a) Income tax expense for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Current income tax expense	~~W~~	1,301,802	1,663,188
Temporary differences		493,026	(397,017)
Income tax recognized in other comprehensive income		(307,868)	344,941
Income tax expenses	~~W~~	1,486,960	1,611,112

(b) Income tax expense calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Profit before income taxes	~~W~~	5,964,960	6,366,626

Income taxes at statutory tax rates		1,564,388	1,740,460
Adjustments:
Non-taxable income		(10,350)	(13,902)
Non-deductible expense		16,514	16,762
Tax credit		(1,185)	(1,233)
Others		(82,407)	(130,975)
Income tax expense	~~W~~	1,486,960	1,611,112

Effective tax rate	%	24.93	25.31

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

44. Income tax expense (continued)

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Beginning Balance	Profit or loss	Other comprehensive income (loss)	Ending Balance
Unearned income	~~W~~	(350,772)	(81,504)	-	(432,276)
Account receivable		(23,695)	2,341	-	(21,354)
Financial assets measured at fair value		1,006,441	587,125	(1,139,313)	454,253
Investment in associates and etc.		183,410	7,439	(2,581)	188,268
Valuation and depreciation of property and equipment		(100,618)	(3,460)	-	(104,078)
Derivative asset		262,353	(81,234)	(28,731)	152,388
Deposits		37,047	(3,494)	-	33,553
Accrued expenses		209,728	11,730	-	221,458
Defined benefit obligation		475,777	(1,566)	70,456	544,667
Plan assets		(635,981)	16,645	1,353	(617,983)
Other provisions		398,873	111,731	-	510,604
Allowance for acceptances and guarantees		24,423	(2,406)	-	22,017
Allowance related to asset revaluation		(47,891)	182	-	(47,709)
Allowance for expensing depreciation		(202)	62	-	(140)
Accrued contributions		37,039	630	-	37,669
Financial assets (liabilities) designated at fair value through profit of loss		(279,089)	46,492	-	(232,597)
Allowances		166,078	57,988	-	224,066
Constructive dividend		17,187	531	-	17,718
Liability under insurance contracts		93,537	(82,092)	-	11,445
Others		(1,588,403)	(754,058)	790,948	(1,551,513)
		(114,758)	(166,918)	(307,868)	(589,544)
Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		219,558	(18,890)	-	200,668
	~~W~~	104,800	(185,808)	(307,868)	(388,876)

(*1) Deferred tax assets from overseas subsidiaries are decreased by ~~W~~ 650 million due to foreign exchange rate movements.

(*2) The Group does not recognize deferred tax assets and liabilities related to global minimum tax laws by applying the temporary exception provision for deferred tax in K-IFRS No. 1012.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

44. Income tax expense (continued)

(c)
Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2023 and 2022 are as follows (continued):

		December 31, 2022
		Beginning Balance	Profit or loss	Other comprehensive income (loss)	Ending Balance
Unearned income	~~W~~	(340,992)	(9,780)	-	(350,772)
Account receivable		(26,580)	2,885	-	(23,695)
Financial assets measured at fair value		57,933	(1,152,836)	2,101,344	1,006,441
Investment in associates and etc.		178,262	(3,550)	8,698	183,410
Valuation and depreciation of property and equipment		(135,375)	34,757	-	(100,618)
Derivative asset		22,215	207,521	32,617	262,353
Deposits		24,430	12,617	-	37,047
Accrued expenses		154,716	55,012	-	209,728
Defined benefit obligation		549,950	23,960	(98,133)	475,777
Plan assets		(601,844)	(36,244)	2,107	(635,981)
Other provisions		389,570	9,303	-	398,873
Allowance for acceptances and guarantees		32,462	(8,039)	-	24,423
Allowance related to asset revaluation		(49,713)	1,822	-	(47,891)
Allowance for expensing depreciation		(274)	72	-	(202)
Accrued contributions		36,114	925	-	37,039
Financial liabilities designated at fair value through profit of loss		(74,655)	(204,434)	-	(279,089)
Allowances		132,239	33,839	-	166,078
Constructive dividend		16,737	450	-	17,187
Liability under insurance contracts		96,760	(3,223)	-	93,537
Others		(1,017,980)	1,131,269	(1,701,692)	(1,588,403)
		(556,025)	96,326	344,941	(114,758)
Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		266,605	(47,047)	-	219,558
	~~W~~	(289,420)	49,279	344,941	104,800

(*) Deferred tax assets from overseas subsidiaries are decreased by ~~W~~ 2,797 million due to foreign exchange rate movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

44. Income tax expense (continued)

(d) Deferred tax assets and liabilities that are directly charged or credited to equity for the years ended December 31, 2023 and 2022 are as follows:

		January 1, 2023	Changes	December 31, 2023
		OCI	Tax effect	OCI	Tax effect	OCI	Tax effect
Gain (loss) on valuation of financial assets measured at FVOCI	~~W~~	(9,032,747)	2,362,816	4,305,703	(1,139,313)	(4,727,044)	1,223,503
Gain (loss) on financial liabilities measured at FVTPL attributable to changes in credit risk		(7,014)	1,859	1,736	(466)	(5,278)	1,393
Foreign currency translation adjustments for foreign operations		(103,767)	(8,516)	(1,576)	(4,658)	(105,343)	(13,174)
Gain (loss) on cash flow hedges		(138,634)	42,246	90,011	(28,731)	(48,623)	13,515
Equity in other comprehensive income (loss) of associates		(11,059)	2,933	9,738	(2,581)	(1,321)	352
Remeasurements of the defined benefit liability		(126,394)	34,400	(272,144)	71,809	(398,538)	106,209
Net finance income (expense) on insurance contract		6,902,211	(1,829,086)	(2,989,301)	796,072	3,912,910	(1,033,014)
	~~W~~	(2,517,404)	606,652	1,144,167	(307,868)	(1,373,237)	298,784
		January 1, 2022	Changes	December 31, 2022
		OCI	Tax effect	OCI	Tax effect	OCI	Tax effect
Gain (loss) on valuation of financial assets measured at FVOCI	~~W~~	(1,011,185)	261,472	(8,021,562)	2,101,344	(9,032,747)	2,362,816
Gain (loss) on financial liabilities measured at FVTPL attributable to changes in credit risk		(2,506)	689	(4,508)	1,170	(7,014)	1,859
Foreign currency translation adjustments for foreign operations		(116,857)	(8,362)	13,090	(154)	(103,767)	(8,516)
Gain (loss) on cash flow hedges		(35,753)	9,629	(102,881)	32,617	(138,634)	42,246
Equity in other comprehensive income (loss) of associates		13,361	(5,765)	(24,420)	8,698	(11,059)	2,933
Remeasurements of the defined benefit liability		(473,551)	130,426	347,157	(96,026)	(126,394)	34,400
Net finance income (expense) on insurance contract		459,556	(126,378)	6,442,655	(1,702,708)	6,902,211	(1,829,086)
	~~W~~	(1,166,935)	261,711	(1,350,469)	344,941	(2,517,404)	606,652

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

44. Income tax expense (continued)

(e) The amount of deductible temporary differences that are not recognized as deferred tax assets as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Temporary differences related to Shinhan EZ General Insurance Co., Ltd. (*1)	~~W~~	112,293	119,553
Shinhan AI Co., Ltd. (*2)		13	-
		112,306	119,553

(*1) Shinhan EZ General Insurance Co., Ltd., a subsidiary of the Group, suffered a net loss for the current period, etc. As of the end of 2023, deferred corporate tax assets were not recognized as it was determined that the temporary difference to be deducted in excess of the temporary difference to be added and the tax loss were not feasible.

(*2) Shinhan AI Co., Ltd, a subsidiary of the Group, did not recognize deferred corporate tax assets for temporary differences in consideration of liquidation in 2024.

(*3) The expiration date of unused carried tax losses not recognized as deferred tax assets as of the end of the reporting period is as follows:

		Less than 1 year	1~2 years	2~3 years	More than 3 years	Total
Tax loss carried-forward	~~W~~	19,979	9,006	7,444	68,786	105,215

(f) The amount of temporary difference regarding investment in subsidiaries that are not recognized as deferred tax liabilities as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Investment in subsidiaries, etc.	~~W~~	(9,331,214)	(8,888,268)

(g) The Group set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Deferred tax assets	~~W~~	1,300,568	1,620,246
Deferred tax liabilities		1,689,444	1,515,446

(h) As of the end of 2023, the Group is in the process of litigation for cases where tax uncertainty exists (claim amount: ~~W~~ 30,590 million). The Group determined that there is a high probability of winning the case and reflected it as current corporate tax assets and corporate tax expenses.

(i) The Group is reviewing the impact on the consolidated financial statements following the implementation of the Global Minimum Tax Act. Due to the complexity of the application of the global minimum tax law, it is difficult to reasonably estimate the impact on the consolidated financial statements, and the Group is estimating the impact with a tax expert.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won, except per share data)

45. Earnings per share

(a) Basic and diluted earnings per share for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	4,368,035	4,665,643
Less:
Dividends to hybrid bond		(189,672)	(156,277)

Net profit available for common stock	~~W~~	4,178,363	4,509,366

Weighted average number of common shares outstanding (*)		519,207,776	530,638,621

Basic and diluted earnings per share in won	~~W~~	8,048	8,498

(*) The number of common shares outstanding is 512,759,471 shares. The above weighted-average stocks are calculated by reflecting 17,482,000 shares of convertible preferred shares issued on May 1, 2019 and then converted into common shares on May 1, 2023, and 13,507,398 shares and 7,814,685 shares of treasury stock acquired and canceled during the periods ended December 31, 2023 and December 31, 2022.

(b) The calculation details of the weighted average number of ordinary shares for the years ended December 31, 2023 and 2022 are as follows:

	December 31, 2023
	Number of shares	Accumulated number of shares
Number of common shares issued	512,759,471	187,756,015,279
Shares of convertible preferred stock	-	2,097,840,000
Shares of treasury stock	(6,352)	(343,017,080)
Average number of ordinary shares	512,753,119	189,510,838,199
Days		365 days
Weighted average number of ordinary shares		519,207,776

	December 31, 2022
	Number of shares	Accumulated number of shares
Number of common shares issued	508,784,869	187,476,994,819
Shares of convertible preferred stock	17,482,000	6,380,930,000
Shares of treasury stock	(6,352)	(174,828,329)
Average number of ordinary shares	526,260,517	193,683,096,490
Days		365 days
Weighted average number of ordinary shares		530,638,621

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

46. Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Guarantees and purchase agreements:
Outstanding guarantees	~~W~~	12,503,445	12,154,088
Contingent guarantees		4,337,751	4,565,829
ABS and ABCP purchase agreements		1,533,047	1,496,604
		18,374,243	18,216,521
Commitments to extend credit:
Loan commitments in won		88,913,555	83,451,887
Loan commitments in foreign currency		26,970,371	25,052,284
Other agreements (*)		96,194,944	96,984,654
		212,078,870	205,488,825
Endorsed bills:
Secured endorsed bills		44	10,025
Unsecured endorsed bills		10,519,665	7,046,806
		10,519,709	7,056,831
	~~W~~	240,972,822	230,762,177

(*) Unused credit commitments provided to the card customers are included, the amounts are ~~W~~ 90,832,893 million for the year ended December 31, 2023 and ~~W~~ 90,452,012 million for the year ended December 31, 2022.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

46. Commitments and contingencies (continued)

(b) Pending litigations

The Group’s pending lawsuits as a defendant as of December 31, 2023 are as follows:

Case	Number of claim		Claim amount	Description	Status
Return of unjust earning	1	~~W~~	33,096

The Plaintiff believes that the group of lenders including the Group unfairly sold two oil drilling vessels that are the core assets for borrowers and it caused losses to other bankrupt creditors of the borrower. Therefore, the Plaintiff filed a lawsuit for damages.

					The first trial is ongoing as of December 31, 2023
Loss claim	1		64,748	Joint Tort liability and Vicarious liability	The first trial is ongoing as of December 31, 2023
Loss claim	1		36,436	Joint Tort liability and Vicarious liability	The first trial is ongoing as of December 31, 2023
Sinmun-ro, Jongno-gu Agency work PFV fraudulent trusts Cancellation lawsuit (Geosam Co., Ltd.)	1		43,630

The plaintiff, who claims to be the original owner of the trust building, claims that the currently registered trust registration should be canceled as fraudulent trust, and requested payment of approximately KRW 43.6 billion in value compensation.

					The first trial is ongoing as of December 31, 2023
Others	749		553,663	It includes various cases, such as compensation for loss claim.
	753	~~W~~	731,573

As of the December 31, 2023, the Group has recorded ~~W~~ 31,371 million and ~~W~~ 3,594 million, respectively, as provisions and incurred claims element of insurance contract liabilities for litigations, etc., which have been decided to lose at the first trial. The outcome of the remaining litigations other than those accounted for provisions, etc. are not expected to have a material impact on the consolidated financial statements, but additional losses may result from future litigation.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

46. Commitments and contingencies (continued)

(c) As a Prime Brokerage Service operator, the Group entered into a total return swap agreement (“TRS”, derivatives that exchange profits and losses from underlying assets such as stocks, bonds and funds) with a fund operated by Lime Asset Management ("Lime Fund"). Through TRS with the Group, the Lime Fund invested approximately $200 million in IIG Global Trade Finance Fund, IIG Trade Finance Fund, and IIG Trade Finance Fund-FX Hedge ("IIG Fund") from May 2017 to September 2017. The Group invested the IIG Fund in LAM Enhanced Finance III L.P ("LAM III Fund") in kind and acquired the LAM III Fund's beneficiary certificates in accordance with the management instructions of Lime Asset Management in 2019. The recoverable value of the LAM III Fund beneficiary certificates is affected by the recoverable value of the IIG Fund invested in kind.

Meanwhile, IIG Fund received cancellation of registration and asset freeze from the US Securities and Exchange Commission in November 2019. The Financial Supervisory Service (FSS) announced in its interim inspection of Lime Fund in February 2020 that the Group is charged of being involved in poor concealment and fraud of Lime Fund while operating TRSs with Lime Fund, and a related prosecution investigation has been under way since then.

Institutional sanctions (banned from the sale of new private equity funds and etc. for six months) against the Group was finalized by the Financial Services Commission on November 12, 2021.

In addition, the prosecution arrested and indicted the former director of Prime Brokerage Services for fraud charges and violation of the Capital Market and Financial Investment Services Act. Finally, the former director of Prime Brokerage Services was found guilty.

The prosecution indicted the Group and the former director of Prime Brokerage Services on January 22, 2021 for violating ‘Financial Investment Services and Capital Markets Act’, and the Group was sentenced to a fine of ~~W~~ 50 million for neglection its duty of supervision. However, the Group believes that additional legal liability that may arise in the future in relation to the above incident is not high.

Considering the board resolutions and the results of the Financial Supervisory Service's dispute settlement committee, the Group has been completed or will be carried out the compensation and liquidity supply for some of the Lime Fund sales in the future.

(d) The Group has sold Gen2 related trust instruments from May 2014 to November 2019. As of December 31, 2023, approximately ~~W~~420 billion, the entire outstanding balance, is suspended from redemption and delayed in repayment. In accordance with a resolution of the Board of Directors on September 28, 2021, the Group has decided to pay 40% of the investment principal to the customers who have agreed to the suspension of redemption and settle the amount upon investment recovery. On August 29, 2023, the Board of Directors decided to proceed with privatization using the post-settlement method. In addition, on December 8, 2023, the Board of Directors decided to privatize NH-UK Peterborough Power Plant Trust and others through a post-settlement method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

46. Commitments and contingencies (continued)

(e) The Group is responsible for the completion of construction when the contractor fails to fulfill its responsibilities. In case the Group fails to fulfill its responsibility, it is in the process of a responsible-for-completion land trust project (133 cases other than the new residential and commercial apartment project in Mugeo-dong Nam-gu, Ulsan (excluding completed workplaces)) to compensate for damages incurred to the financial institutions, and for the period ended December 31, 2023, the total PF commitment amount of PF loan financial institutions is ~~W~~ 3,284.2 billion on a temporary basis, ~~W~~ 3,846.4 billion on a limit basis, and the total PF loans amounted to ~~W~~ 5,567.6 billion.

The amount of claim for damages of the Group is determined after identifying whether it is a damage caused by the Group’s failure to fulfill its responsibilities, and the scope of damages to be compensated by the Group may change depending on the results of lawsuits that are in progress as of December 31, 2023 or that will proceed after the end of the current period. As of December 31, 2022, the risk of the Group to bear the responsibility to complete the project is low, and the loss cannot be reliably measured, hence this was not reflected in the financial statements for the period ended December 31, 2022. Meanwhile, the process of each business sites will be continuously monitored.

Meanwhile, the construction company’s responsibility for completion of a total of 56 land trust projects, including 9-1 Sihwa MTV Bandalseom, Ansan-si, Gyeonggi-do, which the consolidated entity is in progress as of the end of the current period, has not been fulfilled. The total PF commitment amount of PF loan financial institutions invested in the relevant business site at the end of the current period is ~~W~~ 774.7 billion on a temporary basis and ~~W~~ 831.5 billion on a limit basis, and the PF loan amount is ~~W~~ 1,520.2 billion.

In addition, the completion deadline for a total of 8 land trust projects, including the Sanho-dong multiplex in Masan Happo-gu, Changwon-si, Gyeongsangnam-do, which the consolidated entity is in progress as of the end of the current period, has passed. The total PF commitment amount of PF loan financial institutions invested in the relevant business site at the end of the current period is ~~W~~ 166.1 billion on a temporary basis and ~~W~~ 149.6 billion on a limit basis, and the PF loan amount is ~~W~~ 304 billion.

(f) An investigation by the Financial Supervisory Service regarding the sale of Equity Linked Trust (ELT) and an investigation by the Fair Trade Commission regarding unfair collaborative practices by four commercial banks are in progress, and the results cannot be predicted at this moment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

47. Statement of cash flows

(a) Cash and cash equivalents in the consolidated statements of cash flows as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Cash and due from banks at amortized cost	~~W~~	34,650,390	30,070,043
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(1,322,274)	(1,956,179)
Restricted due from banks		(2,911,232)	(3,699,918)
		(4,233,506)	(5,656,097)
	~~W~~	30,416,884	24,413,946

(b) Significant non-cash activities for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Transfers from construction-in-progress to property and equipment	~~W~~	82,179	33,983
Transfers between property and equipment and investment property		16,678	9,554
Transfers between assets held for sale and property and equipment		2,442	101,757
Transfers between investment property and assets held for sale		6,057	83,664
Accounts payable for purchase of intangible assets, etc.		374,685	117,743
Transaction for right-of-use assets		299,672	293,590

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

47. Statement of cash flows (continued)

(c) Changes in assets and liabilities arising from financing activities for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Net Derivative liabilities	Borrowings	Debt securities issued	Lease liabilities	Financial liabilities designated at FVTPL	Total
Beginning balance	~~W~~	531,934	49,279,175	77,288,783	623,339	47,327	127,770,558
Changes from cash flows		79,563	8,153,087	3,865,582	(262,055)	209,969	12,046,146
Changes from non-cash flows
Amortization of discount on borrowings and debentures		-	(61,561)	33,295	18,855	-	(9,411)
Changes in foreign currency		-	90,914	197,895	(4,331)	32	284,510
Other		(253,480)	(560,263)	176,170	238,106	(2,496)	(401,963)
Ending balance	~~W~~	358,017	56,901,352	81,561,725	613,914	254,832	139,689,840

		December 31, 2022
		Net Derivative liabilities	Borrowings	Debt securities issued	Lease liabilities	Financial liabilities designated at FVTPL	Total
Beginning balance	~~W~~	(81,407)	43,167,065	80,149,363	612,690	-	123,847,711
Changes from cash flows		71,629	6,145,271	(2,255,974)	(259,913)	49,993	3,751,006
Changes from non-cash flows
Amortization of discount on borrowings and debentures		-	(94,209)	45,713	13,379	-	(35,117)
Changes in foreign currency		-	294,867	58,406	19,032	-	372,305
Other		541,712	(233,819)	(708,725)	237,049	(2,666)	(166,449)
Business combination		-	-	-	1,102	-	1,102
Ending balance	~~W~~	531,934	49,279,175	77,288,783	623,339	47,327	127,770,558

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

48. Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. In accordance with K-IFRS No. 1024, the Group defines the retirement benefit plans of the associates, key management and their families, the consolidation group and related parties as the scope of related parties. The amount of profit and loss, bond and debt balance between the Group and the related parties are disclosed. For details of the subsidiaries and associates, refer to 'Note 16'.

(a) Balances with the related parties as of December 31, 2023 and 2022 are as follows:

Related party	Account		December 31, 2023	December 31, 2022
Investments in associates:
BNP Paribas Cardif Life Insurance	Other assets	~~W~~	32	38
〃	Credit card loans		105	117
〃	ACL		(1)	-
〃	Deposits		2,984	18,745
〃	Allowance for Undrawn Commitment		2	1
Partners 4th Growth Investment Fund (*1)	Deposits		-	742
Incorporated association Finance Saving Information Center	Deposits		7	2
Nomura-Rifa Private Real Estate Investment Trust No.19	Loans		11,529	11,880
〃	Other assets		51	44
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Other assets		310	427
KOREA FINANCE SECURITY CO., LTD	Deposits		132	415
Hermes Private Investment Equity Fund (*1)	Deposits		-	218
Korea Credit Bureau	Deposits		640	721
Goduck Gangil1 PFV Co., Ltd	Loans		-	6,825
〃	ACL		-	(20)
〃	Deposits		11	3
SBC PFV Co., Ltd	Deposits		13,113	21,163
Sprott Global Renewable Private Equity Fund I (*1)	Deposits		-	100
Goduck Gangil10 PFV Co., Ltd	Loans		1,100	3,100
〃	ACL		(5)	(9)
〃	Deposits		7,568	26,880
Shinhan Global Healthcare Fund 2	Deposits		1	1
IMM Special Situation 1-2 PRIVATE EQUITY FUND (*1)	Deposits		-	151
Future-Creation Neoplux Venture Capital Fund	Account receivables		3,600	3,949
Neoplux Market-Frontier Secondary Fund	Account receivables		592	904
Gyeonggi-Neoplux Superman Fund	Account receivables		1,174	623
Shinhan-Neoplux Energy Newbiz Fund	Account receivables		1,883	978

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

48. Related parties (continued)

(a) Balances with the related parties as of December 31, 2023 and 2022 are as follows (continued):

Related party	Account		December 31, 2023	December 31, 2022
Investments in associates (continued):
SHINHAN-NEO Core Industrial Technology Fund	Account receivables	~~W~~	123	124
KTC-NP Growth Champ 2011-2 Private Equity Fund (*1)	Account receivables		-	2,675
Neoplux No.3 Private Equity Fund	Account receivables		5,866	3,190
NV Station Private Equity Fund (*1)	Deposits		-	21
Korea Digital Asset Custody	Deposits		34	153
SW-S Fund (*1)	Deposits		-	112
Shinhan Smilegate Global PEF I	Unearned revenue		7	9
WaveTechnology co.Ltd	Deposits		17	41
SHINHAN-NEO Market-Frontier 2nd Fund	Account receivables		1,596	513
iPIXEL Co.,Ltd.	Deposits		11	225
CJL No.1 Private Equity Fund	Deposits		265	603
NewWave 6th Fund	Account receivables		984	849
Nova New Technology Investment Fund No.1 (*1)	Deposits		-	215
DS Power Semicon Private Equity Fund (*1)	Deposits		-	100
Genesis No.1 Private Equity Fund (*1)	Deposits		-	19
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Deposits		923	59
Newlake Growth Capital Partners2 PEF (*1)	Deposits		-	353
Logisvalley Shinhan REIT Co.,Ltd.	Loans		33,000	43,000
〃	ACL		(36)	(28)
〃	Account receivables		-	81
〃	Accrued income		81	-
〃	Deposits		1,134	1,421
Shinhan-Albatross tech investment Fund	Deposits		2,229	3,402
Shinhan Global Active REIT Co.Ltd	Deposits		206	393
Shinhan VC tomorrow venture fund 1	Account receivables		730	850
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1 (*2)	Accrued income		-	1
SH Global Net Zero Solution Security Investment Trust	Accrued income		2	2
SEOKWANG T&I	Deposits		1	1
Shinhan Time 1st Investment fund	Deposits		151	238
DeepBlue No.1 Private Equity Fund (*1)	Deposits		-	400
Shinhan-Cognitive Start-up Fund L.P.	Unearned revenue		52	-
NH-J&-IBKC Label Technology Fund	Deposits		301	-
Shinhan-JW Mezzanin New Technology Fund 1st	Unearned revenue		7	-
Shinhan M&A-ESG Investment fund	Account receivables		285	-
Shinhan General Private Real Estate Investment Trust No.3	Accrued income		13	-
Capston General Private Real Estate Investment Trust No.26(Professional)	Deposits		1	-
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.	Accrued income		21	-
Key management personnel and their immediate relatives:	Loans		5,003	6,561
	Assets		68,038	86,674
	Liabilities	~~W~~	29,797	76,907

(*1) Excluded from the associates due to disposal and liquidation for the year ended December 31, 2023.

(*2) For the year ended December 31, 2023, it is incorporated into the consolidation target as the Group held control due to increased equity ratio.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

48. Related parties (continued)

(b) Transactions with the related parties for the years ended December 31, 2023 and 2022 are as follows:

Related party	Account		December 31, 2023	December 31, 2022
Investments in associates
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	4,125	1,890
〃	Provision for credit loss		(2)	-
〃	Interest expense		(57)	(52)
〃	General and administrative expenses		-	(1)
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		-	42
Shinhan EZ General Insurance Co., Ltd. (*2)	Fees and commission income		-	2
〃	Reversal for credit loss		-	5
〃	Interest expense		-	(1)
Partners 4th Growth Investment Fund (*3)	Interest expense		-	(12)
Shinhan-Albatross tech investment Fund	Fees and commission income		115	146
	Interest expense		(4)	(7)
Shinhan-Midas Dong-A Secondary Fund	Fees and commission income		-	121
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		173	181
Shinhan-PS Investment Fund No.1	Fees and commission income		25	15
Nomura-Rifa Private Real Estate Investment Trust No.19	Interest income		568	522
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Fees and commission income		1,262	1,550
KOREA FINANCE SECURITY CO., LTD	Fees and commission income		4	6
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Fees and commission income		589	140
Shinhan-Rhinos 1 Fund (*1)	Fees and commission income		-	61
Kiwoom-Shinhan Innovation Fund I	Fees and commission income		140	118
One Shinhan Global Fund1	Fees and commission income		-	104
FuturePlay-Shinhan TechInnovation Fund 1	Fees and commission income		56	227
Korea Credit Bureau	Fees and commission income		14	13
Goduck Gangil1 PFV Co., Ltd	Interest income		143	377
〃	Reversal for credit loss		20	31
SBC PFV Co., Ltd	Fees and commission income		-	808
〃	Interest expense		(13)	(23)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

48. Related parties (continued)

(b) Transactions with the related parties for the years ended December 31, 2023 and 2022 are as follows (continued):

Related party	Account		December 31, 2023	December 31, 2022
Investments in associates (continued)
Goduck Gangil10 PFV Co., Ltd	Interest income	~~W~~	69	171
〃	Interest expense		(647)	(738)
〃	Reversal for credit loss		4	14
Korea Omega Project Fund I	Fees and commission income		166	180
Sparklabs-Shinhan Opportunity Fund 1	Fees and commission income		39	202
EDNCENTRAL Co.,Ltd.	Interest income		-	267
〃	Fees and commission income		-	3,212
Kakao-Shinhan 1st TNYT Fund	Fees and commission income		386	386
Future-Creation Neoplux Venture Capital Fund	Interest income		86	74
〃	Fees and commission income		-	53
Neoplux Market-Frontier Secondary Fund	Fees and commission income		592	904
Gyeonggi-Neoplux Superman Fund	Fees and commission income		551	623
Shinhan-Neoplux Energy Newbiz Fund	Fees and commission income		906	978
NewWave 6th Fund	Fees and commission income		984	1,014
SHINHAN-NEO Core Industrial Technology Fund	Fees and commission income		496	498
KTC-NP Growth Champ 2011-2 Private Equity Fund (*3)	Interest income		36	59
Neoplux No.3 Private Equity Fund	Fees and commission income		2,676	3,190
Shinhan Smilegate Global PEF I	Fees and commission income		-	49
SHINHAN-NEO Market-Frontier 2nd Fund	Fees and commission income		1,596	2,050
SWK-Shinhan New Technology Investment Fund 1st	Fees and commission income		61	76
Ulmus SHC innovation investment fund	Fees and commission income		91	94
iPIXEL Co.,Ltd.	Interest income		-	1
CJL No.1 Private Equity Fund	Interest expense		(10)	(7)
Reverent-Shinhan Vista Fund	Fees and commission income		80	40
Kiwoom-Shinhan Innovation Fund 2	Fees and commission income		268	279
ETRI Holdings-Shinhan 1st Unicorn Fund	Fees and commission income		100	100
Shinhan-Time mezzanine blind Fund	Fees and commission income		226	107
Shinhan VC tomorrow venture fund 1	Fees and commission income		3,280	3,400
JS Shinhan Private Equity Fund	Fees and commission income		600	587
Stonebridge-Shinhan Unicorn Secondary Fund	Fees and commission income		444	591
Shinhan-Kunicorn first Fund	Fees and commission income		232	261
Shinhan-Quantum Startup Fund	Fees and commission income		153	125
Shinhan Simone Fund Ⅰ	Fees and commission income		78	78
ShinhanFitrin 1st Technology Business Investment Association	Fees and commission income		85	59
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Interest expense		(1)	(1)
Logisvalley Shinhan REIT Co.,Ltd.	Interest income		1,841	1,018
〃	Fees and commission income		163	458
〃	Interest expense		(2)	(1)
〃	Provision for credit loss		(8)	(28)
Shinhan-Dev healthcare Fund I	Fees and commission income		77	66
Shinhan-Cognitive Start-up Fund L.P.	Fees and commission income		188	192
Global Commerce Fund	Fees and commission income		30	10

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

48. Related parties (continued)

(b) Transactions with the related parties for the years ended December 31, 2023 and 2022 are as follows (continued):

Related party	Account		December 31, 2023	December 31, 2022
Investments in associates (continued)
Shinhan-HGI Social Enterprise Fund	Fees and commission income	~~W~~	63	27
Shinhan-WWG Energy Fund New Technology Venture Investment Fund	Fees and commission income		45	22
IGIS-Shinhan New Technology Fund 1	Fees and commission income		36	36
Shinhan-G.N.Tech Smart Innovation Fund	Fees and commission income		260	81
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1(*4)	Fees and commission income		-	6
SH Global Net Zero Solution Security Investment Trust	Fees and commission income		75	82
SH 1.5years Maturity Investment Type Security Investment Trust No.2	Fees and commission income		16	-
Newlake Growth Capital Partners2 PEF (*3)	Interest expense		-	(1)
Shinhan Global Active REIT Co.Ltd	Fees and commission income		17	-
〃	Interest expense		(2)	(1)
DeepBlue No.1 Private Equity Fund (*3)	Interest expense		-	(2)
DS SHINHAN Content Investment Fund 1	Fees and commission income		18	18
Shinhan Time 1st Investment fund	Fees and commission income		26	4
SHINHAN SGC ESG Fund No.1	Fees and commission income		115	5
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund	Fees and commission income		125	4
Shinhan-isquare Venture PEF 1	Fees and commission income		100	3
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	Fees and commission income		42	-
DS-Shinhan-JBWoori New Media New Tehcnology Investment Fund No.1	Fees and commission income		216	-
NH-J&-IBKC Label Technology Fund	Interest expense		(12)	-
Bonanza-Shinhan GIB Innovative Semiconductor Investment Fund	Fees and commission income		55	-
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	Fees and commission income		113	-
Shinhan M&A-ESG Investment fund	Fees and commission income		726	-
Shinhan-JW Mezzanin New Technology Fund 1st	Fees and commission income		46	-
K REITS Infra Real estate	Fees and commission income		25	-
MAN Global Strategy Bond(H)	Fees and commission income		2	-
Shinhan Time Secondary Blind New Technology Investment Trust	Fees and commission income		71	-
Shinhan-openwater pre-IPO Investment Trust 1	Fees and commission income		36	-
Shinhan-CJ Technology Innovation Fund No. 1	Fees and commission income		88	-
Shinhan-Eco Venture Fund 2nd	Fees and commission income		49	-
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1	Fees and commission income		87	-
Hantoo Shinhan Lake K-beauty Technology Investment Trust	Fees and commission income		94	-
Shinhan HB Wellness 1st Investment Trust	Fees and commission income		35	-
Shinhan JN Wave Technology Investment Trust	Fees and commission income		2	-
Shinhan General Private Real Estate Investment Trust No.3	Fees and commission income		13	-
Shinhan-Timefolio Bio Accelerator Fund	Fees and commission income		163	-
Shinhan DS Secondary Investment Fund	Fees and commission income		139	-
Fortress-shinhan New Tech Fund No.1	Fees and commission income		27	-
Shinhan-Ulmus Sobujang hyeokshin Enterprise Investment Association No.7	Fees and commission income		18	-
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.	Fees and commission income		25	-
Key management personnel and their immediate relatives
Interest income			242	205

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

~~W~~	26,270	27,443

48. Related parties (continued)

(b) Transactions with the related parties for the years ended December 31, 2023 and 2022 are as follows (continued):

(*1) Excluded from the associates due to disposal and liquidation for the year ended December 31, 2022

(*2) It is incorporated into the consolidation target as the Group held control due to increased equity ratio and BNP Paribas Cardif General Insurance, Ltd. has changed its name to Shinhan EZ General Insurance Co., Ltd for the year ended December 31, 2022. The transaction amount for the year ended December 31, 2022 is the amount before being incorporated into the consolidation target.

(*3) Excluded from the associates due to disposal and liquidation for the year ended December 31, 2023.

(*4) It is incorporated into the consolidation target as the Group held control due to increased equity ratio for the year ended December 31, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

48. Related parties (continued)

(c) Key management personnel compensation

Key management personnel compensation for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Short-term employee benefits	~~W~~	25,007	27,591
Severance benefits		809	817
Share-based payment transactions (*)		11,862	9,777
	~~W~~	37,678	38,185

(*) The expenses of share-based payment transactions are the renumeration expenses during the vesting period.

(d) The guarantees and purchase agreement provided between the related parties as of December 31, 2023 and 2022 are as follows:

			Amount of guarantees
Guarantor	Guaranteed Parties		December 31, 2023	December 31, 2022	Account
Shinhan Bank	BNP Paribas Cardif Life Insurance	~~W~~	10,000	10,000	Unused loan limit
〃	Key Management Personnel		3,241	2,143	Unused loan limit
Shinhan Card	BNP Paribas Cardif Life Insurance		895	883	Unused credit line
The Group	Structured entities		326,830	296,118	Purchase agreement
		~~W~~	340,966	309,144

(e) Details of collaterals provided by the related parties as of December 31, 2023 and 2022 are as follows:

				Amount of assets pledged
Provided to	Provided by	Pledged assets		December 31, 2023	December 31, 2022
Shinhan Bank	BNP Paribas Cardif Life Insurance	Government bonds	~~W~~	2,400	12,400
	iPIXEL Co.,Ltd.	Electronic credit guarantee		-	190
	Logisvalley Shinhan REIT Co.,Ltd.	Collateral trust		39,600	51,600
	Key Management Personnel	Properties		4,417	8,073
	〃	Deposits and etc.		1,127	1,306
	〃	Guarantee		1,308	3,092
				6,852	12,471
			~~W~~	48,852	76,661

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

48. Related parties (continued)

(f) Details of significant loan transactions with related parties as of December 31, 2023 and 2022 are as follows:

			December 31, 2023
Classification	Company		Beginning	Execution	Collection	Others (*)	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust No.19	~~W~~	11,880	-	-	(351)	11,529
	Goduck Gangil1 PFV Co., Ltd.		6,825	-	(6,825)	-	-
	Goduck Gangil10 PFV Co., Ltd.		3,100	-	(2,000)	-	1,100
	Logisvalley Shinhan REIT Co.,Ltd.		43,000	33,000	(43,000)	-	33,000
Key Management Personnel			6,563	3,154	(4,712)	-	5,005
Total		~~W~~	71,368	36,154	(56,537)	(351)	50,634

(*) The effect on changes in allowance for credit loss is included.

			December 31, 2022
Classification	Company		Beginning	Execution	Collection	Others (*)	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust No.19	~~W~~	11,880	-	-	-	11,880
	EDNCENTRAL Co.,Ltd.		19,739	-	(20,000)	261	-
	Goduck Gangil1 PFV Co., Ltd.		12,000	-	(5,175)	-	6,825
	Goduck Gangil10 PFV Co., Ltd.		7,600	-	(4,500)	-	3,100
	iPIXEL Co.,Ltd.		55	-	-	(55)	-
	Logisvalley Shinhan REIT Co.,Ltd.		-	43,000	-	-	43,000
Key Management Personnel			6,150	4,590	(4,177)	-	6,563
Total		~~W~~	57,424	47,590	(33,852)	206	71,368

(*) The effect on changes in allowance for credit loss is included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

49. Interests in unconsolidated structured entities

(a)
The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates (primarily investment funds) and other structured entities and characteristics of these structured entities are as follows:

Description

Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund

Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Total assets:
Asset-backed securitization	~~W~~	214,750,119	238,433,221
Structured financing		427,272,034	343,861,213
Investment fund		364,272,967	353,801,189
	~~W~~	1,006,295,120	936,095,623

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

49. Interests in unconsolidated structured entities (continued)

(b) Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets under consolidated financial statements:
Loans measured at fair value through profit or loss	~~W~~	9,598	309,635	123,282	442,515
Loan at amortized cost		1,061,060	16,604,162	227,185	17,892,407
Securities at fair value through profit or loss		4,366,192	129,795	13,304,176	17,800,163
Derivate assets		674	-	-	674
Securities at fair value through other comprehensive income		4,041,459	183,517	3,315	4,228,291
Securities at amortized cost		4,806,904	-	65	4,806,969
Other assets		4,636	79,822	11,935	96,393
	~~W~~	14,290,523	17,306,931	13,669,958	45,267,412
Liabilities under consolidated financial statements:
Derivate liabilities	~~W~~	9,939	315	-	10,254
Other liabilities		301	1,628	-	1,929
	~~W~~	10,240	1,943	-	12,183

		December 31, 2022
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets under consolidated financial statements:
Loans measured at fair value through profit or loss	~~W~~	9,269	693,630	498	703,397
Loan at amortized cost		869,478	15,725,255	183,263	16,777,996
Securities at fair value through profit or loss		2,504,857	256,696	14,112,703	16,874,256
Derivate assets		4,432	-	-	4,432
Securities at fair value through other comprehensive income		4,183,987	179,714	-	4,363,701
Securities at amortized cost		4,182,846	-	-	4,182,846
Other assets		4,337	44,448	41,588	90,373
	~~W~~	11,759,206	16,899,743	14,338,052	42,997,001
Liabilities under consolidated financial statements:
Derivate liabilities	~~W~~	24,902	91	-	24,993
Other liabilities		788	18,840	100	19,728
	~~W~~	25,690	18,931	100	44,721

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

49. Interests in unconsolidated structured entities (continued)

(b) Nature of risks (continued)

ii) The maximum risk exposure of the Group relating to its interests in unconsolidated structured entities as of December 31, 2023 and 2022 are as follows:

		December 31, 2023
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	14,290,523	17,306,931	13,669,958	45,267,412
ABS and ABCP purchase agreements		1,029,819	10,462	2,134,239	3,174,520
Loan commitments		353,790	913,252	-	1,267,042
Others		-	429,549	-	429,549
	~~W~~	15,674,132	18,660,194	15,804,197	50,138,523

		December 31, 2022
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	11,759,206	16,899,743	14,338,052	42,997,001
ABS and ABCP purchase agreements		1,014,702	104,773	2,271,063	3,390,538
Loan commitments		419,039	988,331	-	1,407,370
Guarantees		15,000	80,000	-	95,000
Others		-	103,039	-	103,039
	~~W~~	13,207,947	18,175,886	16,609,115	47,992,948

50. Events after the reporting period

The controlling company decided to acquire and retire treasury stocks that worth ~~W~~ 150 billion through a resolution of the Board of Directors on February 8, 2024, in order to enhance shareholder value.

51. LIBOR Interest rates

The effective interest rate, not the carrying amount, is adjusted when replacing the interest rate index of a financial instrument measured at amortized cost in relation to the reform of the interest rate index. It includes exceptions, such as allowing hedge accounting to continue uninterrupted even if an interest rate indicator replacement occurs in a hedging relationship. As of the end of the current term, the Group has completed most of its conversion and replacement plans in relation to the discontinuation of LIBOR interest rate calculation and aims to conclude the response plan in accordance with the response guidelines of the supervisory authorities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

52. Adoption of K-IFRS 1117 ‘Insurance Contracts’

The Group begins to apply K-IFRS 1117 ‘Insurance Contracts’ on accounting periods beginning on 1 January 2023. The prior year’s financial statements were retrospectively restated in accordance with the transition requirement of this Standard. This Standard replaces K-IFRS 1104 ‘Insurance Contracts’. K-IFRS 1117 provides new or revised requirements relating to recognition, measurement, presentation and disclosure principles of insurance contracts, reinsurance contracts and investment contracts with discretionary participation features. The Standard significantly changed the insurer's accounting by requiring groups of insurance contracts to be measured at current estimates of future cash flows expected to occur in the performance of the contract and at risk adjustments and contractual service margins for separate non-financial risks.

The Group applied a retrospective application as described below in accordance with K-IFRS 1117 to insurance contracts, to the extent practicable, from the beginning date of the annual reporting period (the transition date) before its initial application date commences. The Group applied either the modified retrospective approach or the fair value approach to the insurance contracts impracticable to be applied with 1) below.

1)
To identify, recognize and measure each group of insurance contracts issued as if this Standard had always applied;
1-1)
To identify, recognize and measure any assets for insurance acquisition cash flows as if this Standard had always applied (except that an entity is not required to apply the recoverability assessment before the transition date);
2)
To derecognize any existing balances that would not exist had this Standard always applied; and
3)
To recognize all net differences arising from the initial application of this Standard as an adjustment to the retained earnings (or, if appropriate, other components of equity) at the date of initial application, without adjusting goodwill recognized from the past business combinations.

In addition, the Group changed the classification and measurement of financial instruments related to the insurance business to manage the volatility of equity arising from the market value of insurance contract liabilities according to K-IFRS 1117. For the financial instruments, their classification and measurement changed in accordance with the transition requirement of K-IFRS 1117, the Group prepared the statement of financial position at the date of initial application of K-IFRS 1117 by adjusting the classification and measurement of financial assets removed between the transition date of K-IFRS 1117 and the initial application date in order to present comparative information as if K-IFRS 1109 had been applied to the financial instruments.

Separate account assets and liabilities from the statements of financial position and revenues or expenses in separate accounts from the statements of comprehensive income, which had been presented as one line item in accordance with the Enforcement Rules of the Insurance Business Act under K-IFRS 1104, are combined with the Group’s general account and presented as related assets, liabilities, incomes, and expenses under K-IFRS 1117 with the elimination of intra-group transactions between the general account and the separate account.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

52. Adoption of K-IFRS 1117 ‘Insurance Contracts’ (continued)

(a) Significant effects in the financial statement at the transition date, January 1, 2022 under K-IFRS 1117 are as follows:

i) Significant effects in the financial position at the transition date, January 1, 2022 under K-IFRS 1117 are as follows:

		Amount (A) (*1)			Amount (B) (*2)		Increase (B-A)
Assets:			Assets:
Cash and due from banks at amortized cost	~~W~~	28,453,404	Cash and due from banks at amortized cost	~~W~~	29,049,341	~~W~~
Financial assets at fair value through profit or loss		62,403,759	Financial assets at fair value through profit or loss		68,161,348
Securities at fair value through other comprehensive income		64,838,323	Securities at fair value through other comprehensive income		90,893,467
Securities at amortized cost		49,930,076	Securities at amortized cost		26,164,942
Loans at amortized cost		389,137,156	Loans at amortized cost		384,810,774
Other assets (*3)		53,389,467	Other assets		42,784,650
	~~W~~	648,152,185		~~W~~	641,864,522		(6,287,663)
Liabilities:			Liabilities:
Deposits	~~W~~	364,896,675	Deposits	~~W~~	364,874,652
Borrowing		43,167,065	Borrowing		43,167,065
Debt securities issued		80,149,362	Debt securities issued		80,149,362
Insurance contract liabilities		54,333,498	Insurance contract liabilities		53,774,915
			Reinsurance contract liabilities		281,763
			Investment contract liabilities		2,953,698
Other liabilities (*3)		56,067,163	Other liabilities		46,447,117
		598,613,763			591,648,572		(6,965,191)

Equity	~~W~~	49,538,422	Equity	~~W~~	50,215,950	~~W~~	677,528

(*1) Prepared in accordance with K-IFRS 1109 ‘financial instruments’, K-IFRS 1104 ‘Insurance Contracts’, and Enforcement Rules of the Insurance Business Act. (Application of the overlay approach under K-IFRS 1104 to financial assets related to insurance contracts)

(*2) Prepared in accordance with K-IFRS 1109 ‘financial instruments’ and K-IFRS 1117 ‘Insurance Contracts’ (changed business model is applied to financial assets related to insurance contracts under K-IFRS 1117)

(*3) Other assets and other liabilities under K-IFRS 1104 include separate account assets amounted to ~~W~~ 9,501,135 million and separate account liabilities amounted to ~~W~~ 9,834,894 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

52. Adoption of K-IFRS 1117 ‘Insurance Contracts’ (continued)

ii) Classification of financial assets (derivatives excluded) on January 1, 2022 as the transition date in accordance with K-IFRS 1117 is as follows:

	January 1,2022
	Classification		Transition date (Jan. 1, 2022) under K-IFRS 1104	Separate account (*1)	Policy loan excluded (*2)	Classifica-tion due to new business model	Transition date (Jan. 1, 2022) under K-IFRS 1117
Cash and due from banks at amortized cost	Financial assets at amortized cost	~~W~~	28,453,404	595,937	-	-	29,049,341
Due from banks at fair value through profit or loss	Financial assets at fair value through profit or loss		34,262	-	-	-	34,262
Securities at fair value through profit or loss	Financial assets at fair value through profit or loss		60,686,153	6,121,716	-	(364,127)	66,443,742
Loans at fair value through profit or loss	Financial assets at fair value through profit or loss		1,683,344	-	-	-	1,683,344
Securities at fair value through other comprehensive income	Financial assets at fair value through other comprehensive income		64,838,323	2,035,462	-	24,019,681	90,893,466
Securities at amortized cost	Financial assets at amortized cost		49,930,076	-	-	(23,765,134)	26,164,942
Loans at amortized cost	Financial assets at amortized cost		389,137,156	768,256	(5,094,638)	-	384,810,774

(*1) Consisted of the total of separate account and intercompany transactions that are eliminated.

(*2) Policy loans, which used to be recognized as separate assets under K-IFRS 1104 ‘Insurance Contracts’ and Enforcement Rules of the Insurance Business Act., are measured as part of insurance contracts in accordance with K-IFRS 1117.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

52. Adoption of K-IFRS 1117 ‘Insurance Contracts’ (continued)

iii) Significant adjustments to assets, liabilities and equity under K-IFRS 1117 on January 1, 2022 as the transition date are as follows:

		January 1, 2022
		Assets	Liabilities	Equity
Application of K-IFRS 1104 on January 1, 2022	~~W~~	648,152,185	598,613,763	49,538,422
Elimination of carrying amount of K-IFRS 1104 items:			-
Loans at amortized cost (policy loans)		(5,094,638)	-	(5,094,638)
Unamortized acquisition cost		(954,949)	-	(954,949)
Insurance contract liabilities		-	(61,187,386)	61,187,386
Intercompany transactions with separate account for the consolidation presentation		45,458	44,919	539
Others (*)		(161,677)	(124,117)	(37,560)
Application of K-IFRS 1117:
Reclassification of financial assets		(109,579)	-	(109,579)
Recognition of insurance contract liabilities		-	53,774,915	(53,774,915)
Recognition of reinsurance contract liabilities		-	281,763	(281,763)
Tax effects from adjustments		(12,278)	244,715	(256,993)
Total of adjustments for transition date		(6,287,663)	(6,965,191)	677,528
Application of K-IFRS 1117 on January 1, 2022 (the transition date)	~~W~~	641,864,522	591,648,572	50,215,950

(*) Consisted of elimination of accounts receivable (payable) and others that are measured as part of insurance contracts under K-IFRS 1117.

iv) Significant adjustments to accumulated other comprehensive income (loss) and retained earnings as part of the statement of changes in equity under K-IFRS 1117 on January 1, 2022 as the transition date are as follows:

		January 1, 2022
		Accumulated other comprehensive income (loss)	Retained earnings
Application of K-IFRS 1104 on January 1, 2022 (the transition date)	~~W~~	(984,936)	30,541,300
Recognition of net difference from initial application of K-IFRS 1117		(42,601)	627,174
Elimination of financial assets at fair value through profit or loss (overlay approach)		(209,645)	209,645
Reclassification of financial instruments under K-IFRS 1117		(99,607)	(10,001)
Recognition of net insurance finance income from insurance contract assets (liabilities)		459,556	-
Tax effects from adjustments		(27,990)	(229,003)
Total of adjustments for transition date		79,713	597,815
Application of K-IFRS 1117 on January 1, 2022 (the transition date)	~~W~~	(905,223)	31,139,115

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

52. Adoption of K-IFRS 1117 ‘Insurance Contracts’ (continued)

(b) Significant effects in the primary financial statements such as the financial position as of December 31, 2022 and comprehensive income statement for the period ended December 31, 2022 under K-IFRS 1117 are as follows:

i) The statement of financial position as of December 31, 2022

		Amount under K-IFRS 1104	Adjustment for K-IFRS 1117	Amount under K-IFRS 1117
Assets
Cash and due from banks at amortized cost	~~W~~	29,532,235	518,605	30,050,840
Financial assets at fair value through profit or loss		56,643,669	4,864,612	61,508,281
Securities at fair value through other comprehensive income		63,661,719	21,807,442	85,469,161
Securities at amortized cost		57,971,492	(24,600,294)	33,371,198
Loans at amortized cost		412,291,511	(4,392,539)	407,898,972
Reinsurance contract assets		-	88,772	88,772
Other assets		55,783,655	(9,737,649)	46,046,006
		675,884,281	(11,451,051)	664,433,230
Liabilities
Deposits		383,010,745	(22,451)	382,988,294
Borrowings		49,279,175	-	49,279,175
Debt securities issued		77,288,783	-	77,288,783
Insurance contract liabilities		54,315,124	(8,410,351)	45,904,773
Reinsurance contract liabilities		-	62,803	62,803
Investment contract liabilities		-	2,133,586	2,133,586
Other liabilities		60,860,032	(7,507,774)	53,352,258
		624,753,859	(13,744,187)	611,009,672

Equity	~~W~~	51,130,422	2,293,136	53,423,558

ii) The statement of comprehensive income for the period ended December 31, 2022

		Amount under K-IFRS 1104	Adjustment for K-IFRS 1117	Amount under K-IFRS 1117
Operating income
Net interest income	~~W~~	12,463,681	(1,866,828)	10,596,853
Net fees and commission income		2,525,566	(112,024)	2,413,542
Net insurance income (expense)		(827,233)	1,873,457	1,046,224
Net insurance finance income		-	807,964	807,964
Other operating expenses		(8,273,935)	(685,084)	(8,959,019)
		5,888,079	17,485	5,905,564
Equity method income		121,697	-	121,697
Other non-operating income, net		339,475	(110)	339,365
Profit before income taxes		6,349,251	17,375	6,366,626
Income tax expense		(1,617,088)	5,976	(1,611,112)
Profit for the period		4,732,163	23,351	4,755,514
Other comprehensive loss for the period, net of income tax		(2,598,032)	1,592,257	(1,005,775)
Total comprehensive income for the period	~~W~~	2,134,131	1,615,608	3,749,739

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of won)

52. Adoption of K-IFRS 1117 ‘Insurance Contracts’ (continued)

(b) Significant effects in the primary financial statements such as the financial position as of December 31, 2022 and comprehensive income statement for the period ended December 31, 2022 under K-IFRS 1117 are as follows

iii) The statement of cash flows for the period ended December 31, 2022

		Amount under K-IFRS 1104	Adjustment for K-IFRS 1117	Amount under K-IFRS 1117
Cash flows from operating activities	~~W~~	7,592,560	(404,120)	7,188,440
Cash flows from investing activities		(11,031,456)	335,529	(10,695,927)
Cash flows from financing activities		3,394,715	-	3,394,715
Effect of exchange rate changes on cash and cash equivalents held		(57,837)	(1,118)	(58,955)
Cash and cash equivalents at the beginning of the period		24,103,443	482,230	24,585,673
Cash and cash equivalents at the end of the period	~~W~~	24,001,425	412,521	24,413,946

Independent Auditors’ Report on Internal Control over Financial Reporting for Consolidation Purposes

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.

Opinion on Internal Control over Financial Reporting for Consolidation Purposes

We have audited the internal control over financial reporting (“ICFR”) for consolidation purposes of Shinhan Financial Group Co., Ltd. and its subsidiaries (“the Group”) as of December 31, 2023 based on the criteria established in the Conceptual Framework for Designing and Operating ICFR (“ICFR Design and Operation Framework”) issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea (the “ICFR Committee”).

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting for consolidation purposes as of December 31, 2023, based on ICFR Design and Operation Framework.

We have also audited, in accordance with Korean Standards on Auditing (KSAs), the consolidated financial statements of the Group, which comprise the consolidated statement of financial position as of December 31, 2023, the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising a summary of material accounting policies and other explanatory information, and our report dated March 4, 2024 expressed an unmodified opinion on those consolidated financial statements.

Basis for Opinion on Internal Control over Financial Reporting for Consolidation Purposes

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting for Consolidation Purposes section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the internal control over financial reporting for consolidation purposes in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting for Consolidation Purposes

The Group’s management is responsible for designing, operating and maintaining effective internal control over financial reporting for consolidation purposes and for its assessment of the effectiveness of internal control over financial reporting for consolidation purposes, included in the accompanying ‘ICFR Operating Status Report for Consolidation Purposes by CEO and IAM.’

Those charged with governance are responsible for overseeing the Group’s internal control over financial reporting for consolidation purposes.

Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting for Consolidation Purposes

Our responsibility is to express an opinion on the Group’s internal control over financial reporting for consolidation purposes based on our audit. We conducted our audit in accordance with KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting for consolidation purposes was maintained in all material respects.

Our audit of internal control over financial reporting for consolidation purposes included obtaining an understanding of internal control over financial reporting for consolidation purposes, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.

Definition and Limitations of Internal Control over Financial Reporting for Consolidation Purposes

A company’s internal control over financial reporting for consolidation purposes is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A company’s internal control over financial reporting for consolidation purposes includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with K-IFRS, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management and directors of the Group; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Group’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting for consolidation purposes may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditors’ report is Min-Seon Chae.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 4, 2024

This report is effective as of March 4, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the internal control over financial reporting for consolidation purposes. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.